As filed with the Securities and Exchange Commission on February 26, 2024

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SUNOCO LP

(Exact name of registrant as specified in its charter)

Delaware	30-0740483
(State or other jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

8111 Westchester Drive, Suite 400

Dallas, TX 75225

(214) 981-0700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Scott D. Grischow

Arnold D. Dodderer

Sunoco GP LLC

8111 Westchester Drive

Suite 400

Dallas, TX 75225

(214) 981-0700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Michael J. Aiello Sachin Kohli Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 (212) 310-8000	Amy L. Perry NuStar Energy L.P. 19003 IH-10 West San Antonio, TX 78257 (210) 918-2000	Igor Kirman Zachary S. Podolsky Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1000	George J. Vlahakos Sidley Austin LLP 1000 Louisiana Street Suite 5900 Houston, TX 77002 (713) 495-4522

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions to the closing of the merger described herein.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this document is not complete and may be changed. Sunoco LP may not issue the securities described herein until the registration statement filed with the Securities and Exchange Commission is effective. This document is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 26, 2024

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear NuStar Energy L.P. Common Unitholders:

On January 22, 2024, NuStar Energy L.P., a Delaware limited partnership (“NuStar”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Sunoco LP, a Delaware limited partnership (“Sunoco”), Saturn Merger Sub, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Sunoco (“Merger Sub”), Riverwalk Logistics, L.P., a Delaware limited partnership and sole general partner of NuStar (“NuStar GP”), NuStar GP, LLC, a Delaware limited liability company and the sole general partner of NuStar GP (the “NuStar Managing GP”), and Sunoco GP LLC, a Delaware limited liability company and sole general partner of Sunoco (the “Sunoco GP”), pursuant to which Sunoco will acquire NuStar in an all-equity transaction by means of a merger of Merger Sub with and into NuStar (the “Merger”) with NuStar surviving the Merger as a subsidiary of Sunoco.

Each common unit of NuStar (“NuStar Common Unit”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than any NuStar Common Units owned at that time by NuStar, Sunoco, Merger Sub or a Sunoco subsidiary) will be converted into and represent the right to receive 0.400 of a common unit (the “Exchange Ratio”) of Sunoco (the “Sunoco Common Units”) and, if applicable, cash in lieu of fractional units, with each person or entity so receiving Sunoco Common Units upon the exchange being admitted as a limited partner of Sunoco. In addition, prior to the Effective Time, NuStar will declare and pay a special cash distribution to the holders of NuStar Common Units (the “NuStar Common Unitholders”) in the amount of $0.212 per NuStar Common Unit (the “Special Distribution”).

The Exchange Ratio is fixed and will not be adjusted to reflect price changes prior to the closing of the Merger. NuStar Common Units and Sunoco Common Units are each traded on the New York Stock Exchange (the “NYSE”) under the ticker symbols “NS” and “SUN,” respectively. Based on the closing price of Sunoco Common Units on the NYSE of $59.46 on January 19, 2024, the last trading day before public announcement of the proposed Merger, the Exchange Ratio and Special Distribution, combined, represented approximately $24.00 in value for each NuStar Common Unit, which represented a premium of approximately 33.1% to the closing price per NuStar Common Unit on January 19, 2024. Based on the closing price of Sunoco Common Units on the NYSE of $[   ] on [    ], the latest practicable date before the date of this proxy statement/prospectus, the Exchange Ratio and Special Distribution, combined, represented approximately $[  ] in value for each NuStar Common Unit.

The value of the consideration paid to NuStar Common Unitholders will fluctuate with changes in the market price of Sunoco Common Units. We urge you to obtain current market quotations of Sunoco Common Units and NuStar Common Units.

Based upon the number of outstanding NuStar Common Units (including each NuStar Common Unit underlying each restricted unit award of NuStar) on the record date of [     ], 2024 for the NuStar Special Meeting (defined below), we anticipate that Sunoco will issue approximately [    ] Sunoco Common Units in connection with the Merger.

Upon completion of the Merger, based on the number of Sunoco Common Units and NuStar Common Units as of the date of the Merger Agreement, we estimate that legacy NuStar Common Unitholders will own approximately 38% of the Sunoco Common Units and legacy holders of Sunoco Common Units (“the Sunoco Common Unitholders”) will own approximately 62% of the Sunoco Common Units.

In connection with the Merger, NuStar will hold a virtual special meeting of the NuStar Common Unitholders (the “NuStar Special Meeting”) to consider and vote on (i) a proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger (the “Merger Proposal”), (ii) a proposal to approve, by a non-binding, advisory vote, the compensation that may be received by NuStar Managing GP’s named executive officers in connection with the Merger (the “Compensation Proposal”) and (iii) a proposal to approve the adjournment of the NuStar Special Meeting, if necessary, to solicit additional proxies in favor of the Merger Proposal, if (a) there are holders of an insufficient number of NuStar Common Units present online or by proxy at the NuStar Special Meeting to constitute a quorum at such meeting or (b) there are insufficient votes at the time of such adjournment to approve the Merger Proposal (the “Adjournment Proposal”).

Your vote is very important. The record date for determining the NuStar Common Unitholders entitled to receive notice of, and to vote at, the NuStar Special Meeting is the close of business on [     ], 2024. The Merger cannot be completed without the approval of the NuStar Common Unitholders. We urge you to read this proxy statement/prospectus carefully. The obligations of Sunoco and NuStar to complete the Merger are subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement. More information about Sunoco, NuStar, the NuStar Special Meeting, the Merger Agreement and the transactions contemplated thereby, including the Merger, is included in this proxy statement/prospectus. You should also consider carefully the risks that are described in the “Risk Factors” section of this proxy statement/prospectus.

Whether or not you plan to attend the NuStar Special Meeting, please submit your proxy as soon as possible to make sure your NuStar Common Units are represented at the NuStar Special Meeting.

The board of directors of NuStar Managing GP (the “NuStar Managing GP Board”) unanimously recommends that NuStar Common Unitholders vote “FOR” the Merger Proposal, “FOR” the Compensation Proposal and “FOR” the Adjournment Proposal.

On behalf of the NuStar Managing GP Board, we thank you for your consideration and continued support. We look forward to the successful combination of Sunoco and NuStar.

Sincerely,

Bradley C. Barron

Chairman, President and Chief Executive Officer

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying document or determined that the accompanying document is accurate or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated [●], 2024 and is first being mailed to the NuStar Common Unitholders on or about [●], 2024.

NOTICE OF SPECIAL MEETING OF NUSTAR COMMON UNITHOLDERS

TO BE HELD VIRTUALLY ON [    ], 2024

Dear NuStar Energy L.P. Common Unitholders:

On [     ], 2024, NuStar will hold a virtual special meeting of NuStar Common Unitholders at www.virtualshareholdermeeting.com/NS2024SM, starting at [    ] Central Time (unless it is adjourned or postponed to a later date) (the “NuStar Special Meeting”). Holders of record of NuStar Common Units at the close of business on [     ], 2024 are entitled to attend and vote on the matters presented at the NuStar Special Meeting. The NuStar Special Meeting can be accessed by visiting www.virtualshareholdermeeting.com/NS2024SM, where NuStar Common Unitholders will be able to participate and vote online during the NuStar Special Meeting. To be admitted to the NuStar Special Meeting, you must enter the 16-digit control number found on your proxy card or voting instruction form.

At the NuStar Special Meeting, you will be asked to consider the following proposals:

Proposal 1: The Merger Proposal: To approve and adopt the Agreement and Plan of Merger (the “Merger Agreement”), by and among NuStar, Sunoco LP (“Sunoco”), Saturn Merger Sub, LLC (“Merger Sub”), Riverwalk Logistics, L.P., NuStar GP, LLC, and Sunoco GP LLC, and the transactions contemplated thereby, including the merger of Merger Sub with and into NuStar (the “Merger”) with NuStar surviving the Merger as a subsidiary of Sunoco;

Proposal 2: The Compensation Proposal: To approve, by a non-binding, advisory vote, the compensation that may be received by NuStar Managing GP’s named executive officers in connection with the Merger; and

Proposal 3: The Adjournment Proposal: To approve the adjournment of the NuStar Special Meeting, if necessary, to solicit additional proxies in favor of the Merger Proposal, if (i) there are holders of an insufficient number of NuStar Common Units present online or by proxy at the NuStar Special Meeting to constitute a quorum at such meeting or (ii) there are insufficient votes at the time of such adjournment to approve the Merger Proposal.

The approval by NuStar Common Unitholders of the Merger Proposal is a condition to the completion of the Merger.

Other sections of the proxy statement/prospectus describe the proposals listed above in more detail, as well as other matters contemplated in connection with the Merger. Before voting, please carefully read the proxy statement/prospectus in its entirety, including the Merger Agreement and all other annexes, and including documents incorporated by reference, for further information relevant to the business to be transacted at the NuStar Special Meeting. In particular, see the section entitlted “The Merger Agreement,” for a description of the Merger Agreement and transactions contemplated thereby, including the Merger, and the section entitled “Risk Factors,” for an explanation of the risks associated with the Merger Agreement and the transactions contemplated thereby, including the Merger.

WHETHER OR NOT YOU PLAN TO PARTICIPATE IN THE NUSTAR SPECIAL MEETING, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD TO VOTE BY TELEPHONE, INTERNET OR MAIL AS PROMPTLY AS POSSIBLE. IF YOUR UNITS ARE HELD IN THE NAME OF A BROKER OR CUSTODIAN, PLEASE FOLLOW THE VOTING INSTRUCTIONS PROVIDED BY SUCH BROKER OR CUSTODIAN.

If you have any questions concerning the Merger Agreement or the transactions contemplated thereby, including the Merger, or the accompanying proxy statement/prospectus or would like additional copies, please contact NuStar’s proxy solicitation agent:

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford, Connecticut 06902

Unitholders may call toll-free: 1-800-662-5200

Banks and Brokers may call collect: 1-203-658-9400

By email: NS@investor.morrowsodali.com

By order of the Board of Directors,

Steve Gilbert

Vice President, Assistant General Counsel and

Corporate Secretary

NuStar Energy L.P.

19003 IH-10 West

San Antonio, Texas 78257

[●], 2024

ADDITIONAL INFORMATION

This document, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission, constitutes a proxy statement of NuStar under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended, with respect to the solicitation of proxies for the special meeting of NuStar Common Unitholders, or any adjournment or postponement thereof, to, among other things, approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. This document is also a prospectus of Sunoco under Section 5 of the U.S. Securities Act of 1933, as amended, with respect to Sunoco Common Units that may be issued to NuStar Common Unitholders in the Merger pursuant to the Merger Agreement.

As permitted under the rules of the SEC, this document incorporates by reference important business and financial information about NuStar and Sunoco from other documents filed with the SEC that are not included in or delivered with this document. Please read the section entitled “Where You Can Find More Information.” You can obtain any of the documents incorporated by reference into this document from the SEC’s website at www.sec.gov.

Copies of documents filed by Sunoco with the SEC are available at Sunoco’s website, www.sunocolp.com and are also available to you without charge upon your request in writing or by telephone from Sunoco at the following address and telephone number. Copies of documents filed by NuStar with the SEC are available at NuStar’s website, www.nustarenergy.com and are also available to you without charge upon your request in writing or by telephone from NuStar at the following address and telephone number. None of the information contained on the website of Sunoco or NuStar is incorporated by reference into this document.

Sunoco LP	NuStar Energy L.P.
8111 Westchester Drive, Suite 400 Dallas, Texas 75225 Attention: Investor Relations Phone: (214) 981-0700	19003 IH-10 West, San Antonio, Texas 78257 Attention: Investor Relations Phone: (210) 918-4687

Please note that copies of the documents provided to you will not include exhibits, unless the exhibits are specifically incorporated by reference into the documents or this document.

If you would like to request any documents, please do so no later than [●], 2024 in order to receive them before the NuStar Special Meeting.

If you have any questions concerning the Merger Agreement or the transactions contemplated thereby, including the Merger, or the accompanying proxy statement/prospectus or would like additional copies, please contact NuStar’s proxy solicitation agent.

The Solicitation Agent for the NuStar Special Meeting is:

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford, Connecticut 06902

You may obtain information regarding the NuStar Special Meeting from the Solicitation Agent as follows:

Unitholders may call toll-free: 1-800-662-5200

Banks and Brokers may call collect: 1-203-658-9400

By email: NS@investor.morrowsodali.com

ABOUT THIS PROXY STATEMENT/PROSPECTUS

Sunoco has filed with the SEC a registration statement on Form S-4 (File No. 333-[●]), of which this proxy statement/prospectus forms a part. This proxy statement/prospectus constitutes the prospectus of Sunoco under Section 5 of the Securities Act with respect to Sunoco Common Units issuable to NuStar Common Unitholders in the Merger pursuant to the Merger Agreement. Additionally, this proxy statement/prospectus also constitutes a proxy statement under Section 14(a) of the Exchange Act, with respect to NuStar. It also constitutes a notice of meeting with respect to the NuStar Special Meeting. As permitted by SEC rules, this proxy statement/prospectus does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may obtain a copy of the registration statement, including any amendments, schedules and exhibits, at the SEC’s website mentioned above. Statements contained in this proxy statement/prospectus as to the contents of any contract or other documents referred to in this proxy statement/prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable agreement or other document filed as an exhibit to the registration statement.

Information contained in or incorporated by reference into this proxy statement/prospectus relating to NuStar has been supplied by NuStar. Information contained in this proxy statement/prospectus relating to Sunoco has been supplied by Sunoco.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated [●], 2024, and you should assume that the information contained in this proxy statement/prospectus is accurate only as of such date. You should also assume that the information incorporated by reference into this proxy statement/prospectus is only accurate as of the date of such information. Neither the mailing of this proxy statement/prospectus to NuStar Common Unitholders nor the issuance by Sunoco of Sunoco Common Units pursuant to the Merger Agreement will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

All currency amounts referenced in this proxy statement/prospectus are in U.S. dollars. All references in this proxy statement/prospectus to:

•

“Adjournment Proposal” refers to the proposal to approve the adjournment of the NuStar Special Meeting, if necessary, to solicit additional proxies in favor of the Merger Proposal, if (i) there are holders of an insufficient number of NuStar Common Units present online or by proxy at the NuStar Special Meeting to constitute a quorum at such meeting or (ii) there are insufficient votes at the time of such adjournment to approve the Merger Proposal, as set forth in more detail in the section entitled “Proposal 3: The Adjournment Proposal”;

•	“Antitrust Division” refers to the Antitrust Division of the U.S. Department of Justice;

•	“Barclays” refers to Barclays Capital Inc., financial advisor to NuStar;

•

“Breakup Fee” refers to the $90,272,205 fee that NuStar may be required to pay Sunoco under certain circumstances in connection with termination of the Merger Agreement, as more fully set forth in the section entitled “The Merger Agreement—NuStar Breakup Fee”;

•

“Bridge Commitment Letter” refers to a debt commitment letter between Sunoco and the Bridge Lenders, dated as of January 22, 2024, pursuant to which the Bridge Lenders have agreed to provide Sunoco with the Bridge Facility;

•	“Bridge Lenders” refers to Truist Bank and Bank of America, N.A., and such other lenders which may become party to the Bridge Commitment Letter;

•	“Bridge Facility” refers to the $1.6 billion senior unsecured 364-day bridge term loan to be provided to Sunoco by the Bridge Lenders pursuant to the Bridge Commitment Letter;

•	“Change in Recommendation” refers to the definition set forth in the section entitled “The Merger Agreement—Termination of the Merger Agreement”;

•	“Closing” refers to the closing of the transactions contemplated by the Merger Agreement;

•	“Closing Date” refers to the date on which the Closing occurs;

•	“Code” refers to the Internal Revenue Code of 1986, as amended;

•	“Committed Debt Financing” refers to the Bridge Facility and the Revolving Facility;

•

“Compensation Proposal” refers to the proposal to approve, by a non-binding, advisory vote, the compensation that may be received by NuStar Managing GP’s named executive officers in connection with the Merger, as set forth in more detail in the section entitled “Proposal 2: The Compensation Proposal”;

•	“Confidentiality Agreement” refers to the confidentiality agreement, dated as of November 10, 2023, between Sunoco and NuStar;

•	“Current Employees” refers to the individuals who are employed by NuStar immediately before the Effective Time;

•	“Debt Financing” refers to debt financing, which may include capital markets offerings at the discretion of Sunoco management;

•	“Delaware LLC Act” refers to the Delaware Limited Liability Company Act;

•	“Delaware LP Act” refers to the Delaware Revised Uniform Limited Partnership Act;

•	“D&O Policy” refers to the existing policy of NuStar Managing GP’s directors’ and officers’ liability insurance;

•	“Effective Time” refers to the effective time of the Merger;

•

“End Date” refers to the date that is nine (9) months after the date of the Merger Agreement, which date can be extended by either party up to fifteen (15) months after the date of the Merger Agreement under certain circumstances as more fully set forth in the section entitled “The Merger Agreement—Termination of the Merger Agreement”;

•	“Energy Transfer” refers to Energy Transfer LP, a Delaware limited partnership;

•	“Energy Transfer GP” refers to LE GP, LLC, a Delaware limited liability company and the sole general partner of Energy Transfer;

•	“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended;

•	“Exchange Ratio” refers to the ratio of 0.400 of a Sunoco Common Unit to be received for each NuStar Common Unit, as may be adjusted pursuant to the terms of the Merger Agreement;

•

“Excluded Benefits” refers to, collectively, any defined benefit and supplemental pensions, retiree or post-termination health or welfare benefits, and retention or change in control payments or other special or one-time awards;

•	“Excluded Units” refers to all NuStar Common Units directly owned immediately prior to the Effective Time by NuStar, Sunoco or Merger Sub;

•	“FTC” refers to the Federal Trade Commission;

•	“HSR Act” refers to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

•	“IDRs” refers to the Sunoco incentive distribution rights;

•	“IRS” refers to the U.S. Internal Revenue Service;

•	“Merger” means the merger of Merger Sub, with and into NuStar, with NuStar surviving the Merger as the Surviving Entity and a subsidiary of Sunoco;

•

“Merger Agreement” refers to the Agreement and Plan of Merger, dated as of January 22, 2024, by and among Sunoco, Merger Sub, NuStar, NuStar GP, NuStar Managing GP and Sunoco GP, which is attached as Annex A;

•	“Merger Consideration” refers to the Exchange Ratio that NuStar Common Unitholders (other than Excluded Units and Sunoco Held Units) will receive following the Effective Time;

•

“Merger Proposal” refers to the proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger, as set forth in more detail in the section entitled “Proposal 1: The Merger Proposal”;

•	“Merger Sub” refers to Saturn Merger Sub, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Sunoco;

•	“New Plans” refers to benefits under the Sunoco benefit plans (other than those providing Excluded Benefits) to Current Employees after the Effective Time;

•

“New Sunoco Director” refers to the member of the NuStar Managing GP Board that will be appointed to the Sunoco GP Board to fill the vacancy on the Sunoco GP Board created by Energy Transfer’s increase of the size of the current Sunoco GP Board by one member upon and after the Effective Time;

•	“New Sunoco Subsidiary Units” refers to the definition set forth in the section entitled “The Merger Agreement—Sunoco Subscription”;

•	“NuStar” refers to NuStar Energy L.P., a Delaware limited partnership;

•	“NuStar Common Unitholders” refers to the holders of NuStar Common Units;

•

“NuStar Common Units” refers to the common units representing limited partner interests in NuStar and having the rights and obligations specified with respect to “Common Units” in the NuStar Partnership Agreement.

•

“NuStar Credit Agreement” refers to that certain Second Amended and Restated 5-Year Revolving Credit Agreement, dated as of January 28, 2022, by and among, inter alios, NuStar, the lenders from time to time party thereto and Wells Fargo Bank, National Association, as administrative agent, as amended from time to time;

•	“NuStar GP” refers to Riverwalk Logistics, L.P., a Delaware limited partnership and the sole general partner of NuStar;

•	“NuStar LTI Award” refers to any NuStar Restricted Unit Award, NuStar Performance Cash Award or NuStar Time-Vesting Cash Award;

•

“NuStar LTIPs” refers to, collectively, the Amended and Restated NuStar Energy L.P. 2019 Long-Term Incentive Plan, the NuStar GP, LLC Fifth Amended and Restated 2000 Long-Term Incentive Plan, amended and restated as of January 28, 2016, as amended as of February 7, 2018 and the NuStar GP Holdings, LLC Long-Term Incentive Plan, as amended;

•	“NuStar Managing GP” refers to NuStar GP, LLC, a Delaware limited liability company and the sole general partner of NuStar GP;

•	“NuStar Managing GP Board” refers to the Board of Directors of NuStar Managing GP;

•	“NuStar Partnership Agreement” refers to that certain Eighth Amended and Restated Agreement of Limited Partnership of NuStar, dated as of July 20, 2018, as amended on January 22, 2024;

•

“NuStar Performance Cash Award” refers to a notional right that represents the right to receive an amount of cash (or, in the discretion of NuStar, a number of NuStar Common Units) upon settlement, which is subject to performance-based vesting or delivery requirements, whether granted pursuant to a NuStar LTIP or otherwise;

•	“NuStar Preferred Units” refers to, collectively, the NuStar Series A Preferred Units, NuStar Series B Preferred Units and NuStar Series C Preferred Units;

•

“NuStar Receivables Financing Agreement” refers to that certain Receivables Financing Agreement, dated as of June 15, 2015, by and among, NuStar Finance LLC, as borrower, NuStar and PNC Bank, National Association, as lender and administrative agent, as amended, restated, amended and restated, supplemented or otherwise modified from time to time;

•

“NuStar Restricted Unit Award” refers to a notional right that represents the right to receive a specified number of NuStar Common Units upon settlement, that is subject to time-based vesting conditions, whether granted pursuant to a NuStar LTIP or otherwise;

•	“NuStar Series A Preferred Units” refers to the NuStar 8.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units;

•	“NuStar Series B Preferred Units” refers to the NuStar 7.625% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units;

•	“NuStar Series C Preferred Units” refers to the NuStar 9.00% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units;

•	“NuStar Special Meeting” refers to the virtual special meeting of NuStar Common Unitholders to be held on [ ], 2024 starting at [ ] Central Time (unless it is adjourned or postponed to a later date);

•	“NuStar Subordinated Notes” refers to the 7.625% Fixed-to-Floating Rate Subordinated Notes due 2043 issued by NuStar Logistics, L.P. pursuant to the Subordinated Notes Indenture;

•

“NuStar Time-Vesting Cash Award” refers to a notional right that represents the right to receive an amount of cash upon settlement, which is subject to time-based vesting requirements, granted pursuant to a NuStar LTIP;

•	“NuStar Unitholder Approval” refers to the approval and adoption of the Merger Agreement by the affirmative vote of at least a majority of the outstanding NuStar Common Units as of the record date;

•	“NuStar Unitholders” refers to the holders of NuStar Common Units and the NuStar Preferred Units;

•	“NuStar Units” refers to the NuStar Common Units and the NuStar Preferred Units;

•	“NuStar 401(k) Plan” refers to an NuStar benefit plan qualified under Section 401(a) of the Code and containing a Code Section 401(k) cash or deferred arrangement;

•	“NYSE” refers to the New York Stock Exchange;

•

“Preferred Redemption” refers to the redemption of all outstanding NuStar Preferred Units in accordance with the NuStar Partnership Agreement, as set forth in more detail in the section entitled “The Merger—NuStar Preferred Units; NuStar Subordinated Notes”;

•	“Redemptions” refers to the Preferred Redemption together with the Subordinated Notes Redemption;

•

“Revolver Commitment Letter” refers to the debt commitment letter between Sunoco and the Revolver Lenders, dated as of January 22, 2024, pursuant to which the Revolver Lenders have agreed to provide Sunoco with the Revolving Facility;

•	“Revolver Lenders” refers to Truist Bank and Bank of America, N.A., and such other lenders which may become party to the Revolver Commitment Letter;

•	“Revolving Facility” refers to the $1.5 billion senior unsecured revolving credit facility to be provided to Sunoco by the Revolver Lenders pursuant to the Revolver Commitment Letter;

•	“SEC” refers to the U.S. Securities and Exchange Commission;

•	“Securities Act” refers to the U.S. Securities Act of 1933, as amended;

•	“Solicitation Agent” refers to Morrow Sodali, LLC;

•	“Special Distribution” refers to a special cash distribution with respect to NuStar Common Units, in the amount of $0.212, to be paid prior to the Effective Time in coordination by NuStar and Sunoco;

•

“Subordinated Notes Indenture” refers to the Indenture, dated as of January 22, 2013, by and between NuStar Logistics, L.P., NuStar Energy L.P. as guarantor and Wells Fargo Bank, National Association, as trustee, as supplemented by the First Supplemental Indenture, dated as of January 22, 2013, by and between NuStar Logistics, L.P., NuStar Energy L.P. as parent guarantor, NuStar Pipeline Operating Partnership L.P. as affiliate guarantor and Wells Fargo Bank, National Association, as trustee;

•

“Subordinated Notes Redemption” refers to the redemption of all of the outstanding principal amount of the NuStar Subordinated Notes in accordance with the Subordinated Notes Indenture, as set forth in more detail in the section entitled “The Merger—NuStar Preferred Units; NuStar Subordinated Notes”;

•	“Sunoco” refers to Sunoco LP, a Delaware limited partnership;

•	“Sunoco Class C Units” refers to Class C units representing limited partner interests in Sunoco;

•	“Sunoco Common Unitholders” refers to the holders of Sunoco Common Units;

•

“Sunoco Common Units” refers to common units representing limited partner interests in Sunoco having the rights and obligations specified with respect to “Common Units” in the Sunoco Partnership Agreement;

•

“Sunoco Credit Agreement” refers to that certain Second Amended and Restated Credit Agreement, dated as of April 7, 2022, among Sunoco, as borrower, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent, collateral agent, swingline lender and a line of credit issuer, as amended from time to time;

•	“Sunoco GP” refers to Sunoco GP LLC, a Delaware limited liability company and sole general partner of Sunoco;

•	“Sunoco GP Board” refers to the Board of Directors of Sunoco GP LLC;

•	“Sunoco Held Units” refers to any NuStar Common Units owned, immediately prior to the Effective Time, by a subsidiary of Sunoco;

•	“Sunoco Partnership Agreement” refers to the First Amended and Restated Partnership Agreement of Limited Partnership of Sunoco (together with the amendments thereto);

•	“Sunoco Unitholders” refers to the holders of Sunoco Common Units and the Sunoco Class C Units;

•	“Sunoco Units” refers to the Sunoco Common Units and the Sunoco Class C Units;

•	“Support Agreement” refers to that certain Support Agreement, dated as of January 22, 2024, by and among Sunoco, NuStar and Energy Transfer, which is attached as Annex B;

•	“Support Agreement Termination Date” refers to the definition set forth in the section entitled “The Support Agreement—Termination”;

•

“Surviving Entity” refers to NuStar after Merger Sub is merged with and into the NuStar pursuant to the Merger at the Effective Time, with NuStar surviving the Merger as the surviving entity and a subsidiary of Sunoco;

•	“Threshold” refers to $750 million, as more fully set forth in the section entitled “The Merger—Regulatory Approvals”;

•	“Truist” refers to Truist Securities, Inc.; and

•	“Unit Issuance” refers to the issuance of Sunoco Common Units to NuStar Common Unitholders in the Merger pursuant to the Merger Agreement.

QUESTIONS AND ANSWERS

The following are questions that you may have regarding the Merger and other matters being considered at the NuStar Special Meeting and the answers to those questions. NuStar and Sunoco urge you to carefully read the entirety of this proxy statement/prospectus, including the annexes hereto and the information incorporated herein, because the information in this section does not provide all the information that might be important to you with respect to the Merger and other matters being considered at the NuStar Special Meeting.

Q: Why am I receiving these materials?

A: Sunoco and NuStar have entered into a Merger Agreement, pursuant to which Sunoco will acquire NuStar, and NuStar will cease to be a publicly held limited partnership (other than NuStar Preferred Units, which will remain outstanding immediately following the Merger). Upon the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, Merger Sub will be merged with and into NuStar, with NuStar surviving the Merger as the Surviving Entity and a subsidiary of Sunoco.

In order to complete the Merger, NuStar Common Unitholders must vote to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. This document is being delivered to you as both a proxy statement of NuStar and a prospectus of Sunoco in connection with the Merger. It is the proxy statement by which the NuStar Managing GP Board is soliciting proxies from you to vote in favor of the Merger Proposal and other matters at the NuStar Special Meeting. It is also the prospectus for the offering by Sunoco of Sunoco Common Units in the Merger. This proxy statement/prospectus contains important information about the NuStar Special Meeting and the Merger Agreement and the transactions contemplated thereby, including the Merger, and you should carefully read this proxy statement/prospectus in its entirety.

Q: What am I being asked to consider and vote on?

A: NuStar Common Unitholders are being asked to consider and vote on the following proposals:

•	Proposal 1: The Merger Proposal: To approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger;

•

Proposal 2: The Compensation Proposal: To approve, by a non-binding, advisory vote, the compensation that may be received by NuStar Managing GP’s named executive officers in connection with the Merger; and

•

Proposal 3: The Adjournment Proposal: To approve the adjournment of the NuStar Special Meeting, if necessary, to solicit additional proxies in favor of the Merger Proposal, if (i) there are holders of an insufficient number of NuStar Common Units present online or by proxy at the NuStar Special Meeting to constitute a quorum at such meeting or (ii) there are insufficient votes at the time of such adjournment to approve the Merger Proposal.

Q: How does the NuStar Managing GP Board recommend that I vote on the proposals being considered at the NuStar Special Meeting?

A: The NuStar Managing GP Board unanimously recommends that the NuStar Common Unitholders vote:

•	“FOR” the Merger Proposal;

•	“FOR” the Compensation Proposal; and

•	“FOR” the Adjournment Proposal.

In considering the recommendation of the NuStar Managing GP Board with respect to the Merger Proposal, you should be aware that some of the NuStar Managing GP directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of NuStar Common Unitholders generally. For more information see the section entitled “The Merger—Interests of NuStar Managing GP’s Directors and Executive Officers in the Merger.”

Q: What will happen in the Merger?

A: The Merger Agreement provides for the merger of Merger Sub with and into NuStar, with NuStar surviving following the Merger as a subsidiary of Sunoco.

In connection with the Merger, each NuStar Common Unit issued and outstanding immediately prior to the Effective Time (other than Excluded Units and Sunoco Held Units) will be converted into and represent the right to receive 0.400 of a Sunoco Common Unit and, if applicable, cash in lieu of fractional units, with each person or entity so receiving Sunoco Common Units upon the exchange being admitted as a limited partner of Sunoco. No fractional Sunoco Common Units will be issued in the Merger. Instead, each holder of NuStar Common Units otherwise entitled to a fractional Sunoco Common Unit will be entitled to receive, subject to applicable withholding, a cash payment (without interest and rounded to the nearest cent) in lieu of any such fractional Sunoco Common Unit. For more information, see the section entitled “The Merger Agreement—Merger Consideration.”

In addition, prior to the Effective Time, NuStar will declare and pay the Special Distribution of $0.212 per NuStar Common Unit to the NuStar Common Unitholders.

Upon completion of the Merger, based on the number of Sunoco Common Units and NuStar Common Units as of the date of the Merger Agreement, the legacy NuStar Common Unitholders will own approximately 38% of the Sunoco Common Units, and legacy Sunoco Common Unitholders will own approximately 62% of the Sunoco Common Units.

Q: What will happen to NuStar equity awards in the Merger?

A: NuStar Restricted Unit Awards. At the Effective Time, pursuant to the terms of the applicable NuStar LTIP and the terms of the Merger Agreement, each NuStar Restricted Unit Award will become fully vested and will be cancelled and converted into the right to receive (i) a number of Sunoco Common Units equal to the product of (A) the number of NuStar Common Units subject to such NuStar Restricted Unit Award immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio and (ii) a cash payment equal to the product of (A) the number of NuStar Common Units subject to such NuStar Restricted Unit Award immediately prior to the Effective Time multiplied by (B) the per-unit amount of the Special Distribution.

NuStar Performance Cash Awards. At the Effective Time, pursuant to the terms of the applicable NuStar LTIP and the terms of the Merger Agreement, each NuStar Performance Cash Award will become fully vested and will be cancelled and converted into the right to receive an amount in cash equal to 200% of the target amount of cash pursuant to such NuStar Performance Cash Award, except that for each NuStar Performance Cash Award that constitutes a carry forward award, the cash amount will equal 100% of the target amount.

NuStar Time-Vesting Cash Awards. At the Effective Time, pursuant to the terms of the applicable NuStar LTIP and the terms of the Merger Agreement, each NuStar Time-Vesting Cash Award will become fully vested and will be cancelled and converted into the right to receive an amount in cash equal to 100% of the amount of cash subject to such NuStar Time-Vesting Cash Award.

Q: What will happen to NuStar Preferred Units in the Merger?

A: Nothing. Each NuStar Preferred Unit issued and outstanding immediately prior to the Effective Time will remain issued and outstanding from and after the Effective Time as a limited partnership interest of the Surviving Entity, having the same terms as are applicable to such NuStar Preferred Unit immediately prior to the Effective Time. The Surviving Entity intends to effect the Preferred Redemption to redeem the NuStar Preferred Units following the Effective Time, with the proceeds of the Debt Financing. However, there can be no assurance that Sunoco will be able to consummate the Debt Financing or that it will receive sufficient proceeds therefrom to enable NuStar to effect the Preferred Redemptions. In addition, there can be no assurance that Sunoco will cause the proceeds of the Debt Financing to be contributed to NuStar to enable NuStar to effect the Preferred Redemptions or that the Preferred Redemptions may be completed in the absence of such contribution.

Q: If I am a NuStar Common Unitholder, will I receive distributions in the future?

A: During the pendency of the Merger, NuStar may continue to make quarterly distributions of up to $0.400 per NuStar Common Unit to the NuStar Common Unitholders. In addition, NuStar will make the Special Distribution.

To the extent that your NuStar Common Units are exchanged for Sunoco Common Units in connection with the completion of the Merger and you continue to hold your newly acquired Sunoco Common Units, you will receive distributions declared by the Sunoco GP Board and paid by Sunoco going forward, in accordance with the Sunoco Partnership Agreement. For a description of the distribution provisions of the Sunoco Partnership Agreement, please read the section entitled “Comparison of Rights of NuStar Common Unitholders and Sunoco Common Unitholders.”

Q: When and where will the NuStar Special Meeting be held?

A: The NuStar Special Meeting will be held virtually at www.virtualshareholdermeeting.com/NS2024SM on [    ], 2024, starting at [    ] Central Time (unless it is adjourned or postponed to a later date).

The NuStar Special Meeting can be accessed by visiting www.virtualshareholdermeeting.com/NS2024SM, where NuStar Common Unitholders will be able to participate and vote online during the NuStar Special Meeting. NuStar encourages its Common Unitholders to access the meeting early—approximately 15 minutes before the start of the meeting. Please follow the instructions as outlined in this proxy statement/prospectus.

Q: What vote of NuStar Common Unitholders is required to approve the proposals at the NuStar Special Meeting?

A: Approval of the Merger Proposal requires the affirmative vote of the holders of at least a majority of the outstanding NuStar Common Units. Any failure of any NuStar Common Unitholder to submit a vote (e.g., by not submitting a proxy or not voting online), abstentions or broker non-vote will have the same effect as a vote “AGAINST” the Merger Proposal.

Approval of the Compensation Proposal requires the affirmative vote of the holders of at least a majority of the NuStar Common Units present online or by proxy at the NuStar Special Meeting, assuming a quorum is present. Abstentions will have the same effect as a vote “AGAINST” the Compensation Proposal. Broker non-votes and failure of any NuStar Common Unitholder to submit a vote (e.g., by not submitting a proxy or not voting online) will have no effect on the Compensation Proposal.

Approval of the Adjournment Proposal requires the affirmative vote of the holders of at least a majority of the NuStar Common Units present online or by proxy at the NuStar Special Meeting. Abstentions will have the same effect as a vote “AGAINST” the Adjournment Proposal. Broker non-votes and failure of any NuStar Common Unitholder to submit a vote (e.g., by not submitting a proxy or not voting online) will have no effect on the Adjournment Proposal.

Q: How do I vote at the NuStar Special Meeting?

A: NuStar Common Unitholders must enter the 16-digit control number found on their proxy card or voting instruction form. Once properly admitted to the NuStar Special Meeting, NuStar Common Unitholders may vote their units by following the instructions available on the meeting website during the meeting. If you experience technical difficulties, you may contact the technical support number at 844-986-0822 (U.S.) and 303-562-9302 (International).

You may vote online at the NuStar Special Meeting or by submitting a proxy. NuStar Common Unitholders who hold NuStar Common Units through a broker or custodian (“street name” unitholders) who wish to vote at the NuStar Special Meeting should be provided a 16-digit control number or voting instruction form by the broker or custodian that holds their NuStar Common Units. If you are a “street name” NuStar Common Unitholder and cannot locate your control number, please contact the broker or custodian that holds your NuStar Common Units of record.

Regardless of whether you plan to participate in the NuStar Special Meeting, it is important that your NuStar Common Units be represented and voted at the NuStar Special Meeting. Accordingly, NuStar encourages you to vote in advance of the NuStar Special Meeting.

Q: How do I submit a proxy for the NuStar Special Meeting?

A: Voting instructions are included on your proxy card. If you properly give your proxy and submit it to NuStar in time for it to be voted, one of the individuals named as your proxy will vote your units as you have directed. You may vote for or against the proposals or abstain from voting.

You can submit your proxy the following ways:

•

By Mail: If you are a NuStar Common Unitholder of record, you can submit your proxy by mail by marking your proxy, dating and signing it and returning it in the postage-paid envelope provided. If the envelope is missing, please address your completed proxy card to the address on your proxy card. If you are a beneficial owner, please refer to your voting instruction form provided to you by your broker or custodian.

•

By Telephone: If you are a NuStar Common Unitholder of record, you can submit your proxy by telephone by calling the toll-free telephone number on your proxy card. Telephone voting is available 24 hours a day and will be accessible until 11:59 p.m. Eastern Time of the day prior to the NuStar Special Meeting. Easy-to-follow voice prompts allow you to submit your proxy and confirm that your instructions have been properly recorded. If you are a beneficial owner, please refer to your voting instruction form provided by your broker or custodian for information on whether telephone voting is offered. If you submit your proxy by telephone, you do not need to return your proxy card. If you are located outside the United States, Canada and Puerto Rico, please read your proxy card or other materials for additional instructions.

•

By Internet: If you are a NuStar Common Unitholder of record, you can submit your proxy online at the website indicated on your proxy card. Internet voting is available 24 hours a day and will be accessible until 11:59 p.m. Eastern Time of the day prior to the NuStar Special Meeting. If you are a beneficial owner, please refer to your voting instruction form provided by your broker or custodian for information on whether internet voting is offered. As with telephone voting, you will be given the opportunity to confirm that your instructions have been properly recorded. If you submit your proxy online, you do not need to return your proxy card.

Q: What constitutes a quorum for the NuStar Special Meeting?

A: A quorum for purposes of the NuStar Special Meeting consists of the holders of record of at least a majority of the issued and outstanding NuStar Common Units present online or by proxy at the NuStar Special Meeting. There must be a quorum for the NuStar Special Meeting to be held. In the absence of a quorum at the NuStar Special Meeting, the affirmative vote of holders of at least a majority of the outstanding NuStar Common Units present online or by proxy at the NuStar Special Meeting may adjourn the NuStar Special Meeting to a later date and time (subject to applicable law and compliance with the terms of the NuStar Partnership Agreement).

Q: Who is entitled to vote at the NuStar Special Meeting?

A: The record date for determining NuStar Common Unitholders entitled to receive notice of, and to vote at, the NuStar Special Meeting or at any adjournment or postponement thereof, is the close of business on [    ], 2024. Only holders of record at the close of business on the record date are entitled to vote at the NuStar Special Meeting.

Q: How important is my vote as a NuStar Common Unitholder?

A: Your vote “FOR” each proposal presented at the NuStar Special Meeting is very important, and you are encouraged to submit a proxy as soon as possible. The Merger cannot be completed without the approval of the Merger Proposal by the affirmative vote of the holders of at least a majority of the outstanding NuStar Common Units.

Q: How many votes do I have for the NuStar Special Meeting?

A: Each NuStar Common Unitholder is entitled to one vote for each NuStar Common Unit held of record as of the close of business on the record date for each proposal.

Q: Who counts the votes?

A: NuStar has engaged Broadridge Investor Communication Solutions as its independent agent, to receive and tabulate votes at the NuStar Special Meeting. A representative of Broadridge Investor Communication Solutions will separately tabulate “FOR,” “AGAINST” or “ABSTAIN” votes, as applicable. A representative of Broadridge Investor Communication Solutions has also been retained to be NuStar’s inspector of votes to determine the existence of a quorum, determine the validity of proxies, certify the results and perform any other acts required under Delaware law and the NuStar Partnership Agreement.

Q: How will my NuStar Common Units be voted if I return a blank proxy?

A: If you sign, date and return your proxy card and do not indicate how you want your NuStar Common Units to be voted, then your NuStar Common Units will be voted “FOR” the Merger Proposal, “FOR” the Compensation Proposal and “FOR” the Adjournment Proposal.

Q: If my NuStar Common Units are held in “street name” by my broker or custodian, will my broker or custodian vote my units without instructions from me?

A: No. Because it is expected that all of the matters to be voted on at the NuStar Special Meeting will be non-routine under NYSE rules, brokers and custodians will not have discretionary authority to vote on any such proposal; therefore, if you do not provide voting instructions to your broker or custodian, your units will not count towards determining whether a quorum is present and your units will not be voted on any of the proposals.

Q: If I am planning on virtually attending the NuStar Special Meeting, should I still submit a proxy?

A: Yes. Whether or not you plan to virtually attend the NuStar Special Meeting, you should submit a proxy in advance by internet, telephone or mail.

If you do later attend the NuStar Special Meeting and wish to change your vote, you may do so at the meeting.

Q: What do I do if I want to revoke or change my vote?

A: If you submit a completed proxy card with instructions on how to vote your NuStar Common Units and then wish to revoke your instructions, you may do so by internet, telephone or mail at any time before it is voted by:

•	timely delivery of a valid, later-dated proxy or timely submission of a later-dated proxy by telephone or internet;

•	written notice to NuStar’s Corporate Secretary at the address indicated on the cover page of this proxy statement/prospectus before the NuStar Special Meeting that you have revoked your proxy; or

•	participating in and voting online at the NuStar Special Meeting.

Q: What should I do if I receive more than one set of voting materials for the NuStar Special Meeting?

A: You may receive more than one set of voting materials for the NuStar Special Meeting and the materials may include multiple proxy cards or voting instruction forms. For example, you will receive a separate voting instruction form from each broker or custodian with which you hold units. If you are a holder of record registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction form that you receive according to the instructions on it to ensure that all of your units are voted.

Q: How do I exchange my NuStar Common Units for the Merger Consideration?

A: Promptly after the Effective Time, the exchange agent will mail to each record holder of NuStar Common Units, which at the Effective Time were converted into the right to receive the Merger Consideration, (i) a letter of transmittal and (ii) instructions for use in effecting the surrender of the certificates or book-entry units in exchange for the Merger Consideration, cash in lieu of any fractional Sunoco Common Units or any distributions, without interest, with a record date occurring prior to the Effective Time. Such holders will be paid the Merger Consideration to which they are entitled upon the surrender to the exchange agent of such NuStar Common Units and a duly completed and validly executed letter of transmittal and any other documents required by the exchange agent.

Q: What happens if I fail to return a letter of transmittal sent by the exchange agent?

A: Eighteen months after the Effective Time, any NuStar Common Unitholders who have not surrendered such NuStar Common Units to the exchange agent in compliance with the Merger Agreement may thereafter look only to Sunoco for payment of their claim for the applicable Merger Consideration, any cash in lieu of fractional Sunoco Common Units, and any distributions payable pursuant to the Merger Agreement.

Q: What happens if I sell my NuStar Common Units after the record date but before the NuStar Special Meeting?

A: The record date of the NuStar Special Meeting is earlier than the date of the NuStar Special Meeting and the date that the Merger is expected to be completed. If you transfer your NuStar Common Units after the record date but before the date of the NuStar Special Meeting, you will retain your right to vote at the NuStar Special Meeting, but you will not have the right to receive the Merger Consideration to be received by NuStar Common Unitholders in the Merger. In order to receive the Merger Consideration, you must hold your NuStar Common Units through the Closing Date.

Q: What are the expected U.S. federal income tax consequences to a U.S. holder of NuStar Common Units as a result of the Merger?

A: In general, for U.S. federal income tax purposes, no gain or loss should be recognized by a U.S. holder (as defined below) of NuStar Common Units solely as a result of the receipt of Sunoco Common Units in exchange for NuStar Common Units pursuant to the Merger, other than gain or loss, if any, resulting from any (i) decrease in such NuStar Common Unitholder’s share of partnership liabilities pursuant to Section 752 of the Code, (ii) receipt of cash in lieu of a fractional Sunoco Common Unit in the Merger, (iii) actual or deemed distributions of cash or property by Sunoco or (iv) actual or deemed sale of Sunoco Common Units pursuant to the withholding provisions of the Merger Agreement.

For a more detailed discussion of the material U.S. federal income tax consequences of the Merger to U.S. holders of NuStar Common Units, please see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger.”

Q: What are the expected U.S. federal income tax consequences to a NuStar Common Unitholder of ownership of Sunoco Common Units?

A: Each NuStar Common Unitholder who becomes a Sunoco Common Unitholder as a result of the Merger will, as is the case for existing Sunoco Common Unitholders, be allocated such holder’s distributive share of Sunoco’s income, gains, losses, deductions and credits. In addition to U.S. federal income taxes, such holder may be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which Sunoco conducts business or owns property following the Merger or in which the holder is a resident.

For a more detailed discussion of the material U.S. federal income tax consequences of Sunoco Common Unit ownership following the Merger, please see the section entitled “Material U.S. Federal Income Tax Consequences of Sunoco Common Unit Ownership.”

Q: Do I have appraisal or dissenters’ rights?

A: Under the Delaware LP Act and the NuStar Partnership Agreement, NuStar Common Unitholders do not have rights to an appraisal of the fair value of their NuStar Common Units in connection with the Merger.

Q: Is the completion of the Merger subject to any conditions?

A: Yes. The respective obligations of each of NuStar and Sunoco to consummate the Merger are subject to the satisfaction at or prior to the Closing of numerous conditions, including, among other things, approval by NuStar Common Unitholders of the Merger Proposal, no injunction or law prohibiting the Merger and the expiration or termination of all waiting periods (and any extension thereof) applicable to the transaction under the HSR Act, and the termination or expiration of any commitment to, or agreement with, any governmental authority not to consummate the Closing before a certain date. For more information, see the section entitled “The Merger Agreement—Conditions to the Merger.”

Q: When do you expect to consummate the Merger?

A: Sunoco and NuStar currently expect to complete the Merger in the second quarter of 2024, subject to the receipt of required NuStar Unitholder Approval and regulatory approvals and the satisfaction or waiver of the other conditions to completion of the Merger. Because many of the conditions to completion of the Merger are beyond the control of Sunoco and NuStar, the exact timing for completion of the Merger cannot be predicted with any degree of certainty.

Q: What happens if the Merger is not completed?

A: If the NuStar Common Unitholders do not approve the Merger Proposal or if the Merger is not completed for any other reason, NuStar Common Unitholders will not receive any Merger Consideration for their NuStar Common Units in connection with the Merger. NuStar would remain an independent partnership and the NuStar Common Units would continue to be listed and traded on the NYSE. In addition, under specified circumstances, NuStar may be required to pay Sunoco a Breakup Fee of $90,272,205 in connection with termination of the Merger Agreement as described in the section entitled “The Merger Agreement—NuStar Breakup Fee.”

Q: What happens if the Compensation Proposal is not approved by the NuStar Common Unitholders?

A: The Compensation Proposal is a vote separate and apart from the vote to approve and adopt the Merger Agreement, and approval of the Compensation Proposal is not a condition to the completion of the Merger. Accordingly, you may vote to approve the Compensation Proposal and vote not to approve and adopt the Merger Agreement and vice versa and failure to pass the Compensation Proposal will not prevent the completion of the

Merger from occurring. Because the vote is advisory in nature only, it will not be binding on either NuStar or Sunoco. Accordingly, to the extent that NuStar or Sunoco is contractually obligated to pay the compensation, the compensation will be payable to the named executive officers, subject only to the conditions applicable thereto, if the Merger Agreement is approved and adopted and the Merger is completed, regardless of the outcome of the Compensation Proposal.

Q: Are there any risks in the Merger, or otherwise in connection with the Merger Agreement, that I should consider?

A: Yes. There are risks associated with all business combinations, including the Merger. Before making any decision on how to vote, NuStar and Sunoco urge you to read carefully and in its entirety this proxy statement/prospectus and the section entitled “Risk Factors.” You are also encouraged to read and carefully consider the risk factors relating to NuStar and Sunoco contained in the documents incorporated by reference into this proxy statement/prospectus, including NuStar’s Annual Report on Form 10-K for the year ended December 31, 2023 and Sunoco’s Annual Report on Form 10-K for the year ended December 31, 2023.

Q: Who can I contact with questions about the NuStar Special Meeting and related matters?

A: If you have any questions about the NuStar Special Meeting and how to submit your proxy or voting instruction form or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card or voting instruction form, you should contact NuStar’s proxy solicitation agent, Morrow Sodali LLC, by email at NS@investor.morrowsodali.com. NuStar Common Unitholders may also call toll-free at 1-800-662-5200. Banks and brokers may call collect at 1-203-658-9400.

You may also contact NuStar, Attention: Investor Relations, 19003 IH-10 West, San Antonio, Texas 78257, telephone: (210) 918-4687.

Questions regarding matters presented at the NuStar Special Meeting may be submitted during the meeting through the meeting’s website at www.virtualshareholdermeeting.com/NS2024SM. Additional information regarding rules and procedures for participating in the virtual meeting will be provided in the meeting rules of conduct, which you will be able to view during the meeting on the meeting website.

SUMMARY

This summary highlights selected information from this document. You are urged to carefully read the entire document and the other documents referred to and incorporated in this document because the information in this section does not provide all the information that might be important to you with respect to the Merger Agreement, the Merger and the other matters being considered at the NuStar Special Meeting. See the section entitled “Where You Can Find More Information.” Each item in this summary refers to the page of this document on which that subject is discussed in more detail.

Information About the Companies (See page 38)

Sunoco is a publicly traded Delaware master limited partnership, with operations that include the distribution of motor fuel to convenience stores, independent dealers, commercial customers and distributors located in more than 40 U.S. states and territories as well as refined product transportation and terminalling assets. Sunoco Common Units are traded on the NYSE under the symbol “SUN.” Sunoco’s principal executive offices are located at 8111 Westchester Drive, Suite 400, Dallas, Texas 75225, and its telephone number is (214) 981-0700.

Saturn Merger Sub, LLC, a Delaware limited liability company, is a direct, wholly owned subsidiary of Sunoco. Saturn Merger Sub, LLC was formed by Sunoco solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, including the Merger. Other than its entry into the Merger Agreement and corresponding obligations, Saturn Merger Sub, LLC has not conducted any business activities, has no assets, liabilities or obligations and has conducted its operations solely as contemplated by the Merger Agreement. Saturn Merger Sub LLC’s principal executive offices are located at 8111 Westchester Drive, Suite 400, Dallas, Texas 75225, and its telephone number is (214) 981-0700.

NuStar is a publicly traded Delaware master limited partnership based in San Antonio, Texas. As of December 31, 2023, NuStar’s assets included 9,490 miles of pipeline and 63 terminal and storage facilities, which provide approximately 49 million barrels of storage capacity. Its business is managed under the direction of the board of directors of NuStar GP, LLC, the general partner of NuStar’s general partner, Riverwalk Logistics, L.P., both of which are wholly owned subsidiaries of NuStar. NuStar Common Units are currently traded on the NYSE under the symbol “NS,” and NuStar Preferred Units are currently traded on the NYSE under the symbols “NSprA,” “NSprB” and “NSprC.” NuStar’s principal executive offices are located at 19003 IH-10 West, San Antonio, Texas 78257, and its telephone number is (210) 918-2000.

The Merger (See page 48)

Sunoco and NuStar have entered into the Merger Agreement, pursuant to which Sunoco will acquire NuStar, and NuStar will cease to be a publicly held limited partnership (other than NuStar Preferred Units, which will remain outstanding immediately following the Merger). Upon the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, Merger Sub will be merged with and into NuStar, with NuStar surviving the Merger as the Surviving Entity and a subsidiary of Sunoco.

The Merger Agreement is attached as Annex A to this document, and both Sunoco and NuStar encourage you to read it carefully and in its entirety because it is the legal document that governs the Merger.

Merger Consideration (See page 93)

If the Merger is completed, NuStar Common Unitholders will receive, for each NuStar Common Unit they own as of immediately prior to the Effective Time, 0.400 of a Sunoco Common Unit (the “Merger Consideration,” and such ratio, the “Exchange Ratio”). However, the Merger Consideration, the Exchange Ratio

and any other similarly dependent items will be equitably adjusted if at any time between the date of the Merger Agreement and the Effective Time or the date, if any, on which the Merger Agreement is validly terminated pursuant to its terms, there occurs any change in the outstanding NuStar Common Units or outstanding Sunoco Common Units as a result of any reclassification, unit split (including a reverse unit split) or combination, exchange or readjustment of units or any unit distribution with a record date during such period.

No fractional Sunoco Common Units will be issued in the Merger. Instead, each holder of NuStar Common Units otherwise entitled to a fractional Sunoco Common Unit will be entitled to receive, subject to applicable withholding, a cash payment (without interest and rounded to the nearest cent) in lieu of any such fractional Sunoco Common Unit in an amount equal to the product of (i) the volume-weighted average closing price of one Sunoco Common Unit as reported on the NYSE for the ten consecutive full trading days ending at the close of trading on the full trading day immediately preceding the Closing Date and (ii) the fraction of a Sunoco Common Unit that such holder would otherwise be entitled to receive pursuant to the Merger Agreement. No interest will be paid or will accrue on any cash amounts received in lieu of any fractional Sunoco Common Units.

Special Distribution (See page 94)

NuStar will pay a special cash distribution (the “Special Distribution”) in the amount of $0.212 per NuStar Common Unit prior to the Effective Time. The Special Distribution will be declared and paid on, and to holders of record of, NuStar Common Units as of such dates as are mutually agreed upon by Sunoco and NuStar (to be no later than the Effective Time), subject to applicable law and compliance with the terms of the NuStar Partnership Agreement. NuStar Common Unitholders will receive the Special Distribution in addition to the Merger Consideration.

Treatment of NuStar Equity Awards (See page 106)

NuStar Restricted Unit Awards. At the Effective Time, pursuant to the terms of the applicable NuStar LTIP and the terms of the Merger Agreement, each NuStar Restricted Unit Award will become fully vested and will be cancelled and converted into the right to receive (i) a number of Sunoco Common Units equal to the product of (A) the number of NuStar Common Units subject to such NuStar Restricted Unit Award immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio and (ii) a cash payment equal to the product of (A) the number of NuStar Common Units subject to such NuStar Restricted Unit Award immediately prior to the Effective Time multiplied by (B) the per-unit amount of the Special Distribution.

NuStar Performance Cash Awards. At the Effective Time, pursuant to the terms of the applicable NuStar LTIP and the terms of the Merger Agreement, each NuStar Performance Cash Award will become fully vested and will be cancelled and converted into the right to receive an amount in cash equal to 200% of the target amount of cash pursuant to such NuStar Performance Cash Award, except that for each NuStar Performance Cash Award that constitutes a carry forward award, the cash amount will equal 100% of the target amount.

NuStar Time-Vesting Cash Awards. At the Effective Time, pursuant to the terms of the applicable NuStar LTIP and the terms of the Merger Agreement, each NuStar Time-Vesting Cash Award will become fully vested and will be cancelled and converted into the right to receive an amount in cash equal to 100% of the amount of cash subject to such NuStar Time-Vesting Cash Award.

NuStar Preferred Units; NuStar Subordinated Notes (See page 109)

Each NuStar Preferred Unit issued and outstanding immediately prior to the Effective Time will remain issued and outstanding from and after the Effective Time as a limited partnership interest of the Surviving Entity, having the same terms as are applicable to such NuStar Preferred Unit immediately prior to the Effective Time.

If requested by Sunoco, NuStar will prepare a notice of redemption for (i) all outstanding NuStar Preferred Units in accordance with the NuStar Partnership Agreement and (ii) all of the outstanding principal amount of the NuStar Subordinated Notes in accordance with the Subordinated Notes Indenture, and use reasonable best efforts to take all other actions reasonable, customary or necessary to prepare for the Redemptions after the Effective Time in accordance with the NuStar Partnership Agreement and the Subordinated Notes Indenture, as applicable. In any case, NuStar will not be required to issue any redemption notices until following the Effective Time, and NuStar will not be required to effectuate the Redemptions prior to the Effective Time. Under the terms of the Merger Agreement, Sunoco is required to provide (or cause to be provided) all funds for any of the Redemptions that take place.

The Surviving Entity intends to effect the Redemptions to redeem the NuStar Preferred Units and NuStar Subordinated Notes following the Effective Time with the proceeds of the Debt Financing. However, there can be no assurance that Sunoco will be able to consummate the Debt Financing or that it will receive sufficient proceeds therefrom to enable NuStar to effect the Redemptions. In addition, there can be no assurance that Sunoco will cause the proceeds of the Debt Financing to be contributed to NuStar to enable NuStar to effect the Redemptions or that the Redemptions may be completed in the absence of such contribution.

Description of Committed Debt Financing (See page 110)

In connection with, and concurrently with entry into the Merger Agreement, Sunoco entered into the Revolver Commitment Letter with the Revolver Lenders, pursuant to which the Revolver Lenders have agreed to provide Sunoco with a $1.5 billion senior unsecured Revolving Facility to be entered into at Closing. The Revolving Facility will replace the existing Sunoco Credit Agreement and will have a term of five years (which date may be extended in accordance with the terms of the Revolving Facility). Documentation and terms for the Revolving Facility will be substantially similar to the existing Sunoco Credit Agreement, with such modifications as set forth in the term sheet, including, but not limited to, removing any requirement to grant a security interest in collateral. The obligations of the Revolver Lenders to provide the financing pursuant to the Revolver Commitment Letter are subject to the conditions set forth in the Revolver Commitment Letter.

Opportunistically, to the extent that market conditions warrant, Sunoco expects to fund the Redemptions using the Debt Financing. In the event that this prospective Debt Financing cannot be obtained at all or on terms satisfactory to Sunoco, Sunoco has also entered into the Bridge Commitment Letter with the Bridge Lenders, pursuant to which the Bridge Lenders have agreed to provide Sunoco with the Bridge Facility in an aggregate principal amount of $1.6 billion. The obligations of the Bridge Lenders to provide the financing pursuant to the Bridge Commitment Letter are subject to the conditions set forth in the Bridge Commitment Letter. If applicable, the Bridge Facility may also be used to prepay, repay, discharge or terminate the NuStar Credit Agreement and the NuStar Receivables Financing Agreement.

Risk Factors (See page 22)

The Merger and the parties are, and, upon the Closing Date, the combined partnership will be, subject to a number of risks. Some of these risks include, but are not limited to, those described below and in more detail in the section entitled “Risk Factors.” You should carefully consider the following risks before deciding whether to vote for the approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger.

Risks Related to the Merger

•	Because the Exchange Ratio is fixed, the number of Sunoco Common Units to be received by NuStar Common Unitholders in connection with the Merger will not change between now and the time the

Merger is completed to reflect changes in the trading prices of NuStar Common Units or Sunoco Common Units. Because the market price of Sunoco Common Units will fluctuate prior to the consummation of the Merger, NuStar Common Unitholders cannot be sure of the market value of Sunoco Common Units that they will receive as Merger Consideration.

•

The Merger is subject to a number of conditions to the obligations of both NuStar and Sunoco to complete the Merger, including approval by NuStar Common Unitholders and regulatory clearance, which may impose unacceptable conditions or could delay completion of the Merger.

•

Certain executive officers and directors of NuStar Managing GP have interests in the Merger that are different from, or in addition to, the interests of NuStar Common Unitholders generally, which could have influenced their decision to support or approve the Merger.

•	The Merger Agreement limits NuStar’s ability to pursue alternatives to the Merger.

•

If the Merger Agreement is terminated, under certain circumstances, NuStar may be obligated to pay a Breakup Fee to Sunoco. This cost could require NuStar to seek loans or use cash on hand that would have otherwise been available for operations, distributions or other general partnership purposes.

•	NuStar’s and Sunoco’s financial estimates are based on various assumptions.

•	The opinion of NuStar’s financial advisor does not and will not reflect changes in circumstances between the signing of the Merger Agreement and the Closing Date.

•

The unaudited pro forma combined financial information and other financial forecasts contained in this proxy statement/prospectus may not be an indication of the combined partnership’s results of operations or financial condition following the Closing.

•	NuStar Common Unitholders are not entitled to appraisal or dissenters’ rights.

•

Failure to complete the Merger could have a negative impact on the price of NuStar’s and Sunoco’s publicly traded units and have a material adverse effect on NuStar’s and Sunoco’s results of operations, cash flows and financial position.

•

The announcement and pendency of the Merger may adversely affect NuStar’s business, financial results and operations, may cause a loss of management personnel or key employees of NuStar and Sunoco and may cause disruption to the business relationships of the combined partnership.

•	The combined partnership may fail to realize the anticipated benefits of the Merger and fail to successfully integrate the businesses and operations of the parties in the expected time frame.

•

The combined partnership may not be able to retain customers or suppliers, and customers or suppliers may seek to modify contractual obligations with the combined partnership, either of which could have an adverse effect on the combined partnership’s business and operations. Completion of the Merger may trigger change in control or third parties may terminate or alter existing agreements to which Sunoco or NuStar is a party, including the notes indentures to which NuStar is a party.

•	NuStar and Sunoco may be subject to litigation challenging the Merger, and an unfavorable judgment or ruling in any such lawsuits could prevent or delay the Closing and/or result in substantial costs.

•	NuStar and Sunoco will incur substantial transaction-related costs in connection with the Merger, including fees paid to financial, legal and accounting advisors, filing fees and printing costs.

•	The combined partnership may record goodwill and other intangible assets that could become impaired and result in material non-cash charges to the results of operations of the combined partnership.

•	Each of NuStar and Sunoco may have liabilities that are not known to the other party.

•	A different set of factors and conditions than those that affect NuStar Unitholders affect Sunoco Unitholders and could have a negative impact on the Sunoco Common Unit price following the Closing.

•

The market price for Sunoco Common Units following the Closing may be affected by factors different from those that historically have affected or currently affect Sunoco Common Units and NuStar Common Units.

•	The trading price and volume of Sunoco Common Units, which NuStar Common Unitholders will receive in connection with the Merger, may be volatile following the Merger.

•	Future sales or issuances of Sunoco Common Units could have a negative impact on the Sunoco Common Unit price.

•	NuStar Common Unitholders and Sunoco Common Unitholders will be significantly diluted by the Merger, and the unitholders of the combined partnership may experience dilution in the future.

•	Sunoco expects to obtain financing in connection with the Redemptions and cannot guarantee that it will be able to obtain such financing on favorable terms or at all.

•	Sunoco’s future debt levels may impair its financial condition and its ability to make distributions to Sunoco Common Unitholders.

•	The Sunoco Common Units to be received by NuStar Common Unitholders as a result of the Merger will have different rights than the NuStar Common Units.

Tax Risks Related to the Merger

•	No ruling has been requested from the IRS with respect to the U.S. federal income tax consequences of the Merger.

•

The intended U.S. federal income tax consequences of the Merger are dependent upon Sunoco being treated as a partnership for U.S. federal income tax purposes that would not be treated as an investment company (within the meaning of Section 351 of the Code) if the partnership were incorporated.

•	NuStar Common Unitholders could recognize taxable income or gain for U.S. federal income tax purposes, in certain circumstances, as a result of the Merger.

Tax Risks Related to Owning Sunoco Common Units Following the Merger

•

Holders of Sunoco Common Units received in the Merger will generally be subject to the tax risks that apply to existing Sunoco Common Unitholders, which may be different than those that currently affect NuStar Common Unitholders.

Special Meeting of NuStar Common Unitholders (See page 39)

Date, Time and Place. A virtual NuStar Special Meeting will be held at www.virtualshareholdermeeting.com/NS2024SM on [    ], 2024, starting at [    ] Central Time (unless it is adjourned or postponed to a later date).

The NuStar Special Meeting can be accessed by visiting www.virtualshareholdermeeting.com/NS2024SM, where NuStar Common Unitholders will be able to participate and vote online during the NuStar Special Meeting. NuStar encourages its Common Unitholders to access the meeting early—approximately 15 minutes before the start of the meeting. Please follow the instructions as outlined in this proxy statement/prospectus.

Purpose of the NuStar Special Meeting. The NuStar Special Meeting is being held to consider and vote on the following proposals:

•	Proposal 1: The Merger Proposal: To approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger;

•

Proposal 2: The Compensation Proposal: To approve, by a non-binding, advisory vote, the compensation that may be received by NuStar Managing GP’s named executive officers in connection with the Merger; and

•

Proposal 3: The Adjournment Proposal: To approve the adjournment of the NuStar Special Meeting, if necessary, to solicit additional proxies in favor of the Merger Proposal, if (i) there are holders of an insufficient number of NuStar Common Units present online or by proxy at the NuStar Special Meeting to constitute a quorum at such meeting or (ii) there are insufficient votes at the time of such adjournment to approve the Merger Proposal.

Recommendation of the NuStar Managing GP Board. The NuStar Managing GP Board unanimously recommends that the NuStar Common Unitholders vote:

•	“FOR” the Merger Proposal;

•	“FOR” the Compensation Proposal; and

•	“FOR” the Adjournment Proposal.

Record Date. The record date for determining NuStar Common Unitholders entitled to receive notice of, and to vote at, the NuStar Special Meeting or at any adjournment or postponement thereof, is the close of business on [    ], 2024. Only holders of record at the close of business on the record date are entitled to vote at the NuStar Special Meeting.

Quorum. A “quorum” for purposes of the NuStar Special Meeting consists of the holders of record of at least a majority of the issued and outstanding NuStar Common Units present online or by proxy at the NuStar Special Meeting. There must be a quorum for the NuStar Special Meeting to be held. In the absence of a quorum at the NuStar Special Meeting, the affirmative vote of holders of at least a majority of the outstanding NuStar Common Units present online or by proxy at the NuStar Special Meeting may adjourn the NuStar Special Meeting to a later date and time (subject to applicable law and compliance with the terms of the NuStar Partnership Agreement).

Vote Required. The vote required for each proposal are as follows:

•

Proposal 1: The Merger Proposal: Approval of the Merger Proposal requires the affirmative vote of the holders of at least a majority of the outstanding NuStar Common Units. Any failure of any NuStar Common Unitholder to submit a vote (e.g., by not submitting a proxy or not voting online), abstention or broker non-vote will have the same effect as a vote “AGAINST” the Merger Proposal;

•

Proposal 2: The Compensation Proposal: Assuming a quorum is present, approval of the Compensation Proposal requires the affirmative vote of the holders of at least a majority of the NuStar Common Units present online or by proxy at the NuStar Special Meeting. Abstentions will have the same effect as a vote “AGAINST” the Compensation Proposal. Broker non-votes and failure of any NuStar Common Unitholder to submit a vote (e.g., by not submitting a proxy or not voting online) will have no effect on the Compensation Proposal; and

•

Proposal 3: The Adjournment Proposal: Approval of the Adjournment Proposal requires the affirmative vote of the holders of at least a majority of the NuStar Common Units present online or by proxy at the NuStar Special Meeting. Abstentions will have the same effect as a vote “AGAINST” the Adjournment Proposal. Broker non-votes and failure of any NuStar Common Unitholder to submit a vote (e.g., by not submitting a proxy or not voting online) will have no effect on the Adjournment Proposal.

Recommendation of the NuStar Managing GP Board and Reasons for the Merger (See page 56)

The NuStar Managing GP Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of NuStar and its unitholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, (iii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, (iv) recommended approval and adoption of the Merger Agreement by the NuStar Common Unitholders and (v) directed that the Merger Agreement be submitted to the NuStar Common Unitholders for approval and adoption.

The NuStar Managing GP Board unanimously recommends that NuStar Common Unitholders vote “FOR” the Merger Proposal, “FOR” the Compensation Proposal and “FOR” the Adjournment Proposal.

In the course of reaching its determinations and recommendations, the NuStar Managing GP Board reviewed and discussed a significant amount of information and consulted with members of the NuStar Managing GP’s senior management and NuStar’s outside legal and financial advisors and considered the factors described in the section entitled “The Merger—Recommendation of the NuStar Managing GP Board and Reasons for the Merger.”

Opinion of NuStar’s Financial Advisor (See page 62)

NuStar engaged Barclays to act as its financial advisor with respect to pursuing strategic alternatives for NuStar, including a possible sale of NuStar, pursuant to an engagement letter dated December 29, 2023. On January 21, 2024, Barclays rendered its oral opinion (which was subsequently confirmed in writing on January 22, 2024) to the NuStar Managing GP Board that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the Merger Consideration to be offered to NuStar Common Unitholders (other than holders of Excluded Units and Sunoco Held Units) in the Merger and the Special Distribution to be paid to NuStar Common Unitholders prior to the Effective Time is fair, from a financial point of view, to such holders.

The full text of Barclays’ written opinion, dated as of January 22, 2024, is attached as Annex C to this proxy statement/prospectus. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. For further discussion of Barclays’ opinion, see the section of this proxy statement/prospectus entitled “The Merger—Opinion of NuStar’s Financial Advisor.”

Interests of NuStar Managing GP’s Directors and Executive Officers in the Merger (See page 74)

In considering the recommendation of the NuStar Managing GP Board that NuStar Common Unitholders approve the transaction and vote in favor of the Merger Proposal and the related Compensation Proposal, NuStar Common Unitholders should be aware that the executive officers and directors of NuStar Managing GP have certain interests in the Merger that are or may be different from, or in addition to, the interests of NuStar Common Unitholders generally, including the treatment of NuStar LTI Awards in the Merger and, in the case of certain executive officers, executive severance arrangements. The NuStar Managing GP Board was aware of these interests and considered them, among other matters, in evaluating and approving the Merger Agreement, and in making its recommendation that NuStar Common Unitholders approve and adopt the Merger Agreement. For more information, see the section entitled “The Merger—Interests of NuStar Managing GP’s Directors and Executive Officers in the Merger.”

Regulatory Approvals (See page 87)

Governmental and regulatory approvals are required to complete the transactions contemplated by the Merger Agreement. These approvals include the expiration or termination of the applicable waiting period, and any extension thereof, under the HSR Act. NuStar and Sunoco each submitted the required notification and report forms under the HSR Act on February 5, 2024. At any time before or after the Closing Date, the Antitrust Division, the FTC or others could take action under the antitrust laws as deemed necessary or desirable in the public interest, including, without limitation, seeking to enjoin the completion of the Merger or to permit completion only subject to regulatory concessions or conditions.

No Dissenters’ or Appraisal Rights (See page 96)

Under the Delaware LP Act and NuStar Partnership Agreement, NuStar Common Unitholders do not have rights to an appraisal of the fair value of their NuStar Common Units in connection with the Merger.

NYSE Listing of Sunoco Common Units (See page 146)

Sunoco Common Units are currently listed on the NYSE under the ticker symbol “SUN.” The Sunoco Common Units to be issued in the Merger to NuStar Common Unitholders will be listed on the NYSE, subject to official notice of issuance. Although the Merger Agreement provides that Sunoco Common Units issued in connection with the Merger will be listed on the NYSE, there can be no assurance that such Sunoco Common Units will continue to be listed in the future.

Delisting and Deregistration of NuStar Common Units (See page 91)

NuStar Common Units are currently listed on the NYSE under the ticker symbol “NS.” If the Merger is completed, NuStar Common Units will cease to be listed on the NYSE and will be deregistered under the Exchange Act.

Conditions to the Merger (See page 94)

The obligations of Sunoco, on the one hand, and NuStar, on the other hand, to complete the Merger are subject to the fulfillment (or waiver) of the following conditions under the Merger Agreement:

•	NuStar Unitholder Approval. The NuStar Unitholder Approval will have been obtained in accordance with applicable law and NuStar’s organizational documents;

•	No Legal Restraint. No injunction or law prohibiting the Merger;

•

Regulatory Approvals. Expiration or termination of all waiting periods (and any extension thereof) applicable to the transaction under the HSR Act, and the termination or expiration of any commitment to, or agreement with, any governmental authority not to consummate the Closing before a certain date;

•	Tax Opinions. The receipt by Sunoco and NuStar, respectively, of written opinions of counsel with respect to certain tax matters;

•

Form S-4. The Form S-4 (of which this document forms a part) must be effective, and no stop order suspending the effectiveness of the Form S-4 will have been issued by the SEC and no proceedings for that purpose will have been initiated or threatened by the SEC;

•

Accuracy of Representations; No Material Adverse Effect. Accuracy of the other party’s representations, except with certain exceptions, where the failure to be accurate would not have a material adverse effect on Sunoco or NuStar, as applicable, and the absence of a material adverse effect, with respect to Sunoco’s and NuStar’s business, financial condition or continuing results of operation, respectively, since the date of the Merger Agreement; and

•	Compliance with Covenants. Material compliance with each party’s covenants.

In addition, the obligations of NuStar to complete the Merger are subject to the fulfillment (or waiver) of the condition requiring approval of the listing of the Sunoco Common Units to be issued in the Merger on the NYSE, subject to official notice of issuance.

Neither Sunoco nor NuStar can give any assurance that all of the conditions to the Merger will either be satisfied or waived or that the Merger will occur.

Non-Solicitation of Alternative Transactions (See page 105)

Pursuant to the Merger Agreement, each of Sunoco and NuStar have agreed not to (and have agreed to cause its respective directors, officers and subsidiaries and their respective directors and officers not to, as well as to instruct their other officers and employees, accountants, consultants, investment bankers, financial advisors or other representatives acting on their behalf not to), directly or indirectly, (i) solicit, initiate, propose, knowingly facilitate or knowingly encourage any acquisition proposals or any proposal, inquiry or offer that would reasonably be expected to lead to, result in or constitute an acquisition proposal; (ii) furnish to any third party or its representatives any non-public information relating to such party or afford to such person access to the business, properties, assets, books, records or other non-public information, or to the personnel of such party, in any case, in connection with an acquisition proposal or any other proposal, inquiry or offer that constitutes, or would reasonably be expected to lead to, result in or constitute an acquisition proposal or (iii) enter into, participate in or otherwise engage in any discussions or negotiations with any third party or its representatives with respect to any acquisition proposal or any other proposal, inquiry or offer that constitutes, or would reasonably be expected to lead to, result in or constitute an acquisition proposal. Additional non-solicitation limitations are described in the section entitled “The Merger Agreement—Non-Solicitation of Alternative Transactions”. Energy Transfer has also agreed to be bound by these non-solicitation restrictions (with respect to Sunoco) in the Support Agreement. The Support Agreement is described in detail in the section entitled “The Support Agreement.”

Notwithstanding these restrictions, the Merger Agreement provides that, in certain circumstances where NuStar receives a proposal prior to obtaining the NuStar Unitholder Approval that the NuStar Managing GP Board determines in good faith (after consultation with its outside legal counsel and financial advisor) constitutes a superior proposal, then NuStar may (i) furnish any information regarding, or afford access to the business, properties, assets, books or records of NuStar to the person making such acquisition proposal and (ii) engage in discussions and negotiations with any person in response to an unsolicited, bona fide, written acquisition proposal.

Each of Sunoco and NuStar have also agreed to (i) promptly notify the other party in writing, and in any event within one business day of receipt, of any acquisition proposal, and which will identify the material terms and conditions thereof (and, thereafter, any material change to the terms thereof) and the third party making such acquisition proposal; and (ii) keep the other party reasonably informed on a reasonably current basis of the status and any material developments (including all material amendments or material proposed amendments, whether or not in writing) regarding any acquisition proposal or any material change to the terms of any such acquisition proposal.

An “acquisition proposal” means any bona fide offer or proposal, whether or not in writing, or any bona fide written indication of interest, received from or made public by a third party contemplating any acquisition transaction.

An “acquisition transaction” means any transaction or series of related transactions (i) pursuant to which a third party, directly or indirectly, acquires assets of Sunoco or NuStar, as applicable, equal to 20% or more of such entity’s consolidated assets (based on their fair market value thereof) or to which 20% or more of such entity’s net revenues or earnings on a consolidated basis are attributable, (ii) pursuant to which a third party (or its equity holders), directly or indirectly, acquires beneficial ownership of 20% or more of any class of equity securities of such entity entitled to vote, (iii) in which Sunoco or NuStar, as applicable, issues securities representing more than 20% of the outstanding securities of any class of voting securities of such entity, in either case, to a third party or (iv) in which a third party, directly or indirectly, acquires beneficial ownership of any of the equity securities of Sunoco, Sunoco GP or in the case of NuStar, NuStar GP or NuStar Managing GP or any such entity issues any securities.

Termination of the Merger Agreement (See page 110)

The Merger Agreement can be terminated in the following circumstances:

•	Mutual Agreement. Mutual agreement of Sunoco and NuStar;

•

End Date. Termination by either Sunoco or NuStar, if the Merger will not have been consummated on or before the date that is nine (9) months after the date of the Merger Agreement (the “End Date”); provided, that if, as of the applicable End Date, all of the conditions to Closing have been satisfied or waived (other than the conditions pertaining to the absence of a legal restraint or expiration or termination of all waiting periods (or any extension thereof) under the HSR Act and the termination of any commitment to, or agreement with, any governmental authority not to consummate the Closing before a certain date), then either Sunoco or NuStar may cause the End Date to be extended on two (2) separate occasions by a period of three (3) months each, by delivering written notice to the other party; provided further, that the right to terminate will not be available to any party whose breach or affiliates’ breach of its obligations (or, in the case of Sunoco, Energy Transfer’s breach of the obligations in the Support Agreement) has contributed, in any material respect, to the failure of the Closing to occur on or prior to the End Date;

•

Legal Restraint. Termination by either Sunoco or NuStar, if a final and non-appealable injunction or other law is issued, entered, enacted, promulgated or becomes effective that makes consummation of the Merger illegal; provided, that Sunoco or NuStar (or Energy Transfer’s breach of the obligations in the Support Agreement) contributed, in any material respect, to such legal restraint;

•	Unitholder Rejection. Termination by either Sunoco or NuStar, if the NuStar Special Meeting will have concluded and the NuStar Unitholder Approval was not obtained;

•

Change in Recommendation. Termination by Sunoco, if the NuStar Managing GP Board (i) changes its recommendation to the NuStar Common Unitholders to vote for the Merger Proposal, (ii) adopts, approves, endorses or recommends any acquisition proposal, or causes or permits NuStar to enter into any agreement for an acquisition transaction, (iii) fails to include its recommendation to the NuStar Common Unitholders to vote for the Merger Proposal, (iv) submits to the holders of Sunoco Common Units for approval or adoption any acquisition proposal or contract relating to an acquisition proposal or (v) publicly makes any recommendation in connection with a tender offer or exchange offer by a third party constituting an acquisition proposal (any of the foregoing, a “Change in Recommendation”);

•	Superior Offer. Termination by NuStar, prior to obtaining NuStar Unitholder Approval, in order to accept a superior offer; and

•	Breach of Representations or Covenants. Termination by either Sunoco or NuStar, if the other party has breached its representations or covenants in a way that causes a condition to Closing to fail.

Breakup Fee (See page 111)

Breakup Fee. NuStar has agreed to pay Sunoco $90,272,205 (referred to as the “Breakup Fee”) in the following circumstances:

•	Termination for Change in Recommendation. Prior to receiving the NuStar Unitholder Approval, Sunoco terminates the Merger Agreement for a Change in Recommendation;

•	Termination to Accept Superior Offer. Prior to receiving the NuStar Unitholder Approval, NuStar terminates the Merger Agreement in order to accept a superior offer; and

•

Tail Fee. If either (x) Sunoco terminates the Merger Agreement because NuStar failed to convene and hold the NuStar Special Meeting or (y) Sunoco or NuStar terminates the Merger Agreement if the NuStar Special Meeting will have concluded and the NuStar Unitholder Approval was not obtained, and, in either case, (A) at or prior to the time of the termination of the Merger Agreement an acquisition was publicly disclosed or publicly announced and not have been withdrawn prior to such termination; and (B) on or prior to the twelve (12)-month anniversary of such termination of the Merger Agreement (1) any acquisition transaction is consummated or (2) NuStar enters into a definitive contract providing for any acquisition transaction, which is thereafter consummated (it being understood that, for purposes of this clause (2), each reference to “20%” in the definition of “acquisition transaction” shall be deemed to be a reference to “50%”).

Accounting Treatment of the Transactions (See page 87)

In accordance with accounting principles generally accepted in the United States and in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification Topic 805, Business Combinations, Sunoco will account for the Merger as an acquisition of a business.

Material U.S. Federal Income Tax Consequences of the Merger (See page 117)

In general, for U.S. federal income tax purposes, no gain or loss should be recognized by a U.S. holder (as defined below) of NuStar Common Units solely as a result of the receipt of Sunoco Common Units in exchange for NuStar Common Units pursuant to the Merger, other than gain or loss, if any, resulting from any (i) decrease in such NuStar Common Unitholder’s share of partnership liabilities pursuant to Section 752 of the Code, (ii) receipt of cash in lieu of a fractional Sunoco Common Unit in the Merger, (iii) actual or deemed distributions of cash or property by Sunoco, or (iv) actual or deemed sale of Sunoco Common Units pursuant to the withholding provisions of the Merger Agreement.

The U.S. federal income tax consequences of owning and disposing of Sunoco Common Units received in the Merger are complex.

All NuStar Common Unitholders should consult their own tax advisors regarding the U.S. federal income tax consequences to them of exchanging NuStar Common Units for Sunoco Common Units pursuant to the Merger, and of owning and disposing of Sunoco Common Units, in light of their particular circumstances. For a more detailed discussion of the material U.S. federal income tax consequences to NuStar Common Unitholders of exchanging NuStar Common Units for Sunoco Common Units pursuant to the Merger and of owning and disposing of Sunoco Common Units received in the Merger, please see the sections entitled “Material U.S. Federal Income Tax Consequences of the Merger” and “Material U.S. Federal Income Tax Consequences of Sunoco Common Unit Ownership.”

Comparison of Rights of NuStar Common Unitholders and Sunoco Common Unitholders (See page 153)

The rights of Sunoco Common Unitholders are currently governed by the Sunoco Partnership Agreement, Sunoco’s certificate of limited partnership, as amended, and the Delaware LP Act. The rights of NuStar Common Unitholders are governed by the NuStar Partnership Agreement, NuStar’s certificate of limited partnership, as amended, and the Delaware LP Act. NuStar Common Unitholders who receive Sunoco Common Units in the Merger will become Sunoco Common Unitholders upon the Closing Date, and their rights as such will be governed by the Sunoco Partnership Agreement, Sunoco’s certificate of limited partnership, as amended, and the Delaware LP Act. The differences between the Sunoco Common Units and NuStar Common Units are described in detail in the section entitled “Comparison of Rights of NuStar Common Unitholders and Sunoco Common Unitholders.”

Expected Timing of the Merger (See page 87)

Sunoco and NuStar currently expect to complete the Merger in the second quarter of 2024, subject to the receipt of required NuStar Unitholder Approval and regulatory approvals and the satisfaction or waiver of the other conditions to completion of the Merger. Because many of the conditions to completion of the Merger are beyond the control of Sunoco and NuStar, the exact timing of the Closing Date cannot be predicted with any degree of certainty.

Litigation Related to the Merger (See page 91)

Sunoco and NuStar may be subject to class action lawsuits relating to the Merger, which could result in an injunction preventing the completion of the Merger, substantial costs to Sunoco and NuStar and/or materially adversely affect their business, financial condition and operating results. As of the date of this proxy statement/prospectus, Sunoco and NuStar are unaware of any securities class action lawsuits or derivative lawsuits having been filed in connection with the Merger. See the section entitled “Risk Factors” for additional information regarding any such potential litigation.

The Support Agreement (See page 113)

Concurrently with the entry into the Merger Agreement, NuStar and Sunoco entered into a Support Agreement with Energy Transfer. The Support Agreement provides, among other things, that Energy Transfer will not transfer its ownership interest in Sunoco GP, any of Sunoco’s IDRs owned by it or any material portion of the Sunoco Common Units owned by it prior to the Effective Time and take all necessary action so that upon and after the Effective Time the size of the current Sunoco GP Board is increased by one member and, effective as of the Effective Time, a member of the NuStar Managing GP Board to be mutually agreed between Sunoco and NuStar will be appointed to the Sunoco GP Board to fill the vacancy on the Sunoco GP Board created by such increase. Energy Transfer has also agreed to be bound by the terms of the non-solicitation provisions in the Merger Agreement with respect to acquisition proposals for Sunoco and to abide by certain covenants with respect to regulatory approvals, SEC filings, confidentiality and litigation.

The Support Agreement is described in detail in the section entitled “The Support Agreement.”

Unaudited Comparative Per Unit Information of Sunoco and Per Unit Information of NuStar

Sunoco Common Units are currently listed on the NYSE under the ticker symbol “SUN.” NuStar Common Units are currently listed on the NYSE under the ticker symbol “NS.”

The table below presents closing prices for Sunoco Common Units and NuStar Common Units on (i) January 19, 2024, the last trading day before the public announcement of the execution of the Merger Agreement and (ii) [●], 2024, the latest practicable date before the date of this proxy statement/prospectus. This table also presents the equivalent market value per NuStar Common Unit on January 19, 2024 and [●], 2024. The equivalent market value per NuStar Common Unit has been determined by multiplying the closing prices of Sunoco Common Units on those dates by the Exchange Ratio of 0.400 of a Sunoco Common Unit to be received by the NuStar Common Unitholders.

Although the Exchange Ratio is fixed, the market prices of Sunoco Common Units and NuStar Common Units will fluctuate before the Merger is completed and the market value of the Merger Consideration ultimately received by NuStar Common Unitholders will depend on the closing price of Sunoco Common Units on the day the Merger is consummated. Thus, NuStar Common Unitholders will not know the exact market value of the Merger Consideration they will receive until the Effective Time.

	Sunoco Common Units		NuStar Common Units		Equivalent Market Value per NuStar Common Unit
January 19, 2024		$59.46		$18.03		$23.78
[●], 2024	$	[●]	$	[●]	$	[●]

The table below sets forth, for the calendar quarters indicated, the high and low sale prices per Sunoco Common Unit and NuStar Common Unit on the NYSE. The table also shows the amount of cash distributions declared per Sunoco Common Unit and NuStar Common Unit for the calendar quarters indicated. The information in the table below is historical only. Sunoco and NuStar urge NuStar Common Unitholders to obtain current market quotations for Sunoco Common Units and NuStar Common Units.

	Sunoco Common Units			NuStar Common Units
	High	Low	Cash Distributions	High	Low	Cash Distributions
2023
Fourth quarter	$63.96	$46.55	$0.8420	$19.32	$16.42	$0.400
Third quarter	51.85	43.11	0.8420	18.41	15.05	0.400
Second quarter	46.61	41.95	0.8420	17.53	14.70	0.400
First quarter	48.59	40.81	0.8420	17.75	14.41	0.400
2022
Fourth quarter	$44.96	$38.20	$0.8255	$16.67	$13.71	$0.400
Third quarter	42.98	34.62	0.8255	16.64	12.80	0.400
Second quarter	44.98	34.26	0.8255	17.10	12.84	0.400
First quarter	46.95	38.68	0.8255	18.05	14.33	0.400

RISK FACTORS

In addition to the other information included and incorporated by reference into this document, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risks before deciding whether to vote for the approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger. In addition, you should read and consider the risks associated with each of the businesses of Sunoco and NuStar. These risks can be found in Sunoco’s and NuStar’s respective Annual Reports on Form 10-K for the year ended December 31, 2023, filed with the SEC and incorporated by reference into this proxy statement/prospectus. For further information regarding the documents incorporated into this document by reference, please see the section entitled “Where You Can Find More Information.” Realization of any of the risks described below, any of the events described under the section entitled “Cautionary Statement Regarding Forward-Looking Statements” or any of the risks or events described in the documents incorporated by reference could have a material adverse effect on Sunoco’s, NuStar’s or the combined partnership’s business, financial condition, cash flows and results of operations and could result in a decline in the trading prices of their respective common units.

Risk Factors Related to the Merger

Because the Exchange Ratio is fixed, the number of Sunoco Common Units to be received by NuStar Common Unitholders in connection with the Merger will not change between now and the time the Merger is completed to reflect changes in the trading prices of NuStar Common Units or Sunoco Common Units. Because the market price of Sunoco Common Units will fluctuate prior to the consummation of the Merger, NuStar Common Unitholders cannot be sure of the market value of Sunoco Common Units that they will receive as Merger Consideration.

Pursuant to the Merger Agreement and by virtue of the Merger, each NuStar Common Unit issued and outstanding immediately prior to the Effective Time (other than any Excluded Units and Sunoco Held Units) will be converted into and will thereafter represent the right to receive 0.400 of a Sunoco Common Unit. No fractional Sunoco Common Units will be issued in the Merger, but in lieu thereof, each holder of NuStar Common Units otherwise entitled to a fractional Sunoco Common Unit will be entitled to receive, subject to applicable withholding, a cash payment (without interest and rounded to the nearest cent) in lieu of any such fractional Sunoco Common Unit in an amount equal to the product of (i) the volume-weighted average closing price of one Sunoco Common Unit as reported on the NYSE for the ten consecutive full trading days ending at the close of trading on the full trading day immediately preceding the Closing Date and (ii) the fraction of a Sunoco Common Unit that such holder would otherwise be entitled to receive pursuant to the Merger Agreement.

The Exchange Ratio is fixed (subject to adjustments in accordance with the terms of the Merger Agreement), which means that it will not change between now and the Closing Date, regardless of whether the market price of either NuStar Common Units or Sunoco Common Units change. At the time that NuStar Common Unitholders cast their votes regarding the Merger Proposal, NuStar Common Unitholders will not know the actual market value of the Sunoco Common Units that they will receive when the Merger is completed. Therefore, the actual market value of the Sunoco Common Units, when received by NuStar Common Unitholders, will depend on the market value of Sunoco Common Units on that date. This market value may be less than the value of the Sunoco Common Units on the date of the Merger Agreement and on the date that NuStar Common Unitholders vote on the Merger Proposal. These fluctuations in the market value of Sunoco Common Units may be caused by changes in the businesses, operations, results and prospects of both Sunoco and NuStar, market expectations of the likelihood that the Merger will be completed and the timing of the completion, general market and economic conditions or other factors.

The Merger is subject to a number of conditions to the obligations of both NuStar and Sunoco to complete the Merger, including approval by NuStar Common Unitholders and regulatory clearance, which may impose unacceptable conditions or could delay completion of the Merger or result in termination of the Merger Agreement.

The respective obligations of each of NuStar and Sunoco to consummate the Merger are subject to the satisfaction at or prior to the Closing of numerous conditions, including, among other things, approval by NuStar Common Unitholders of the Merger Proposal, no injunction or law prohibiting the Merger and the expiration or termination of all waiting periods (and any extension thereof) applicable to the transaction under the HSR Act, and the termination or expiration of any commitment to, or agreement with, any governmental authority not to consummate the Closing before a certain date. Many of the conditions to the completion of the Merger are not within either NuStar’s or Sunoco’s control, and NuStar cannot predict when, or if, these conditions will be satisfied. Furthermore, the requirement for obtaining the required regulatory clearances could delay the completion of the Merger for a significant period of time or prevent it from occurring. Regulators may seek to enjoin the completion of the Merger, seek divestiture of substantial assets of the parties, or require the parties to license, or hold separate, assets or terminate existing relationships and contractual rights.

Any delay in completing the Merger could cause the combined partnership not to realize, or delay the realization of, some or all of the benefits that are expected to be achieved from the Merger. In such context, the date on which the NuStar Common Unitholders will receive the Merger Consideration is also uncertain.

If the Merger Proposal is approved by the NuStar Common Unitholders, the date that the NuStar Common Unitholders will receive the Merger Consideration is still uncertain.

As described in this proxy statement/prospectus, completing the Merger is subject to several conditions, not all of which are controllable or waivable by NuStar or Sunoco. Accordingly, if the Merger Proposal is approved by NuStar Common Unitholders, the date that NuStar Common Unitholders will receive the Merger Consideration depends on the completion date of the Merger, which is uncertain.

Certain executive officers and directors of NuStar Managing GP have interests in the Merger that are different from, or in addition to, the interests of NuStar Common Unitholders generally, which could have influenced their decision to support or approve the Merger.

Certain executive officers and directors of NuStar Managing GP are parties to agreements or participants in other arrangements that give them interests in the Merger that may be different from, or be in addition to, your interests as a NuStar Common Unitholder. The NuStar Managing GP Board was aware of and carefully considered these interests, among other matters, in evaluating the terms and structure, overseeing the negotiation, approving the Merger Agreement and the transactions contemplated thereby, including the Merger, and in recommending that the NuStar Common Unitholders vote in favor of the Merger Proposal, the Compensation Proposal and the Adjournment Proposal. You should consider these interests in voting on the Merger Proposal. NuStar has described these different interests in the section entitled “The Merger—Interests of NuStar Managing GP’s Directors and Executive Officers in the Merger.”

NuStar or Sunoco may waive one or more of the closing conditions without re-soliciting approval by NuStar Common Unitholders.

Sunoco or NuStar may determine to waive, in whole or part, one or more of the conditions to Closing prior to Sunoco or NuStar, as the case may be, being obligated to consummate the Merger. Each of Sunoco and NuStar expects to evaluate the materiality of any proposed waiver and its effect on its respective unitholders in light of the facts and circumstances at the time, to determine whether any amendment of this proxy statement/prospectus or any re-solicitation of proxies is required in light of such waiver. Any determination whether to waive any condition to the Closing or to re-solicit unitholder approval or amending or supplementing this proxy statement/prospectus as a result of a waiver will be made by Sunoco or NuStar at the time of such waiver based on the facts and circumstances as they exist at that time.

The Merger Agreement limits NuStar’s ability to pursue alternatives to the Merger.

The Merger Agreement contains provisions that make it more difficult for NuStar to sell its business to a party other than Sunoco. Specifically, each of Sunoco and NuStar have agreed not to (and have agreed to cause its respective directors, officers and subsidiaries and their respective directors and officers not to, as well as to instruct their other officers and employees, accountants, consultants, investment bankers, financial advisors or other representatives acting on their behalf not to), among other restrictions, directly or indirectly, solicit, initiate, propose, knowingly facilitate or knowingly encourage any acquisition proposals or any proposal, inquiry or offer that would reasonably be expected to lead to, result in or constitute an acquisition proposal. Additional non-solicitation limitations are described in the section entitled “The Merger Agreement—Non-Solicitation of Alternative Transactions.” NuStar would also be required to pay Sunoco a Breakup Fee of $90,272,205 if, among other circumstances, the NuStar Managing GP Board were to terminate the Merger Agreement in order for NuStar to enter into a superior proposal, should one be made. Please see the section entitled “The Merger Agreement—NuStar Breakup Fee” for additional details. The foregoing may discourage a third party that might have an interest in acquiring all or a significant part of NuStar from considering or proposing an acquisition, even if that party were prepared to pay consideration with a higher per unit value than the collective value of the current proposed Merger Consideration and Special Distribution.

Notwithstanding the aforementioned restrictions, the Merger Agreement provides that, in certain circumstances where NuStar receives a proposal prior to obtaining the NuStar Unitholder Approval that the NuStar Managing GP Board determines in good faith (after consultation with its outside legal counsel and financial advisor) constitutes a superior proposal, then NuStar may (i) furnish any information regarding, or afford access to the business, properties, assets, books or records of NuStar to the person making such acquisition proposal and (ii) engage in discussions and negotiations with any person in response to an unsolicited, bona fide, written acquisition proposal. However, each of Sunoco and NuStar have also agreed to (i) promptly notify the other party in writing, and in any event within one business day of receipt, of any acquisition proposal, and which will identify the material terms and conditions thereof (and, thereafter, any material change to the terms thereof) and the third party making such acquisition proposal; and (ii) keep the other party reasonably informed on a reasonably current basis of the status and any material developments (including all material amendments or material proposed amendments, whether or not in writing) regarding any acquisition proposal or any material change to the terms of any such acquisition proposal.

If a governmental authority asserts objections to the Merger, Sunoco or NuStar may be unable to complete the Merger or, in order to do so, Sunoco or NuStar may be required to comply with material restrictions or satisfy material conditions.

The Closing is subject to the condition that there is no temporary restraining order, preliminary or permanent injunction or other writ, injunction, judgment or decree preventing the consummation of the Merger and no statute, rule, regulation or order deemed applicable to the Merger that makes consummation of the Merger illegal. Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, Sunoco and NuStar has agreed to use reasonable best efforts to promptly take, or cause to be taken, all actions, and to do all things necessary, proper or advisable under applicable regulatory laws to consummate and make effective the Merger and the other transactions contemplated by the Merger Agreement.

There can be no assurance as to the cost, scope or impact of the actions that may be required to address any governmental authority objections to the Merger. If Sunoco or NuStar takes such actions, it could be detrimental to it or to the combined partnership following the consummation of the Merger. Furthermore, these actions could have the effect of delaying or preventing consummation of the transactions, including the Merger, or imposing additional costs on or limiting the revenue or cash available for distribution of the combined partnership following the consummation of the Merger. There are also limitations in the Merger Agreement on the actions Sunoco is required to take in order to address any governmental authority objections to the Merger; so, depending on the nature of the governmental authority objections to the Merger, Sunoco may decline to agree to take such actions resulting in the failure of the Merger to be completed. For more information, see the section entitled “The Merger—Regulatory Approvals.”

If the Merger Agreement is terminated, under certain circumstances, NuStar may be obligated to pay a Breakup Fee to Sunoco. This cost could require NuStar to seek loans or use cash on hand that would have otherwise been available for operations, distributions or other general partnership purposes.

NuStar may be obligated to pay a Breakup Fee to Sunoco of $90,272,205 if the Merger Agreement is terminated, under certain circumstances. For more information, see the section entitled “The Merger Agreement—NuStar Breakup Fee.” This Breakup Fee may require NuStar to seek loans, borrow or use available cash to enable it to pay Sunoco, which would reduce the cash NuStar has available for operations, distributions or other general partnership purposes.

NuStar’s and Sunoco’s financial estimates are based on various assumptions that may not prove to be correct.

The financial estimates set forth in the forecast included in the section entitled “The Merger—NuStar and Sunoco Unaudited Prospective Financial Information Reviewed by the NuStar Managing GP Board and Barclays” are based on assumptions of, and information available to, NuStar and Sunoco at the time they were prepared and provided to the NuStar Managing GP Board and its financial advisors. NuStar and Sunoco do not know whether such assumptions will prove correct. Any or all of such estimates may turn out to be wrong. Such estimates can be adversely affected by inaccurate assumptions or by known or unknown risks and uncertainties, many of which are beyond NuStar’s and Sunoco’s control. Many factors discussed in, or in documents incorporated by reference into, this proxy statement/prospectus, including the risks outlined in this “Risk Factors” section and the events or circumstances described under “Cautionary Statement Regarding Forward-Looking Statements,” will be important in determining NuStar’s and Sunoco’s future results. As a result of these contingencies, actual future results may vary materially from NuStar’s and Sunoco’s estimates.

In view of these uncertainties, the inclusion of NuStar’s financial estimates in this proxy statement/prospectus is not and should not be viewed as a representation that the forecast results will be achieved. Further, any forward-looking statement speaks only as of the date on which it is made, and NuStar and Sunoco undertake no obligation, other than as required by applicable law, to update the financial estimates herein to reflect events or circumstances after the date those financial estimates were prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances. Moreover, neither NuStar’s nor Sunoco’s independent accountants, nor any other independent accountants, have compiled, examined or performed any procedures with respect to NuStar’s or Sunoco’s unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or achievability thereof.

The opinion of NuStar’s financial advisor does not and will not reflect changes in circumstances between the signing of the Merger Agreement and the Closing Date.

The NuStar Managing GP Board received an opinion from NuStar’s financial advisor in connection with the signing of the Merger Agreement. Please refer to the section entitled “The Merger—Opinion of NuStar’s Financial Advisor” for additional information. However, NuStar has not obtained any updated opinion from its financial advisor as of the date of this proxy statement/prospectus. Changes in the operations and prospects of NuStar or Sunoco, general market and economic conditions and other factors that may be beyond the control of NuStar or Sunoco, and on which the financial advisor’s opinion was based, may significantly alter the value of NuStar or Sunoco or the prices of their respective units by the time the Merger is completed. The opinion does not speak as of the time the Merger will be completed or as of any date other than the date of such opinion. Because NuStar does not currently anticipate asking its financial advisor to update its opinion, such opinion will not address the fairness of the Exchange Ratio, Merger Consideration or Special Distribution from a financial point of view at the time the Merger is completed or as of the date of this proxy statement/prospectus. The NuStar Managing GP Board’s recommendation that NuStar Common Unitholders vote in favor of the Merger

Proposal, the Compensation Proposal and the Adjournment Proposal, however, are made as of the date of this proxy statement/prospectus.

The unaudited pro forma combined financial information and other financial forecasts contained in this proxy statement/prospectus may not be an indication of the combined partnership’s results of operations or financial condition following the Closing.

This proxy statement/prospectus includes certain financial forecasts considered by NuStar and Sunoco in connection with their respective businesses as well as unaudited pro forma combined financial information for the combined partnership, which gives effect to the Merger. This information should be read in conjunction with NuStar’s reported financial results and Sunoco’s reported financial results, which can be found in NuStar’s and Sunoco’s most recent SEC filings as described in the section entitled “Where You Can Find More Information.” The unaudited pro forma combined financial information and other financial forecasts contained in this proxy statement/prospectus should not be considered to be an indication of the combined partnership’s results of operations or financial condition following the Closing. The unaudited pro forma combined financial information and other financial forecasts have been derived from the historical financial statements of NuStar and Sunoco, and adjustments, assumptions, and preliminary estimates have been made in connection with the preparation of this information. These kinds of adjustments, assumptions and estimates are difficult to make with accuracy and may not prove accurate. These forecasts are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of NuStar and Sunoco. Important factors that may affect the actual results of NuStar and Sunoco and cause the internal financial forecasts to not be achieved include risks and uncertainties relating to NuStar’s and Sunoco’s businesses, industry performance, the regulatory environment, general business and economic conditions and other factors described under the section entitled “Cautionary Statement Regarding Forward-Looking Statements” in this proxy statement/prospectus. Accordingly, the unaudited pro forma combined financial information and other financial forecasts should not be assumed to be indicative of what NuStar’s, Sunoco’s or the combined partnership’s financial condition, results of operations, or cash flows actually would have been as standalone entities or be a reliable indicator of what the combined partnership’s financial condition or results of operations may actually be in the future.

Moreover, the unaudited pro forma combined financial information does not reflect all costs that are expected to be incurred by the combined partnership in connection with the Merger. For example, the impact of any incremental costs incurred in coordinating the operations of NuStar and Sunoco are not reflected in the unaudited pro forma combined financial information. In addition, the unaudited pro forma combined financial information does not include, among other things, certain estimated cost synergies, adjustments related to restructuring or integration activities, future acquisitions or disposals not yet known or probable, or effects of merger-related change in control provisions that are currently not factually supportable or probable of occurring. As a result, the actual results of operations and financial condition of the combined partnership following the Closing may not be consistent with, or evident from, the unaudited pro forma combined financial information. The assumptions used in preparing the unaudited pro forma combined financial information may not prove to be accurate, and other factors may affect the combined partnership’s results of operations or financial condition following the Closing.

NuStar Common Unitholders are not entitled to appraisal or dissenters’ rights in connection with the Merger.

Appraisal rights are statutory rights that enable unitholders to dissent from certain extraordinary transactions, such as certain mergers, and to demand that a partnership pay the fair value for their units as determined by a court in a judicial proceeding instead of receiving the consideration offered to unitholders in connection with the applicable transaction. Under the Delaware LP Act and the NuStar Partnership Agreement, NuStar Common Unitholders will not have rights to an appraisal of the fair value of their NuStar Common Units in connection with the Merger. See the section entitled “The Merger Agreement—No Dissenters’ or Appraisal Rights” for additional details.

Failure to complete the Merger could have a negative impact on the price of NuStar’s and Sunoco’s publicly traded units and have a material adverse effect on NuStar’s and Sunoco’s results of operations, cash flows and financial position.

If the Merger is not completed for any reason, including as a result of failure to obtain all requisite regulatory and unitholder approvals, the ongoing business of NuStar and Sunoco may be materially and adversely affected and, without realizing any of the benefits of having completed the Merger, NuStar and Sunoco would be subject to a number of risks, including the following:

•	NuStar and Sunoco may experience negative reactions from the financial markets, including negative unit price impacts;

•	NuStar and Sunoco may experience negative reactions from commercial and business partners; and

•	NuStar and Sunoco will still be required to pay certain significant costs relating to the Merger, such as accounting, financial advisor, legal and printing fees.

In addition, if the Merger Agreement is terminated under certain circumstances specified therein, NuStar may be required to pay Sunoco a Breakup Fee of $90,272,205.

If the Merger is not completed, the risks described above may materialize and they may have a material adverse effect on NuStar’s and Sunoco’s results of operations, cash flows, financial position and the price of their publicly-traded units.

The announcement and pendency of the Merger may adversely affect NuStar’s business, financial results and operations.

Whether or not the Merger is completed, the announcement and pendency of the Merger could cause disruptions to NuStar’s and Sunoco’s respective businesses, including:

•

Uncertainties associated with the Merger may cause a loss of management personnel and other key employees of NuStar and Sunoco, which could adversely affect the future business and operations of NuStar and Sunoco following the Merger;

•

The business relationships of NuStar and Sunoco may be subject to disruption due to uncertainty associated with the Merger, which could have a material adverse effect on NuStar’s and Sunoco’s results of operations, cash flows, and financial position;

•

Matters relating to the Merger require substantial commitments of time and resources by NuStar Managing GP’s and Sunoco GP’s management, which may result in the distraction of NuStar Managing GP’s and Sunoco GP’s management from ongoing business operations and pursuing other opportunities that could be beneficial to NuStar and Sunoco; and

•

The Merger Agreement places certain restrictions on the conduct of NuStar and Sunoco, which may delay or prevent NuStar and Sunoco from undertaking business opportunities that, absent the Merger Agreement, they may have been pursued.

The announcement and pendency of the Merger may cause a loss of management personnel and other key employees of NuStar and Sunoco, which could adversely affect the future business and operations of the combined partnership following the Merger.

NuStar and Sunoco are dependent on the experience and industry knowledge of their officers and other key employees to execute their business plans. Sunoco’s success after the Merger will depend in part upon its ability to retain key management personnel and other key employees. Current and prospective employees of NuStar and Sunoco may experience uncertainty about their roles within the combined partnership following the Merger or other concerns regarding the timing and completion of the Merger or the operations of the combined partnership following the Merger, any of which may have an adverse effect on the ability of NuStar and Sunoco to retain or attract key management and other key personnel. If NuStar or Sunoco are unable to retain personnel, including NuStar or Sunoco’s key management, who are critical to the future operations of the companies, NuStar and Sunoco could face disruptions in their operations, loss of existing customers, loss of key information, expertise, or know-how, and unanticipated additional recruitment and training costs. In addition, the loss of key NuStar and Sunoco personnel could diminish the anticipated benefits of the Merger. No assurance can be given that the combined partnership, following the Merger, will be able to retain or attract key management personnel and other key employees of NuStar and Sunoco to the same extent that NuStar and Sunoco have previously been able to retain or attract their own employees.

The announcement and pendency of the Merger may cause disruption to the business relationships of NuStar and Sunoco due to the uncertainty associated with the Merger, which could adversely affect the future operations, cash flows and financial position of the combined partnership following the Merger.

Parties with which NuStar and Sunoco do business may experience uncertainty associated with the Merger, including with respect to current or future business relationships with NuStar and Sunoco following the Merger. NuStar’s and Sunoco’s business relationships may be subject to disruption as customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners may attempt to delay or defer entering into new business relationships, negotiate changes in existing business relationships or consider entering into business relationships with parties other than the combined partnership following the Merger. These disruptions could have a material and adverse effect on the results of operations, cash flows and financial position of NuStar and Sunoco, regardless of whether the Merger is completed, as well as a material and adverse effect on the combined partnership’s ability to realize the expected cost savings and other benefits of the Merger.

The combined partnership may fail to realize the anticipated benefits of the Merger and fail to successfully integrate the businesses and operations of the parties in the expected time frame.

The success of the Merger depends on, among other things, the successful combination of NuStar’s and Sunoco’s businesses in a manner that realizes anticipated synergies and benefits and meets or exceeds the forecasted stand-alone cost savings anticipated by the combined business. If the combined partnership is not able to successfully achieve these synergies, or the cost to achieve these synergies is greater than expected, then the anticipated benefits of the Merger may not be realized fully or at all or may take longer to realize than expected. If the transaction closes, it is possible that the integration process could result in the loss of key NuStar employees or key Sunoco employees, the loss of customers, providers, vendors or business partners, the disruption of either or both parties’ ongoing businesses, inconsistencies in standards, controls, procedures, and policies, potential unknown liabilities and unforeseen expenses, delays, regulatory conditions associated with and following the Closing Date or higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated.

In addition, at times the attention of certain members of the NuStar Managing GP’s management and resources may be focused on the completion of the Merger and planning the anticipated integration, and diverted from day-to-day business operations or other opportunities that may have been beneficial to NuStar, which may disrupt NuStar’s ongoing business and the post-Closing operations of the combined partnership.

NuStar and Sunoco may be subject to litigation challenging the Merger, and an unfavorable judgment or ruling in any such lawsuits could prevent or delay the consummation of the Merger and/or result in substantial costs.

Lawsuits related to the Merger may be filed against NuStar, Sunoco and its respective affiliates, directors and officers. If dismissals are not obtained or a settlement is not reached, these lawsuits could prevent or delay completion of Merger and/or result in substantial costs to NuStar. Securities class action lawsuits and derivative lawsuits are often brought against publicly listed companies and partnerships that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on NuStar and Sunoco. Lawsuits could also seek, among other things, injunctive relief or other equitable relief, including a request to rescind parts of the Merger Agreement already implemented and to otherwise enjoin the parties from consummating the Merger. One of the conditions to the Closing is that there is no temporary restraining order, preliminary or permanent injunction or other writ, injunction, judgment or decree preventing the consummation of the Merger and no statute, rule, regulation or order deemed applicable to the Merger that makes consummation of the Merger illegal. For a detailed discussion of the terms and conditions of the Merger, see the section entitled “The Merger Agreement—Conditions to the Merger.” Consequently, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Merger, then that injunction may delay or prevent the Merger from being completed, which may adversely affect NuStar’s and Sunoco’s business, financial position and results of operation. There can be no assurance that any of the defendants will be successful in the outcome of any pending or any potential future lawsuits. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Merger is completed may adversely affect NuStar’s and Sunoco’s respective businesses, financial condition, results of operations and cash flows.

NuStar and Sunoco will incur substantial transaction-related costs in connection with the Merger, including fees paid to financial, legal and accounting advisors, filing fees and printing costs.

NuStar and Sunoco expect to incur a number of non-recurring costs associated with negotiating the Merger Agreement and consummating the transactions contemplated thereby, including the Merger, combining the operations of the two partnerships and achieving the desired synergies

The combined partnership may record goodwill and other intangible assets that could become impaired and result in material non-cash charges to the results of operations of the combined partnership in the future.

The combined partnership will account for the Merger as an acquisition of a business in accordance with GAAP. Under the acquisition method of accounting, the assets and liabilities of NuStar will be recorded, as of completion, at their respective fair values and added to Sunoco’s. The combined partnership’s reported financial condition and results of operations for periods after completion of the Merger will reflect NuStar’s balances and results after completion of the Merger but will not be restated retroactively to reflect the historical financial position or results of operations of NuStar for periods prior to the Merger.

Under the acquisition method of accounting, the total purchase price is allocated to NuStar’s identifiable tangible and intangible assets acquired and liabilities assumed based on their respective fair values as of the Closing Date, with any excess purchase price allocated to goodwill. To the extent the value of goodwill or intangibles, if any, becomes impaired in the future, the combined partnership may be required to incur material non-cash charges relating to such impairment. The combined partnership’s operating results may be significantly impacted from both the impairment and the underlying trends in the business that triggered the impairment.

Each of NuStar and Sunoco may have liabilities that are not known to the other party.

Each of NuStar and Sunoco may have liabilities that the other party failed, or was unable, to discover in the course of performing its respective due diligence investigations. NuStar and Sunoco may learn additional information about the other party that materially adversely affects it, such as unknown or contingent liabilities and liabilities related to compliance with applicable laws. As a result of these factors, the combined partnership may incur additional costs and expenses and may be forced to later write-down or write-off assets, restructure operations or incur impairment or other charges that could result in the combined partnership reporting losses. Even if NuStar’s and Sunoco’s due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with its preliminary risk analysis. If any of these risks materialize, this could have a material adverse effect on the combined partnership’s financial condition and results of operations and could contribute to negative market perceptions about Sunoco Common Units.

A different set of factors and conditions than those that affect NuStar Unitholders affect Sunoco Unitholders and could have a negative impact on the Sunoco Common Unit price following the Closing Date.

Upon the Closing Date, each NuStar Common Unitholder that receives Sunoco Common Units upon the exchange of NuStar Common Units for the Merger Consideration will be admitted as a limited partner of Sunoco. The businesses of Sunoco are different in many respects from those of NuStar. There is a risk that various factors, conditions and developments that would not affect the price of NuStar Common Units could negatively affect the price of Sunoco Common Units. Accordingly, the future market price and performance of Sunoco Common Units is likely to be different from that of the historical market price and performance of NuStar Common Units. Please see the section entitled “Cautionary Statement Regarding Forward-Looking Statements” for a summary of some of the key factors that might affect Sunoco and the prices at which Sunoco Common Units may trade from time to time.

The market price for Sunoco Common Units following the Closing may be affected by factors different from those that historically have affected or currently affect Sunoco Common Units and NuStar Common Units.

Upon Closing, NuStar Common Unitholders will receive Sunoco Common Units. Sunoco’s financial position may differ from its financial position before the completion of the Merger, and the results of operations of the combined partnership may be affected by some factors that are different from those currently affecting the results of operations of Sunoco and those currently affecting the results of operations of NuStar. Accordingly, the market price and performance of Sunoco Common Units is likely to be different from the performance of Sunoco Common Units or NuStar Common Units in the absence of the Merger.

The trading price and volume of Sunoco Common Units, which NuStar Common Unitholders will receive in connection with the Merger, may be volatile following the Merger.

The trading price and volume of Sunoco Common Units, which NuStar Common Unitholders will receive in connection with the Merger, may be volatile following completion of the Merger. The equity markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of Sunoco Common Units. As a result, NuStar Common Unitholders who receive Sunoco Common Units may suffer a loss on their investment. Many factors may impair the market for Sunoco Common Units following the Merger and the ability of investors to sell units at an attractive price and could also cause the market price and demand for Sunoco Common Units to fluctuate substantially following the Merger, which may negatively affect the price and liquidity of Sunoco Common Units following the Merger. The market for Sunoco Common Units will depend on a number of factors and conditions, many of which are beyond the control of Sunoco or NuStar or their respective unitholders, including:

•	overall macroeconomic conditions within the United States and internationally, including changes in interest rates;

•	overall market conditions, including fluctuations in commodity prices;

•	domestic and international economic, legal and regulatory factors unrelated to the combined partnership’s performance;

•	changes in oil and natural gas prices, including as a result of the actions of the Organization of the Petroleum Exporting Countries and its member countries;

•	volatility in the financial markets or other global economic factors;

•	actual or anticipated fluctuations in the combined partnership’s quarterly and annual results and those of its competitors;

•	variations in the rate of growth of the combined partnership’s financial indicators, such as revenue, EBITDA, net income and net income per share;

•	the businesses, operations, results and prospects of the combined partnership;

•	the operating and financial performance of the combined company;

•	future mergers, acquisitions, dispositions and strategic alliances;

•	market conditions in the oil and gas industry;

•	changes in government regulation, taxes, legal proceedings or other developments;

•	shortfalls in the combined partnership’s operating results from levels forecasted by equity research analysts;

•	investor sentiment toward oil and gas companies;

•	changes in expected revenue or earnings estimates, or changes in recommendations by equity research analysts;

•

failure of the combined partnership to achieve the benefits of the Merger, including financial results and anticipated synergies, as rapidly as, or to the extent, anticipated by financial or industry analysts;

•	speculation in the industry, press or investment community;

•	the failure of equity research analysts to cover the combined partnership’s common units;

•	sales of common units by the combined partnership, large unitholders or management, or the perception that such sales may occur;

•	changes in accounting principles, policies, guidance, interpretations or standards;

•	announcements concerning the combined partnership or its competitors;

•	public reaction to the combined partnership’s press releases, other public announcements and filings with the SEC;

•	strategic actions taken by competitors;

•	actions taken by the combined partnership’s unitholders;

•	additions or departures of key management personnel;

•	access to the bank and capital markets on acceptable terms;

•	maintenance of acceptable credit ratings or credit quality;

•	the general state of the securities markets; and

•	the risk factors described in this proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus.

Future sales or issuances of Sunoco Common Units could have a negative impact on the Sunoco Common Unit price.

The Sunoco Common Units that NuStar Common Unitholders will receive upon the exchange of NuStar Common Units for the Merger Consideration generally may be sold immediately in the public market. It is possible that some NuStar Common Unitholders may decide to sell some or all of the Sunoco Common Units that they receive as Merger Consideration. Any disposition of a significant number of Sunoco Common Units, or the perception in the market that such dispositions could occur, may cause the price of Sunoco Common Units to fall. Any such decline could impair the combined partnership’s ability to raise capital through future sales of Sunoco Common Units.

NuStar Common Unitholders and Sunoco Common Unitholders will be significantly diluted by the Merger.

The Merger and Unit Issuance will result in (i) NuStar Common Unitholders having an ownership stake in Sunoco that will be less than their current stake in NuStar and (ii) Sunoco Common Unitholders having an ownership stake in Sunoco that will be less than their current stake in Sunoco before the Closing Date. Based on the trading prices of NuStar Common Units and Sunoco Common Units as of the date of the Merger Agreement, following the Closing Date, NuStar Common Unitholders are expected to own approximately 38% and Sunoco Common Unitholders are expected to own approximately 62% of the combined partnership’s common units. Consequently, both NuStar Common Unitholders and Sunoco Common Unitholders will, as a general matter, have less influence over the management and policies of the combined partnership as compared to their influence over NuStar and Sunoco, respectively.

In addition, Sunoco has IDRs outstanding that entitle Energy Transfer, as the sole holder of the issued and outstanding IDRs, to receive certain distributions from Sunoco, which reduces the cash available for distributions to Sunoco Common Unitholders. For more information, please see the section entitled “Description of Sunoco Common Units—Incentive Distribution Rights.”

Sunoco expects to obtain financing in connection with the Redemptions and cannot guarantee that it will be able to obtain such financing on favorable terms or at all.

Sunoco currently expects to finance the Redemptions using Debt Financing, as further described in “Summary—Description of Committed Debt Financing.” Sunoco’s ability to obtain any such Debt Financing will depend on, among other factors, prevailing market conditions and other factors beyond Sunoco’s control. Sunoco cannot assure you that it will be able to obtain Debt Financing on terms acceptable to it or at all. As a result, Sunoco may need to pursue other options, including borrowings under the Bridge Facility, which may result in less favorable financing terms that could increase costs and/or adversely impact the operations of Sunoco. Completion of the Merger is not conditioned on obtaining such Debt Financing.

Completion of the Merger may trigger change in control provisions under the notes indentures to which NuStar is a party.

The consummation of the Merger may trigger change in control provisions in the notes indentures to which NuStar and its subsidiaries are parties. The indentures and other agreements governing NuStar’s $600.0 million principal amount outstanding of 5.75% senior notes due 2025, $500.0 million principal amount outstanding of 6.00% senior notes due 2026, $550.0 million principal amount outstanding of 5.625% senior notes due 2027, $600.0 million principal amount outstanding of 6.375% senior notes due 2030, $55.44 million principal amount outstanding of Parish of St. James, State of Louisiana Revenue Bonds (NuStar Logistics, L.P. Project) Series 2008, $100.0 million principal amount outstanding of Parish of St. James, State of Louisiana Revenue Bonds (NuStar Logistics, L.P. Project) Series 2010, $43.3 million of principal amount outstanding of Parish of St. James, State of Louisiana Revenue Bonds (NuStar Logistics, L.P. Project) Series 2010A, $48.4 million of principal amount outstanding of Parish of St. James, State of Louisiana Revenue Bonds (NuStar Logistics, L.P. Project) Series 2010B and $75.0 million of principal amount outstanding of Parish of St. James, State of Louisiana Revenue Bonds (NuStar Logistics, L.P. Project) Series 2011 (collectively, the “NuStar Notes”) require NuStar Logistics, L.P. to make an offer to repurchase the NuStar Notes at a purchase price in cash equal to 101% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest, within 30 days of the occurrence of a change of control transaction. A “change of control” transaction, as defined under the NuStar Notes indentures, occurs when, among other things, a transaction is consummated and, as a result, any person (other than certain affiliates of NuStar) becomes the beneficial owner of more than 50% of NuStar Logistics, L.P., NuStar, or their respective general partner’s, voting stock (as defined in the applicable indenture). However, such transaction is not a “change of control” transaction unless it is followed by a ratings decline of the applicable notes within 60 days of the change of control. If the combined partnership does not have sufficient funds to redeem all NuStar Notes that holders tender for purchase upon the occurrence of a change of control, and is unable to raise additional capital, an event of default could occur under the indentures. An event of default could cause other debt to become automatically due, further exacerbating the combined partnership’s financial condition and diminishing the value and liquidity of the NuStar Notes. If any such “change of control” transaction were to occur in connection with the Merger and the holders of the NuStar Notes accept any offer of repurchase of their notes, such repurchase could significantly affect the liquidity, business, liabilities and financial condition of the combined partnership following the completion of the Merger.

The combined partnership may not be able to retain customers or suppliers, and customers or suppliers may seek to modify contractual obligations with the combined partnership, either of which could have an adverse effect on the combined partnership’s business and operations. Completion of the Merger may trigger change in control or third parties may terminate or alter existing agreements to which Sunoco or NuStar is a party.

As a result of the Merger, the combined partnership may experience adverse effects on relationships with customers and suppliers that may harm the combined partnership’s business and results of operations. Certain customers or suppliers may seek to terminate or modify contractual obligations following the Merger whether or not contractual rights are triggered as a result of the Merger. There can be no guarantee that customers and suppliers will remain with or continue to have a relationship with the combined partnership or do so on the same or similar contractual terms following the Merger.

Additionally, the completion of the Merger may trigger change in control or other provisions in certain agreements to which Sunoco or NuStar is a party. If Sunoco or NuStar are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under such agreements, potentially terminating such agreements, or seeking monetary damages. Even if Sunoco or NuStar are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate such agreements on terms less favorable to the combined partnership. If any customers or suppliers seek to terminate or modify contractual obligations or discontinue their relationships with the combined partnership, then the combined partnership’s business and results of operations may be harmed. If the combined partnership’s suppliers were to seek to terminate or modify an arrangement with the combined partnership, then the combined partnership may be unable to procure necessary supplies or services from other suppliers in a timely and efficient manner and on acceptable terms, or at all. In addition, third parties with whom NuStar or Sunoco currently have relationships may terminate or otherwise reduce the scope of their relationship with either party in anticipation of the Merger.

Any such disruptions could adversely impact Sunoco’s ability to achieve the anticipated benefits of the Merger. The adverse effect of such disruptions could also be exacerbated by a delay in the completion of the Merger, or the termination of the Merger Agreement.

Sunoco’s future debt levels may impair its financial condition and its ability to make distributions to Sunoco Common Unitholders.

Sunoco had $3.6 billion of debt outstanding as of December 31, 2023. Sunoco has the ability to incur additional debt under its revolving credit facility and the indentures governing Sunoco’s senior notes. In connection with the Merger, Sunoco expects to assume an additional aggregate $4.2 billion of indebtedness. The level of Sunoco’s future indebtedness could have important consequences to the combined partnership, including:

•	making it more difficult for Sunoco to satisfy its obligations with respect to its senior notes and the credit agreements governing the Revolving Facility;

•

limiting the combined partnership’s ability to borrow additional amounts to fund working capital, capital expenditures, acquisitions, debt service requirements, the execution of our growth strategy and other activities;

•

requiring the combined partnership to dedicate a substantial portion of its cash flow from operations to pay interest on its debt, which would reduce its cash flow available to make distributions to Sunoco Common Unitholders and to fund working capital, capital expenditures, acquisitions, execution of the combined partnership’s growth strategy and other activities;

•	making the combined partnership more vulnerable to adverse changes in general economic conditions, its industry and government regulations and in its business by limiting the combined partnership’s flexibility in planning for, and making it more difficult for it to react quickly to, changing conditions; and

•	placing the combined partnership at a competitive disadvantage compared with its competitors that have less debt.

In addition, the combined partnership may not be able to generate sufficient cash flow from its operations to repay its indebtedness when it becomes due and to meet other cash needs. The combined partnership’s ability to service its debt depends upon, among other things, its financial and operating performance as impacted by prevailing economic conditions, and financial, business, regulatory and other factors, some of which will be beyond its control. In addition, the combined partnership’s ability to service its debt will depend on market interest rates, since the rates applicable to a portion of its borrowings fluctuate. If the combined partnership is not able to pay its debts as they become due, it will be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring its indebtedness or selling additional debt or equity securities. The combined partnership may not be able to refinance its debt or sell additional debt or equity securities or its assets on favorable terms, if at all, and if the combined partnership must sell its assets, it may negatively affect its ability to generate revenues.

The unitholders of the combined partnership may experience dilution in the future.

The percentage ownership of the combined partnership’s unitholders may be diluted in the future because of equity issuances for acquisitions, capital market transactions or otherwise, including, without limitation, equity awards that the combined partnership may grant to its directors, officers and employees. Such issuances may have a dilutive effect on the combined partnership’s earnings per unit, which could adversely affect the market price of the Sunoco Common Units.

The Sunoco Common Units to be received by NuStar Common Unitholders as a result of the Merger will have different rights than the NuStar Common Units.

Following the Closing Date, NuStar Common Unitholders will no longer hold NuStar Common Units and will instead be Sunoco Common Unitholders. There are important differences between the rights of NuStar Common Unitholders and Sunoco Common Unitholders.

NuStar Common Unitholders will lose certain rights that they had as NuStar Common Unitholders after the completion of the Merger. For example, NuStar Common Unitholders currently have the right to vote in the election of the NuStar Managing GP Board and other matters affecting NuStar. Sunoco Common Unitholders are not entitled to elect the directors of Sunoco GP and have only limited voting rights on matters affecting Sunoco’s business.

In addition, Sunoco’s Partnership Agreement limits the liability and duties of Sunoco GP, while also restricting the remedies available to Sunoco Common Unitholders for actions that, without these limitations, might constitute breaches of fiduciary duty under Delaware law. Among other things, the Sunoco Partnership Agreement permits Sunoco GP to make a number of decisions in its individual capacity, as opposed to its capacity as general partner of Sunoco, which entitles Sunoco GP to consider only the interests and factors that it desires, with no duty or obligation to give consideration to the interests of, or factors affecting, the Sunoco Common Unitholders. Such decisions made by Sunoco GP in its individual capacity are made by Energy Transfer, as the owner of Sunoco GP, and not by the Sunoco GP Board.

See the section entitled “Comparison of Rights of NuStar Common Unitholders and Sunoco Common Unitholders” for a discussion of the different rights associated with NuStar Common Units and Sunoco Common Units.

The NYSE does not require a publicly traded partnership like Sunoco to comply with certain corporate governance requirements.

The NYSE does not require publicly traded partnerships like Sunoco to have a majority of independent directors on Sunoco GP’s Board or to establish a compensation committee or a nominating and corporate governance committee. Accordingly, NuStar Common Unitholders who receive Sunoco Common Units as a result of the Merger will not have the same corporate governance protections that are afforded to stockholders of companies that are subject to all of the corporate governance requirements of the applicable stock exchange.

Tax Risks Related to the Merger

No ruling has been requested from the IRS with respect to the U.S. federal income tax consequences of the Merger.

No ruling has been or will be requested from the IRS with respect to the U.S. federal income tax consequences of the Merger. Instead, NuStar and Sunoco are relying on the opinions of their respective external counsel with respect to the U.S. federal income tax consequences of the Merger, and counsel’s conclusions may not be sustained if challenged by the IRS. For additional information, please read the section entitled “Material U.S. Federal Income Tax Consequences of the Merger.”

The intended U.S. federal income tax consequences of the Merger are dependent upon Sunoco being treated as a partnership for U.S. federal income tax purposes that would not be treated as an investment company (within the meaning of Section 351 of the Code) if the partnership were incorporated.

The intended U.S. federal income tax treatment of the Merger is dependent upon Sunoco being treated as a partnership for U.S. federal income tax purposes at the time of the Merger that would not be treated as an investment company (within the meaning of Section 351 of the Code) if Sunoco were incorporated. If Sunoco were treated as a corporation for U.S. federal income tax purposes at the time of the Merger or were treated as an investment company (within the meaning of Section 351 of the Code) if Sunoco were incorporated, the consequences of the Merger would be materially different and the Merger generally would be a taxable transaction to NuStar Common Unitholders. For additional information, please read the section entitled “Material U.S. Federal Income Tax Consequences of the Merger.”

The exchange of NuStar Common Units for Sunoco Common Units pursuant to the Merger may be taxable in certain circumstances.

In general, the exchange by a NuStar Common Unitholder of NuStar Common Units for Sunoco Common Units is expected to qualify as an exchange to which Section 721(a) of the Code applies, i.e., a transaction in which no gain or loss is recognized by a U.S. holder (as defined below) of NuStar Common Units for U.S. federal income tax purposes. However, under certain circumstances, a NuStar Common Unitholder may recognize gain upon such exchange or upon the occurrence of certain subsequent events or transactions undertaken by Sunoco. Specifically, the exchange of NuStar Common Units for Sunoco Common Units pursuant to the Merger will not qualify as a transaction in which no gain or loss is recognized for U.S. federal income tax purposes if, immediately after the Merger, Sunoco were characterized, for U.S. federal income tax purposes, as (i) a partnership that would be treated as an “investment company” if the partnership were incorporated, or (ii) a publicly traded partnership treated as a corporation. It is a condition to NuStar’s obligation to effect the Merger that (i) NuStar receive a written opinion from Wachtell, Lipton, Rosen & Katz (or another nationally recognized tax counsel as may be reasonably acceptable to NuStar) to the effect that, for U.S. federal income tax purposes, the exchange of NuStar Common Units for Sunoco Common Units pursuant to the Merger should be treated as an exchange described in Section 721(a) of the Code and (ii) Sunoco receive an opinion from Vinson & Elkins LLP (or another nationally recognized tax counsel as may be reasonably acceptable to Sunoco and NuStar) to the effect that (a) at least 90% of the gross income of Sunoco for all of the calendar year that immediately precedes the calendar year that includes the Closing Date and each calendar quarter of the calendar year that includes the Closing Date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code and (b) Sunoco should not be treated as an investment company for purposes of Section 721(b) of the Code. It is a condition to NuStar’s and Sunoco’s obligation to effect the Merger that (i) Sunoco receive a written opinion of Vinson & Elkins LLP (or another nationally recognized tax counsel as may be reasonably acceptable to Sunoco and NuStar) to the effect that at least 90% of the gross income of Sunoco and NuStar, calculated on a pro forma combined basis, for all of the calendar year that immediately precedes the calendar year that includes the Closing Date and each calendar quarter of the calendar year that includes the Closing Date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code and (ii) NuStar receive a written opinion of Sidley Austin LLP (or another nationally recognized tax counsel as may be reasonably acceptable to Sunoco and NuStar) to the effect that at least 90% of the gross income of NuStar for all of the calendar year that immediately precedes the calendar year that includes the Closing Date and each calendar quarter of the calendar year that includes the Closing Date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code. An opinion of counsel represents such counsel’s judgment and is not binding on the IRS or any court and the IRS or a court may disagree with the conclusion in an opinion of counsel.

For U.S. federal income tax purposes, each U.S. holder of NuStar Common Units should be deemed to contribute its NuStar Common Units to Sunoco in exchange for Sunoco Common Units and the deemed assumption by Sunoco of each such NuStar Common Unitholder’s share of NuStar’s nonrecourse liabilities. U.S. holders of NuStar Common Units should become limited partners of Sunoco upon receipt of Sunoco Common Units and should be allocated a share of Sunoco’s nonrecourse liabilities. Each NuStar Common Unitholder should be treated as receiving a deemed cash distribution equal to any net reduction in the amount of nonrecourse liabilities allocated to such NuStar Common Unitholder. If the amount of such deemed cash distribution received by a U.S. holder of NuStar Common Units exceeds such NuStar Common Unitholder’s tax basis in Sunoco Common Units immediately after the Merger, such NuStar Common Unitholder will recognize gain in an amount equal to such excess.

In addition, as described below in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger—Additional U.S. Federal Income Tax Considerations Relating to the Ownership of Sunoco Common Units Received in the Merger,” a U.S. holder of NuStar Common Units could be required to recognize part or all of the “built-in gain” in his NuStar Common Units exchanged for Sunoco Common Units in the Merger upon the occurrence of certain subsequent events or transactions undertaken by Sunoco.

Further, a U.S. holder of NuStar Common Units whose Sunoco Common Units are deemed to be sold to fulfill withholding obligations generally will recognize gain or loss equal to the difference, if any, between the fair market value of the Sunoco Common Units that are deemed to be sold and the holder’s adjusted tax basis allocable to such Sunoco Common Units.

For additional information, please read the section entitled “Material U.S. Federal Income Tax Consequences of the Merger.”

Tax Risks Related to Owning Sunoco Common Units Following the Merger

Holders of Sunoco Common Units received in the Merger will generally be subject to the tax risks that apply to existing Sunoco Common Unitholders, which may be different than those that currently affect NuStar Common Unitholders.

Following the Merger, holders of Sunoco Common Units received in the Merger, for U.S. federal income tax purposes, will generally be subject to the risks that current Sunoco Common Unitholders are currently subject to, which are described in Sunoco’s Annual Report on Form 10-K for the most recent fiscal year, as updated by any subsequent Quarterly Reports on Form 10-Q and the Current Reports on Form 8-K, each as filed with the SEC before the Closing Date and all of which are incorporated by reference into this proxy statement/prospectus. Such risks may be different than those that currently affect NuStar Common Unitholders. See the section entitled “Where You Can Find More Information” for the location of information incorporated by reference in this proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document includes “forward-looking statements” about Sunoco and NuStar that are subject to risks and uncertainties. All statements other than statements of historical fact included in this document are forward-looking statements. Statements using words such as “anticipate,” “believe,” “intend,” “project,” “plan,” “expect,” “continue,” “estimate,” “goal,” “forecast,” “may,” “could,” “will,” “predict,” “potential,” “should,” “would,” “seek,” or similar expressions help identify forward-looking statements.

Except for their respective obligations to disclose material information under U.S. federal securities laws, neither Sunoco nor NuStar undertakes any obligation to release publicly any revisions to any forward-looking statements, to report events or circumstances after the date of this document, or to report the occurrence of unanticipated events.

Forward-looking statements involve a number of risks and uncertainties, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

•	the expected timing of the Closing and benefits of the Merger;

•	the matters described in the section entitled “Risk Factors”;

•	cyclical or other downturns in demand;

•	adverse changes in economic or industry conditions;

•	changes in the securities and capital markets;

•	changes affecting customers or suppliers;

•	changes in laws or regulations, third-party relations and approvals, and decisions of courts, regulators and/or governmental bodies;

•	effects of competition;

•	developments in and losses resulting from claims and litigation;

•	changes in operating conditions and costs;

•	the extent of Sunoco’s or NuStar’s ability to achieve its operational and financial goals and initiatives;

•	Sunoco’s continued taxation as a partnership and not as a corporation;

•	Sunoco’s anticipated financing of the transaction and ability to refinance NuStar indebtedness (and redeem the NuStar Preferred Units);

•	the incurrence of significant transaction and other costs in connection with the Merger exceeding current expectations; and

•	the effect of the Merger and its announcement and/or completion on Sunoco’s and NuStar’s business, relationships, plans, operations and financial condition.

In addition, the acquisition of NuStar by Sunoco is subject to the satisfaction of certain conditions and the absence of events that could give rise to the termination of the Merger Agreement, the possibility that the Merger does not close, risks that the proposed Merger disrupts current plans and operations and business relationships or poses difficulties in attracting or retaining employees, the possibility that the costs or difficulties related to the integration of the two companies will be greater than expected and the possibility that the anticipated benefits from the Merger cannot or will not be fully realized.

All written and oral forward-looking statements attributable to Sunoco or NuStar or persons acting on behalf of Sunoco or NuStar are expressly qualified in their entirety by such factors. For additional information with respect to these factors, please see the section entitled “Where You Can Find More Information.”

INFORMATION ABOUT THE COMPANIES

Sunoco LP

Sunoco is a publicly traded Delaware master limited partnership, with operations that include the distribution of motor fuel to convenience stores, independent dealers, commercial customers and distributors located in more than 40 U.S. states and territories as well as refined product transportation and terminalling assets. Sunoco Common Units are traded on the NYSE under the symbol “SUN.”

Sunoco’s principal executive offices are located at 8111 Westchester Drive, Suite 400, Dallas, Texas 75225, and its telephone number is (214) 981-0700. Additional information about Sunoco and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. See also the section entitled “Where You Can Find More Information.”

Saturn Merger Sub, LLC

Saturn Merger Sub, LLC, a Delaware limited liability company, is a direct, wholly owned subsidiary of Sunoco. Saturn Merger Sub, LLC was formed by Sunoco solely for the purpose of engaging in the transactions contemplated by the Merger Agreement. Other than its entry into the Merger Agreement and corresponding obligations, Saturn Merger Sub, LLC has not conducted any business activities, has no assets, liabilities or obligations and has conducted its operations solely as contemplated by the Merger Agreement. Saturn Merger Sub LLC’s principal executive offices are located at 8111 Westchester Drive, Suite 400, Dallas, Texas 75225, and its telephone number is (214) 981-0700.

NuStar Energy L.P.

NuStar is a publicly traded Delaware master limited partnership based in San Antonio, Texas. As of December 31, 2023, NuStar’s assets included 9,490 miles of pipeline and 63 terminal and storage facilities, which provide approximately 49 million barrels of storage capacity. Its business is managed under the direction of the board of directors of NuStar GP, LLC, the general partner of NuStar’s general partner, Riverwalk Logistics, L.P., both of which are wholly owned subsidiaries of NuStar. NuStar Common Units are currently traded on the NYSE under the symbol “NS,” and NuStar Preferred Units are currently traded on the NYSE under the symbols “NSprA,” “NSprB” and “NSprC.”

NuStar’s principal executive offices are located at 19003 IH-10 West, San Antonio, Texas 78257, and its telephone number is (210) 918-2000. Additional information about NuStar and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. See also the section entitled “Where You Can Find More Information.”

SPECIAL MEETING OF NUSTAR COMMON UNITHOLDERS

This section contains information about the NuStar Special Meeting at which NuStar Common Unitholders will be asked to consider and vote on proposals to (i) approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger, (ii) approve, by a non-binding, advisory vote, the compensation that may be received by NuStar Managing GP’s named executive officers in connection with the Merger and (iii) approve the adjournment of the NuStar Special Meeting, if necessary, to solicit additional proxies in favor of the Merger Proposal if (i) there are holders of an insufficient number of NuStar Common Units present online or by proxy at the NuStar Special Meeting to constitute a quorum at such meeting or (ii) there are insufficient votes at the time of such adjournment to approve the Merger Proposal. This document is being furnished to NuStar Common Unitholders in connection with the solicitation of proxies by the NuStar Managing GP Board to be used at the NuStar Special Meeting.

Date, Time and Place of the Special Meeting

A virtual NuStar Special Meeting will be held at www.virtualshareholdermeeting.com/NS2024SM on [    ], 2024, starting at [    ] Central Time (unless it is adjourned or postponed to a later date).

The NuStar Special Meeting can be accessed by visiting www.virtualshareholdermeeting.com/NS2024SM, where NuStar Common Unitholders will be able to participate and vote online during the NuStar Special Meeting. NuStar encourages its Common Unitholders to access the meeting early—approximately 15 minutes before the start of the meeting. Please follow the instructions as outlined in this proxy statement/prospectus.

Participating in the Special Meeting

Holders of record of NuStar Common Units at the close of business on [    ], 2024 are entitled to attend and vote on the matters presented at the NuStar Special Meeting.

To be admitted to the NuStar Special Meeting, NuStar Common Unitholders must enter the 16-digit control number found on their proxy card or voting instruction form. Once properly admitted to the NuStar Special Meeting, NuStar Common Unitholders may vote their units by following the instructions available on the meeting website during the meeting. If you experience technical difficulties, you may contact the technical support number at 844-986-0822 (U.S.) and 303-562-9302 (International).

Questions regarding matters presented at the NuStar Special Meeting may be submitted during the meeting through the meeting’s website. Additional information regarding rules and procedures for participating in the virtual meeting will be provided in the meeting rules of conduct, which you will be able to view during the meeting on the meeting website.

Purpose of the Special Meeting

•	Proposal 1: The Merger Proposal: To approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger;

•

Proposal 2: The Compensation Proposal: To approve, by a non-binding, advisory vote, the compensation that may be received by NuStar Managing GP’s named executive officers in connection with the Merger; and

•

Proposal 3: The Adjournment Proposal: To approve the adjournment of the NuStar Special Meeting, if necessary, to solicit additional proxies in favor of the Merger Proposal, if (i) there are holders of an insufficient number of NuStar Common Units present online or by proxy at the NuStar Special Meeting to constitute a quorum at such meeting or (ii) there are insufficient votes at the time of such adjournment to approve the Merger Proposal.

Recommendation of the NuStar Managing GP Board

The NuStar Managing GP Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of NuStar and its unitholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, (iii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, (iv) recommended approval and adoption of the Merger Agreement by the NuStar Common Unitholders and (v) directed that the Merger Agreement be submitted to the NuStar Common Unitholders for approval and adoption.

The NuStar Managing GP Board unanimously recommends that the holders of NuStar Common Units vote “FOR” the Merger Proposal, “FOR” the Compensation Proposal and “FOR” the Adjournment Proposal.

NuStar Common Unitholders should carefully read this document in its entirety for more detailed information concerning the Merger Agreement and the transactions contemplated thereby, including the Merger. In particular, NuStar Common Unitholders are directed to the Merger Agreement, which is attached hereto as Annex A.

Record Date; Unitholders Entitled to Vote

The record date for determining NuStar Common Unitholders entitled to receive notice of, and to vote at, the NuStar Special Meeting or at any adjournment or postponement thereof, is the close of business on [    ], 2024. Only holders of record at the close of business on the record date are entitled to vote at the NuStar Special Meeting.

As of the record date, there were [    ] NuStar Common Units entitled to vote at the NuStar Special Meeting.

Quorum

A “quorum” for purposes of the NuStar Special Meeting consists of the holders of record of at least a majority of the issued and outstanding NuStar Common Units present online or by proxy at the NuStar Special Meeting. There must be a quorum for the NuStar Special Meeting to be held. In the absence of a quorum at the NuStar Special Meeting, the affirmative vote of holders of at least a majority of the outstanding NuStar Common Units present online or by proxy at the NuStar Special Meeting may adjourn the NuStar Special Meeting to a later date and time (subject to applicable law and compliance with the terms of the NuStar Partnership Agreement).

If you submit a timely, properly executed proxy or voting instruction form, then you will be considered part of the quorum so long as your units are voted on at least one item of business, other than a procedural motion. Abstentions will be counted for purposes of determining whether there is a quorum at the NuStar Special Meeting. A broker non-vote occurs when a beneficial owner does not provide voting instruction to their broker or custodian with respect to a proposal on which such broker or custodian does not have discretionary authority to vote. Because it is expected that all of the matters to be voted on at the NuStar Special Meeting will be non-routine under NYSE rules, brokers will not have discretionary authority to vote on any such proposal; therefore, if you are a beneficial owner of NuStar Common Units and do not provide voting instructions to your broker or custodian, your NuStar Common Units will not count towards determining whether a quorum is present and your NuStar Common Units will not be voted on any of the proposals.

Failure to Vote; Abstentions; Broker Non-Votes

A failure of any NuStar Common Unitholder to submit a vote (e.g., by not submitting a proxy or not voting online) occurs when a NuStar Common Unitholder is not present online or by proxy at the NuStar Special Meeting.

An abstention occurs when a NuStar Common Unitholder is present for purposes of a quorum by virtually attending the NuStar Special Meeting and either does not vote or submits a ballot marked “abstain.” An abstention also occurs when a NuStar Common Unitholder does not attend the NuStar Special Meeting and instead submits a proxy with an “abstain” instruction. Abstentions will be counted for purposes of determining whether there is a quorum at the NuStar Special Meeting.

Under the rules that govern brokers who have record ownership of NuStar Common Units that they hold in street name for their clients who are the beneficial owners of the NuStar Common Units, brokers have the discretion to vote such NuStar Common Units on routine matters, but not on non-routine matters, including the Merger Proposal, the Compensation Proposal and the Adjournment Proposal, absent direction from the NuStar Common Unitholder. Broker non-votes occur when NuStar Common Units held by a broker are not voted with respect to a proposal because (i) the broker has not received voting instructions from the beneficial owner, and (ii) the broker lacks the authority to vote the NuStar Common Units at his or her discretion. Because it is expected that all of the matters to be voted on at the NuStar Special Meeting will be non-routine under NYSE rules, brokers and custodians will not have discretionary authority to vote on any such proposal; therefore, if you do not provide voting instructions to your broker or custodian, your NuStar Common Units will not count towards determining whether a quorum is present and your NuStar Common Units will not be voted on any of the proposals.

Because approval of the Merger Proposal requires the affirmative vote of the holders of at least a majority of the outstanding NuStar Common Units, the failure of any NuStar Common Unitholder to submit a vote (e.g., by not submitting a proxy or not voting online), any abstention by a NuStar Common Unitholder and a broker non-vote will have the same effect as a vote “AGAINST” approval of the Merger Proposal.

Because approval of the Compensation Proposal requires the affirmative vote of the holders of at least a majority of the NuStar Common Units present online or by proxy at the NuStar Special Meeting, assuming a quorum is present, abstentions are counted as units present and entitled to vote and will have the same effect as votes “AGAINST” the Compensation Proposal. A failure of any NuStar Common Unitholder to submit a vote (e.g., by not submitting a proxy or not voting online) and a broker non-vote will have no effect on the approval of the Compensation Proposal.

Because approval of the Adjournment Proposal requires the affirmative vote of the holders of at least a majority of the NuStar Common Units present online or by proxy at the NuStar Special Meeting, assuming a quorum is present, abstentions are counted as units present and entitled to vote and will have the same effect as votes “AGAINST” the Adjournment Proposal. A failure of any NuStar Common Unitholder to submit a vote (e.g., by not submitting a proxy or not voting online) and a broker non-vote will have no effect on the approval of the Adjournment Proposal.

Required Vote

Approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding NuStar Common Units. Any failure of any NuStar Common Unitholder to submit a vote (e.g., by not submitting a proxy or not voting online), abstention or broker non-vote will have the same effect as a vote “AGAINST” the Merger Proposal.

Approval of the Compensation Proposal requires the affirmative vote of the holders of at least a majority of the NuStar Common Units present online or by proxy at the NuStar Special Meeting, assuming a quorum is present. Abstentions will have the same effect as a vote “AGAINST” the Compensation Proposal. Broker non-votes and failure of any NuStar Common Unitholder to submit a vote (e.g., by not submitting a proxy or not voting online) will have no effect on the Compensation Proposal.

Approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority of the NuStar Common Units present online or by proxy at the NuStar Special Meeting. Abstentions will have the same effect as a vote “AGAINST” the Adjournment Proposal. Broker non-votes and failure of any NuStar Common Unitholder to submit a vote (e.g., by not submitting a proxy or not voting online) will have no effect on the Adjournment Proposal.

Units Beneficially Owned by Directors and Executive Officers

As of February 21, 2024, the members of the NuStar Managing GP Board and the executive officers of NuStar Managing GP beneficially owned an aggregate of 1,550,621 NuStar Common Units. This represents approximately 1.2% of the total voting power of NuStar Common Units. For more information, please see the section entitled “The Merger—Securities Ownership of Certain Beneficial Owners and Management.”

Proxies

You may vote online at the NuStar Special Meeting or by submitting a proxy via internet, telephone or mail. Please submit your proxy even if you plan to attend the NuStar Special Meeting.

Voting instructions are included on your proxy card. If you properly give your proxy and submit it to NuStar in time for it to be voted, one of the individuals named as your proxy will vote your units as you have directed. You may vote for or against the proposals or abstain from voting.

Units Held in Street Name

NuStar Common Unitholders who hold NuStar Common Units through a broker or custodian (“street name” unitholders) who wish to vote at the NuStar Special Meeting should be provided a 16-digit control number or voting instruction form by the broker or custodian that holds their NuStar Common Units. If you are a “street name” NuStar Common Unitholder and this has not occurred, contact the broker or custodian that holds your NuStar Common Units of record. A number of banks and brokerage firms participate in a program that also permits “street name” NuStar Common Unitholders to direct their vote by telephone or over the internet. If your NuStar Common Units are held in an account at a bank or brokerage firm that participates in such a program, you may direct the vote of these NuStar Common Units by telephone or over the internet by following the voting instructions enclosed with the voting instruction form from the bank or brokerage firm. The internet and telephone procedures are designed to authenticate NuStar Common Unitholders’ identities, to allow NuStar Common Unitholders to give their voting instructions and to confirm that those instructions have been properly recorded. Votes directed by telephone or over the internet through such a program must be received by 11:59 pm Eastern Time, on the day before the NuStar Special Meeting. Directing the voting of your NuStar Common Units will not affect your right to vote at the NuStar Special Meeting if you decide to attend the NuStar Special Meeting; however, you must use the 16-digit control number set forth on the voting instruction form received from your broker or custodian to vote your NuStar Common Units held in “street name” at the NuStar Special Meeting. Voting at the NuStar Special Meeting using the 16-digit control number set forth on the voting instruction form received from your broker or custodian prior to the deadline described above will automatically cancel any voting directions you have previously given by telephone or over the internet with respect to your NuStar Common Units.

Absent specific instructions from you, your broker or custodian is not empowered to vote your NuStar Common Units at the NuStar Special Meeting. Because it is expected that all of the matters to be voted on at the NuStar Special Meeting will be non-routine under NYSE rules, brokers and custodians will not have discretionary authority to vote on any such proposal; therefore, if you do not provide voting instructions to your broker or custodian, your units will not count towards determining whether a quorum is present and your units will not be voted on any of the proposals.

How to Submit Your Proxy

By Mail: If you are a NuStar Common Unitholder of record, you can submit your proxy by mail by marking your proxy, dating and signing it and returning it in the postage-paid envelope provided. If the envelope is missing, please address your completed proxy card to the address on your proxy card. If you are a beneficial owner, please refer to your voting instruction form provided to you by your broker or custodian.

By Telephone: If you are a NuStar Common Unitholder of record, you can submit your proxy by telephone by calling the toll-free telephone number on your proxy card. Telephone voting is available 24 hours a day and will be accessible until 11:59 p.m. Eastern Time of the day prior to the NuStar Special Meeting. Easy-to-follow voice prompts allow you to submit your proxy and confirm that your instructions have been properly recorded. If you are a beneficial owner, please refer to your voting instruction form provided by your broker or custodian for information on whether telephone voting is offered. If you submit your proxy by telephone, you do not need to return your proxy card. If you are located outside the United States, Canada and Puerto Rico, please read your proxy card or other materials for additional instructions.

By Internet: If you are a NuStar Common Unitholder of record, you can submit your proxy online at the website indicated on your proxy card. Internet voting is available 24 hours a day and will be accessible until 11:59 p.m. Eastern Time of the day prior to the NuStar Special Meeting. If you are a beneficial owner, please refer to your voting instruction form provided by your broker or custodian for information on whether internet voting is offered. As with telephone voting, you will be given the opportunity to confirm that your instructions have been properly recorded. If you submit your proxy online, you do not need to return your proxy card.

Revoking Your Proxy

If you submit a completed proxy card with instructions on how to vote your NuStar Common Units and then wish to revoke your instructions, you may do so by internet, telephone or mail at any time before it is voted by:

•	timely delivery of a valid, later-dated proxy or timely submission of a later-dated proxy by telephone or internet;

•	written notice to NuStar‘s Corporate Secretary at the address indicated on the cover page of this proxy statement/prospectus before the NuStar Special Meeting that you have revoked your proxy; or

•	participating in and voting online at the NuStar Special Meeting.

Adjournments and Postponements

Any adjournment of the NuStar Special Meeting, if necessary, to (i) solicit additional proxies in favor of the Merger Proposal or (ii) if there are holders of an insufficient number of NuStar Common Units present online or by proxy at the NuStar Special Meeting to constitute a quorum at the NuStar Special Meeting, requires the affirmative vote of the holders of at least a majority of the NuStar Common Units, present online or by proxy at the NuStar Special Meeting. No notice of the adjourned NuStar Special Meeting will be given so long as the time and place to which the NuStar Special Meeting is adjourned are announced at the NuStar Special Meeting at which the adjournment is taken, the adjournment is for no more than 45 days, a new record date is not fixed and, at the adjourned NuStar Special Meeting, only such business is transacted as might have been transacted at the original NuStar Special Meeting.

In addition, at any time prior to convening the NuStar Special Meeting, the NuStar Special Meeting may be postponed without the approval of NuStar Common Unitholders. If postponed, NuStar will publicly announce the new meeting date. Similar to adjournments, any postponement of the NuStar Special Meeting for the purpose of soliciting additional proxies will allow NuStar Common Unitholders who have already sent in their proxies to revoke them at any time prior to their use.

Proxy Solicitation

Sunoco and NuStar will each bear their own costs related to the Merger and the retention of any information agent or other service provider in connection with the Merger, except for the expenses incurred in connection with the filing, printing and mailing of this document, which will be borne by Sunoco. This proxy solicitation is being made by NuStar on behalf of the NuStar Managing GP Board. NuStar has retained Morrow Sodali LLC to aid in the solicitation of proxies for an initial fee of $35,000 plus an additional fee for each NuStar Common Unitholder contacted and the reimbursement of out-of-pocket expenses. Morrow Sodali LLC may solicit proxies by personal interview, mail, telephone and electronic communications. In addition to this mailing, solicitations may also be made by personal interview, mail, telephone and electronic communications by directors, officers or employees of NuStar or its affiliates without additional compensation. Arrangements also will be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of proxy materials to the beneficial owners of NuStar Common Units held by those persons, and NuStar will reimburse them for any reasonable expenses that they incur.

Householding of Special Meeting Materials

SEC rules allow companies to send a single notice or single copy of annual reports, proxy statements and other disclosure documents to two or more unitholders sharing the same address, subject to certain conditions. These “householding” rules are intended to provide convenience for unitholders and cost savings for companies by reducing the number of duplicate documents that unitholders receive. Only one copy of this proxy statement/prospectus is being delivered to multiple unitholders sharing the same address unless NuStar has received contrary instructions. If your units are held by an intermediary broker or custodian in “street name,” your consent to householding may be sought, or may already have been sought, by or on behalf of the intermediary.

If your units are held in a brokerage account and you no longer wish to participate in householding, or if you are receiving multiple copies of this proxy statement/prospectus and wish to receive only one, please notify your broker or custodian. If you hold units registered in your name and you no longer wish to participate in householding, or if you are receiving multiple copies of this proxy statement/prospectus and wish to receive only one, you can notify NuStar by sending a written request to NuStar’s Corporate Secretary at the address indicated on the cover page of this proxy statement/prospectus or emailing corporatesecretary@nustarenergy.com. NuStar will deliver promptly upon written or oral request a separate copy of this proxy statement/prospectus to any unitholder who previously participated in householding and no longer wishes to do so.

PROPOSAL 1: THE MERGER PROPOSAL

NuStar is requesting the NuStar Common Unitholders approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. For a detailed discussion of the terms of the Merger Agreement, see the section entitled “The Merger Agreement.” As discussed in the section entitled “The Merger—Recommendation of the NuStar Managing GP Board and Reasons for the Merger,” after careful consideration, the NuStar Managing GP Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of NuStar and its unitholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, (iii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, (iv) recommended approval and adoption of the Merger Agreement by the NuStar Common Unitholders and (v) directed that the Merger Agreement be submitted to the NuStar Common Unitholders for approval and adoption.

Approval of the Merger Proposal is a condition to the Closing of the Merger. If the Merger Proposal is not approved, the Merger will not occur. For a detailed discussion of the terms and conditions of the Merger, see the section entitled “The Merger Agreement—Conditions to the Merger.”

Vote Required for Approval

Approval of the Merger Proposal requires the affirmative vote of the holders of at least a majority of the outstanding NuStar Common Units. A failure of any NuStar Common Unitholder to submit a vote (e.g., by not submitting a proxy or not voting online), a broker non-vote or an abstention will have the same effect as a vote “AGAINST” the Merger Proposal.

Recommendation of the NuStar Managing GP Board

THE NUSTAR MANAGING GP BOARD UNANIMOUSLY RECOMMENDS THAT THE NUSTAR COMMON UNITHOLDERS VOTE “FOR” THE MERGER PROPOSAL.

PROPOSAL 2: THE COMPENSATION PROPOSAL

Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, NuStar is requesting the NuStar Common Unitholders approve, by a non-binding, advisory vote, the compensation that may be received by NuStar Managing GP’s named executive officers in connection with the Merger as disclosed in the section entitled “The Merger—Interests of NuStar Managing GP’s Directors and Executive Officers in the Merger” including the footnotes, tables and associated narrative discussion.

The NuStar Managing GP Board unanimously recommends that the NuStar Common Unitholders approve the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to NuStar Managing GP’s named executive officers that is based on or otherwise relates to the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the table in the section of the proxy statement/prospectus entitled “The Merger—Interests of NuStar Managing GP’s Directors and Executive Officers in the Merger,” including the associated footnotes, tables and narrative discussion and the agreements and plans pursuant to which such compensation may be paid or become payable, are hereby APPROVED.”

Vote Required for Approval

The Compensation Proposal is a vote separate and apart from the vote to approve and adopt the Merger Agreement, and approval of the Compensation Proposal is not a condition to the completion of the Merger. Accordingly, you may vote to approve the Compensation Proposal and vote not to approve and adopt the Merger Agreement and vice versa. Because the vote is advisory in nature only, it will not be binding on either NuStar or Sunoco. Accordingly, to the extent that NuStar or Sunoco is contractually obligated to pay the compensation, the compensation will be payable to the named executive officers, subject only to the conditions applicable thereto, if the Merger Agreement is approved and adopted and the Merger completed, regardless of the outcome of the Compensation Proposal.

Approval of the Compensation Proposal requires the affirmative vote of the holders of at least a majority of the outstanding NuStar Common Units present online or by proxy at the NuStar Special Meeting, assuming a quorum is present. Abstentions will have the same effect as a vote “AGAINST” the Compensation Proposal. Broker non-votes and failure of any NuStar Common Unitholder to submit a vote (e.g., by not submitting a proxy or not voting online) will have no effect on the Compensation Proposal.

Recommendation of the NuStar Managing GP Board

THE NUSTAR MANAGING GP BOARD UNANIMOUSLY RECOMMENDS THAT THE NUSTAR COMMON UNITHOLDERS VOTE “FOR” THE COMPENSATION PROPOSAL.

PROPOSAL 3: THE ADJOURNMENT PROPOSAL

NuStar is requesting the NuStar Common Unitholders approve the adjournment of the NuStar Special Meeting, if necessary, to solicit additional proxies in favor of the Merger Proposal, if (i) there are holders of an insufficient number of NuStar Common Units present online or by proxy at the NuStar Special Meeting to constitute a quorum at such meeting or (ii) there are insufficient votes at the time of such adjournment to approve the Merger Proposal.

If, at the NuStar Special Meeting, (i) the number of NuStar Common Units represented and voting in favor of the Merger Proposal is insufficient to approve such proposal or (ii) there are an insufficient number of NuStar Common Units present online or by proxy at the NuStar Special Meeting to constitute a quorum, NuStar may move to adjourn the NuStar Special Meeting in order to enable the NuStar Managing GP Board to solicit additional proxies to obtain a quorum or for approval of the Merger Proposal.

Vote Required for Approval

The Adjournment Proposal is a vote separate and apart from the vote to approve and adopt the Merger Agreement, and approval of the Adjournment Proposal is not a condition to the completion of the Merger. Accordingly, you may vote to approve the Adjournment Proposal and vote not to approve and adopt the Merger Agreement and vice versa.

Approval of the Adjournment Proposal requires the affirmative vote of the holders of at least a majority of the outstanding NuStar Common Units present online or by proxy at the NuStar Special Meeting. Abstentions have the same effect as a vote “AGAINST” the Adjournment Proposal. Broker non-votes and failure of any NuStar Common Unitholder to submit a vote (e.g., by not submitting a proxy or not voting online) will have no effect on the Adjournment Proposal.

NuStar does not intend to call a vote on the Adjournment Proposal if a quorum is present and the Merger Proposal is approved at the NuStar Special Meeting.

Recommendation of the NuStar Managing GP Board

THE NUSTAR MANAGING GP BOARD UNANIMOUSLY RECOMMENDS THAT THE NUSTAR COMMON UNITHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL.

THE MERGER

This section of the proxy statement/prospectus describes the material aspects of the Merger. This section may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the documents attached hereto and incorporated by reference into this proxy statement/prospectus, including the full text of the Merger Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, for a more complete understanding of the Merger and the transactions contemplated thereby. In addition, important business and financial information about each of Sunoco and NuStar is included in or incorporated by reference into this proxy statement/prospectus and is included in the annexes hereto. Please see the section entitled “Where You Can Find More Information.”

General

NuStar is seeking the approval and adoption by NuStar Common Unitholders of the Merger Agreement that NuStar entered into on January 22, 2024 with Sunoco, Merger Sub, NuStar GP, NuStar Managing GP and Sunoco GP and the transactions contemplated thereby, including the Merger. Under the terms of the Merger Agreement, Merger Sub will be merged with and into NuStar (the “Merger,” and the effective time of the merger, the “Effective Time”), with NuStar surviving the Merger as the Surviving Entity and a subsidiary of Sunoco.

Pursuant to the Merger Agreement and by virtue of the Merger, (i) each NuStar Common Unit issued and outstanding immediately prior to the Effective Time (other than any Excluded Units (as defined below) and Sunoco Held Units (as defined below)) will be converted into and will thereafter represent the right to receive 0.400 of a Sunoco Common Unit, and, if applicable, cash in lieu of fractional units (the “Merger Consideration,” such ratio, the “Exchange Ratio” and the issuance of such Sunoco Common Units in connection with the Merger, the “Unit Issuance”); (ii) each NuStar Preferred Unit issued and outstanding immediately prior to the Effective Time will remain issued and outstanding from and after the Effective Time as a limited partnership interest of the Surviving Entity in the Merger, having the same terms as are applicable to such NuStar Preferred Unit immediately prior to the Effective Time, (iii) the general partner interest in NuStar issued and outstanding immediately prior to the Effective Time will remain issued and outstanding from and after the Effective Time as the general partnership interest of the Surviving Entity in the Merger and (iv) all NuStar Common Units owned immediately prior to the Effective Time by NuStar, Sunoco or Merger Sub (collectively, the “Excluded Units”), and any NuStar Common Units owned, immediately prior to the Effective Time, by a subsidiary of Sunoco (“Sunoco Held Units”), will remain issued and outstanding from and after the Effective Time as limited partnership interests of the Surviving Entity in the Merger having the same terms as applicable to NuStar Common Units immediately prior to the Effective Time.

In addition, prior to the Effective Time, NuStar will declare and pay to the NuStar Common Unitholders the Special Distribution of $0.212 per NuStar Common Unit.

Background of the Merger

The terms of the Merger are the result of arm’s-length negotiations between NuStar and Sunoco. The following is a summary of the events leading up to the execution of the Merger Agreement and the key meetings, negotiations, discussions and actions between NuStar and Sunoco and their respective advisors that preceded the public announcement of the Merger. All dates in this section are in 2024 unless otherwise indicated.

The NuStar Managing GP Board and management regularly review and assess NuStar’s performance, strategy, financial position and leverage, opportunities and risks in light of current business and economic conditions, as well as developments in the midstream sector (and among master limited partnerships), and across a range of scenarios and potential future industry developments. These regular reviews have, at the direction of the NuStar Managing GP Board, included evaluation of a variety of potential strategic transactions as well as review of the current NuStar business plan and the considerations associated with maintaining the status quo and continuing to execute on NuStar’s business plan. As part of these reviews, the NuStar Managing GP Board has considered NuStar’s position in an industry that is undergoing dramatic changes, and investor focus in the sector on increased size, diversification of assets, consistent return of capital and cheaper access to capital. As part of these reviews, the NuStar Managing GP Board has also received periodic updates from management and certain of its advisors regarding the general landscape of mergers and acquisitions, potential acquirers and merger candidates.

From time to time, senior executives of the NuStar Managing GP, including Brad Barron, the Chairman, President and Chief Executive Officer of NuStar Managing GP, have had informal and preliminary conversations about potential strategic combinations and acquisition opportunities in the sector with senior executives of other companies in the sector. Mr. Barron updated the NuStar Managing GP Board regarding these interactions during meetings of the NuStar Managing GP Board.

On September 25, 2023, Joseph Kim, the President and Chief Executive Officer of Sunoco GP, contacted Mr. Barron to let him know that he planned to send Mr. Barron a proposal for Sunoco to acquire all of the issued and outstanding NuStar Common Units in an all-equity transaction at an exchange ratio of 0.455 of a Sunoco Common Unit for each NuStar Common Unit (the “September Sunoco Proposal”). Mr. Barron indicated that he would review and evaluate the September Sunoco Proposal. Following the discussion, Mr. Kim sent a letter to Mr. Barron setting forth the September Sunoco Proposal. The letter indicated, among other things, that Sunoco expected to be able to execute definitive agreements and announce a transaction in approximately four to six weeks if NuStar was willing to engage.

Later that day, Mr. Barron informed Dan Hill, the presiding lead director of the NuStar Managing GP Board, Amy Perry, Executive Vice President – Strategic Development and General Counsel of NuStar Managing GP, Danny Oliver, Executive Vice President – Business Development and Engineering of NuStar Managing GP, and Tom Shoaf, Executive Vice President and Chief Financial Officer of NuStar Managing GP, of the receipt of the September Sunoco Proposal and Mr. Barron’s conversation with Mr. Kim. Mr. Barron and Mr. Hill agreed that the NuStar Managing GP Board would discuss the September Sunoco Proposal in executive session following the next regularly scheduled Board meeting on October 25, 2023.

On October 3, 2023, Mr. Kim called Mr. Barron, and Mr. Barron indicated that NuStar needed time to review the September Sunoco Proposal, and that he planned to discuss the proposal with the NuStar Managing GP Board at its next regularly scheduled meeting, currently scheduled for October 25, 2023. Mr. Barron indicated he expected he would be in a position to provide Mr. Kim with the NuStar Managing GP Board’s initial reaction regarding the September Sunoco Proposal in early November 2023.

On October 4, 2023, Mr. Kim sent Mr. Barron a document outlining potential benefits of a combination of Sunoco and NuStar on the terms set forth in the September Sunoco Proposal including, among other things, increased scale and diversification, industry dynamics, cost of capital of the combined entity and the financial profile of the combined entity.

Prior to October 25, 2023, Mr. Barron called each member of the NuStar Managing GP Board to describe the September Sunoco Proposal and his discussions with Mr. Kim, which would be discussed at the next Board meeting.

On October 25, 2023, the NuStar Managing GP Board held a meeting. By invitation of the NuStar Managing GP Board, Ms. Perry was present at the meeting. At the meeting, Mr. Barron updated the NuStar Managing GP Board on the September Sunoco Proposal and his discussions with Mr. Kim regarding the September Sunoco Proposal. Mr. Barron and Ms. Perry discussed management’s preliminary views on the considerations associated with pursuing the September Sunoco Proposal further or any other potential strategic alternatives, including continuing to maintain the status quo. After discussion, the NuStar Managing GP Board authorized management to (i) further consider the potential merits of the September Sunoco Proposal and engage an outside financial advisor (with the terms of such engagement subject to final review and approval of the NuStar Managing GP Board) to assist the NuStar Managing GP Board and management in its review of the September Sunoco Proposal, and (ii) negotiate and enter into a non-disclosure agreement with Sunoco to enable the exchange of additional information in order to permit the NuStar Managing GP Board and management to further evaluate the September Sunoco Proposal. Members of the NuStar Managing GP Board also asked Mr. Barron about the contemplated governance for the combined partnership and instructed him to inquire further regarding the proposed composition of the Sunoco GP Board following closing.

On November 1, 2023, Sunoco reported its third quarter 2023 earnings results.

On November 2, 2023, NuStar reported its third quarter 2023 earnings results, and later that day, Mr. Barron called Mr. Kim to inform him that the NuStar Managing GP Board had met to discuss the September Sunoco Proposal and had authorized management to further consider the potential merits of the September Sunoco Proposal and engage an outside financial advisor. Mr. Barron and Mr. Kim also discussed the possibility of member(s) of the NuStar Managing GP Board joining the Sunoco GP Board following the closing; Mr. Kim indicated that the composition of the post-closing Sunoco GP Board would need to be discussed with the Sunoco GP Board.

On November 10, 2023, NuStar and Sunoco executed a non-disclosure agreement containing, among other terms, standstill restrictions binding on Sunoco and its representatives for a period ending on the earlier of entry into a definitive agreement with respect to the proposed transaction and May 10, 2025, including a restriction on Sunoco’s ability to request that NuStar amend or waive the standstill restriction.

During the period from close of trading on September 25, 2023 (i.e., the date of the September Sunoco Proposal) through the close of trading on November 10, 2023, the trading price of Sunoco Common Units on the NYSE increased 12.27% and the trading price of NuStar Common Units on the NYSE decreased 4.02%.

On November 13, 2023, Mr. Kim, Scott Grischow, Senior Vice President, Finance and Treasurer of Sunoco GP, Karl Fails, Chief Operations Officer of Sunoco GP, Mr. Barron, Ms. Perry, Mr. Shoaf and Mr. Oliver held a meeting in San Antonio, Texas to discuss financial due diligence matters with respect to each of the NuStar and Sunoco businesses and the potential transaction. At the end of the meeting, Mr. Kim indicated that due to the relative performance of the prices of Sunoco Common Units and NuStar Common Units since the September Sunoco Proposal, the exchange ratio set forth in the September Sunoco Proposal was no longer being proposed by Sunoco.

Following the meeting, later in the day on November 13, 2023, Mr. Kim called Mr. Barron to discuss the exchange ratio in the proposed transaction, and indicated that he believed the premium implied by the exchange ratio in the September Sunoco Proposal was too high based on the relative performance of the prices of Sunoco Common Units and NuStar Common Units since the September Sunoco Proposal. Mr. Barron indicated that, based on his conversations with the NuStar Managing GP Board, the premium implied by the agreed-upon exchange ratio would need to be substantial in order for NuStar to be willing to transact. After discussion, Mr. Kim and Mr. Barron agreed that the two parties would continue to explore the merits of a potential merger transaction, and would negotiate a potential exchange ratio at a later time.

Following the November 13, 2023 discussions, Mr. Barron called each member of the NuStar Managing GP Board and updated them regarding the status of discussions. Each director indicated to Mr. Barron his or her respective continued support for NuStar to continue to evaluate a potential merger transaction.

On November 16, 2023, Mr. Barron and Mr. Kim spoke to debrief regarding the November 13 meeting. During their discussion, Mr. Barron and Mr. Kim agreed to postpone any discussion on the composition of the Sunoco GP Board.

On November 20, 2023, Ms. Perry contacted representatives of Barclays to discuss the September Sunoco Proposal and the potential engagement of Barclays to assist in the review of a potential merger transaction with Sunoco.

On November 27, 2023, Ms. Perry informed Mr. Grischow that NuStar had contacted representatives of Barclays about potentially advising NuStar in connection with its review of a potential merger transaction with Sunoco.

On November 30, 2023, representatives of Truist, financial advisor to Sunoco, on behalf of Sunoco, sent representatives of Barclays, on behalf of NuStar, a list of financial due diligence requests.

Throughout the period between the NuStar Managing GP Board meeting on October 25, 2023 and December 14, 2023, Mr. Barron kept Mr. Hill apprised of the status of management’s review of a potential merger transaction and of discussions between representatives of NuStar and Sunoco.

On December 14, 2023, the NuStar Managing GP Board held a meeting. By invitation of the NuStar Managing GP Board, Ms. Perry, Jorge del Alamo, Senior Vice President—Chief Information Officer & Controller of NuStar Managing GP, and representatives of each of Barclays and Wachtell, Lipton, Rosen & Katz, counsel to NuStar (“Wachtell Lipton”), were present at the meeting. Mr. del Alamo began the meeting by reviewing with the NuStar Managing GP Board the NuStar unaudited prospective financial information. After discussion, the NuStar Managing GP Board approved the NuStar unaudited prospective financial information. Mr. Barron then provided an overview of developments with respect to a potential transaction with Sunoco since the October 25, 2023 meeting. Representatives of Wachtell Lipton provided an overview of the NuStar Managing GP Board’s duties, including in considering the September Sunoco Proposal. Representatives of Barclays reviewed with the NuStar Managing GP Board the current midstream market, NuStar’s current position in the market, a preliminary financial analysis of NuStar, strategic alternatives potentially available to NuStar (including continuing to maintain the status quo, continuing discussions with Sunoco, a sale of NuStar to another company or a sale of NuStar to a financial sponsor), a preliminary overview of Sunoco and potential options for NuStar’s response to the September Sunoco Proposal, including potential exchange ratios and the fact that Mr. Kim had indicated on November 13, 2023 that the exchange ratio included in the September Sunoco Proposal was no longer being offered by Sunoco. The NuStar Managing GP Board then discussed the September Sunoco Proposal, including the considerations associated with the September Sunoco Proposal (and potential exchange ratios in a transaction, noting there had been subsequent discussions with Sunoco regarding the exchange ratio after the September Sunoco Proposal) and of different strategies for further engaging with Sunoco, the considerations associated with pursuing a transaction with alternative parties and the considerations associated with maintaining the status quo. The NuStar Managing GP Board also discussed its view that, based upon their knowledge of the industry and the likely strategic and financial buyers of targets with similar characteristics as NuStar in the industry and discussion with representatives of Barclays and management, if NuStar were to pursue a merger transaction, Sunoco would be the most likely to pay the highest premium (net of taxes, if applicable) to NuStar Common Unitholders. After discussion, the NuStar Managing GP Board (i) authorized and instructed NuStar Managing GP’s senior management to continue to engage with Sunoco regarding a potential transaction and keep the NuStar Managing GP Board apprised on the status of discussions, (ii) approved the engagement of Barclays as NuStar’s financial advisor, subject to review and approval of the terms of the engagement and customary conflicts disclosures, and who were subsequently formally engaged through the execution of an engagement letter with NuStar on December 29, 2023 and (iii) formed a working group for efficiency purposes of the NuStar Managing GP Board comprised of Dan Bates, Mr. Hill and W. Grady Rosier (the “NuStar Board Working Group”) who Mr. Barron would keep apprised of, and from whom he would solicit input regarding, negotiation of the potential transaction with Sunoco in between meetings of the Board, in each case, subject to the approval of the full NuStar Managing GP Board.

On December 19, 2023, representatives of the senior management teams of each of Sunoco GP and the NuStar Managing GP, including Mr. Kim, Mr. Fails, Arnold Dodderer, General Counsel of Sunoco GP, Dylan

Bramhall, Group Chief Financial Officer for Energy Transfer GP and Sunoco GP, Mr. Grischow, Mr. Barron, Ms. Perry, Mr. Shoaf, Mr. Oliver and Mr. del Alamo held a meeting in Dallas, Texas to discuss business and financial due diligence matters with respect to each of the NuStar and Sunoco businesses and the potential transaction, including the NuStar unaudited prospective financial information and Sunoco management’s projections for the Sunoco business. Representatives of each of Truist and Barclays also attended this meeting.

On December 20, 2023, Mr. Barron called each member of the NuStar Board Working Group to update the group on the December 19, 2023 meeting with representatives of Sunoco.

On December 23, 2023, representatives of Weil, Gotshal & Manges LLP, counsel for Sunoco (“Weil”), sent an initial draft of the Merger Agreement to representatives of Wachtell Lipton, on behalf of NuStar, which, among other things, (i) provided that NuStar would not be permitted to terminate the Merger Agreement in order to accept a “superior proposal” unless the NuStar Common Unitholders had voted on and failed to approve the transaction (the “force the vote provision”), (ii) did not contain any commitments of Energy Transfer in connection with the transaction and (iii) contemplated the breakup fee that would be payable by NuStar under certain circumstances be equal to 4% of NuStar’s equity value implied by the transaction.

On December 29, 2023, NuStar entered into an engagement letter with Barclays. Prior to entering into the engagement letter, Barclays provided NuStar with customary relationship disclosures, which included disclosures with respect to Sunoco and NuStar.

On January 1, representatives of Sunoco were granted access to a virtual data room being maintained on behalf of NuStar.

On January 2, representatives of NuStar were granted access to a virtual data room being maintained on behalf of Sunoco.

On January 4, Mr. Kim sent a letter to Mr. Barron (the “January 4 Sunoco Proposal”) setting forth a revised non-binding indication of interest for Sunoco to acquire all of the issued and outstanding NuStar Common Units in an all-equity transaction at an exchange ratio of 0.400 of a Sunoco Common Unit for each NuStar Common Unit. The January 4 Sunoco Proposal indicated, among other things, that Sunoco was targeting an announcement of the transaction on January 16.

Following receipt of the January 4 Sunoco Proposal, on January 4, Mr. Barron informed the NuStar Board Working Group of the receipt of the January 4 Sunoco Proposal. After discussion, the NuStar Board Working Group indicated that, subject to the review and approval of the full NuStar Managing GP Board, it was supportive of Mr. Barron and NuStar Managing GP management proceeding with its review and negotiation of a potential merger transaction based on the January 4 Sunoco Proposal.

Also on January 4, representatives of Truist, on behalf of Sunoco, and of Barclays, on behalf of NuStar, exchanged written due diligence request lists.

Also on January 4, Ms. Perry, Mr. Grischow and other representatives of NuStar and Sunoco held a meeting to further discuss each management team’s respective financial projections. Representatives of each of Barclays and Truist also attended this meeting.

On January 5, Mr. Barron called each member of the NuStar Managing GP Board (other than the members of the NuStar Board Working Group) to update them on the January 4 Sunoco Proposal.

Also on January 5, Ms. Perry, Mr. Grischow and other representatives of NuStar and Sunoco held a meeting to further discuss each management team’s respective financial projections. Representatives of each of Barclays and Truist also attended this meeting.

On January 8, Mr. Kim called Mr. Barron and inquired about NuStar’s expected timing for responding to the January 4 Sunoco Proposal. Mr. Barron indicated that he would discuss the January 4 Sunoco Proposal with the NuStar Managing GP Board later that week. Mr. Kim and Mr. Barron also discussed potential synergies and employee matters. During their discussion, Mr. Kim informed Mr. Barron that Sunoco was nearing an agreement to sell convenience stores in West Texas, New Mexico and Oklahoma and an agreement to acquire liquid fuels terminals in Amsterdam and Ireland.

On January 9, representatives of Wachtell Lipton, on behalf of NuStar, sent a revised draft of the Merger Agreement to representatives of Weil, on behalf of Sunoco, which, among other things, (i) rejected the proposed force the vote provision, (ii) included commitments of Energy Transfer in connection with the transactions (including negative covenants and commitments to cooperate with respect to regulatory matters) and (iii) contemplated the breakup fee that would be payable by NuStar under certain circumstances be equal to 2% of NuStar’s equity value implied by the transaction.

On January 10, Mr. Barron called Mr. Kim to discuss potential synergies and employee matters. During their discussion, Mr. Kim also provided Mr. Barron with an update on the status of the West Texas divestiture and the European liquid fuels terminals transaction.

On January 11, Sunoco issued a press release announcing that it had entered into an agreement to sell 204 convenience stores in West Texas, New Mexico and Oklahoma in the West Texas divestiture for approximately $1 billion and that it would acquire liquid fuels terminals in Amsterdam and Ireland.

Also on January 11, representatives of Truist, on behalf of Sunoco, and representatives of Barclays, on behalf of NuStar, discussed Sunoco’s contemplated financing plan in connection with the proposed transaction and potential financing terms Sunoco expected to obtain. Representatives of Barclays updated representatives of NuStar Managing GP management and Wachtell Lipton following the call.

Also on January 11, the NuStar Managing GP Board held a meeting. Ms. Perry and representatives of each of Barclays and Wachtell Lipton were present at the meeting. Prior to the meeting, Mr. Barron called each member of the NuStar Managing GP Board to provide the directors with an update on the status of management’s review of a potential merger transaction. Mr. Barron began the meeting by providing an overview of developments with respect to a potential merger transaction with Sunoco since the December 14, 2023 meeting, including the receipt of the January 4 Sunoco Proposal. Representatives of Barclays reviewed with the NuStar Managing GP Board the January 4 Sunoco Proposal, a preliminary financial analysis with respect to each of NuStar, Sunoco and the potential combination of NuStar and Sunoco and potential responses to the January 4 Sunoco Proposal. The participants of the meeting also discussed Sunoco’s announced West Texas divestiture and the European liquid fuels terminals transaction. In addition, during the discussion, representatives of Wachtell Lipton provided an overview of the status of negotiations of the Merger Agreement, including, among other things, the proposed force the vote provision. The NuStar Managing GP Board then discussed the January 4 Sunoco Proposal, including the considerations associated with the January 4 Sunoco Proposal and of different strategies for further engaging with Sunoco, the considerations associated with pursuing a transaction with alternative parties and the considerations associated with maintaining the status quo. The NuStar Managing GP Board also discussed its view that, based upon its knowledge of the industry and the likely strategic and financial buyers of targets with similar characteristics as NuStar in the industry and discussion with representatives of each of Barclays and management, if NuStar were to pursue a merger transaction, Sunoco would be the most likely to pay the highest premium (net of taxes, if applicable) to NuStar Common Unitholders. After discussion, the NuStar Managing GP Board authorized and instructed Mr. Barron to propose to Mr. Kim an increased exchange ratio of 0.410 of a Sunoco Common Unit for each NuStar Common Unit and the inclusion of a special distribution to be paid by NuStar prior to closing as part of the proposed merger consideration, which would be in an amount approximated to make NuStar Common Unitholders whole for one year of distribution dilution following closing of the merger (the “Special Distribution”). The NuStar Managing GP Board also approved the Sunoco unaudited prospective financial information, subject to adjustments to be made by NuStar Managing

GP’s management to take into account the West Texas divestiture and the European liquid fuels terminals transaction.

On January 12, Mr. Barron called Mr. Kim in order to reject the January 4 Sunoco Proposal and counter with an oral proposal (the “NuStar Counterproposal”) of an increased exchange ratio of 0.410 of a Sunoco Common Unit for each NuStar Common Unit and the inclusion of the Special Distribution. Mr. Barron also indicated that NuStar did not expect to be in position to announce a transaction prior to January 22, assuming Sunoco were to accept the NuStar Counterproposal. Mr. Kim indicated that he would discuss the NuStar Counterproposal with the Sunoco GP Board.

During the period from January 12 through the execution of the Merger Agreement, each of NuStar and Sunoco conducted additional due diligence on the other party through various calls and review of materials provided in the respective parties’ virtual data rooms and public filings.

On January 13, Mr. Kim called Mr. Barron to accept the proposed Special Distribution, in an amount of $0.212 per NuStar Common Unit, and to reject the proposed exchange ratio in the NuStar Counterproposal, instead proposing an exchange ratio of 0.400 of a Sunoco Common Unit for each NuStar Common Unit, consistent with the January 4 Sunoco Proposal. Mr. Barron indicated he would discuss Mr. Kim’s counterproposal (the “Sunoco Final Proposal”) with the NuStar Managing GP Board.

After their discussion, on January 13, Mr. Barron met with the NuStar Board Working Group to discuss the Sunoco Final Proposal. The NuStar Board Working Group indicated that, subject to the review and approval of the full NuStar Managing GP Board, it expected that the full NuStar Managing GP Board would likely be supportive of accepting the Sunoco Final Proposal.

After Mr. Barron met with the NuStar Board Working Group, he called Mr. Kim to discuss the Sunoco Final Proposal. Mr. Barron indicated that, subject to the ultimate approval of their respective boards of directors and the negotiation of definitive documentation, he believed the NuStar Managing GP Board would likely be supportive of a transaction on the terms outlined in the Sunoco Final Proposal. Mr. Kim indicated that he would discuss further with the Sunoco GP Board.

On January 13, representatives of Weil, on behalf of Sunoco, sent a revised draft of the Merger Agreement to representatives of Wachtell Lipton, on behalf of NuStar, which, among other things, (i) reinserted the force the vote provision, (ii) indicated Energy Transfer’s willingness to agree to make certain limited commitments in connection with the Merger to be set forth in a separate Support Agreement and (iii) contemplated the breakup fee that would be payable by NuStar under certain circumstances be equal to 3.5% of NuStar’s equity value implied by the transaction.

On January 15, representatives of Wachtell Lipton, on behalf of NuStar, and representatives of Weil, on behalf of Sunoco, had a call to negotiate open points in the Merger Agreement, including, among other things, the force the vote provision, potential commitments from Energy Transfer and the contemplated breakup fee.

On January 16, representatives of Truist, on behalf of Sunoco, and representatives of Barclays, on behalf of NuStar, discussed Sunoco’s contemplated financing plan in connection with the proposed transaction and potential financing terms Sunoco expected to obtain. Representatives of Barclays updated representatives of each of NuStar management and Wachtell Lipton following the call.

On January 17, representatives of Wachtell Lipton, on behalf of NuStar, sent a revised draft of the Merger Agreement to representatives of Weil, on behalf of Sunoco, which, among other things, (i) rejected the proposed force the vote provision, and (ii) contemplated the breakup fee that would be payable by NuStar under certain circumstances be equal to 3% of NuStar’s equity value implied by the transaction.

On January 18, representatives of Wachtell Lipton, on behalf of NuStar, sent an initial draft of NuStar’s disclosure schedules accompanying the Merger Agreement to representatives of Weil, on behalf of Sunoco.

On January 18, Mr. Kim called Mr. Barron and indicated that, subject to the ultimate approval of their respective boards of directors and the negotiation of definitive documentation, he believed the Sunoco GP Board would be supportive of a transaction on the terms outlined in the Sunoco Final Proposal. Mr. Kim indicated that the Sunoco GP Board was scheduled to meet on January 21 to consider approval of the transaction.

Beginning on January 18 through the execution of the Merger Agreement, Mr. Barron, Ms. Perry, Mr. Kim, Mr. Dodderer and representatives of each of Wachtell Lipton and Weil (and different subsets of that group) participated in calls to discuss and negotiate open points relating to employee matters in the Merger Agreement and related disclosure schedules, including, among other things employee severance and retention provisions.

On January 19, Mr. Barron, Mr. Kim and James Wright, Executive Vice President, General Counsel & Chief Compliance Officer of Energy Transfer GP, participated in several calls to discuss the proposed commitments to be made by Energy Transfer in connection with the Merger.

Also on January 19, representatives of Wachtell Lipton, on behalf of NuStar, sent representatives of Weil, on behalf of Sunoco, an initial draft of the Support Agreement.

Also on January 19, representatives of Weil, on behalf of Sunoco, sent representatives of Wachtell Lipton, on behalf of NuStar, a revised draft of the Merger Agreement, which, among other things, (i) accepted the deletion of the force the vote provision and (ii) accepted NuStar’s proposal that the breakup fee that would be payable by NuStar under certain circumstances be equal to 3% of NuStar’s equity value implied by the transaction.

On January 20, Mr. Kim and Mr. Wright discussed further the proposed commitments to be made by Energy Transfer in connection with the Merger.

Also on January 20, representatives of Weil, on behalf of Sunoco, sent an initial draft of Sunoco’s disclosure schedules accompanying the Merger Agreement to representatives of Wachtell Lipton, on behalf of NuStar.

On January 21, the NuStar Managing GP Board held a meeting. Ms. Perry and representatives of each of Barclays and Wachtell Lipton were present at the meeting. Mr. Barron began the meeting by providing an overview of developments with respect to a potential transaction with Sunoco since the January 12 meeting, including Sunoco’s response to the NuStar Counterproposal (i.e., the Sunoco Final Proposal). Representatives of Wachtell Lipton reminded the NuStar Managing GP Board of their duties, including with respect to the potential transaction with Sunoco, and provided an overview of the terms of the Merger Agreement, Support Agreement and the amendment to the NuStar Partnership Agreement. Representatives of Barclays reviewed its financial analyses of NuStar, Sunoco and the combined entity and delivered an oral opinion, subsequently confirmed by delivery of a written opinion, to the effect that, as of such date, and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in its opinion, the Merger Consideration and Special Distribution to be offered to NuStar Common Unitholders (other than holders of Excluded Units and Sunoco Held Units) in the Merger are fair, from a financial point of view, to such holders. After discussion, the NuStar Managing GP Board unanimously, on behalf of the NuStar Managing GP, in its own capacity and in its capacity as the general partner of the NuStar GP, and on behalf of the NuStar GP, (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of NuStar and its unitholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, (iii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, (iv) recommended approval and adoption of the Merger Agreement by the NuStar Common Unitholders and (v) directed that the Merger Agreement be submitted to the NuStar Common Unitholders for approval and adoption.

Following the meeting of the NuStar Managing GP Board, through the morning of January 22, members of the respective management teams of the NuStar Managing GP, Sunoco GP and Energy Transfer GP and representatives of Wachtell Lipton and Weil finalized the Merger Agreement, related disclosure schedules, Support Agreement and all ancillary materials, including agreement that one mutually agreed member of the NuStar Managing GP Board would be added to the Sunoco GP Board at the Closing.

On the morning of January 22, NuStar and Sunoco issued a joint press release announcing the execution of the Merger Agreement.

Recommendation of the NuStar Managing GP Board and Reasons for the Merger

On January 21, 2024, the NuStar Managing GP Board unanimously, on behalf of the NuStar Managing GP, in its own capacity and in its capacity as the general partner of NuStar GP, and on behalf of NuStar GP, (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of NuStar and its unitholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, (iii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, (iv) recommended approval and adoption of the Merger Agreement by the NuStar Common Unitholders and (v) directed that the Merger Agreement be submitted to the NuStar Common Unitholders for approval and adoption. The NuStar Managing GP Board unanimously recommends that NuStar Common Unitholders vote “FOR” the Merger Proposal, “FOR” the Compensation Proposal and “FOR” the Adjournment Proposal.

In the course of reaching its determinations and recommendations, the NuStar Managing GP Board reviewed and discussed a significant amount of information and consulted with members of the NuStar Managing GP’s senior management and NuStar’s outside legal and financial advisors. The following are some of the significant factors that supported the NuStar Managing GP Board’s determination to approve the execution, delivery and performance of the Merger Agreement and recommend adoption and approval of the Merger Agreement by the NuStar Common Unitholders (which are presented below in no particular order and are not exhaustive):

The NuStar Managing GP Board’s belief that the expected business, assets, financial condition, results of operations, business plan and prospects of NuStar and Sunoco as combined businesses would be superior together than those of NuStar on a standalone basis.

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Increased Scale and Diversification. While NuStar owns high-quality assets, a substantial portion of its revenue is derived from pipeline assets concentrated in Texas and the Midwest United States. However, Sunoco operates across more than 40 states and territories throughout the East Coast, Midwest, South Central and Southeast regions of the United States, and a substantial portion of its revenues are derived from distribution, product terminal and retail assets. The combination of NuStar and Sunoco would create a diversified portfolio of pipeline, terminal and distribution assets spanning across the United States, driving efficiencies through increased scale;

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Balance Sheet Strength. The NuStar Managing GP Board believes that the Merger would result in an improved balance sheet and credit profile. A strengthened balance sheet and potential credit ratings upgrade following the Merger would position the combined business to refinance debt and preferred units on a favorable basis, resulting in a significant accrual of value;

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Meaningful Uplift in Trading Liquidity. Increased market capitalization following the Merger would increase index weighting and provide greater trading liquidity to NuStar Common Unitholders who will own Sunoco Common Units following the Merger;

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Synergy and Increased Free Cash Flow. The combined NuStar and Sunoco businesses would be positioned to realize cost savings and other synergies that would enhance free cash flow and generate value for NuStar Common Unitholders following the Merger;

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Distribution Yield and Growth. The NuStar Managing GP Board believes the combined NuStar and Sunoco businesses, due to a strong expected distribution coverage, will have a higher probability of growing distributions going forward than would NuStar on a standalone basis;

•	Credit Profile. The enhanced credit profile of the combined partnership, which should lower the cost of capital for future financings, as compared to NuStar on a standalone basis;

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Cash Flow Stability. NuStar’s operations are subject to various risks including seasonality, variability in commodity prices and geographic and customer concentration. In contrast, Sunoco and NuStar together would have a diversified portfolio of assets with diversification by product, service and customers that presents lower overall relative exposure to these risks;

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Ongoing Distributions and Special Distribution. Pursuant to the terms of the Merger Agreement, during the pendency of the Merger, NuStar may continue to make quarterly distributions of up to $0.400 per common unit to the NuStar Common Unitholders. In addition, NuStar will make the Special Distribution, providing value to current NuStar Common Unitholders in addition to the Merger Consideration; and

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Energy Transfer. The NuStar Managing GP Board believes that the combined partnership will benefit from the support of Energy Transfer, which wholly owns Sunoco GP and has a significant economic interest in Sunoco.

Value and Composition of the Consideration.

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The fact that the Merger Consideration and the Special Distribution, combined, have an implied value per NuStar Common Unit of $24.00, based on the closing price of Sunoco Common Units as of January 19, 2024 (the last trading day prior to the approval of the Merger Agreement), which the NuStar Managing GP Board regarded as an attractive valuation relative to the long-term value of NuStar as a standalone publicly traded partnership and peer comparisons and represented a 33.1% premium as compared to the closing price of NuStar Common Units as of January 19, 2024 (the last trading day prior to the approval of the Merger Agreement);

•	The fact that, in addition to the Merger Consideration, NuStar Common Unitholders will also be entitled to the Special Distribution;

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The fact that, during the time between negotiations and the approval of the Merger Agreement, the performance of Sunoco Common Units relative to NuStar Common Units resulted in an increased implied value of the Merger Consideration in favor of NuStar Common Unitholders;

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The fact that the unit-for-unit Merger allows NuStar Common Unitholders to participate in the value and opportunities of Sunoco after the Merger, including distributions and expected future growth, as the NuStar Common Unitholders are expected to own approximately 38% of the combined partnership’s common units following Closing of the Merger;

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The fact that the Exchange Ratio provides for a fixed number of Sunoco Common Units and therefore the implied value of the consideration payable to NuStar Common Unitholders will increase in the event that the market price of Sunoco Common Units increases prior to the Closing of the Merger;

•	The belief of the NuStar Managing GP Board that it is unlikely that any other party or parties would be prepared to pay a higher price to acquire NuStar at this time;

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The expectation that NuStar Common Unitholders generally should not recognize any gain or loss for U.S. federal income tax purposes as a result of the Merger (except with respect to the Special Distribution); and

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The NuStar Managing GP Board’s belief, after consideration of the potential for and benefits of alternative transactions, that it was unlikely that any reasonably available alternative transaction would result in more long-term value to NuStar Common Unitholders or deal certainty than would the Merger.

Synergies and Strategic Considerations.

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The belief that the combination of Sunoco’s and NuStar’s assets will allow the combined partnership to achieve cost savings and potentially pursue additional commercial opportunities while enhancing the combined business’s ability to serve customers;

•	The belief of the NuStar Managing GP Board that Sunoco’s strategy for the integration of the NuStar assets will maximize return on its asset base;

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The belief that from a financial and operational perspective, the Merger will improve the access to capital (potentially lowering borrowing costs) and expand the scale, geographic diversity and asset diversity of the combined partnership as compared to NuStar as a standalone company;

•	The current and prospective business climate in the industry in which NuStar and Sunoco operate, including the position of current and likely competitors of NuStar and Sunoco;

•	The caliber of Sunoco GP’s executive management team and board of directors, which are expected to continue in their roles following the consummation of the transactions; and

•	The benefits of Sunoco’s relationship with Energy Transfer, which wholly owns Sunoco GP.

Opinion of Financial Advisor.

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The financial analyses prepared by Barclays and discussed with the NuStar Managing GP Board and the oral opinion of Barclays rendered to the NuStar Managing GP Board on January 21, 2024, which was subsequently confirmed in writing on January 22, 2024, to the effect that, as of such date, and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in its opinion, the Merger Consideration and Special Distribution to be offered to NuStar Common Unitholders (other than holders of Excluded Units and Sunoco Held Units) in the Merger are fair, from a financial point of view, to such holders.

Due Diligence.

•	The fact that the NuStar Managing GP Board considered the results of the due diligence reviews of Sunoco and its businesses conducted by NuStar Managing GP’s management and its outside advisors;

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The absence of other strategic alternatives available to NuStar that would provide comparable or superior value and terms, based in part on the NuStar Managing GP Board’s recognition of the risks and uncertainties related to midstream corporate and asset transactions;

•	The historical and current market prices of NuStar Common Units and Sunoco Common Units;

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The risks and uncertainties related to the ongoing disruption to oil and gas demand, due to unpredictable geopolitical dynamics, including actions of foreign energy producers, and potential consumption of hydrocarbons trending lower long-term, which risks are relatively greater were NuStar to continue to operate as a standalone company with relatively smaller market capitalization than the combined partnership;

•	The belief that investors tend to favor midstream investments exhibiting scale and asset footprint diversity, which will be achieved through a combination with Sunoco; and

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The fact that the combined partnership’s scale and asset diversity will offer improved ability to withstand commodity supply and demand and price volatility, as compared to NuStar on a standalone basis.

Likelihood of Completion of the Transaction.

•	The belief that the transaction will be consummated due to the limited number and customary nature of the Closing conditions;

•	The fact that the Merger and the issuance of Sunoco Common Units in connection with the Merger are not subject to a vote of Sunoco’s equity holders;

•	The lack of a financing condition to Closing and the overall scope of the conditions to Closing;

•	The circumstances under which the Merger Agreement can be terminated and the impact of such termination (see the section entitled “The Merger Agreement—Termination of the Merger Agreement”); and

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The fact that, in connection with the Merger Agreement, Energy Transfer signed the Support Agreement, whereby it agreed, among other things, to not transfer its ownership interests in Sunoco GP, to cooperate in connection with the regulatory approval process and to be bound by certain other covenants and agreements in connection with the Merger which, in the belief the NuStar Managing GP Board, increases the likelihood of the successful completion of the Merger (see the section entitled “The Support Agreement”).

Terms of the Merger Agreement.

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The belief that, in coordination with NuStar’s legal advisors, the terms of the Merger Agreement, taken as a whole, including the parties’ representations, warranties, covenants and conditions to Closing, and the circumstances under which the Merger Agreement may be terminated, are reasonable;

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The fact that, in order to obtain any required regulatory approvals, subject to certain exceptions and limitations, Sunoco (i) is required to litigate against any decree, order or judgment that would prevent the Merger from occurring; (ii) is obligated to divest assets of up to $750 million in book value (which limitation falls away in certain circumstances as described in further detail below) (see the section entitled “The Merger Agreement—Regulatory Approvals and Efforts to Close the Merger”); and (iii) must refrain from engaging in transactions that would reasonably be expected to delay, or materially impair the likelihood of receiving, regulatory approvals;

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The fact that NuStar has the ability, under certain circumstances, to provide information to and to engage in discussions or negotiations with a third party that makes an unsolicited acquisition proposal;

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The fact that the NuStar Managing GP Board has the ability to terminate the Merger Agreement under certain circumstances, including to enter into an agreement providing for a superior proposal, subject to certain conditions (including payment of a reasonable and customary Breakup Fee to NuStar and certain rights of NuStar, giving it the opportunity to match such superior proposal);

•

The fact that the NuStar Managing GP Board, after discussing the termination fees with its advisors, believed that such fees were consistent with market practice and that, as a whole, the terms of the Merger Agreement related to NuStar’s ability to respond to unsolicited acquisition proposals would be unlikely to deter third parties from making a competing proposal if such third parties were willing and able to make a superior proposal; and

•

The fact that Sunoco has made commitments in the Merger Agreement to maintain NuStar’s office in San Antonio for at least two years following the Closing and to make charitable contributions to specified organizations at levels consistent with those currently made by NuStar.

The NuStar Managing GP Board also considered and balanced against the potentially positive factors with a number of uncertainties, risks and other countervailing factors in its deliberations concerning the Merger and the Merger Agreement, including the following (not necessarily presented in order of relative importance):

•

The fact that the Exchange Ratio provides for a fixed number of Sunoco Common Units and, as such, NuStar Common Unitholders cannot be certain, at the time of the NuStar Special Meeting, of the market value of the Merger Consideration they will receive, and the possibility that NuStar Common Unitholders could be adversely affected by a decrease in the market price of Sunoco Common Units before the Closing;

•

The fact that the Exchange Ratio proposed by Sunoco decreased during the course of negotiations from 0.455 Sunoco Common Units for each NuStar Common Unit on September 25, 2023 to the final agreed Exchange Ratio of 0.400 Sunoco Common Units per NuStar Common Unit;

•

The inherent uncertainty of achieving, due to the scale, available capital and other factors that would be required in order to attain, NuStar Managing GP’s and Sunoco GP’s respective management’s internal financial projections, including those set forth in the section entitled “—NuStar and Sunoco Unaudited Prospective Financial Information Reviewed by the NuStar Managing GP Board and Barclays,” and the fact that NuStar’s and Sunoco’s actual financial results in future periods could differ materially and adversely from the projected results;

•	The other numerous risks and uncertainties that could adversely affect NuStar’s and Sunoco’s respective operating performance and financial results;

•

The risks and uncertainties relating to the announcement and pendency of the Merger, including the significant costs involved in connection with completing the Merger, the potential for diversion of management and employee attention and the potential effect of the Merger on the businesses of both companies;

•

The restrictions on the conduct of NuStar’s business pursuant to the Merger Agreement during the period between the execution of the Merger Agreement and the completion of the Merger, which could, among other things, delay or prevent NuStar from undertaking business opportunities that may arise or taking other actions with respect to its operations during the pendency of the transaction;

•

The challenges inherent in the combination of two business enterprises of the size and scope of NuStar and Sunoco, including the risk that the anticipated cost savings and operational and other synergies between the two businesses, or other anticipated benefits of the Merger, might not be realized, may only be achieved over time or might take longer to realize than expected;

•

The fact that Energy Transfer wholly owns Sunoco GP and, among other things, makes all determinations as to the composition of the Sunoco GP Board and, as a result, the NuStar Common Unitholders will not be entitled to vote on the composition of the board of directors of the combined partnership’s board of directors following the Closing of the Merger, despite owning approximately 38% of the outstanding common units of the combined partnership;

•

The fact that Sunoco has issued and outstanding IDRs, all of which are owned by Energy Transfer, which entitle Energy Transfer to enhanced rights to Sunoco distributions vis-à-vis the Sunoco Common Unitholders (and, following the Closing, former NuStar Common Unitholders);

•

The fact that NuStar Common Unitholders’ entitlements to distributions of the combined partnership may be diluted following the Merger as compared to their current projected entitlements to distributions in NuStar on a standalone basis;

•	The fact that the NuStar Managing GP Board did not conduct an auction process or other formal solicitation of interest from third parties for the acquisition of NuStar Common Units;

•

The fact that there are restrictions in the Merger Agreement on NuStar’s ability to solicit competing bids to acquire it and to entertain other acquisition proposals unless certain conditions are satisfied;

•

The fact that NuStar would be required to pay Sunoco a Breakup Fee of $90,272,205 if, among other circumstances, the NuStar Managing GP Board were to terminate the Merger Agreement in order for NuStar to enter into a superior proposal, should one be made. The NuStar Managing GP Board believed that the Breakup Fee amount is consistent with comparable transactions and would not be preclusive of other offers. In addition, if the Merger Agreement is terminated, NuStar will generally be required to pay its own expenses associated with the transactions;

•

The fact that the Merger may not be completed in a timely manner, or at all, and a failure to complete the Merger could result in significant costs and disruption to NuStar’s normal business and negatively affect the trading price of NuStar Common Units;

•	The possibility that litigation may be commenced in connection with the Merger and such litigation may increase costs and result in a diversion of management focus;

•	The fact that NuStar Common Unitholders are not entitled to dissenters’ or appraisal rights under the Merger Agreement, NuStar Partnership Agreement or Delaware law;

•

The fact that the market price of NuStar Common Units could be affected by many factors, including: (i) if the Merger Agreement is terminated, the reason or reasons for such termination and whether such termination resulted from factors adversely affecting NuStar; (ii) the possibility that, as a result of the termination of the Merger Agreement, possible acquirers may consider NuStar to be an unattractive acquisition candidate; and (iii) the possible sale of NuStar Common Units by short-term investors following an announcement that the Merger Agreement was terminated;

•

The interests, including financial interests, of the NuStar Managing GP’s directors, officers and employees with respect to the Merger that may be in addition to, or that may be different from, the interests of NuStar Common Unitholders (see the section entitled “—Interests of NuStar Managing GP’s Directors and Executive Officers in the Merger”);

•	The NuStar Managing GP Board considered risks of the type and nature described under the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors”; and

•

The fact that Sunoco’s Partnership Agreement limits the liability and duties of Sunoco GP, while also restricting the remedies available to Sunoco Common Unitholders for actions that, without these limitations, might constitute breaches of fiduciary duty under Delaware law. Among other things, the Sunoco Partnership Agreement permits Sunoco GP to make a number of decisions in its individual capacity, as opposed to its capacity as general partner of Sunoco, which entitles Sunoco GP to consider only the interests and factors that it desires, with no duty or obligation to give consideration to the interests of, or factors affecting, the Sunoco Common Unitholders. Such decisions made by Sunoco GP in its individual capacity are made by Energy Transfer, as the owner of Sunoco GP, and not by the Sunoco GP Board.

After taking into account the factors set forth above, as well as others, the NuStar Managing GP Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the transaction were outweighed by the potential benefits of the transaction to NuStar Common Unitholders.

The foregoing discussion of factors considered by the NuStar Managing GP Board is not intended to be exhaustive but summarizes the material factors considered by the NuStar Managing GP Board. In light of the variety of factors considered in connection with their evaluation of the Merger Agreement and the Merger, the NuStar Managing GP Board did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching their determinations and recommendations. Moreover, each member of the NuStar Managing GP Board applied his or her own personal business judgment to the process and may have given different weight to different factors. The NuStar Managing GP Board based its recommendation on the totality of the information presented, including thorough discussions with, and questioning of, the NuStar Managing GP’s senior management and outside legal and financial advisors.

In considering the recommendation of the NuStar Managing GP Board to approve and adopt the Merger Agreement, NuStar Common Unitholders should be aware that the executive officers and directors of the NuStar Managing GP have certain interests in the transaction that may be different from, or in addition to, the interests of NuStar Common Unitholders generally. See the section entitled “—Interests of NuStar Managing GP’s Directors and Executive Officers in the Merger.”

It should be noted that this explanation of the reasoning of the NuStar Managing GP Board and certain information presented in this section is forward-looking in nature and should be read in light of the factors set forth in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

Opinion of NuStar’s Financial Advisor

NuStar engaged Barclays to act as its financial advisor with respect to pursuing strategic alternatives for NuStar, including a possible sale of NuStar, pursuant to an engagement letter dated December 29, 2023. On January 21, 2024, Barclays rendered its oral opinion (which was subsequently confirmed in writing on January 22, 2024) to the NuStar Managing GP Board that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the Merger Consideration to be offered to NuStar Common Unitholders (other than holders of Excluded Units and Sunoco Held Units) in the Merger and the Special Distribution to be paid to NuStar Common Unitholders prior to the Effective Time is fair, from a financial point of view, to such holders.

The full text of Barclays’ written opinion, dated as of January 22, 2024, is attached as Annex C to this proxy statement/prospectus. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The following is a summary of Barclays’ opinion and the methodology that Barclays used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

Barclays’ opinion, the issuance of which was approved by Barclays’ Valuation and Fairness Opinion Committee, is addressed to the NuStar Managing GP Board, addresses only the fairness, from a financial point of view, of the Merger Consideration to be offered to NuStar Common Unitholders (other than holders of Excluded Units and Sunoco Held Units) in the Merger and the Special Distribution to be paid to NuStar Common Unitholders prior to the Effective Time and does not constitute a recommendation to any NuStar Common Unitholder as to how such NuStar Common Unitholder should vote with respect to the Merger or any other matter. The terms of the Merger were determined through arm’s-length negotiations between NuStar and Sunoco and were unanimously approved by the NuStar Managing GP Board. Barclays did not recommend any specific form of consideration to NuStar or that any specific form of consideration constituted the only appropriate consideration for the Merger. Barclays was not requested to address, and its opinion does not in any manner address, NuStar’s underlying business decision to proceed with or effect the Merger, the likelihood of the consummation of the Merger or the relative merits of the Merger as compared to any other transaction or business strategy in which NuStar may engage. In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, (i) the fairness of the amount or the nature of (x) any compensation to any officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the Merger Consideration to be offered to NuStar Common Unitholders (other than holders of Excluded Units and Sunoco Held Units) in the Merger and the Special Distribution to be paid to NuStar Common Unitholders prior to the Effective Time or (y) any portion or aspect of the Merger to any one class or group of NuStar’s or any other person’s equity security holders vis-à-vis any other class or group of NuStar’s or any other person’s security holders (including NuStar Preferred Unitholders, holders of the general partner interest in NuStar, holders of Excluded Units and holders of Sunoco Held Units and including the allocation of any consideration amongst or within such classes or groups of security holders), (ii) the fairness of any portion or aspect of the Merger to the holders of any class of securities, creditors or other consistencies of NuStar or any other person, or to any other person, other than the fairness, from a financial point of view, of the Merger Consideration to be offered to NuStar Common Unitholders (other than holders of Excluded Units and Sunoco Held Units) in the Merger and the Special Distribution to be paid to NuStar Common Unitholders prior to the Effective Time, (iii) the Subsidiary Transaction or (iv) the Redemptions. No limitations were imposed by the NuStar Managing GP Board upon Barclays with respect to the investigations made or procedures followed by it in rendering its opinion.

In arriving at its opinion, Barclays, among other things:

•	reviewed and analyzed the Merger Agreement and the specific terms of the Merger;

•	reviewed and analyzed publicly available information concerning NuStar and Sunoco that Barclays believed to be relevant to its analysis, including, without limitation, NuStar’s Annual Report on

Form 10-K for the fiscal year ended December 31, 2022 and NuStar’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2023, June 30, 2023 and September 30, 2023, as well as Sunoco’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and Sunoco’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2023, June 30, 2023 and September 30, 2023;

•

reviewed and analyzed financial and operating information with respect to the business, operations and prospects of NuStar furnished to Barclays by NuStar, including the NuStar unaudited prospective financial information;

•	reviewed and analyzed financial and operating information with respect to the business, operations and prospects of Sunoco furnished to Barclays by NuStar, including the Sunoco standalone projections;

•

reviewed and analyzed a trading history of the NuStar Common Units and Sunoco Common Units from January 1, 2022 to January 19, 2024 and a comparison of those trading histories with those of other companies that Barclays deemed relevant;

•	reviewed and analyzed a comparison of the ratio of the trading price of Sunoco Common Units to the trading price of NuStar Common Units from January 1, 2022 to January 19, 2024;

•

reviewed and analyzed a comparison of the historical financial results and present financial condition of NuStar and Sunoco with each other and with those of other companies that Barclays deemed relevant;

•	reviewed and analyzed a comparison of the financial terms of the Merger with the financial terms of certain other recent transactions that Barclays deemed relevant;

•

reviewed and analyzed the projected pro forma impact of the Merger on the future financial performance of the combined partnership, including certain estimates of cost savings and operating and financing synergies (the “Synergies Estimates”) and other strategic benefits expected by the management of NuStar Managing GP to result from a combination of the businesses, furnished to Barclays by NuStar, referred to in this proxy statement/prospectus as the Sunoco pro forma projections;

•	reviewed and analyzed the relative contributions of NuStar and Sunoco to the future financial and operating performance of the combined partnership on a pro forma basis;

•	reviewed and analyzed published estimates of independent research analysts with respect to the future financial performance and price targets of NuStar and Sunoco;

•

had discussions with the management of NuStar Managing GP concerning the business, operations, assets, liabilities, financial condition and prospects of NuStar and Sunoco and with the management of Sunoco concerning the business, operations, assets, liabilities, financial condition and prospects of Sunoco; and

•	has undertaken such other studies, analyses and investigations as Barclays deemed appropriate.

In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information (and had not assumed responsibility or liability for any independent verification of such information). Barclays also relied upon the assurances of management of NuStar Managing GP and Sunoco that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the NuStar unaudited prospective financial information, the Sunoco standalone projections and the Sunoco pro forma projections, upon the advice of NuStar, Barclays assumed that (i) such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of NuStar Managing GP as to the future financial performance of NuStar, Sunoco and the combined partnership, respectively, and (ii) NuStar, Sunoco and the combined partnership, respectively, will or would (as applicable) perform substantially in accordance with such projections. Furthermore, upon the advice of NuStar, Barclays assumed that the amounts and timing of the Synergies Estimates were reasonable and that the Synergies Estimates would be realized in accordance with such estimates. In arriving at its opinion, Barclays assumed no responsibility for and expressed no view as to any such projections or estimates or the assumptions on which they were based. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of NuStar or Sunoco and did not make or obtain any evaluations or appraisals of the assets or liabilities of NuStar or Sunoco. In addition, Barclays was not authorized by NuStar to solicit, and did not solicit, any indications of interest from any third party with respect to the purchase of all or a part of NuStar’s business. Barclays’ opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, January 22, 2024. Barclays assumed no responsibility for updating or revising its opinion based on events or circumstances that may have occurred after January 22, 2024. In addition, Barclays expressed no opinion as to the prices at which either the NuStar Common Units or Sunoco Common Units would trade following the announcement or consummation of the Merger. Barclays’ opinion should not be viewed as providing any assurance that market value of the Sunoco Common Units to be held by NuStar Common Unitholders after the consummation of the Merger will be in excess of the market value of NuStar Common Units owned by such NuStar Common Unitholders at any time prior to the announcement or consummation of the Merger.

Barclays assumed the accuracy of the representations and warranties contained in the Merger Agreement and all the agreements related thereto in all respects material to its analysis. Barclays also assumed, upon the advice of NuStar, that all material governmental, regulatory and third-party approvals, consents and releases for the Merger would be obtained within the constraints contemplated by the Merger Agreement and that the Merger will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Barclays did not express any opinion as to any tax or other consequences that might result from the Merger, nor did Barclays’ opinion address any legal, tax, regulatory or accounting matters, as to which Barclays understood NuStar had obtained such advice as it deemed necessary from qualified professionals.

In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays did not ascribe a specific range of values to the NuStar Common Units or the Sunoco Common Units but rather made its determination as to the fairness, from a financial point of view, to NuStar Common Unitholders of the Merger Consideration to be offered to such holders (other than holders of Excluded Units and Sunoco Held Units) in the Merger and the Special Distribution to be paid to such holders prior to the Effective Time on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

Summary of Material Financial Analyses

The following is a summary of the material financial analyses used by Barclays in preparing its opinion to the NuStar Managing GP Board.

Each of these methodologies was used to generate reference per unit equity value ranges for NuStar Common Units and reference per unit equity value ranges for Sunoco Common Units. The reference per unit equity value ranges were then also used to generate implied exchange ratios for each of these methodologies. For purposes of its analyses, Barclays looked at the Exchange Ratio of 0.400x of a Sunoco Common Unit for each

NuStar Common Unit in the Merger plus the $0.212 per NuStar Common Unit pursuant to the Special Distribution to determine an implied equity value of $24.00 per NuStar Common Unit for the Merger (the “Merger Unit Price”) based on the closing price of Sunoco Common Units at market close on January 19, 2024. For each of these methodologies, the implied equity value ranges for NuStar Common Units were compared to the Merger Unit Price and the implied exchange ratios were compared to the Exchange Ratio.

The summary of Barclays’ analyses and reviews provided below is not a complete description of the analyses and reviews underlying Barclays’ opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description.

For the purposes of its analyses and reviews, Barclays made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of NuStar, Sunoco, Barclays or any other parties to the proposed transaction. No company, business or transaction considered in Barclays’ analyses and reviews is identical to NuStar, Sunoco, Merger Sub, NuStar GP, NuStar Managing GP, Sunoco GP or the Merger, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions considered in Barclays’ analyses and reviews. None of NuStar, Sunoco, Merger Sub, NuStar GP, NuStar Managing GP, Sunoco GP, Barclays or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of companies, businesses or securities do not purport to be appraisals or reflect the prices at which the companies, businesses or securities may actually be sold. Accordingly, the estimates used in, and the results derived from, Barclays’ analyses and reviews are inherently subject to substantial uncertainty.

The summary of the financial analyses and reviews provided below includes information presented in tabular format. In order to fully understand the financial analyses and reviews used by Barclays, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Barclays’ analyses and reviews.

Throughout the summary of material financial analyses the term “EBITDA,” as used in connection with Barclays’ various financial analyses, means the relevant company’s estimated earnings before interest, taxes, depreciation and amortization and certain other noncash items.

Selected Comparable Company Analysis – NuStar

In order to assess how the public market values units of similar publicly traded companies and to provide a range of relative implied equity values per NuStar Common Unit by reference to those companies, which could then be used to calculate implied exchange ratio ranges, Barclays reviewed and compared specific financial and operating data relating to NuStar with selected companies that Barclays, based on its experience in the midstream industry, deemed comparable to NuStar.

The selected comparable companies with respect to NuStar were:

•	Plains All American Pipeline, L.P.;

•	Sunoco;

•	Gibson Energy Inc.;

•	Delek Logistics Partners, LP;

•	Global Partners LP; and

•	Genesis Energy, L.P.

Barclays calculated and compared various financial multiples and ratios of NuStar and the selected comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed each company’s enterprise value, or EV, as a multiple of its calendar year 2024 and 2025 estimated EBITDA. The EV of each company was obtained by adding its short- and long-term debt to the sum of the market value of its fully diluted equity value, the market value of the general partner equity value, if applicable, the value of any preferred stock (at liquidation value) and, if applicable, the book value of any minority interest, and subtracting its cash and cash equivalents. All of these calculations for the comparable companies (except in the case of Sunoco’s EV, which was based on or provided by, as applicable, the Sunoco standalone projections or NuStar Managing GP’s management) were performed and based on publicly available financial data (including FactSet, Bloomberg and Wall Street research) and closing prices, as of January 19, 2024, the last trading date prior to the delivery of Barclays’ opinion. The results of this selected comparable company analysis are summarized below:

NuStar Metrics	Low	High	Median
2024 EV/EBITDA	7.7x	9.5x	8.9x
2025 EV/EBITDA	6.9x	9.4x	8.6x

Barclays selected the comparable companies listed above because their businesses and operating profiles are reasonably similar to that of NuStar. However, because no selected comparable company is exactly the same as NuStar, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of NuStar and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between NuStar and the companies included in the selected company analysis. Based upon these judgments, Barclays selected (i) a range of 8.5x to 9.5x multiples of 2024 estimated EBITDA and applied such range to NuStar’s 2024 estimated EBITDA, as set out in the NuStar unaudited prospective financial information, and (ii) a range of 8.0x to 9.0x multiples of 2025 estimated EBITDA and applied such range to NuStar’s 2025 estimated EBITDA, as set out in the NuStar unaudited prospective financial information, to calculate a range of implied prices per NuStar Common Unit of $15.50 to $22.50.

Barclays noted that on the basis of the selected comparable company analysis, the Merger Unit Price of $24.00 per NuStar Common Unit was above the range of implied values per share calculated by Barclays’ selected comparable company analysis.

Selected Comparable Company Analysis – Sunoco

In order to assess how the public market values units of similar publicly traded companies and to provide a range of relative implied equity values per Sunoco Common Unit by reference to those companies, which could then be used to calculate implied exchange ratio ranges, Barclays reviewed and compared specific financial and operating data relating to Sunoco with selected companies that Barclays, based on its experience in the midstream industry, deemed comparable to Sunoco.

The selected comparable companies with respect to Sunoco were:

•	Parkland Corporation;

•	NuStar;

•	Delek Logistics Partners, LP;

•	Global Partners LP; and

•	CrossAmerica Partners LP.

Barclays calculated and compared various financial multiples and ratios of Sunoco and the selected comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed each company’s EV as a multiple of its calendar year 2024 EBITDA. The EV of each company was obtained by adding its short- and long-term debt to the sum of the market value of its fully diluted equity value, the market value of the general partner equity value, if applicable, the value of any preferred stock (at liquidation value) and, if applicable, the book value of any minority interest, and subtracting its cash and cash equivalents. All of these calculations, for the comparable companies (except in the case of NuStar’s EV, which was based on or provided by, as applicable, the NuStar unaudited prospective financial information or NuStar Managing GP’s management) were performed and based on publicly available financial data (including FactSet, Bloomberg and Wall Street research) and closing prices, as of January 19, 2024, the last trading date prior to the delivery of Barclays’ opinion. The results of this selected comparable company analysis are summarized below:

Sunoco Metric	Low	High	Median
2024 EV/EBITDA	7.2x	10.1x	8.8x

Barclays selected the comparable companies listed above because their businesses and operating profiles are reasonably similar to that of Sunoco. However, because no selected comparable company is exactly the same as Sunoco, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Sunoco and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between Sunoco and the companies included in the selected company analysis. Based upon these judgments, Barclays selected a range of 9.0x to 10.0x multiples of 2024 estimated EBITDA and applied such range to Sunoco’s 2024 estimated EBITDA as set out in the Sunoco standalone projections, to calculate a range of implied prices per Sunoco Common Unit of $51.25 to $62.00.

Using the implied reference equity value per unit ranges for each of NuStar and Sunoco, Barclays derived a reference implied exchange ratio range of 0.250x to 0.439x Sunoco Common Units for each NuStar Common Unit. Barclays noted that the Exchange Ratio falls within the range of implied exchange ratios calculated by Barclays’ selected comparable company analysis.

Selected Precedent Transaction Analysis – NuStar

Barclays reviewed and compared the purchase prices and financial multiples paid in selected other transactions that Barclays, based on its experience with merger and acquisition transactions, deemed relevant. Barclays chose such transactions based on, among other things, the similarity of the applicable target companies in the transactions to NuStar with respect to the size, mix, margins and other characteristics of their businesses. The following tables set forth the transactions analyzed based on such characteristics:

Corporate Midstream Transactions

Date Announced	Acquirer	Target
July 2018	ArcLight Capital Partners, LLC	TransMontaigne Partners L.P.
May 2019	IFM Investors	Buckeye Partners, L.P.
January 2019	The Blackstone Group L.P.	Tallgrass Energy, L.P.
September 2019	Energy Transfer LP	SemGroup Corporation
November 2020	Riverstone Holdings LLC	International-Matex Tank Terminals
February 2021	Energy Transfer LP	Enable Midstream Partners, L.P.
October 2021	Crestwood Equity Partners L.P.	Oasis Midstream Partners L.P.
May 2023	ONEOK, Inc.	Magellan Midstream Partners L.P.
August 2023	Energy Transfer LP	Crestwood Equity Partners L.P.

Logistics MLP Buy-Ins Transactions

Date Announced	Acquirer	Target
October 2018	Valero Energy Corporation	Valero Energy Partners L.P.
August 2021	BP plc	BP Midstream Partners L.P.
October 2021	Phillips 66	Phillips 66 Partners L.P.
February 2022	Shell plc	Shell Midstream Partners, L.P.
July 2022	PBF Energy Inc.	PBF Logistics L.P.
August 2023	HF Sinclair Corporation	Holly Energy Partners, L.P.

As part of its selected precedent transactions analysis, for each of the selected transactions for which public information was available, Barclays calculated and analyzed the EV to estimated EBITDA for FY+1. The results of the selected precedent transactions analysis are summarized below:

Corporate Midstream Transactions

NuStar Metric	Low	High	Median	Mean
FY+1 EV/EBITDA	7.2x	12.0x	10.5x	9.6x

Logistics MLP Buy-Ins Transactions

NuStar Metric	Low	High	Median	Mean
FY+1 EV/EBITDA	7.8x	11.8x	9.2x	9.4x

The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of NuStar and the companies included in the selected precedent transaction analysis. Accordingly, Barclays believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the proposed transaction. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the proposed transaction that would affect the acquisition values of the selected target companies and NuStar. Based upon these judgments, Barclays selected a range of 8.5x to 10.0x multiples of FY+1 estimated EBITDA and applied such range to NuStar’s FY+1 estimated EBITDA, as set out in the NuStar unaudited prospective financial information, to calculate a range of implied prices per NuStar Common Unit of $17.00 to $25.25.

Barclays noted that on the basis of the selected precedent transaction analysis, the Merger Unit Price of $24.00 per NuStar Common Unit was within the range of implied values per share calculated by the selected precedents transaction analysis.

Selected Precedent Transaction Analysis – Sunoco

Barclays reviewed and compared the purchase prices and financial multiples paid in selected other transactions that Barclays, based on its experience with merger and acquisition transactions, deemed relevant. Barclays chose such transactions based on, among other things, the similarity of the applicable target companies in the transactions to Sunoco with respect to the size, mix, margins and other characteristics of their businesses. The following table sets forth the transactions analyzed based on such characteristics:

Corporate Midstream Transactions

Date Announced	Acquirer	Target
July 2018	ArcLight Capital Partners, LLC	TransMontaigne Partners L.P.
May 2019	IFM Investors	Buckeye Partners, L.P.
January 2019	The Blackstone Group L.P.	Tallgrass Energy, L.P.
September 2019	Energy Transfer LP	SemGroup Corporation
November 2020	Riverstone Holdings LLC	International-Matex Tank Terminals
February 2021	Energy Transfer LP	Enable Midstream Partners, L.P.
October 2021	Crestwood Equity Partners L.P.	Oasis Midstream Partners L.P.
May 2023	ONEOK, Inc.	Magellan Midstream Partners L.P.
August 2023	Energy Transfer LP	Crestwood Equity Partners L.P.

As part of its selected precedent transactions analysis, for each of the selected transactions for which public information was available, Barclays calculated and analyzed the EV to estimated EBITDA for FY+1. The results of the selected precedent transactions analysis are summarized below:

Corporate Midstream Transactions

Sunoco Metric	Low	High	Median	Mean
FY+1 EV/EBITDA	7.2x	12.0x	10.5x	9.6x

The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of Sunoco and the companies included in the selected precedent transaction analysis. Accordingly, Barclays believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the proposed transaction. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the proposed transaction that would affect the acquisition values of the selected target companies and Sunoco. Based upon these judgments, Barclays selected a range of 9.5x to 11.0x multiples of FY+1 estimated EBITDA and applied such range to Sunoco’s FY+1 estimated EBITDA as set out in the Sunoco standalone projections to calculate a range of implied prices per Sunoco Common Unit of $56.75 to $73.00.

Using the implied reference equity value per unit ranges for each of NuStar and Sunoco, Barclays derived a reference implied exchange ratio range of 0.233x to 0.445x Sunoco Common Units for each NuStar Common

Unit. Barclays noted that the Exchange Ratio falls within the range of implied exchange ratios calculated by Barclays’ selected precedent transactions analysis.

Discounted Cash Flow Analysis – NuStar

In order to estimate the present value of NuStar Common Units, Barclays performed a discounted cash flow analysis of NuStar. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

To calculate the estimated EV of NuStar using the discounted cash flow method, Barclays added (i) NuStar’s projected after-tax unlevered free cash flows for calendar years 2024 through 2028 based on the NuStar unaudited prospective financial information to (ii) the “terminal value” of NuStar as of December 31, 2028, and discounted such amount to its present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by adding to distributable cash flow preferred distributions and interest expense and subtracting growth capital expenditures and adjusting for certain other noncash items. The residual value of NuStar at the end of the forecast period, or “terminal value,” was estimated by selecting a range of terminal value multiples based on EBITDA for the period ending December 31, 2028 of 7.0x to 9.0x, which was derived by analyzing the results from the selected comparable company analysis and precedent transaction analysis and applying such range to NuStar’s 2028 estimated EBITDA, as set out in the NuStar unaudited prospective financial information. The range of after-tax discount rates of 8.5% to 10.0% was selected based on an analysis of the weighted average cost of capital of NuStar and the comparable companies. Barclays then calculated a range of implied prices per NuStar Common Unit by subtracting estimated net debt and preferred equity, each as of December 31, 2023, from the estimated EV using the discounted cash flow method and dividing such amount by the fully diluted number of NuStar Common Units. This analysis implied a range of prices per NuStar Common Unit of $19.00 to $27.75.

Barclays noted that on the basis of the discounted distributable cash flow analysis, the Merger Unit Price of $24.00 per NuStar Common Unit was within the range of implied values per share calculated by the discounted distributable cash flow analysis.

Discounted Cash Flow Analysis – Sunoco

In order to estimate the present value of Sunoco Common Units, Barclays performed a discounted cash flow analysis of Sunoco.

To calculate the estimated EV of Sunoco using the discounted cash flow method, Barclays added (i) Sunoco’s projected after-tax unlevered free cash flows for calendar years 2024 through 2028 based on the Sunoco standalone projections to (ii) the terminal value of Sunoco as of December 31, 2028, and discounted such amount to its present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by adding to distributable cash flow interest expense and subtracting growth capital expenditures. The terminal value was estimated by selecting a range of terminal value multiples based on EBITDA for the period ending December 31, 2028 of 8.5x to 9.5x, which was derived by analyzing the results from the selected comparable company analysis and precedent transaction analysis and applying such range to Sunoco’s 2028 estimated EBITDA, as set out in the Sunoco standalone projections. The range of after-tax discount rates of 8.0% to 9.0% was selected based on an analysis of the weighted average cost of capital of Sunoco and the comparable companies. Barclays then calculated a range of implied prices per Sunoco Common Unit by subtracting estimated net debt, as of December 31, 2023, and the market value of the general partner equity value from the estimated EV using the discounted cash flow method and dividing such amount by the fully diluted number of units of Sunoco. This analysis implied a range of prices per Sunoco Common Unit of $53.25 to $65.50.

Using the implied reference equity value per unit ranges for each of NuStar and Sunoco, Barclays derived a reference implied exchange ratio range of (i) 0.290x to 0.521x Sunoco Common Units for each NuStar Common Unit (excluding synergies) and (ii) 0.248x to 0.439x Sunoco Common Units for each NuStar Common Unit (with the implied reference equity value per unit range for Sunoco adjusted to include synergies based on the Synergies Estimates). Barclays noted that the Exchange Ratio falls within each range of the implied exchange ratios calculated by Barclays’ discounted distributable cash flow analysis.

Distribution Discount Analysis – NuStar

In order to estimate the present value of NuStar Common Units, Barclays performed a distribution discount analysis of NuStar. A distribution discount analysis is a valuation methodology used to derive a valuation of an entity by calculating the “present value” of estimated distributions of the entity. “Present value” refers to the current value of future distributions and is obtained by discounting those future distributions by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

To calculate the estimated present value of NuStar Common Units, Barclays added (i) the estimated distributions expected to be paid by NuStar Common Unitholders during the calendar years 2024 through 2028 based on the NuStar unaudited prospective financial information to (ii) the “terminal value” per NuStar Common Unit on December 31, 2028 and discounted such amount to its present value using a range of selected discount rates. The residual value of NuStar at the end of the forecast period, or “terminal value,” was calculated by dividing NuStar’s 2029 estimated distribution per unit by the difference of (i) the discount rate and (ii) the estimated long-term growth rate for NuStar distributions. In connection with this analysis, Barclays assumed (i) a coverage ratio range of 1.50x to NuStar’s status quo coverage ratio based on the NuStar unaudited prospective financial information, (ii) a range of discount rates of 10.5% to 11.5% that was selected based on an analysis of the cost of equity of NuStar and the comparable companies and (iii) a 0.0% long-term growth rate. Based upon these assumptions, Barclays calculated a range of implied prices per NuStar Common Unit of $14.25 to $26.50.

Barclays noted that on the basis of the distribution discount analysis, the Merger Unit Price was within the range of implied values per share calculated by the distribution discount analysis.

Distribution Discount Analysis – Sunoco

In order to estimate the present value of Sunoco Common Units, Barclays performed a distribution discount analysis of Sunoco.

To calculate the estimated present value of Sunoco Common Units, Barclays added (i) the estimated distributions expected to be paid by Sunoco to holders of Sunoco Common Units (net of general partner distributions through Sunoco’s incentive distribution rights waterfall) during the calendar years 2024 through 2028 based on the Sunoco standalone projections to (ii) the estimated “terminal value” per Sunoco Common Unit on December 31, 2028 and discounted such amount to its present value using a range of selected discount rates. The residual value of Sunoco at the end of the forecast period, or “terminal value,” was calculated by dividing Sunoco’s 2029 estimated distribution per unit by the difference of (i) the discount rate and (ii) the estimated long-term growth rate for Sunoco distributions. In connection with this analysis, Barclays assumed (i) a coverage ratio range of 1.25x to 1.75x, (ii) a range of discount rates of 9.5% to 10.5% that was selected based on an analysis of the cost of equity of Sunoco and the comparable companies and (iii) a 1.5% to 2.5% long-term growth rate. Based upon these assumptions, Barclays calculated a range of implied prices per Sunoco Common Unit of $43.00 to $61.00.

Using the implied reference equity value per unit ranges for each of NuStar and Sunoco, Barclays derived a reference implied exchange ratio range of (i) 0.234x to 0.616x Sunoco Common Units for each NuStar Common Unit (excluding synergies) and (ii) 0.198x to 0.501x Sunoco Common Units for each NuStar Common Unit (with the implied reference equity value per unit range for Sunoco adjusted to include synergies based on the Synergies Estimates). Barclays noted that the Exchange Ratio falls within each range of the implied exchange ratios calculated by Barclays’ distribution discount analysis.

Sponsor Acquisition Analysis

Barclays performed a sponsor acquisition analysis in order to ascertain a price for NuStar Common Units that might be achieved in a leveraged buyout transaction with a financial buyer using a debt capital structure consistent with the proposed transaction and based upon current market conditions. Barclays assumed the following in its analysis: (i) the existing capital structure, as of the date of Barclays’ opinion, will roll into the pro forma combined partnership, (ii) an equity investment that would achieve a rate of return of approximately 14.0% to 18.0% over five years and (iii) a projected EBITDA terminal value multiple of 7.0x to 9.0x for December 31, 2028. Based upon these assumptions, Barclays calculated a range of implied prices per NuStar Common Unit of $15.50 to $23.50.

Barclays noted that on the basis of the sponsor acquisition analysis, the Merger Unit Price was above the range of implied values per share calculated by the sponsor acquisition analysis.

Other Factors

Barclays also reviewed and considered other factors that were not considered part of its financial analyses in connection with rendering its advice, but were references for informational purposes, including, among other things, the Equity Research Price Targets Analysis, Historical Unit Price Analysis, Transaction Premium Analysis and Pro Forma Merger Consequences Analysis described below.

Equity Research Price Targets Analysis

Barclays reviewed publicly available one-year forward price targets for the NuStar Common Units prepared and published by equity research firms that covered NuStar as of January 19, 2024. The price targets published by the equity research firms did not necessarily reflect current market trading prices for the NuStar Common Units. Barclays noted that the range of low to high one-year forward unit price targets as of January 19, 2024 was $17.00 to $20.00.

Barclays reviewed publicly available one-year forward price targets for the Sunoco Common Units prepared and published by equity research firms that covered Sunoco as of January 19, 2024. The price targets published by the equity research firms did not necessarily reflect current market trading prices for the Sunoco Common Units. Barclays noted that the range of low to high one-year forward unit price targets as of January 19, 2024 was $54.00 to $65.00.

Using the implied reference equity value per unit ranges for each of NuStar and Sunoco, Barclays derived a reference implied exchange ratio range of 0.262x to 0.370x Sunoco Common Units for each NuStar Common Unit.

Historical Unit Price Analysis

To illustrate the trend in the historical trading prices of NuStar Common Units, Barclays considered historical data with regard to the trading prices of NuStar Common Units for the 52-week period from January 19, 2023 to January 19, 2024. Barclays noted that, during this period, the closing price of NuStar Common Units ranged from $14.41 to $19.32.

To illustrate the trend in the historical trading prices of Sunoco Common Units, Barclays considered historical data with regard to the trading prices of Sunoco Common Units for the 52-week period from January 19, 2023 to January 19, 2024. Barclays noted that, during this period, the closing price of Sunoco Common Units ranged from $40.81 to $63.96.

Using the implied reference equity value per unit ranges for each of NuStar and Sunoco, Barclays derived a reference implied exchange ratio range of 0.225x to 0.473x Sunoco Common Units for each NuStar Common Unit.

Transaction Premium Analysis

In order to assess the premium offered to the NuStar Common Unitholders in the Merger relative to the premiums offered to equity holders in other transactions, Barclays reviewed the premium paid in selected transactions in the midstream industry since January 1, 2018. For each transaction, Barclays calculated the premium per unit paid by the acquirer by comparing the announced transaction value per unit to the target company’s historical average unit price during the following periods: (i) one trading day prior to announcement, (ii) 30 calendar days prior to announcement and (iii) 60 calendar days prior to announcement. The results of this transaction premium analysis are summarized below:

Metric	Low	High
1-Day Trailing Price	(2.6%)	65.4%
30-Day Trailing Price	(3.0%)	44.3%
60-Day Trailing Price	(1.4%)	43.8%

The reasons for and the circumstances surrounding each of the transactions analyzed in the transaction premium analysis were diverse and there are inherent differences in the business, operations, financial conditions and prospects of NuStar and the companies included in the transaction premium analysis. Accordingly, Barclays believed that a purely quantitative transaction premium analysis would not be particularly meaningful in the context of considering the proposed transaction. Barclays therefore made qualitative judgments concerning the differences between the characteristics of the selected transactions and the proposed transaction that would affect the acquisition values of the target companies and NuStar. Based upon these judgments, Barclays selected a range of 5.0% to 30.0% to the closing price of NuStar Common Units on January 19, 2024 to calculate a range of implied prices per share of NuStar of $19.00 to $23.25.

Pro Forma Merger Consequences Analysis

Barclays reviewed and analyzed the pro forma impact of the Merger on projected distributable cash flow and distributions of the combined partnership for each of 2024 and 2025. Barclays performed this analysis based on the NuStar unaudited prospective financial information, Sunoco standalone projections and Sunoco pro forma projections. Barclays noted that the pro forma per unit distributable cash flow for the combined partnership would be accretive to Sunoco standalone in each of 2024 and 2025, respectively, and would be dilutive to NuStar standalone in each of 2024 and 2025, respectively. Barclays also noted that the pro forma distribution per unit for the combined partnership would be dilutive to NuStar standalone in each of 2024 and 2025.

General

Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The NuStar Managing GP Board selected Barclays because of its familiarity with NuStar and Sunoco and because of Barclays’ qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the Merger.

Barclays is acting as financial advisor to NuStar in connection with the Merger. As compensation for its services in connection with the Merger, NuStar paid Barclays a fee of $4 million upon the delivery of Barclays’

opinion, which is referred to as the “Opinion Fee.” The Opinion Fee was not contingent upon the conclusion of Barclays’ opinion or the consummation of the Merger. Additional compensation of $37 million will be payable on completion of the Merger against which the amounts paid for the Opinion Fee will be credited. In addition, NuStar has agreed to reimburse Barclays for a portion of its reasonable out-of-pocket expenses incurred in connection with the Merger and to indemnify Barclays for certain liabilities that may arise out of its engagement by NuStar and the rendering of Barclays’ opinion. Barclays has performed various investment banking services for NuStar, Sunoco and/or their respective affiliates in the past, and expects to perform such services in the future, and has received, and expects to receive, customary fees for such services. Specifically, in the past two years, Barclays has performed the following investment banking and financial services: (i) for NuStar, (a) having acted as lead book-running manager on NuStar’s registered offering of NuStar Common Units in August 2023 and (b) having participated as a lender under NuStar’s existing credit facilities; and (ii) for Sunoco, (a) having acted as initial purchaser on Sunoco’s offering of senior notes in September 2023 and (b) having participated as joint lead arranger and joint bookrunner on Sunoco’s amendment to its credit facility in April 2022. During the period beginning January 1, 2022 through the date of rendering its opinion, the aggregate amount of fees that Barclays received from NuStar and Sunoco for the investment banking and financial services was approximately $2.8 million and less than $0.5 million, respectively. In addition, Barclays and its affiliates in the past have provided, currently are providing, or in the future may provide, investment banking services to Energy Transfer, and certain of its affiliates and have received or in the future may receive customary fees for rendering such services, including having acted or acting as arranger, bookrunner and/or lender for Energy Transfer and certain of its affiliates in connection with certain financing transactions.

Barclays and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays and affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of NuStar, Sunoco, Energy Transfer and/or their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

Interests of NuStar Managing GP’s Directors and Executive Officers in the Merger

In considering the recommendation of the NuStar Managing GP Board that NuStar Common Unitholders approve the Merger and vote in favor of the Merger Proposal and the Merger-related Compensation Proposal, NuStar Common Unitholders should be aware that the executive officers and directors of NuStar have certain interests in the Merger that are or may be different from, or in addition to, the interests of NuStar Common Unitholders generally. The NuStar Managing GP Board was aware of these interests and considered them, among other matters, in evaluating and approving the Merger Agreement, and in making its recommendation that NuStar Common Unitholders adopt the Merger Agreement.

These interests are described in more detail below. The Merger will be a “change of control” for purposes of the NuStar executive compensation plans and agreements described below.

For purposes of this disclosure, the named executive officers of NuStar are Bradley C. Barron, President and Chief Executive Officer, Thomas R. Shoaf, Executive Vice President and Chief Financial Officer, Mary Rose Brown, Executive Vice President and Chief Administrative Officer, Amy L. Perry, Executive Vice President—Strategic Development and General Counsel, and Daniel S. Oliver, Executive Vice President—Business Development and Engineering. NuStar’s executive officer who is not a named executive officer for purposes of the discussion below is Jorge A. del Alamo, Senior Vice President—Chief Information Officer and Controller.

Certain Assumptions

Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used:

•

The relevant price per unit of NuStar Common Units is $21.31, which is the average closing price per unit of NuStar Common Units as reported on the NYSE over the first five business days following the first public announcement of the Merger on January 22, 2024.

•	The Effective Time as referenced in this section occurs on February 26, 2024, which is the assumed date of the Effective Time solely for purposes of the disclosure in this section.

•

The employment of each executive officer was terminated by Sunoco without “cause” or due to the executive’s resignation for “good reason” (as such terms are defined in the relevant plans and agreements), in either case immediately following the Effective Time.

The amounts indicated below are estimates based on multiple assumptions (including the assumptions described above) that may or may not actually occur or be accurate on the relevant date, and do not reflect certain compensation actions that may occur before completion of the Merger. Accordingly, the actual amounts received may differ materially from the estimates set forth below.

Treatment of NuStar Equity Awards

NuStar Restricted Unit Awards. At the Effective Time, pursuant to the terms of the applicable NuStar LTIP and the terms of the Merger Agreement, each NuStar Restricted Unit Award will become fully vested and will be cancelled and converted into the right to receive (i) a number of Sunoco Common Units equal to the product of (A) the number of NuStar Common Units subject to such NuStar Restricted Unit Award immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio and (ii) a cash payment equal to the product of (A) the number of NuStar Common Units subject to such NuStar Restricted Unit Award immediately prior to the Effective Time multiplied by (B) the per-unit amount of the Special Distribution.

NuStar Performance Cash Awards. At the Effective Time, pursuant to the terms of the applicable NuStar LTIP and the terms of the Merger Agreement, each NuStar Performance Cash Award will become fully vested and will be cancelled and converted into the right to receive an amount in cash equal to 200% of the target amount of cash pursuant to such NuStar Performance Cash Award, except that for each NuStar Performance Cash Award that constitutes a carry forward award, the cash amount will equal 100% of the target amount.

NuStar Time-Vesting Cash Awards. At the Effective Time, pursuant to the terms of the applicable NuStar LTIP and the terms of the Merger Agreement, each NuStar Time-Vesting Cash Award will become fully vested and will be cancelled and converted into the right to receive an amount in cash equal to 100% of the amount of cash subject to such NuStar Time-Vesting Cash Award.

See the section entitled “—Quantification of Payments and Benefits to NuStar’s Named Executive Officers” below for an estimate of the value of each NuStar named executive officer’s unvested NuStar equity awards. Based on the relevant assumptions described above under “—Certain Assumptions,” the estimated aggregate amounts that would become vested and payable at the Effective Time to NuStar’s executive officer who is not a named executive officer in respect of such officer’s unvested NuStar LTI Awards prior to the date of the Merger Agreement is as follows: unvested NuStar Restricted Stock Unit Awards (taking into account the Special Distribution)—$1,017,237; unvested NuStar Performance Cash Awards (including carry forward awards)—$244,616 (based on the payout percentage specified in the Merger Agreement); and unvested Time-Vesting Cash Awards—$177,450. Based on the relevant assumptions described above under “—Certain Assumptions,” the estimated collective value of unvested NuStar Restricted Stock Unit Awards (taking into account the Special Distribution) held by all nine non-employee directors of NuStar that would become vested and payable at the Effective Time is $2,964,720.

Change of Control Severance Agreements

NuStar has entered into Change of Control Severance Agreements with each of its executive officers (each, a “CIC Agreement”). Under these CIC Agreements, each NuStar executive officer will be eligible for severance benefits upon a termination of employment other than for “cause,” death, or disability or a resignation by the executive officer for “good reason,” (as such terms are defined in the CIC Agreements) in each case, on or within three years following a change of control of NuStar.

The severance payments and benefits under each CIC Agreement are as follows:

(i) the product of (a) the higher of (1) the executive’s highest bonus earned under the annual incentive bonus plan of NuStar for the last three full fiscal years prior to the date of the change of control (or for a lesser number of full fiscal years prior to the date of the change of control for which the executive was eligible to earn this bonus, and annualized in the case of any pro rata bonus earned for a partial fiscal year) and (2) the annual bonus paid or payable for the most recently completed fiscal year during the employment period under the CIC Agreement, if any (such higher amount, the “Highest Annual Bonus”), and (b) a fraction with a numerator equal to the number of days in the current fiscal year through the executive officer’s employment termination date and a denominator of 365;

(ii) an amount equal to the product of (a) three for Mr. Barron; two and one-half for Mr. Shoaf, Ms. Brown, Ms. Perry and Mr. Oliver; and two for Mr. del Alamo (in each case, the “Severance Multiple”) and (b) the sum of the executive officer’s (1) annual base salary and (2) Highest Annual Bonus;

(iii) the amount of the excess of (a) the actuarial equivalent of the executive’s benefit under NuStar’s or an affiliate’s qualified defined benefit retirement plan (the “Retirement Plan”) and any excess or supplemental retirement plan in which the executive participates (collectively, the “SERP”) that the executive would have received if the executive’s employment had continued for a number of years equal to the Severance Multiple, over (b) the actuarial equivalent of the Executive’s actual benefit (paid or payable), if any, under the Retirement Plan and the SERP as of the executive officer’s employment termination date;

(iv) the amount of the sum of NuStar’s or an affiliate’s (as applicable) matching or other contributions under the qualified defined contribution plans and any excess or supplemental defined contribution plans in which the executive officer participates that the executive officer would have received if the executive officer’s employment had continued for a number of years equal to the Severance Multiple;

(v) if the executive officer experiences a termination in anticipation of a change in control that results in forfeiture of outstanding unvested equity awards that would have otherwise vested had the executive remained continuously employed through the date of a change of control, an amount equal to the amount the executive officer would have been entitled to receive with respect to the vesting of these forfeited awards if the awards had remained outstanding and vested on the date of the change of control; and

(vi) for a number of years equal to the Severance Multiple after the executive officer’s employment termination date, continued benefits for the executive officer and the executive officer’s family at least equal to, and at the same cost to the executive officer and/or the executive officer’s family, as those that would have been provided if the executive officer’s employment had not been terminated or, if more favorable to the executive officer, as in effect generally at any time thereafter with respect to other peer executives of NuStar or an affiliate and their families.

Under the terms of the CIC Agreement, if any change in control related payment or benefit is determined to be subject to an excise tax under Section 4999 of the Code, the executive officer is entitled to receive an additional payment to make the executive officer whole for the incremental tax cost of the payment or benefit. However, if it is determined that the value of all payments to the executive officer does not exceed 110% of the executive officer’s safe harbor amount for purposes of Section 280G of the Code, then the additional make-whole payment will not be made and instead the amount of the change in control payments and benefits payable to the executive officer will be reduced so that the excise tax does not apply.

Each executive officer’s receipt and/or retention of the payments and benefits under the CIC Agreement are contingent on the executive officer timely executing and not revoking a release of claims against NuStar. Each executive officer is also bound by a confidentiality covenant after termination of employment.

Quantification

See the section entitled “—Quantification of Payments and Benefits to NuStar’s Named Executive Officers” below for the estimated severance amounts for each named executive officer. Based on the assumptions described above under “—Certain Assumptions,” the estimated cash severance (including prorated bonus) that would be payable to the one executive officer who is not a named executive officer is $1,431,895 (of which $1,384,800 is the estimated cash severance amount and $47,095 is the estimated prorated bonus amount) and the estimated make-whole payment that would be payable to such individual is $0.

Prorated Annual Bonus for the Year of Closing

NuStar and Sunoco have agreed that on or about the Effective Time, Sunoco will pay to each individual who is employed by NuStar or a subsidiary immediately before the Effective Time (including each executive officer) a prorated bonus equal to the employee’s target annual cash compensation opportunity for the year in which the Effective Time occurs, prorated to reflect the portion of the year elapsed prior to the Effective Time. It is intended that this prorated bonus would be provided without duplication of any prorated bonus that is due as part of the severance benefits under a CIC Agreement for an executive officer who has a qualifying termination at or after the Effective Time and during the same year in which the Effective Time occurs.

Quantification of Payments and Benefits to NuStar’s Named Executive Officers

The information set forth below regarding the compensation of each of NuStar’s named executive officers that is based on or otherwise relates to the Merger is provided in accordance with Item 402(t) of Regulation S-K.

Except as otherwise specifically noted, the disclosure below uses the relevant assumptions described above under “—Certain Assumptions.”

The amounts indicated below are estimates based on multiple assumptions (including the assumptions described above) that may or may not actually occur or be accurate on the relevant date, and do not reflect certain compensation actions that may occur before completion of the Merger. Accordingly, the actual amounts received by our named executive officers may differ materially from the estimates set forth below.

Named Executive Officer	Cash ($)(1)	Restricted Stock Unit Awards ($)(2)	Benefits ($)(3)	Tax Reimbursement ($)(4)	Other ($)(5)	Total ($)
Bradley C. Barron	7,610,217	11,419,057	1,183,028	—	5,002,913	25,215,215
Thomas R. Shoaf	2,903,336	2,727,677	434,201	—	1,131,603	7,196,817
Mary Rose Brown	2,721,940	2,666,296	395,396	—	1,071,775	6,855,407
Daniel S. Oliver	2,588,452	2,304,920	465,531	—	985,022	6,343,925
Amy L. Perry	2,602,822	2,329,175	400,542	—	992,236	6,324,775

(1)

Cash. Amounts shown reflect cash severance payments under the CIC Agreements, equal to the sum of the named executive officer’s base salary and Highest Annual Bonus, multiplied by (i) three for Mr. Barron, or (ii) two and one-half for each of the other named executive officers. Also included is an estimated prorated bonus payment for each named executive officer under the CIC Agreements. Payments under the CIC Agreements are considered to be “double trigger” payments, which means that both a change of control, such as the Merger, and another event (i.e., a qualifying termination) must occur prior to such payments being provided to the named executive officer (see the section entitled “—Change of Control Severance Agreements” above). The estimated amount of each such payment is set forth in the table below:

Named Executive Officer	Cash Severance (Double Trigger) ($)	Prorated Bonus (Double Trigger) ($)
Bradley C. Barron	7,367,895	242,322
Thomas R. Shoaf	2,807,730	95,606
Mary Rose Brown	2,633,028	88,912
Daniel S. Oliver	2,507,030	81,422
Amy L. Perry	2,520,558	82,264

(2)

Restricted Stock Unit Awards. Amounts shown reflect the potential value that each named executive officer could receive in connection with the accelerated vesting of unvested NuStar Restricted Stock Unit Awards (taking into account the Special Distribution). As noted above, such NuStar Restricted Stock Unit Awards will automatically accelerate upon the Closing and are considered to be “single trigger.” For further details regarding the treatment of NuStar Restricted Stock Unit Awards in connection with the Merger, see the section entitled “—Treatment of Outstanding Equity Awards.” The estimated value of unvested NuStar Restricted Stock Unit Awards is set forth in the table below:

Named Executive Officer	NuStar Restricted Stock Unit Awards ($)
Bradley C. Barron	11,419,057
Thomas R. Shoaf	2,727,677
Mary Rose Brown	2,666,296
Daniel S. Oliver	2,304,920
Amy L. Perry	2,329,175

(3)

Benefits. The amounts shown reflect the estimated value of payments or reimbursements to which each named executive would be entitled upon a qualifying termination of employment under the CIC Agreements, including pursuant to health care coverage continuation and payments calculated by reference to foregone employer contributions under qualified defined contribution plans and benefits under the Retirement Plan or SERP (for which estimated values are based on the most recent available actuarial valuation dated December 31, 2023). These benefits are considered to be “double trigger,” which means that both a change of control, such as the Merger, and another event (i.e., a qualifying termination) must occur prior to such benefits being provided to the named executive officer (see the section entitled “—Change of Control Severance Agreements” above). The estimated value of such benefits is shown in the following table:

Named Executive Officer	Benefits ($)
Bradley C. Barron	1,183,028
Thomas R. Shoaf	434,201
Mary Rose Brown	395,396
Daniel S. Oliver	465,531
Amy L. Perry	400,542

(4)

Tax Reimbursements. Assuming that a cleansing shareholder approval is obtained in accordance with the applicable regulations pursuant to Section 280G of the Code, it is expected that there would be no excise tax imposed on the payments and benefits to named executive officers by reason of Section 4999 of the Internal Revenue Code and therefore no make-whole payments in respect of such excise tax would be due. In the event that such shareholder approval is not obtained or is not effective, the estimated make-whole payments for the named executive officers would be as follows: Mr. Barron: $6,579,805; Mr. Shoaf: $1,834,613; Ms. Brown: $0; Mr. Oliver; $1,741,744; and Ms. Perry: $1,710,938.

(5)

Other. Amounts shown reflect the sum of the potential value that each named executive officer could receive in connection with the accelerated vesting of (i) unvested NuStar Performance Cash Awards assuming that the applicable performance goals are achieved at the performance level of 200% (or 100%, for the carry forward portion), as specified in the Merger Agreement, and (ii) unvested NuStar Time-Vesting Cash Awards. As noted above, such NuStar Performance Cash Awards and NuStar Time-Vesting Cash Awards will automatically accelerate upon the Closing and are considered to be “single trigger.” For further details regarding the treatment of NuStar Performance Cash Awards and NuStar Time-Vesting Cash Awards in connection with the Merger, see the section entitled “—Treatment of Outstanding Equity Awards.” The estimated value of unvested NuStar LTI Awards and unvested Time-Vesting Cash Awards is set forth in the table below:

Named Executive Officer	Value of NuStar Performance Cash Awards ($)	Value of NuStar Time-Vesting Cash Awards ($)	Total ($)
Bradley C. Barron	3,191,663	1,811,250	5,002,913
Thomas R. Shoaf	686,053	445,550	1,131,603
Mary Rose Brown	649,762	422,013	1,071,775
Daniel S. Oliver	565,022	420,000	985,022
Amy L. Perry	572,236	420,000	992,236

NuStar and Sunoco Unaudited Prospective Financial Information Reviewed by the NuStar Managing GP Board and Barclays

While NuStar has from time to time provided limited financial guidance to investors, NuStar has not, as a matter of course, otherwise publicly disclosed internal projections as to future performance, earnings or other results reflecting an extended period due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, prior to the execution of the Merger Agreement, NuStar Managing GP’s management prepared and provided to the NuStar Managing GP Board, in connection with its evaluation of the Merger, and to NuStar’s financial advisor, Barclays, for its use and reliance in connection with its financial analyses and opinion, certain nonpublic, internal financial projections regarding NuStar’s future operations, on a standalone basis and excluding the effects of the Merger, for fiscal years ending December 31, 2024 through December 31, 2028 (the “NuStar unaudited prospective financial information”).

While Sunoco has from time to time provided limited financial guidance to investors, Sunoco has not, as a matter of course, otherwise publicly disclosed internal projections as to future performance, earnings or other results reflecting an extended period due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, prior to the execution of the Merger Agreement, Sunoco’s management provided to NuStar Managing GP’s management, certain nonpublic, internal financial projections regarding Sunoco’s future operations to which NuStar Managing GP’s management subsequently applied its own adjustments and assumptions regarding Sunoco’s business and extrapolated two additional years of projections (2027 and 2028) from the information provided by Sunoco’s management to prepare the Sunoco unaudited prospective financial information (as further described below), and such Sunoco unaudited prospective financial information was subsequently provided to the NuStar Managing GP Board in connection with its evaluation of the Merger, and to Barclays for its use and reliance in connection with its financial analyses and opinion. The Sunoco unaudited prospective financial information consisted of (i) projections regarding Sunoco’s future operations for fiscal years ending December 31, 2024 through December 31, 2028 on a standalone basis and excluding the effects of the Merger (the “Sunoco standalone projections”) and (ii) projections regarding Sunoco’s future operations for fiscal years ending December 31, 2024 through December 31, 2028 prepared on a combined, pro forma basis taking into account the effects of the Merger (the “Sunoco pro forma projections” and together with the Sunoco standalone projections, the “Sunoco unaudited prospective financial information” and together with the NuStar unaudited prospective financial information, the “NuStar Management Projections”).

The NuStar Management Projections were approved by the NuStar Managing GP Board for use by Barclays. At the direction of NuStar Managing GP’s management, Barclays used the NuStar Management Projections in connection with its financial analyses presented by Barclays to the NuStar Managing GP Board and in Barclays’ opinion, as described under the sections of this proxy statement/prospectus entitled “—Opinion of NuStar’s Financial Advisor.”

The NuStar Management Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines established by the American Institute of Certified Public Accountants for preparation and presentations of financial projections, but in the view of NuStar Managing GP’s management, such projections were prepared on a reasonable basis and reflect the assumptions and estimates available at the time they were prepared. The NuStar Management Projections required significant estimates and assumptions that make them inherently less comparable to the similarly titled GAAP measures in NuStar’s and Sunoco’s historical GAAP financial statements. The NuStar Management Projections included in this section of the proxy statement/prospectus have been prepared by, and are the responsibility of, NuStar Managing GP’s management. Neither KPMG LLP (“KPMG”), NuStar’s independent registered public accounting firm, nor Grant Thornton LLP (“Grant Thornton”), Sunoco’s independent registered public accounting firm, nor any other independent accountant has examined, compiled or performed any procedures with respect to this prospective financial information and, accordingly, neither KPMG nor Grant Thornton expresses an opinion or any other form of assurance on such information or its achievability, nor assumes any liability for this prospective financial information, and each of KPMG and Grant Thornton disclaims any association with respect thereto. The report of KPMG contained in NuStar’s Annual Report on Form 10-K for the year ended December 31, 2023, and the report of Grant Thornton contained in Sunoco’s Annual Report on Form 10-K for the year ended December 31, 2023, which are each incorporated by reference into this proxy statement/prospectus, relate to NuStar’s and Sunoco’s historical financial information, respectively.

While presented with numeric specificity, the NuStar Management Projections reflect assumptions and estimates that were deemed to be reasonable as of the respective dates on which those assumptions and estimates were made but are inherently uncertain. The NuStar Management Projections reflect both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, which are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. NuStar and Sunoco can give no assurance that the NuStar Management Projections and the underlying assumptions and estimates will be realized. In addition, since the NuStar Management Projections are forward-looking and cover multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the NuStar Management Projections to be inaccurate include, but are not limited to, risks and uncertainties relating to NuStar’s and Sunoco’s businesses, industry performance, the regulatory environment, general business and economic conditions and other matters described under the sections of this proxy statement/prospectus entitled “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information.”

The inclusion of a summary of the NuStar Management Projections in this proxy statement/prospectus should not be regarded as an indication that any of NuStar, NuStar GP, NuStar Managing GP, Sunoco or Sunoco GP or their respective officers, directors, affiliates, advisors or other representatives considered the NuStar Management Projections to necessarily be predictive of actual future events, and the NuStar Management Projections should not be relied upon as such nor should the information contained in the NuStar Management Projections be considered appropriate for other purposes. None of NuStar, NuStar GP, NuStar Managing GP, Sunoco or Sunoco GP or their respective officers, directors, affiliates, advisors or other representatives can give you any assurance that actual results will not differ materially from the NuStar Management Projections. Furthermore, the NuStar Management Projections do not take into account any circumstances or events occurring after the date they were prepared. NuStar and Sunoco can give no assurance that, had the NuStar Management Projections been prepared either as of the date of the Merger Agreement or as of the date of this proxy statement/prospectus, similar estimates and assumptions would be used. Except as required by applicable securities laws,

NuStar and Sunoco do not intend to, and disclaim any obligation to, make publicly available any update or other revision to the NuStar Management Projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, including with respect to the accounting treatment of the Merger under GAAP, or to reflect changes in general economic or industry conditions.

In light of the foregoing, and considering that the NuStar Special Meeting will be held several months after the NuStar Management Projections were prepared, as well as the uncertainties inherent in any forecasted information, NuStar Common Unitholders are cautioned not to place undue reliance on such information, including while contemplating their vote on the Merger Proposal, Compensation Proposal or the Adjournment Proposal, and NuStar urges all NuStar Common Unitholders to review NuStar’s most recent SEC filings for a description of NuStar’s reported financial results and Sunoco’s most recent SEC filings for a description of Sunoco’s reported financial results, as described in the section entitled “Where You Can Find More Information.”

NuStar is including a summary of the NuStar Management Projections below to provide NuStar Common Unitholders with access to information that the NuStar Managing GP Board considered in connection with its evaluation of the Merger.

NuStar Unaudited Prospective Financial Information

The following table sets forth a summary of the NuStar unaudited prospective financial information, which represents NuStar Managing GP’s management’s evaluation of NuStar’s estimated standalone future financial performance based on internal financial analyses that NuStar has historically used in connection with its strategic planning processes. The NuStar unaudited prospective financial information has not been updated or revised to reflect information or results after the date the NuStar unaudited prospective financial information was prepared or as of the date of this proxy statement/prospectus. The NuStar unaudited prospective financial information was provided to Barclays and a summary is presented in the following table, with all figures rounded to the nearest million, except per unit data. Barclays was directed to use and rely upon the NuStar unaudited prospective financial information for purposes of Barclays’ opinion and related financial analyses by NuStar Managing GP’s management, and the NuStar unaudited prospective financial information was approved for Barclays’ use by the NuStar Managing GP Board.

In developing the NuStar unaudited prospective financial information, NuStar Managing GP’s management made numerous assumptions regarding NuStar’s business, including, but not limited to:

•	Revenue and gross margin across assets reflecting existing contracts and NuStar Managing GP’s management’s commercial expectations regarding re-contracting and new contracts;

•	Operating and maintenance expenses across all business lines;

•	General and administrative expenses for corporate overhead;

•	Growth Capital Expenditures;

•	Maintenance Capital Expenditures necessary to continue operating assets according to safety, environmental, compliance and reliability standards;

•	Interest rates;

•	The amount of new unsecured notes issued and the amount paid on NuStar’s existing revolving credit facility during the projection period;

•	Distributions; and

•	The NuStar Common Units outstanding.

	Year ending December 31,
	2024E	2025E	2026E	2027E	2028E
Adjusted EBITDA (consolidated) (in millions)(1)	$752	$771	$805	$894	$930
Distributable Cash Flow (in millions)(2)	$403	$445	$469	$560	$600
Distribution per NuStar Common Unit	$1.60	$1.60	$1.60	$1.60	$1.60
Growth Capital Expenditures (in millions)	$217	$220	$203	$177	$128
Maintenance Capital Expenditures (in millions)	$32	$30	$30	$30	$30
Unlevered Free Cash Flow (in millions)(3)	$544	$548	$598	$715	$801

(1)	Adjusted EBITDA (consolidated) is defined as estimated earnings before interest, taxes, depreciation and amortization and certain other non-cash items.
(2)

Distributable Cash Flow is defined as Adjusted EBITDA (consolidated) minus (i) preferred distributions, interest expenses, Maintenance Capital Expenditures, income taxes and other cash adjustments and plus (ii) non-cash long-term equity incentive awards and unit bonus expenses.

(3)

Unlevered Free Cash Flow is defined as Distributable Cash Flow minus (i) Growth Capital Expenditures and plus (ii) projected preferred unit distributions, interest expenses and other net one-time adjustments.

Sunoco Unaudited Prospective Financial Information

The following table sets forth a summary of the Sunoco standalone projections, which NuStar Managing GP’s management prepared based on information provided by Sunoco’s management to NuStar. The Sunoco standalone projections have not been updated or revised to reflect information or results after the date that it was prepared or as of the date of this proxy statement/prospectus. The Sunoco standalone projections were provided by NuStar Managing GP’s management to Barclays, and a summary is presented in the following table, with all figures rounded to the nearest million, except per unit data. Barclays was directed to use and rely upon the Sunoco standalone projections for purposes of Barclays’ opinion and related financial analyses by NuStar Managing GP’s management, and the Sunoco standalone projections were approved for Barclays’ use by the NuStar Managing GP Board.

In developing the Sunoco standalone projections, NuStar Managing GP’s management used information provided by Sunoco’s management and applied its own assumptions regarding Sunoco’s business. In addition to extrapolating the three years of projections provided by Sunoco’s management by two additional years (2027 and 2028), NuStar Managing GP’s management made other additional assumptions including, but not limited to:

•

The closing of Sunoco’s pending acquisition of European liquid fuels terminals occurring in the first quarter of 2024 and the closing of Sunoco’s pending sale of its West Texas retail assets occurring in the second quarter of 2024;

•

Certain revenues, general and administrative expenses, lease expenses and Maintenance Capital Expenditures growing annually with expected inflation of 2.0% and distributions to Sunoco Units increasing by 2% per year in fiscal years 2027 and 2028;

•	Growth Capital Expenditures in fiscal years 2027 and 2028 remaining constant with projected Growth Capital Expenditures in fiscal year 2026;

•	Sunoco’s senior notes being refinanced during the projection period at their currently effective interest rates;

•	The amount paid on Sunoco’s revolving credit facility during the projection period; and

•	The Sunoco Units outstanding.

	Year ending December 31,
	2024E	2025E	2026E	2027E	2028E
Adjusted EBITDA (consolidated) (in millions)(1)	$968	$984	$1,028	$1,057	$1,087
Distributable Cash Flow (in millions)(2)	$655	$699	$736	$764	$792
Distribution per Sunoco Unit	$3.44	$3.50	$3.57	$3.65	$3.72
Growth Capital Expenditures (in millions)	$258	$271	$240	$240	$240
Maintenance Capital Expenditures (in millions)	$86	$83	$80	$82	$84
Unlevered Free Cash Flow (in millions)(3)	$594	$611	$678	$706	$734

(1)

Adjusted EBITDA (consolidated) is defined as total gross profits minus (i) cash general and administrative expenses, operating costs, lease expenses and other adjustments plus (ii) non-cash compensation expenses, other non-cash adjustments and Adjusted EBITDA related to unconsolidated affiliates.

(2)

Distributable Cash Flow is defined as Adjusted EBITDA (consolidated) minus (i) interest expense, Maintenance Capital Expenditures, cash taxes and Adjusted EBITDA related to nonconsolidated affiliates plus (ii) distributable cash flow related to unconsolidated affiliates and other adjustments.

(3)	Unlevered Free Cash Flow is defined as Distributable Cash Flow minus (i) Growth Capital Expenditures and plus (ii) interest expense.

The following table sets forth a summary of the Sunoco pro forma projections, which represent NuStar Managing GP’s management’s evaluation of Sunoco on a combined, pro forma basis taking into account the effects of the Merger and NuStar Managing GP’s view of, among other things, synergies. The Sunoco pro forma projections have not been updated or revised to reflect information or results after the date that it was prepared or as of the date of this proxy statement/prospectus. The Sunoco pro forma projections were provided by NuStar Managing GP’s management to Barclays, and a summary is presented in the following table, with all figures rounded to the nearest million. Barclays was directed to use and rely upon the Sunoco pro forma projections for purposes of Barclays’ opinion and related financial analyses by NuStar Managing GP’s management, and the Sunoco pro forma projections were approved for Barclays’ use by the NuStar Managing GP Board.

	Year ending December 31,
	2024E	2025E	2026E	2027E	2028E
Adjusted EBITDA (consolidated) (in millions)(1)	$1,771	$1,805	$1,882	$2,001	$2,067
Distributable Cash Flow (in millions)(2)	$1,169	$1,240	$1,304	$1,417	$1,481
Growth Capital Expenditures (in millions)	$475	$491	$443	$417	$369
Maintenance Capital Expenditures (in millions)	$118	$113	$110	$112	$114
Free Cash Flow (in millions)(3)	$716	$750	$861	$1,000	$1,112

(1)

Adjusted EBITDA (consolidated) is defined as the sum of the Adjusted EBITDA of NuStar and Sunoco as defined, respectively, in the previous tables, adjusted for NuStar Managing GP’s management’s view of projected synergies.

(2)

Distributable Cash Flow is defined as Adjusted EBITDA (consolidated) minus (i) preferred unit distributions, interest expense, Maintenance Capital Expenditures, income taxes and other cash adjustments and plus (ii) non-cash long-term equity incentive awards and unit bonus expenses.

(3)	Free Cash Flow is defined as Distributable Cash Flow minus (i) Growth Capital Expenditures and plus (ii) one-time insurance proceeds and other adjustments.

Other Information

Certain of the measures included in the NuStar Management Projections are non-GAAP financial measures, including, but not limited to, Adjusted EBITDA, Distributable Cash Flow, Distributions per NuStar Common

Unit, Distribution per Sunoco Unit, Growth Capital Expenditures, Maintenance Capital Expenditures, Unlevered Free Cash Flow and Free Cash Flow. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by NuStar and Sunoco, respectively, are not reported by all of their competitors and may not be comparable to similarly titled amounts used by other companies.

NUSTAR AND SUNOCO DO NOT INTEND TO, AND DISCLAIM ANY OBLIGATION TO, UPDATE, CORRECT OR OTHERWISE REVISE THE NUSTAR UNAUDITED PROSPECTIVE FINANCIAL INFORMATION OR THE SUNOCO UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE OF THE MERGER AGREEMENT OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE NUSTAR UNAUDITED PROSPECTIVE FINANCIAL INFORMATION OR THE SUNOCO UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE (EVEN IN THE SHORT TERM).

Securities Ownership of Certain Beneficial Owners and Management

The following table discloses information as of February 21, 2024 regarding NuStar Common Units and NuStar Series B Preferred Units, in each case as beneficially owned (or deemed beneficially owned) by: (i) each director, (ii) each named executive officer, as defined in Item 402(a)(3) of Regulation S-K and (iii) all of NuStar Managing GP’s directors and executive officers as a group.

Unless otherwise indicated in the footnotes to the table, each of the named persons and members of the group has sole voting and investment power with respect to the units shown. None of the units shown are pledged as security and none of the named persons or members of the group beneficially owns (or is deemed to beneficially own) any NuStar Series A Preferred Units or NuStar Series C Preferred Units.

	NuStar Common Units		NuStar Series B Preferred Units
Name of Beneficial Owner(1)	Number of Units Beneficially Owned(2)	Percentage of Units Beneficially Owned(2)	Number of Units Beneficially Owned(2)	Percentage of Units Beneficially Owned(2)
Bradley C. Barron	483,163	*	—	*
J. Dan Bates(3)	69,336	*	—	*
Jelynne LeBlanc Burley	28,430	*	—	*
William B. Burnett(4)	44,753	*	—	*
Ed A. Grier	11,502	*	—	*
Dan J. Hill(5)	74,878	*	8,000	*
Robert J. Munch	38,877	*	—	*
W. Grady Rosier(6)	113,264	*	12,000	*
Martin Salinas, Jr.	36,802	*	—	*
Suzanne Allford Wade	2,396	*	—	*
Mary Rose Brown	236,954	*	—	*
Daniel S. Oliver	135,865	*	—	*
Amy L. Perry	90,732	*	—	*
Thomas R. Shoaf	114,903	*	—	*
All directors and executive officers as a group (15 persons)	1,550,621	1.2%	20,000	*

*	The beneficial ownership percentage does not exceed 1% of the class.
(1)	The business address for all beneficial owners listed above is 19003 IH-10 West, San Antonio, Texas 78257.
(2)

On February 21, 2024, 126,535,271 NuStar Common Units, 9,060,000 NuStar Series A Preferred Units, 15,400,000 NuStar Series B Preferred Units and 6,900,000 Series C Preferred Units were outstanding. Beneficial ownership is calculated in accordance with Rule 13d-3 of the Exchange Act.

The NuStar Restricted Unit Awards represent a right to receive NuStar Common Units upon vesting and, as such, may not be disposed of or voted until vested. The restricted units do not vest within 60 days after February 21, 2024. Accordingly, the restricted units set forth in the table below are not included in the calculation of beneficial ownership pursuant to Rule 13d-3 and are not reflected in the table above.

Name	Restricted Units Not Reflected in Table Above
Bradley C. Barron	530,576
J. Dan Bates	15,143
Jelynne LeBlanc Burley	15,143
William B. Burnett	15,143
Ed A. Grier	17,194
Dan J. Hill	15,143
Robert J. Munch	15,143
W. Grady Rosier	15,143
Martin Salinas, Jr.	17,194
Suzanne Allford Wade	12,507
Mary Rose Brown	123,887
Daniel S. Oliver	107,096
Amy L. Perry	108,223
Thomas R. Shoaf	126,739
All directors and executive officers as a group (15 persons)	1,181,539

(3)	The number of NuStar Common Units shown for Mr. Bates includes 64,755 NuStar Common Units held through a trust.
(4)	The number of NuStar Common Units shown for Mr. Burnett includes 44,753 NuStar Common Units held through a trust.
(5)	The number of NuStar Common Units shown for Mr. Hill includes 600 NuStar Common Units held through his spouse.
(6)	The number of NuStar Common Units shown for Mr. Rosier includes an aggregate of 79,215 NuStar Common Units held through two trusts.

The following table discloses information regarding each holder known to NuStar to be the beneficial owner of more than 5% of NuStar Common Units based upon reports filed by such holders with the SEC.

	NuStar Common Units
Name and Address of Beneficial Owner	Number of Units Beneficially Owned	Percentage of Units Beneficially Owned
Invesco Ltd.(1)	20,580,434	16.3%
ALPS Advisors, Inc.(2)	19,851,295	15.8%
William E. Greehey(3)	10,018,608	7.9%

(1)

As reported on a Schedule 13G/A filed on February 12, 2024, Invesco Ltd. (Invesco), in its capacity as a parent holding company to investment advisers, may be deemed to beneficially own, and has sole voting and dispositive power with respect to 20,580,434 NuStar Common Units as of December 31, 2023. The shareholders of the fund have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of the securities. Invesco’s business address is 1555 Peachtree Street NE, Suite 1800, Atlanta, Georgia 30309.

(2)

As reported on a Schedule 13G/A filed on February 5, 2024, ALPS Advisors, Inc. (AAI) is an investment adviser that, as of December 31, 2023, may be deemed to beneficially own, and has shared voting and dispositive power with respect to, 19,851,295 NuStar Common Units. The 19,851,295 NuStar Common Units that AAI may be deemed to beneficially own include 19,756,795 NuStar Common Units that Alerian

MLP ETF (Alerian), an investment company, may be deemed to beneficially own. Alerian has shared voting and dispositive power with respect to the 19,756,795 NuStar Common Units. The funds advised by AAI have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the securities. AAI disclaims beneficial ownership of the NuStar Common Units. The business address of AAI and Alerian is 1290 Broadway, Suite 1000, Denver, Colorado 80203.
(3)

Mr. Greehey is former Chairman of the NuStar Managing GP Board, and his business address is 19003 IH-10 West, San Antonio, Texas 78257. The number of NuStar Common Units reported for Mr. Greehey is as of February 21, 2024 and includes 30,000 NuStar Common Units held by Mr. Greehey through a family limited partnership, but does not include 3,225 outstanding NuStar Restricted Unit Awards granted to Mr. Greehey during the time of his service on the NuStar Managing GP Board.

Equity Compensation Plan Information

The following table discloses information as of December 31, 2023 regarding the LTIPs of NuStar, which are described further in Note 22 of Notes to Consolidated Financial Statements in NuStar’s Annual Report on Form 10-K for the year ended December 31, 2023. For more information, refer to NuStar’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC and incorporated by reference into this proxy statement/prospectus. For further information regarding the documents incorporated into this document by reference, please see the section entitled “Where You Can Find More Information.”

Plan categories	Number of securities to be issued upon exercise of outstanding unit options, warrants and rights (#)	Weighted- average exercise price of outstanding unit options, warrants and rights ($)(1)	Number of securities remaining for future issuance under equity compensation plans (#)
Equity Compensation Plans approved by security holders(2)	3,145,626	—	2,651,315
Equity Compensation Plans not approved by security holders(3)	14,808	—	—

Total	3,160,434	—	2,651,315

(1)	There were no unit options, warrants or similar rights outstanding as of December 31, 2023.
(2)

The information in this row pertains to the NuStar Managing GP Fifth Amended and Restated 2000 Long-Term Incentive Plan (as amended from time to time, the “2000 LTIP”) and the 2019 LTIP. Effective with the April 23, 2019 unitholder approval of the 2019 LTIP, the 2000 LTIP terminated with respect to new grants; however, unvested awards granted under the 2000 LTIP prior to April 23, 2019 remain outstanding. The amount reported represents restricted units.

(3)

The information in this row represents restricted units outstanding under the NuStar GP Holdings, LLC Long-Term Incentive Plan (as amended from time to time, the “NSH LTIP”), which NuStar assumed at the closing of the 2018 merger pursuant to which NuStar GP Holdings, LLC became a subsidiary of NuStar. Although the former unitholder of NuStar GP Holdings, LLC approved the NSH LTIP prior to NuStar GP Holdings, LLC’s initial public offering, NuStar Unitholders have not approved the NSH LTIP. Effective with the April 23, 2019 unitholder approval of the 2019 LTIP, the NSH LTIP terminated with respect to new grants; however, unvested awards granted under the NSH LTIP prior to April 23, 2019 remain outstanding.

Merger Expenses, Fees and Costs

All fees, costs and expenses incurred by Sunoco and NuStar in connection with the Merger will be paid by the party incurring those fees, costs or expenses, whether or not the Merger is completed, except that the fees and expenses incurred in connection with the printing, filing and mailing of this document (including applicable SEC filing fees) will be borne by Sunoco.

In the event of a termination of the Merger Agreement under certain circumstances, NuStar may be required to pay NuStar a Breakup Fee of $90,272,205. See the section entitled “The Merger Agreement—NuStar Breakup Fee.”

Expected Timing of the Merger

Sunoco and NuStar currently expect to complete the Merger in the second quarter of 2024, subject to the receipt of required NuStar Unitholder Approval and regulatory approvals and the satisfaction or waiver of the other conditions to completion of the Merger. Because many of the conditions to completion of the Merger are beyond the control of Sunoco and NuStar, the exact timing for completion of the Merger cannot be predicted with any degree of certainty.

No Sunoco Unitholder Approval

Sunoco Unitholders are not required to approve and adopt the Merger Agreement or the Merger or the Unit Issuance.

Accounting Treatment of the Transactions

In accordance with accounting principles generally accepted in the United States and in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification Topic 805, Business Combinations, Sunoco will account for the Merger as an acquisition of a business.

Description of Committed Debt Financing

In connection with, and concurrently with entry into the Merger Agreement, Sunoco entered into the Revolver Commitment Letter with the Revolver Lenders, pursuant to which the Revolver Lenders have agreed to provide Sunoco with a $1.5 billion senior unsecured Revolving Facility to be entered into at Closing. The Revolving Facility will replace the existing Sunoco Credit Agreement and will have a term of five years (which date may be extended in accordance with the terms of the Revolving Facility). Documentation and terms for the Revolving Facility will be substantially similar to the existing Sunoco Credit Agreement, with such modifications as set forth in the term sheet, including, but not limited to, removing any requirement to grant a security interest in collateral. The obligations of the Revolver Lenders to provide the financing pursuant to the Revolver Commitment Letter are subject to the conditions set forth in the Revolver Commitment Letter.

Opportunistically, to the extent that market conditions warrant, Sunoco expects to fund the Redemptions using the Debt Financing. In the event that this prospective Debt Financing cannot be obtained at all or on terms satisfactory to Sunoco, Sunoco has also entered into the Bridge Commitment Letter with the Bridge Lenders, pursuant to which the Bridge Lenders have agreed to provide Sunoco with the Bridge Facility in an aggregate principal amount of $1.6 billion. The obligations of the Bridge Lenders to provide the financing pursuant to the Bridge Commitment Letter are subject to the conditions set forth in the Bridge Commitment Letter. If applicable, the Bridge Facility may also be used to prepay, repay, discharge or terminate the NuStar Credit Agreement and the NuStar Receivables Financing Agreement.

Regulatory Approvals

Antitrust. Under the HSR Act, and related rules, certain transactions, including the Merger, may not be completed until notifications have been submitted to the Antitrust Division and the FTC and all statutory waiting period requirements have been satisfied. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filings of their respective HSR Act notification forms or the early termination of that waiting period. The parties may also choose to voluntarily re-start the initial 30-calendar-day waiting period by following certain prescribed procedures. After the expiration of the initial waiting period (or the re-started initial waiting period), the DOJ or the FTC may issue a Request for Additional Information and Documentary Material (a “Second Request”). If a Second Request is issued, the parties may not complete the Merger until they substantially comply with the Second Request and observe a second 30-calendar-day waiting period, unless the waiting period is terminated earlier or extended by the parties.

Completion of the Merger is subject to no injunction or law prohibiting the Merger and the expiration or termination of all waiting periods (and any extension thereof) applicable to the transaction under the HSR Act, and the termination or expiration of any commitment to, or agreement with, any governmental authority not to consummate the Closing before a certain date. Sunoco and NuStar each filed the required notification and report forms under the HSR Act on February 5, 2024.

At any time before or after the Effective Time of the Merger, the Antitrust Division or the FTC could take action under the U.S. antitrust laws, including seeking to prevent the Merger, to rescind the Merger or to condition the Merger upon the divestiture of assets of Sunoco or NuStar or subject to other remedies. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin the completion of the Merger or permitting completion subject to regulatory concessions or conditions. Private parties may also seek to take legal action under the antitrust laws under some circumstances. There can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

General. Pursuant to the Merger Agreement and subject to the terms and conditions therein, Sunoco and NuStar have agreed to use their respective reasonable best efforts (including causing their respective controlled affiliates to use reasonable best efforts) to take, or cause their subsidiaries to take, all actions necessary, proper or advisable to obtain all regulatory approvals required to consummate the Merger.

Pursuant to the Merger Agreement and subject to the terms and conditions therein, Sunoco has agreed to take, or cause to be taken, any and all steps and to make, or cause to be made, any and all undertakings necessary to eliminate each and every impediment to consummation of the Merger contemplated by the Merger Agreement under antitrust laws that is asserted by any governmental authority that so as to enable the parties to consummate the Closing as promptly as reasonably practicable and, in any event, no later than the End Date, including by (i) selling, divesting, licensing, transferring or otherwise disposing of any businesses, assets, equity interest, product lines, or properties of NuStar and Sunoco, in an amount not to exceed a book value of $750 million (the “Threshold”), (ii) creating, terminating, modifying or amending any agreements, relationships, rights or obligations of NuStar and Sunoco, or (iii) taking (or agreeing to take) any other action that would limit the freedom of action with respect to the businesses, assets or properties of NuStar and Sunoco, except for any action described in clause (ii) or (iii) that would reasonably be expected to have a material adverse effect on NuStar and Sunoco, taken as a whole following the Closing. To the extent that Sunoco or Sunoco GP or any of their subsidiaries or affiliates acquire, or enter into any agreement to acquire, or enter into any joint venture arrangements with respect to, any other person, assets or business that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger to a date past the End Date (after giving effect to potential extensions thereof) in addition to other remedies that may be available to NuStar under the Merger Agreement, the Threshold will be of no further force or effect.

In the event that any claim, action or proceeding, including by any governmental entity or private third party, is instituted (or threatened) challenging or seeking to restrain, prohibit or place conditions on the consummation of the Merger, Sunoco and NuStar are required to defend or contest, including through litigation or other means, any such action or proceeding and to have vacated, lifted, reversed or overturned any legal restraint that is in effect and that prohibits, prevents or restricts consummation of the Merger.

Exchange of Units

Computershare Trust Company, N.A. will serve as the exchange agent for purposes of the Unit Issuance.

Adjustment to Exchange Ratio

The Merger Consideration, the Exchange Ratio and any other similarly dependent items will be equitably adjusted if at any time between the date of the Merger Agreement and the Effective Time or the date, if any, on which the Merger Agreement is validly terminated pursuant to its terms, there occurs any change in the outstanding NuStar Common Units or outstanding Sunoco Common Units occurs as a result of any reclassification, unit split (including a reverse unit split) or combination, exchange or readjustment of units, or any unit distribution with a record date during such period.

NuStar Common Units

Promptly after the Effective Time, the exchange agent will mail to each record holder of NuStar Common Units, which at the Effective Time were converted into the right to receive the Merger Consideration, (i) a letter of transmittal and (ii) instructions for use in effecting the surrender of the certificates or book-entry units in exchange for the Merger Consideration, cash in lieu of any fractional Sunoco Common Units or any distributions, without interest, with a record date occurring prior to the Effective Time. Such holders will be paid the Merger Consideration to which they are entitled upon the surrender to the exchange agent of such NuStar Common Units and a duly completed and validly executed letter of transmittal and any other documents required by the exchange agent.

No fractional Sunoco Common Units will be issued in the Merger, but in lieu thereof, each holder of NuStar Common Units otherwise entitled to a fractional Sunoco Common Unit will be entitled to receive, subject to applicable withholding, a cash payment (without interest and rounded to the nearest cent) in lieu of any such fractional Sunoco Common Unit in an amount equal to the product of (i) the volume-weighted average closing price of one Sunoco Common Unit as reported on the NYSE for the ten consecutive full trading days ending at the close of trading on the full trading day immediately preceding the Closing Date and (ii) the fraction of a Sunoco Common Unit that such holder would otherwise be entitled to receive pursuant to the Merger Agreement. No interest will be paid or will accrue on any cash amounts received in lieu of any fractional Sunoco Common Units.

Distributions; Withholding

No distributions declared or made with respect to Sunoco Common Units with a record date after the Effective Time will be paid to the holder of any unsurrendered NuStar Common Units, and no cash payment in lieu of fractional Sunoco Common Units will be paid to any such holder, in each case, until such holder has delivered the required documentation and surrendered any such certificates or book-entry units. Following such compliance, there will be paid to the holder of Sunoco Common Units, without interest, (i) promptly after the time of such compliance, and with no effect to the Merger Consideration to which such holder is entitled, the amount of any cash payable in lieu of fractional Sunoco Common Units to which such holder is entitled and the amount of distributions with a record date after the Effective Time theretofore paid with respect to such Sunoco Common Units and (ii) at the appropriate payment date, the amount of distributions with a record date after the Effective Time but prior to such delivery and surrender of NuStar Common Units and a payment date subsequent to such delivery and surrender payable with respect to such Sunoco Common Units.

If any certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed (and, if required by Sunoco, the posting by such person of a bond) in such reasonable amount as Sunoco may direct, as indemnity against any claim that may be made against it with respect to such certificate, the exchange agent will issue in exchange for such lost, stolen or destroyed certificate the Merger Consideration and distributions to be paid in respect of the units represented by such certificate.

Each of Sunoco, NuStar, Merger Sub and the exchange agent will be entitled to deduct and withhold from the consideration payable under the Merger Agreement to any holder of units as such amounts as are required to be withheld or deducted under the Code, or any tax law with respect to the making of such payment. To the extent that amounts are so deducted and withheld and timely paid over to the applicable governmental authority, such withheld amounts will be treated as having been paid to the person in respect of whom such deduction and withholding was made. If any such deduction or withholding is taken in Sunoco Common Units, Sunoco, Merger Sub or the exchange agent (as applicable) will be treated as having sold such Sunoco Common Units on behalf of the applicable recipient for an amount of cash equal to the fair market value of such Sunoco Common Units at the time of such deemed sale.

Eighteen months after the Effective Time, any portion of the exchange fund that remains undistributed to former NuStar Common Unitholders will be delivered to Sunoco and any NuStar Common Unitholders who have not surrendered such NuStar Common Units to the exchange agent in compliance with the Merger Agreement may thereafter look only to Sunoco for payment of their claim for the applicable Merger Consideration, any cash in lieu of fractional Sunoco Common Units, and any distributions payable pursuant to the Merger Agreement.

Special Distribution

In connection with the Merger, the parties will coordinate regarding the declaration by NuStar of a distribution to holders of NuStar Common Units to receive, prior to the Effective Time, the Special Distribution in the amount of $0.212 per NuStar Common Unit. The Special Distribution will be declared and paid on, and to holders of record of, NuStar Common Units as of such dates as are mutually agreed upon by Sunoco and NuStar (to be no later than the Effective Time) and will be subject to applicable law and compliance with the terms of the NuStar Partnership Agreement.

Treatment of NuStar Equity Awards

NuStar Restricted Unit Awards. At the Effective Time, pursuant to the terms of the applicable NuStar LTIP and the terms of the Merger Agreement, each NuStar Restricted Unit Award will become fully vested and will be cancelled and converted into the right to receive (i) a number of Sunoco Common Units equal to the product of (A) the number of NuStar Common Units subject to such NuStar Restricted Unit Award immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio and (ii) a cash payment equal to the product of (A) the number of NuStar Common Units subject to such NuStar Restricted Unit Award immediately prior to the Effective Time multiplied by (B) the per-unit amount of the Special Distribution.

NuStar Performance Cash Awards. At the Effective Time, pursuant to the terms of the applicable NuStar LTIP and the terms of the Merger Agreement, each NuStar Performance Cash Award will become fully vested and will be cancelled and converted into the right to receive an amount in cash equal to 200% of the target amount of cash pursuant to such NuStar Performance Cash Award, except that for each NuStar Performance Cash Award that constitutes a carry forward award, the cash amount will equal 100% of the target amount.

NuStar Time-Vesting Cash Awards. At the Effective Time, pursuant to the terms of the applicable NuStar LTIP and the terms of the Merger Agreement, each NuStar Time-Vesting Cash Award will become fully vested and will be cancelled and converted into the right to receive an amount in cash equal to 100% of the amount of cash subject to such NuStar Time-Vesting Cash Award.

NuStar Preferred Units; NuStar Subordinated Notes

Each NuStar Preferred Unit issued and outstanding immediately prior to the Effective Time will remain issued and outstanding from and after the Effective Time as a limited partnership interest of the Surviving Entity in the Merger having the same terms as are applicable to such NuStar Preferred Units immediately prior to the Effective Time.

Upon the request of Sunoco, NuStar will prepare a notice of redemption of (i) all outstanding NuStar Preferred Units (the “Preferred Redemption”) in accordance with the NuStar Partnership Agreement and (ii) all of the outstanding principal amount of the NuStar Subordinated Notes in accordance with the Subordinated Notes Indenture (the “Subordinated Notes Redemption” and, together with the Preferred Redemptions, the “Redemptions”), and use reasonable best efforts to take all other actions reasonable, customary or necessary to prepare for the Redemptions after the Effective Time in accordance with the NuStar Partnership Agreement or Subordinated Notes Indenture, as applicable; provided, that no notice of redemption or similar notice will be required to be issued by NuStar or any of its subsidiaries until after the Effective Time and NuStar will not be required to cause the Redemptions to occur or to commit the Redemptions to occur prior to the Effective Time. If, following Sunoco’s written request, NuStar delivered to Sunoco a customary payoff letter, then Sunoco will provide (or cause to be provided) all funds for any Redemptions.

Listing of Sunoco Common Units Issued in the Transactions; Delisting and Deregistration of NuStar Common Units After the Transactions

Sunoco will cause the Sunoco Common Units to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance. Although the obligations of NuStar to complete the Merger are subject to the fulfillment (or waiver) of the condition requiring approval of listing of the Sunoco Common Units to be issued in the Merger on the NYSE, subject to official notice of issuance, there can be no assurance that such Sunoco Common Units will continue to be listed in the future. Upon completion of the Merger, the NuStar Common Units will cease to be listed on the NYSE and will subsequently be deregistered under the Exchange Act.

Litigation Related to the Merger

Sunoco and NuStar may be subject to class action lawsuits relating to the Merger, which could result in an injunction preventing the completion of the Merger, substantial costs to Sunoco and NuStar or materially adverse consequences for their business, financial condition and operating results. As of the date of this proxy statement/prospectus, Sunoco and NuStar are unaware of any securities class action lawsuits or derivative lawsuits having been filed in connection with the Merger. See the section entitled “Risk Factors” for additional information regarding any such potential litigation.

THE MERGER AGREEMENT

The following section summarizes material provisions of the Merger Agreement. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. This summary is subject to, and qualified in its entirety by reference to, the Merger Agreement, which is attached as Annex A to this document and is incorporated by reference herein. The rights and obligations of the parties are governed by the express terms and conditions of the Merger Agreement and not by this summary or any other information contained in this document. You are urged to read the Merger Agreement carefully and in its entirety before making any decisions regarding the Merger.

The Merger Agreement summary is included in this document only to provide you with information regarding the terms and conditions of the Merger Agreement, and not to provide any other factual information about Sunoco or NuStar or their respective subsidiaries, affiliates or businesses. Accordingly, the representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this document and in the documents incorporated by reference herein. See the section entitled “Where You Can Find More Information.”

The representations, warranties and covenants contained in the Merger Agreement and described in this document were made only for purposes of the Merger Agreement, as of specific dates, and may be subject to more recent developments, were made solely for the benefit of the other parties to the Merger Agreement and may be subject to limitations agreed upon by the contracting parties, including being qualified by reference to confidential disclosures which may modify, qualify or create exceptions to the representations and warranties, for the purposes of allocating risk between the parties to the Merger Agreement, and do not establish these matters as facts. Further, the representations, warranties and covenants in the Merger Agreement may apply standards of materiality in a way that is different from what may be viewed as material by you or other investors. The representations and warranties contained in the Merger Agreement do not survive the Effective Time of the Merger. Moreover, information concerning the subject matter of the representations, warranties, covenants and agreements may change after the date of the Merger Agreement. Sunoco and NuStar will provide additional disclosure in their filings with the SEC, to the extent that they are aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the Merger Agreement and will update such disclosure as required by federal securities laws.

The Merger

The Merger Agreement, dated as of January 22, 2024, by and among Sunoco LP, Saturn Merger Sub, LLC, NuStar Energy L.P., Riverwalk Logistics, L.P., NuStar GP, LLC and Sunoco GP LLC, provides for the merger of Merger Sub with and into NuStar, with NuStar continuing as the Surviving Entity and a subsidiary of Sunoco. At the Effective Time, NuStar’s Certificate of Limited Partnership in effect immediately prior to the Effective Time will remain unchanged and will be the certificate of formation of the Surviving Entity, and NuStar’s limited partnership agreement in effect immediately prior to the Effective Time will be the limited partnership agreement of the Surviving Entity.

Merger Closing and Effective Time

The Closing will be at 9:00 a.m. Central Time on the second business day after the satisfaction or waiver of the conditions to closing, which are described in the section entitled “—Conditions to the Merger” unless Sunoco and NuStar agree in writing to a different date.

The Merger will be effective at the time the certificate of merger is filed with the Secretary of State of the State of Delaware or at such other, later date and time as is agreed between Sunoco and NuStar and specified in the certificate of merger in accordance with the relevant provisions of the Delaware LP Act, the Delaware LLC Act and the NuStar Partnership Agreement.

Sunoco GP Director

Prior to the Effective Time, Sunoco has agreed to take all necessary action so that upon and after the Effective Time the size of the current Sunoco GP Board is increased by one member and, effective as of the Effective Time, a member of the NuStar Managing GP Board to be mutually agreed between Sunoco and NuStar will be appointed to the Sunoco GP Board to fill the vacancy on the Sunoco GP Board created by such increase.

Continued Operations; Philanthropy

For a period of two years following the Effective Time, Sunoco will maintain and continue NuStar’s current office located in San Antonio, Texas.

Sunoco has also agreed to make certain charitable contributions to the organizations to which NuStar currently makes charitable contributions, in the amounts and for the applicable periods following the Effective Time as set forth in the Merger Agreement.

Sunoco Subscription

Sunoco has the right, but not the obligation, to cause a wholly owned subsidiary of Sunoco that is treated as a corporation or a partnership for U.S. federal income tax purposes, to subscribe, immediately prior to and conditioned on the occurrence of the Effective Time, for a number of NuStar Common Units representing one percent of all NuStar Common Units outstanding immediately following such issuance (the “New Sunoco Subsidiary Units”) at a price per NuStar Common Unit equal to the closing price of one NuStar Common Unit reported on the NYSE on the full trading day immediately prior to the Effective Time, payable in cash, a note or any other property that Sunoco and NuStar mutually agree to be of equal value; provided, that any such issuance of New Sunoco Subsidiary Units will be made following the record date for the Special Distribution and any applicable quarterly distribution (to the extent such record date is already set and expected to be prior to the Effective Time) and will be made pursuant to documentation to be mutually agreed between Sunoco and NuStar acting in good faith.

Merger Consideration

Common Units

At the Effective Time, each NuStar Common Unit issued and outstanding immediately prior to the Effective Time (other than any Excluded Units and Sunoco Held Units) will be converted into the right to receive 0.400 of a Sunoco Common Unit. Each person that receives Sunoco Common Units upon the exchange of NuStar Common Units for the Merger Consideration will be admitted as a limited partner of Sunoco.

No fractional Sunoco Common Units will be issued in the Merger, but in lieu thereof, each holder of NuStar Common Units otherwise entitled to a fractional Sunoco Common Unit will be entitled to receive, subject to applicable withholding, a cash payment (without interest and rounded to the nearest cent) in lieu of any such fractional Sunoco Common Unit in an amount equal to the product of (i) the volume-weighted average closing price of one Sunoco Common Unit as reported on the NYSE for the ten consecutive full trading days ending at the close of trading on the full trading day immediately preceding the Closing Date and (ii) the fraction of a Sunoco Common Unit that such holder would otherwise be entitled to receive pursuant to the Merger Agreement. No interest will be paid or will accrue on any cash amounts received in lieu of any fractional Sunoco Common Units.

The Merger Consideration, the Exchange Ratio and any other similarly dependent items will be equitably adjusted if at any time between the date of the Merger Agreement and the Effective Time or the date, if any, on which the Merger Agreement is validly terminated pursuant to its terms, there occurs any change in the outstanding NuStar Common Units or outstanding Sunoco Common Units occurs as a result of any reclassification, unit split (including a reverse unit split) or combination, exchange or readjustment of units, or any unit distribution with a record date during such period.

At the Effective Time, (i) all Excluded Units and (ii) any Sunoco Held Units (including any New Sunoco Subsidiary Units) will remain issued and outstanding from and after the Effective Time as limited partnership interests of the Surviving Entity in the Merger having the same terms as are applicable to NuStar Common Units immediately prior to the Effective Time.

Preferred Units

Each NuStar Preferred Unit issued and outstanding immediately prior to the Effective Time will remain issued and outstanding from and after the Effective Time as a limited partnership interest of the Surviving Entity in the Merger having the same terms as are applicable to such NuStar Preferred Unit immediately prior to the Effective Time.

General Partner Interest

The general partner interest in NuStar issued and outstanding immediately prior to the Effective Time will remain issued and outstanding from and after the Effective Time as the general partner interest of the Surviving Entity in the Merger.

Special Distribution

In connection with the Merger, the parties have agreed to coordinate regarding the declaration by NuStar of a distribution to holders of NuStar Common Units to receive, prior to the Effective Time, the Special Distribution in the amount of $0.212 per NuStar Common Unit. The Special Distribution will be declared and paid on, and to holders of record of, NuStar Common Units as of such dates as are mutually agreed upon by Sunoco and NuStar (to be no later than the Effective Time) and will be subject to applicable law and compliance with the terms of the NuStar Partnership Agreement.

Conditions to the Merger

Conditions to Each Party’s Obligations

Each party’s obligation to complete the Merger is subject to the fulfillment or waiver of the following conditions at or prior to the Effective Time:

•	the Merger Agreement must have been approved and adopted by the affirmative vote of a majority of outstanding NuStar Common Units as of the record date;

•

no temporary restraining order, preliminary or permanent injunction or other writ, injunction, judgment or decree preventing the consummation of the Merger will be issued by any court of competent jurisdiction or governmental authority and remain in effect, and no statute, rule, regulation or order will be enacted, entered, enforced or deemed applicable to the Merger that makes consummation of the Merger illegal;

•

all waiting periods (and any extension thereof) applicable to the transaction under the HSR Act, and the termination or expiration of any commitment to, or agreement with, any governmental authority not to consummate the Closing before a certain date must have terminated or expired;

•

the receipt by Sunoco of a written opinion of Vinson & Elkins LLP (or another nationally recognized tax counsel as may be reasonably acceptable to Sunoco and NuStar) dated as of the Closing Date and in form and substance reasonably satisfactory to NuStar to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, at least 90% of the gross income of Sunoco and NuStar, calculated on a pro forma combined basis, for all of the calendar year that immediately precedes the calendar year that includes the Closing Date and each calendar quarter of the calendar year that includes the Closing Date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code;

•

the receipt by NuStar of a written opinion of Sidley Austin LLP (or another nationally recognized tax counsel as may be reasonably acceptable to Sunoco and NuStar) dated as of the Closing Date and in form and substance reasonably satisfactory to Sunoco and NuStar to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, at least 90% of the gross income of NuStar for all of the calendar year that immediately precedes the calendar year that includes the Closing Date and each calendar quarter of the calendar year that includes the Closing Date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code; and

•

the Form S-4 (of which this document forms a part) must be effective, and no stop order suspending the effectiveness of the Form S-4 will be issued by the SEC and no proceedings for that purpose will be initiated or threatened by the SEC.

Conditions to NuStar’s Obligations

The obligation of NuStar to effect the Merger is further subject to the fulfillment, or waiver by NuStar prior to the Effective Time, of the following conditions:

•

the representations and warranties of Sunoco, Sunoco GP and Merger Sub in the Merger Agreement must be true and correct as of the date of the Merger Agreement and as of the Closing Date (except for any such representations and warranties made as of a specific date, which will be accurate in all respects as of such date) as though made at the Closing Date, except where such inaccuracies, individually or in the aggregate, would not have a Sunoco material adverse effect (defined below), except:

•

the representations and warranties of Sunoco, Sunoco GP and Merger Sub in the Merger Agreement regarding qualification and organization, equity interests, authority and noncontravention and finders or brokers must be true and correct as of the date of the Merger Agreement and as of the Closing Date as though made at the Closing Date; provided, that the representations and warranties that speak only as of a particular date or period need only be true and correct as of such date or period;

•	the representations and warranties of Sunoco, Sunoco GP and Merger Sub regarding the absence of certain changes or events were accurate in all respects as of the date of the Merger Agreement;

•

each of Energy Transfer, Sunoco, Sunoco GP and Merger Sub having in all material respects performed all obligations and complied with all covenants required by the Merger Agreement and the Support Agreement to be performed or complied with by it prior to the Effective Time;

•	Sunoco must have delivered to NuStar a certificate, dated as of the Closing Date, certifying to the effect that the two foregoing conditions to Closing have been satisfied;

•	Sunoco Common Units to be issued in the Merger having been approved for listing on the NYSE, subject to official notice of issuance;

•

NuStar having received a written opinion of Wachtell, Lipton, Rosen & Katz (or another nationally recognized tax counsel as may be reasonably acceptable to NuStar) dated as of the Closing Date and in form and substance reasonably satisfactory to NuStar to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for U.S. federal income tax purposes, the exchange of NuStar Common Units for Sunoco Common Units pursuant to the Merger should be treated as an exchange described in Section 721(a) of the Code;

•

Sunoco having received a written opinion of Vinson & Elkins LLP (or another nationally recognized tax counsel as may be reasonably acceptable to Sunoco and NuStar) dated as of the Closing Date and in form and substance reasonably satisfactory to NuStar to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, (i) at least 90% of the gross income of Sunoco for all of the calendar year that immediately precedes the calendar year that includes the Closing Date and each calendar quarter of the calendar year that includes the Closing Date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code and (ii) Sunoco should not be treated as an investment company for purposes of Section 721(b) of the Code; and

•	a Sunoco material adverse effect must not have occurred since the date of the Merger Agreement.

Conditions to Sunoco’s Obligations

The obligation of Sunoco to effect the Merger is further subject to the fulfillment, or waiver by Sunoco, at or prior to the Effective Time, of the following conditions:

•

the representations and warranties of NuStar, NuStar GP and NuStar Managing GP in the Merger Agreement must be true and correct as of the date of the Merger Agreement and as of the Closing Date as though made at the Closing Date (except for any such representations and warranties made as of a specific date, which will be accurate in all respects as of such date), without giving effect to any materiality qualifications set forth therein, except where such inaccuracies, individually or in the aggregate, would not have a NuStar material adverse effect (defined below), except:

•

the representations and warranties of NuStar, NuStar GP and NuStar Managing GP regarding qualification and organization, equity interests, authority and noncontravention and finder or brokers were accurate in all material respects as of the entry into the Merger Agreement and will be accurate in all material respects as of the Closing Date (except for any such representations and warranties made as of a specific date, which will be accurate in all material respects as of such date); and

•	the representations and warranties of NuStar, NuStar GP and NuStar Managing GP regarding the absence of certain changes or events were accurate in all respects as of the date of the Merger Agreement;

•

NuStar, NuStar GP and NuStar Managing GP must have performed, in all material respects, all of its obligations and complied with all covenants required by the Merger Agreement to be performed or complied with prior to the Effective Time;

•	NuStar must have delivered to Sunoco a certificate, dated as of the Closing Date, certifying to the effect that the two foregoing conditions to closing have been satisfied; and

•	a NuStar material adverse effect must not have occurred since the date of the Merger Agreement.

No Dissenters’ or Appraisal Rights

Under the Delaware LP Act and NuStar Partnership Agreement, NuStar Common Unitholders do not have rights to an appraisal of the fair value of their NuStar Common Units in connection with the Merger.

Representations and Warranties

The Merger Agreement contains representations and warranties made by each of Sunoco, Sunoco GP and Merger Sub, on the one hand, and NuStar, NuStar GP and NuStar Managing GP, on the other, to the other party, regarding aspects of their respective businesses, financial condition and structure, as well as other facts pertinent to the Merger. These representations and warranties are in many respects subject to materiality, knowledge and other similar qualifications contained in the Merger Agreement and expire at the Effective Time. The representations and warranties of each of Sunoco, Sunoco GP and Merger Sub, on the one hand, and NuStar, NuStar GP and NuStar Managing GP, on the other, were made solely for the benefit of the applicable other parties. In addition, those representations and warranties were intended not as statements of actual fact, but rather as a way of allocating risk between the parties, were modified by the disclosure schedules attached to the Merger Agreement, were subject to the materiality standard described in the Merger Agreement (which may differ from what may be viewed as material by you) and were made only as of the date of the Merger Agreement and the Closing Date of the Merger or another date as is specified in the Merger Agreement. Information concerning the subject matter of these representations or warranties may have changed since the date of the Merger Agreement. Sunoco and NuStar will provide additional disclosure in their SEC reports to the extent that they are aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the Merger Agreement and will update such disclosure as required by federal securities laws.

NuStar

NuStar, NuStar GP and NuStar Managing GP made a number of representations and warranties to Sunoco, Sunoco GP and Merger Sub, including representations and warranties related to the following matters:

•	the organization, qualification to do business and good standing of NuStar, NuStar GP, NuStar Managing GP and their subsidiaries;

•	equity interests of NuStar, NuStar GP and NuStar Managing GP;

•	the subsidiaries of NuStar, NuStar GP and NuStar Managing GP;

•

the authority of NuStar, NuStar GP, NuStar Managing GP, and the governmental and regulatory approvals necessary, to enter into the Merger Agreement and consummate the transactions contemplated thereby;

•	NuStar, NuStar GP, NuStar Managing GP and their subsidiaries’ internal controls over financial reporting, SEC filings and the financial statements contained therein;

•	the absence of undisclosed liabilities for NuStar, NuStar GP, NuStar Managing GP and their subsidiaries;

•	the absence of any legal proceedings or orders of NuStar, NuStar GP, NuStar Managing GP and their subsidiaries;

•	NuStar, NuStar GP, NuStar Managing GP and their subsidiaries’ compliance with laws and permits;

•	NuStar, NuStar GP, NuStar Managing GP and their subsidiaries’ environmental liabilities and compliance with environmental laws;

•	NuStar, NuStar GP, NuStar Managing GP and their subsidiaries’ employee benefit plans and other employee benefits matters;

•	the conduct of NuStar, NuStar GP, NuStar Managing GP and their subsidiaries’ business and the absence of certain adverse changes or events since December 31, 2022;

•	the accuracy of the information supplied by NuStar, NuStar GP, NuStar Managing GP and their subsidiaries for this document and the registration statement of which it is a part;

•	certain regulatory matters related to NuStar, NuStar GP, NuStar Managing GP and their subsidiaries;

•	NuStar, NuStar GP, NuStar Managing GP and their subsidiaries’ taxes, tax returns and other tax matters;

•	certain employment and labor matters related to NuStar, NuStar GP, NuStar Managing GP and their subsidiaries;

•	NuStar, NuStar GP, NuStar Managing GP and their subsidiaries’ intellectual property;

•	NuStar, NuStar GP, NuStar Managing GP and their subsidiaries’ data privacy;

•	NuStar, NuStar GP, NuStar Managing GP and their subsidiaries’ owned and leased real property and rights-of-way;

•	NuStar, NuStar GP, NuStar Managing GP and their subsidiaries’ insurance policies;

•

the receipt by the NuStar Managing GP Board of an opinion from Barclays related to the fairness, from a financial point of view, of the Exchange Ratio and Special Distribution to the NuStar Common Unitholders (other than holders of Excluded Units and Sunoco Held Units);

•	NuStar, NuStar GP, NuStar Managing GP and their subsidiaries’ material contracts and the absence of a material breach of or material default under such contracts;

•	the related party transactions of NuStar, NuStar GP, NuStar Managing GP and their subsidiaries;

•	except for Barclays, no investment banker, broker or finder fees in connection with the consummation of the Merger;

•	the inapplicability of any state’s anti-takeover statute restrictions;

•	the absence of any material violations since January 1, 2021, of any laws governing export control and economic sanctions by NuStar, NuStar GP, NuStar Managing GP and their subsidiaries; and

•	the absence of any additional Sunoco representations or warranties beyond those in the Merger Agreement.

Sunoco

Sunoco, Sunoco GP and Merger Sub each also made a number of representations and warranties to NuStar, NuStar GP and NuStar Managing GP, including representations and warranties related to the following matters:

•	organization, qualification to do business and good standing of Sunoco, Sunoco GP, Merger Sub and their subsidiaries;

•	the equity interests of Sunoco and Merger Sub;

•	the subsidiaries of Sunoco;

•	the authority of Sunoco, Sunoco GP, Merger Sub, and the governmental and regulatory approvals necessary, to enter into the Merger Agreement and consummate the transactions contemplated thereby;

•	Sunoco, Sunoco GP, Merger Sub and their subsidiaries’ internal controls over financial reporting, SEC filings and the financial statements contained therein;

•	the absence of undisclosed liabilities for Sunoco, Sunoco GP, Merger Sub and their subsidiaries;

•	Sunoco, Sunoco GP, Merger Sub and their subsidiaries’ environmental liabilities and compliance with environmental laws;

•	the conduct of Sunoco, Sunoco GP, Merger Sub and their subsidiaries’ business and the absence of certain adverse changes or events since December 31, 2022;

•	the absence of any legal proceedings or orders of Sunoco, Sunoco GP, Merger Sub and their subsidiaries;

•	the accuracy of the information supplied by Sunoco, Sunoco GP, Merger Sub and their subsidiaries for this document and the registration statement of which it is a part;

•	certain regulatory matters related to Sunoco, Sunoco GP, Merger Sub and their subsidiaries;

•	Sunoco, Sunoco GP, Merger Sub and their subsidiaries’ taxes and tax returns and other tax matters;

•	Sunoco, Sunoco GP, Merger Sub and their subsidiaries’ intellectual property;

•	Sunoco, Sunoco GP, Merger Sub and their subsidiaries’ data privacy;

•	Sunoco, Sunoco GP, Merger Sub and their subsidiaries’ owned and leased real property and rights-of-way;

•	the absence of a material breach of or material default under material contracts of Sunoco, Sunoco GP and Merger Sub;

•	Sunoco, Sunoco GP, Merger Sub and their subsidiaries’ insurance policies;

•	the related party transactions of Sunoco, Sunoco GP, Merger Sub and their subsidiaries;

•	except for fees paid to Truist, no investment banker, broker or finder fees in connection with the consummation of the Merger;

•	Sunoco (and their controlled affiliates) do not “beneficially own” (as such term is defined for purposes of Section 13(d) of the Exchange Act) NuStar Units;

•	the absence of any material violations since January 1, 2021 of any laws governing export control and economic sanctions by Sunoco, Sunoco GP, Merger Sub and their subsidiaries; and

•

the availability to Sunoco of sufficient funds, by way of the Committed Financing (as defined in the Merger Agreement), to refinance NuStar’s indebtedness or otherwise satisfy requirements of such obligations; and

•	the absence of any additional NuStar representations or warranties beyond those in the Merger Agreement.

Definition of Material Adverse Effect

Many of the representations and warranties of Sunoco, Sunoco GP, NuStar, NuStar GP, NuStar Managing GP and Merger Sub are qualified by a material adverse effect standard. In addition, it is a condition to each party’s obligation to complete the Merger that the other party has not experienced a material adverse effect. For purposes of the Merger Agreement, “material adverse effect,” with respect to either Sunoco or NuStar, is defined to mean an event, change, effect, development or occurrence that has had, or is reasonably likely to have, a material adverse effect on the business, financial condition or continuing results of operations of either (i) Sunoco and its subsidiaries, taken as a whole, or (ii) NuStar and its subsidiaries, taken as a whole, as the case may be, in either case, other than any event, change, effect, development or occurrence resulting from or arising out of:

(A)

any event, change, effect, development or occurrence in or generally affecting the economy, the financial or securities markets, or political, legislative or regulatory conditions, in each case in the United States or elsewhere in the world, including any changes in supply, demand, currency exchange rate, interest rates, tariff policy, monetary policy or inflation;

(B)	any changes or developments in the industries in which Sunoco or NuStar conducts its business;

(C)

any changes or developments in prices for oil, natural gas, ammonium or other commodities or for NuStar’s raw material inputs and end products, including general market prices and regulatory changes generally affecting the industries in which the parties operate;

(D)	the negotiation, execution, announcement, pendency or the existence of, compliance with or performance under, the Merger Agreement or the transactions contemplated hereby;

(E)

any taking of any action or failure to take any action, in either case, as required by the Merger Agreement or at the request of the other parties thereto or consented to in writing by the other parties thereto or any taking of any action or failure to take any action, in either case, which requires the consent of the other parties thereto and the other parties thereto declines to grant consent;

(F)

any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other law of or by any national, regional, state or local governmental authority, or market administrator;

(G)	any changes in GAAP or accounting standards or interpretations thereof;

(H)

(1) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires, epidemics, pandemics (including COVID-19), or any weather-related or meteorological events or other force majeure event or natural disasters or (2) outbreak or escalation of hostilities or acts of war or terrorism, sabotage, civil disobedience, cyber-terrorism or any escalation or general worsening of the foregoing (including the conflict between the Russian Federation and Ukraine and the conflict in Israel and the surrounding region) and any sanctions or similar actions relating thereto;

(I)

failure by the applicable party to meet any internal or external projections or forecasts or estimates, milestones or budgets or financial or operating predictions of revenues, earnings or other financial or operating metrics for any period (although this exclusion does not affect a determination that the underlying event, change, effect, development or occurrence resulted in, or contributed to, a material adverse effect);

(J)

any changes in the unit price or trading volume of the equity interests of Sunoco or NuStar, as the case may be, or in their respective credit ratings (although this exclusion does not affect a determination that the underlying event, change, effect, development or occurrence resulted in, or contributed to, a material adverse effect); or

(K)

any breach by either party to the Merger Agreement; except, in each case with respect to subclauses (A) through (C) and (F) through (H) above, to the extent disproportionately affecting Sunoco or NuStar, as the case may be, and its subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which such party and its subsidiaries operate, in which case only the incremental disproportionate, adverse effect relative to other such similarly situated companies may be taken into account in determining whether there has been or would be reasonably likely to be, a “material adverse effect.”

Conduct of Business Pending the Merger

NuStar

NuStar has agreed that, until the earlier of the termination of the Merger Agreement or the Effective Time, except as required by law or any applicable stock exchange or regulatory authority, as may be consented to in writing by Sunoco, as may be contemplated or required by the Merger Agreement or, to the extent action is reasonably taken or omitted in response to an emergency or as set forth on NuStar’s disclosure schedule to the Merger Agreement, NuStar will, and will cause its subsidiaries to, use their reasonable best efforts to conduct their businesses in the ordinary course in all material respects and preserve substantially intact their present lines of business, maintain their rights, franchises, and NuStar permits and preserve their relationships with significant customers and suppliers, in each case, in all material respects.

NuStar has further agreed that, on behalf of itself and its subsidiaries, until the earlier of the termination of the Merger Agreement or the Effective Time, except as required by law or any applicable stock exchange or regulatory authority, as may be agreed in writing by Sunoco, as may be contemplated or required by the Merger Agreement or as set forth on NuStar’s disclosure schedule, NuStar:

•

will not adopt any amendments to its organizational documents, and will not permit any of its subsidiaries to adopt any amendments to its respective organizational document, other than amendments by its subsidiaries that would not reasonably be expected to be materially adverse to (i) Sunoco or any of its affiliates or (ii) following the Closing, NuStar and its subsidiaries, taken as a whole;

•

will not, and will not permit any of its subsidiaries to, issue, sell, pledge, dispose of, encumber, split, combine or reclassify or authorize the issuance, sale, pledge, disposition, encumbrance, split, combination or reclassification of any of its equity interests of NuStar or its subsidiaries or any securities convertible into or exchangeable for any such equity interests, or any rights, warrants or options to acquire any such equity interests or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing NuStar benefit plans, other than (i) issuances of NuStar Common Units in respect of any settlement of NuStar LTI Awards in accordance with their terms, (ii) for transactions solely among NuStar and a wholly owned NuStar subsidiary or among wholly owned NuStar subsidiaries;

•

will not, and will not permit any of its subsidiaries to, authorize or pay any dividends on or make any distribution with respect to its equity interests, except (i) dividends or distributions by NuStar subsidiaries only to NuStar or to any other NuStar subsidiary, (ii) dividends or distributions required under the applicable organizational documents, (iii) regular quarterly cash distributions not in excess of $0.40 per unit per quarter, (iv) dividends or distributions paid or settled in connection with the exercise or settlement of NuStar LTI Awards in accordance with their terms, (v) distributions on the NuStar Preferred Units as required or explicitly contemplated by and in accordance with the terms of the NuStar Partnership Agreement, (vi) dividend equivalent rights under NuStar LTI Awards or (vii) the Special Distribution;

•

will not, and will not permit any of its subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or enter into a letter of intent or agreement in principle with respect thereto, other than as would not reasonably be expected to be materially adverse to (i) Sunoco or any of its affiliates or (ii) following the Closing, NuStar and its subsidiaries, taken as a whole;

•

will not, and will not permit any of its subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any equity interests of any of them or any rights, warrants or options to acquire any such equity interests, except for transactions among NuStar and its subsidiaries or among NuStar’s subsidiaries;

•

will not, and will not permit any of its subsidiaries to, make, directly or indirectly, any acquisition of any other person or business or make any loans, advances or capital contributions to, or investments in, any other person with a value in excess of $25 million in the aggregate, except, for the avoidance of doubt, as contemplated by the NuStar 2024 planned capex;

•

will not, and will not permit any of its subsidiaries to, authorize any capital expenditures in excess of $25 million in the aggregate, except, for the avoidance of doubt, for (i) expenditures contemplated by the NuStar 2024 planned capex or (ii) expenditures made in response to any emergency;

•

will not, and will not permit any of its subsidiaries to, sell, lease, sublease, license, sublicense, transfer, exchange, abandon, waive, relinquish, assign or swap, or otherwise dispose of any properties or non-cash assets with a value in excess of $25 million in the aggregate, to any third party except for (i) sales, transfers and dispositions of obsolete or worthless equipment, (ii) sales, transfers and dispositions of inventory, commodities and produced hydrocarbons, crude oil and refined products in the ordinary course of business, (iii) sales, leases, transfers or other dispositions made in connection with any transaction among NuStar and its wholly owned subsidiaries or among NuStar’s wholly owned subsidiaries, (iv) immaterial asset swaps or (v) pursuant to the NuStar Receivables Financing Agreement;

•

except as required by any NuStar benefit plan in effect on the date of the Merger Agreement, will not, and will not permit any of its subsidiaries to, (i) increase the compensation or other benefits payable or provided to any directors, officers, or employees or other individual service providers of NuStar, other than any new entitlement provided to a new employee who is permitted to be hired under the Merger Agreement, (ii) enter into, adopt, terminate or amend any employment, change of control, severance or retention agreement, non-competition or similar agreement or arrangement with any director, officer, employee, independent contractor or other individual service provider of NuStar, (iii) establish, adopt, enter into, terminate or materially amend any NuStar benefit plan, except for annual renewals of group welfare plans in the ordinary course of business that would not result in additional or increased benefits, (iv) enter into, terminate or amend any labor agreement or recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any NuStar employees, (v) hire or terminate (other than for cause) the employment or engagement of any NuStar employee who is at the level of vice president or above, (vi) grant, announce or authorize the grant of any NuStar LTI Awards or any other equity-based awards, (vii) enter into or make any loans or advances to any of its officers, directors, employees, agents, or consultants (other than loans or advances for travel or reasonable business expenses or those otherwise made in the ordinary course of business), (viii) implement any employee layoffs, plant closings, or reductions in force, that trigger obligations under the Worker Adjustment and Retraining Notification Act of 1998, as amended, or (ix) waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or NuStar employee or service provider;

•

will not, and will not permit any of its subsidiaries to, make any broad-based written or broad-based oral communications to employees or individual independent service providers of NuStar pertaining to compensation or benefits matters related to or contemplated by the Merger Agreement without prior discussion between Sunoco and NuStar;

•

will not, and will not permit any of its subsidiaries to, change in any material respect financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP or, for the avoidance of doubt, applicable law;

•

will not, and will not permit any of its subsidiaries to, incur, assume, guarantee or otherwise become liable for any indebtedness for borrowed money or any guarantee of such indebtedness, except for (i) any revolving credit borrowings or similar extensions of credit under the NuStar Credit Agreement incurred in the ordinary course of business, (ii) any indebtedness among NuStar and wholly owned subsidiaries or among NuStar’s wholly owned subsidiaries, (iii) for the avoidance of doubt, any indebtedness incurred in response to any emergency, or (iv) any guarantees of any of the indebtedness described in any of the foregoing clauses (i)-(iii);

•

will not, and will not permit any of its subsidiaries, to prepay, redeem, repurchase, defease, cancel or otherwise acquire any indebtedness or guarantees thereof of NuStar or any of its subsidiaries, other than (i) for transactions between NuStar and its subsidiaries or among NuStar’s subsidiaries, at stated maturity, (ii) prepayment and repayment of revolving loans in the ordinary course of business and (iii) any required amortization payments and mandatory prepayments, in each case in accordance with the terms of the instrument governing such indebtedness;

•

other than in the ordinary course of business, will not, and will not permit any of its subsidiaries to, (i) enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any material contract or any contract that would be a material contract or (ii) amend, terminate, or intentionally waive any material right under, any material contract or any contract that would be a material contract;

•	will not, and will not permit any of its subsidiaries to, enter into any transaction that would be required to be reported by NuStar pursuant to Item 404 of Regulation S-K;

•

will not, and will not permit any of its subsidiaries to, waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises that do not exceed $10 million in the aggregate (excluding amounts covered by insurance);

•

will not, and will not permit any of its subsidiaries to, (i) change its fiscal year or any material method of tax accounting, (ii) make (except in the ordinary course of business), change or revoke any material tax election, (iii) enter into any closing agreement with respect to, or otherwise settle or compromise, any material claim or liability for taxes, (iv) file any material amended tax return or (v) surrender a claim for a material refund of taxes;

•

will not, and will not permit any of its subsidiaries to, (i) take any action or fail to take any reasonable action if such action or failure to take such action would reasonably be expected to cause NuStar or any material NuStar subsidiary to be treated, for U.S. federal income tax purposes, as a corporation and (ii) engage in any activity or conduct business in a manner that would cause less than 90% of the gross income of NuStar for any calendar quarter since its formation and prior to the Effective Time to be treated as “qualifying income” within the meaning of Section 7704(d) of the Code;

•	will not amend its engagement letter with Barclays in a manner that would result in the total fees owed thereunder by NuStar being increased; and

•	will not, and will not permit any of its subsidiaries to, agree to take any of the foregoing actions.

Sunoco

Sunoco has agreed that, until the earlier of the termination of the Merger Agreement or the Effective Time, except as required by law or any applicable stock exchange or regulatory authority, as may be consented to in writing by NuStar, as may be contemplated or required by the Merger Agreement, or, to the extent action is reasonably taken or omitted in response to an emergency or as set forth on Sunoco’s disclosure schedule to the Merger Agreement, Sunoco will, and will cause its subsidiaries to, use their reasonable best efforts to conduct their businesses in the ordinary course in all material respects and preserve substantially intact their present lines of business, maintain their rights, franchises and Sunoco permits and preserve their relationships with significant customers and suppliers, in each case, in all material respects.

Sunoco has further agreed that, until the earlier of the termination of the Merger Agreement or the Effective Time, except as required by law or any applicable stock exchange or regulatory authority, as may be agreed in writing by NuStar, as may be contemplated or required by the Merger Agreement, or as set forth on Sunoco’s disclosure schedule, Sunoco:

•	will not adopt any amendments to Sunoco’s organizational documents;

•

will not, and will not permit any of its subsidiaries to, issue, sell, pledge, dispose of, encumber, split, combine or reclassify any of their equity interests or any securities convertible into or exchangeable for any such equity interests or any rights, warrants or options to acquire any such equity interests or convertible or exchangeable securities, except for (i) issuances of Sunoco Common Units in respect of any settlement of Sunoco equity awards and (ii) any such transaction with a subsidiary of Sunoco which remain a subsidiary of Sunoco after consummation of such transaction;

•

will not, and will not permit any of its subsidiaries that is not wholly owned by Sunoco to, authorize or pay any dividends on or make any distribution with respect to its outstanding equity securities (whether in cash, assets, partnership units, stock or other securities of Sunoco or its subsidiaries), except for (i) dividends or distributions by any subsidiaries only to Sunoco or any subsidiary of Sunoco in the ordinary course of business, (ii) dividends or distributions required under the applicable organizational documents, or under any equity-based incentive plan and any related award agreements entered into thereunder, and (iii) regular quarterly cash distributions in the ordinary course in accordance with the requirements set forth in Sunoco’s organizational documents;

•

will not, and will not permit any of its material subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, and other than any restructuring or reorganization solely among Sunoco and its subsidiaries or among Sunoco’s subsidiaries;

•

will not, and will not permit any of its subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any equity interests of any of them or any rights, warrants or options to acquire any such equity interests;

•

will not, and will not permit any of its subsidiaries to, (i) change its fiscal year or any material method of tax accounting, (ii) make (except in the ordinary course of business), change or revoke any material tax election, (iii) enter into any closing agreement with respect to, or otherwise settle or compromise, any material claim or liability for taxes, (iv) file any material amended tax return or (v) surrender a claim for a material refund of taxes;

•

will not, and will not permit any of its subsidiaries to, (i) take any action or fail to take any reasonable action if such action or failure to take such action would reasonably be expected to cause Sunoco or any of its material subsidiaries to be treated, for U.S. federal income tax purposes, as a corporation and (ii) engage in any activity or conduct its business in a manner that would cause less than 90% of the gross income of Sunoco for any calendar quarter since its formation and prior to the Effective Time to be treated as “qualifying income” within the meaning of Section 7704(d) of the Code;

•

will not, and will not permit any of its subsidiaries to, acquire, or enter into any agreement to acquire, or enter into any joint venture arrangements with respect to, any other person, assets or business, except for (i) any acquisition that (x) is for solely cash consideration, would not reasonably be expected to result in any downgrade in the credit rating of Sunoco and (y) would not reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger and (ii) acquisitions pursuant to contracts in effect as of the date of the Merger Agreement;

•

will not, and will not permit any of its subsidiaries to, sell, lease, sublease, license, sublicense, transfer, exchange, abandon, waive, relinquish, assign or swap, or otherwise dispose of any properties or non-cash assets with a value in excess of $75 million in the aggregate, to any third party except for (i) sales, transfers and dispositions of obsolete or worthless equipment, (ii) sales, transfers and dispositions of inventory, commodities and produced hydrocarbons, crude oil and refined products in the ordinary course of business, (iii) sales, leases, transfers or other dispositions made in connection with any transaction among Sunoco, (iv) immaterial asset swaps and (v) such transactions pursuant to contracts in effect as of the date of the Merger Agreement;

•

will not, and will not permit any of its subsidiaries to, change in any material respect financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP or, for the avoidance of doubt, applicable law;

•

will not, and will not permit any of its subsidiaries to, incur, assume, guarantee or otherwise become liable for any indebtedness for borrowed money or any guarantee of such indebtedness for borrowed money, except for (i) any indebtedness for borrowed money primarily in connection with the transactions contemplated by the Merger Agreement or that would not reasonably be expected to result in a downgrade of the issuer credit rating of Sunoco (or the combined partnership following the Effective Time), (ii) any revolving credit borrowings or similar extensions of credit under the Sunoco Credit Agreement incurred in the ordinary course of business, (iii) any indebtedness among Sunoco or its subsidiaries, (iv) for the avoidance of doubt, any indebtedness incurred in response to any emergency, or (v) any guarantees of any of the indebtedness described in any of the foregoing clauses (i)-(iv);

•

will not, and will not permit any of its subsidiaries to, enter into any transaction (i) that would be required to be reported by Sunoco pursuant to Item 404 of Regulation S-K or (ii) with Energy Transfer or any of its affiliates, in the case of clause (ii), to the extent it would reasonably be expected to be materially adverse to NuStar, taken as a whole, or its unitholders; and

•	will not, and will not permit any of its subsidiaries to, agree to take any of the foregoing actions.

Non-Solicitation of Alternative Transactions

Pursuant to the Merger Agreement, each of Sunoco and NuStar have agreed not to (and have agreed to cause its respective directors, officers and subsidiaries and their respective directors and officers not to, as well as to instruct their other officers and employees, accountants, consultants, investment bankers, financial advisors or other representatives acting on their behalf not to), directly or indirectly:

•

solicit, initiate, propose, knowingly facilitate or knowingly encourage any acquisition proposals or any proposal, inquiry or offer that would reasonably be expected to lead to, result in or constitute an acquisition proposal;

•

furnish to any third party or its representatives any non-public information relating to Sunoco and NuStar or afford to such person access to the business, properties, assets, books, records or other non-public information, or to the personnel of such party, in any case, in connection with an acquisition proposal or any proposal, inquiry or offer that would reasonably be expected to lead to, result in or constitute an acquisition proposal;

•

enter into, participate in or otherwise engage in any discussions or negotiations with any third party or its representatives with respect to any acquisition proposal or any other proposal, inquiry or offer that constitutes, or would reasonably be expected to lead to, result in or constitute an acquisition proposal;

•	adopt, approve, endorse or recommend any acquisition proposal or any proposal, inquiry or offer that would reasonably be expected to lead to, result in or constitute an acquisition proposal; or

•	enter into any agreement in principle, letter of intent or other contract in respect of an acquisition proposal or acquisition transaction with a third party.

Notwithstanding these restrictions, the Merger Agreement provides that, if at any time prior to obtaining the NuStar Unitholder Approval, in certain circumstances where NuStar receives a proposal prior to obtaining the NuStar Unitholder Approval that the NuStar Managing GP Board determines in good faith (after consultation with its outside legal counsel and financial advisor) constitutes or is reasonably expected to lead to or result in a superior proposal, then NuStar may (i) furnish any information regarding, or afford access to the business, properties, assets, books or records of NuStar to the person making such acquisition proposal and (ii) engage in discussions and negotiations with any person in response to an unsolicited, bona fide, written acquisition proposal.

Each of Sunoco and NuStar have also agreed to (i) promptly notify the other party in writing, and in any event within one business day of receipt, of any acquisition proposal, including the material terms and conditions thereof (and, thereafter, any material change to the terms thereof) and the third party making such acquisition proposal; and (ii) keep the other party reasonably informed on a reasonably current basis of the status and any material developments (including all material amendments or material proposed amendments, whether or not in writing) regarding any such acquisition proposal or any material change to the terms of any such acquisition proposal.

An “acquisition proposal” means any bona fide offer or proposal, whether or not in writing, or any bona fide written indication of interest, received from or made public by a third party contemplating any acquisition transaction.

An “acquisition transaction” means any transaction or series of related transactions (i) pursuant to which a third party, directly or indirectly, acquires assets of Sunoco or NuStar, as applicable, equal to 20% or more of such entity’s consolidated assets (based on their fair market value thereof) or to which 20% or more of such entity’s net revenues or earnings on a consolidated basis are attributable, (ii) pursuant to which a third party (or its equity holders), directly or indirectly, acquires beneficial ownership of 20% or more of any class of equity securities of such entity entitled to vote, (iii) in which Sunoco or NuStar, as applicable, issues securities representing more than 20% of the outstanding securities of any class of voting securities of such entity, in either case, to a third party or (iv) in which a third party, directly or indirectly, acquires beneficial ownership of any of the equity securities of Sunoco, Sunoco GP or in the case of NuStar, NuStar GP or NuStar Managing GP or any such entity issues any securities.

Treatment of NuStar Equity Awards

NuStar Restricted Unit Awards. At the Effective Time, pursuant to the terms of the applicable NuStar LTIP and the terms of the Merger Agreement, each NuStar Restricted Unit Award will become fully vested and will be cancelled and converted into the right to receive (i) a number of Sunoco Common Units equal to the product of (a) the number of NuStar Common Units subject to such NuStar Restricted Unit Award immediately prior to the Effective Time, multiplied by (b) the Exchange Ratio and (ii) a cash payment equal to the product of (a) the number of NuStar Common Units subject to such NuStar Restricted Unit Award immediately prior to the Effective Time multiplied by (b) the per-unit amount of the Special Distribution.

NuStar Performance Cash Awards. At the Effective Time, pursuant to the terms of the applicable NuStar LTIP and the terms of the Merger Agreement, each NuStar Performance Cash Award will become fully vested and will be cancelled and converted into the right to receive an amount in cash equal to 200% of the target amount of cash pursuant to such NuStar Performance Cash Award, except that for each NuStar Performance Cash Award that constitutes a carry forward award, the cash amount will equal 100% of the target amount.

NuStar Time-Vesting Cash Awards. At the Effective Time, pursuant to the terms of the applicable NuStar LTIP and the terms of the Merger Agreement, each NuStar Time-Vesting Cash Award will become fully vested and will be cancelled and converted into the right to receive an amount in cash equal to 100% of the amount of cash subject to such NuStar Time-Vesting Cash Award.

Employee Matters

Sunoco has agreed that it will, for one year after the Effective Time (or, if earlier, the date of termination of employment of an applicable Current Employee), provide the individuals who are employed by NuStar immediately before the Effective Time (the “Current Employees”) and who continue employment during such time period with (i) annual base salary or hourly wage rate that is no less favorable than the annual base salary or hourly wage rate provided to such Current Employees immediately prior to the Effective Time, (ii) a target annual cash incentive compensation opportunity and a target long-term incentive compensation opportunity that, together in the aggregate, are no less favorable than the target annual cash incentive compensation opportunity and target long-term incentive compensation opportunity that, together in the aggregate, were provided to Current Employees immediately prior to the Effective Time, and (iii) employee benefits (excluding any defined benefit and supplemental pensions, retiree or post-termination health or welfare benefits, and retention or change in control payments or other special or one-time awards (collectively, the “Excluded Benefits”)) that are substantially comparable in the aggregate to the other compensation and employee benefits provided to similarly situated employees of Sunoco. In the event that, following the Effective Time and until two years after the Effective Time, a Current Employee experiences a severance-qualifying termination of employment, such Current Employee will be entitled to severance benefits, subject to such Current Employee’s execution of a customary release and waiver of claims (which will not include any restrictive covenants); provided, however, that such Current Employee is not otherwise entitled to receive severance benefits under any employment, severance, change in control, retention or similar agreement or arrangement between such Current Employee and NuStar.

Subject the terms and conditions of the Merger Agreement, for purposes of vesting, eligibility to participate and determining levels of benefits under the Sunoco benefit plans (other than those providing Excluded Benefits) to Current Employees after the Effective Time (the “New Plans”), each Current Employee will be credited with his or her years of service with NuStar before the Effective Time, to the same extent and for the same purpose as such Current Employee was entitled, before the Effective Time, to credit for such service under any similar

NuStar benefit plan in which such Current Employee was eligible to participate immediately prior to the Effective Time; provided, however, that this service credit will not apply to the extent that its application would result in a duplication of benefits, compensation or coverage with respect to the same period of service. In addition, for the plan year that includes the Closing Date, Sunoco will provide that (i) each Current Employee will be immediately eligible to participate in any and all New Plans to the extent coverage under such New Plan is comparable to a NuStar benefit plan in which such Current Employee participated immediately before the Effective Time, (ii) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Current Employee, cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Current Employee and his or her covered dependents, (iii) credit amounts paid under any plan prior to the Effective Time providing medical, dental, pharmaceutical or vision benefits under any corresponding New Plan for purposes of applying the corresponding benefits and (iv) assume and honor all accrued, unused vacation and paid time off accrued by the Current Employees prior to the Effective Time.

If requested by Sunoco at least five business days prior to the Effective Time, NuStar will (i) terminate any NuStar 401(k) Plan, (ii) fully vest each Current Employee in his or her account balance in such NuStar 401(k) Plan, and (iii) make or cause to be made to the NuStar 401(k) Plan all employer contributions that would have been made on behalf of the Current Employees prorated for the portion of the plan year that ends on the Closing Date, in each case, effective at least one day prior to the Closing Date.

Regulatory Approvals and Efforts to Close the Merger

Subject to the terms and conditions of the Merger Agreement, each of Sunoco, Sunoco GP, Merger Sub, NuStar, NuStar GP and NuStar Managing GP has agreed to use reasonable best efforts (and will cause its controlled affiliates and use reasonable best efforts to cause its other affiliates to use) to promptly take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable regulatory laws to consummate and make effective the Merger and the other transactions contemplated by the Merger Agreement, including using reasonable best efforts to:

•

obtain all necessary actions or nonactions, waivers, clearances, consents and approvals, including approvals, from governmental authorities and make all necessary registrations, notifications and filings and take other steps as may be necessary to obtain an action or nonaction, waiver, clearance, expiration or termination of waiting period, consent or approval from, or to avoid an action or proceeding by, any governmental authority, in each case as promptly as practicable;

•	obtain all necessary consents, approvals or waivers from third parties other than any governmental authority, in each case as promptly as reasonably practicable; and

•	execute and deliver any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement.

Sunoco and NuStar have also agreed to take the following actions:

•

use reasonable best efforts to, as promptly as practicable (and in any event not more than ten business days) after the date of the Merger Agreement, make an appropriate filing under the HSR Act (which Sunoco and NuStar each filed on February 5, 2024);

•	make available to the other parties such information as the other parties may reasonably request in order to file any required notification under the HSR Act;

•

keep the other parties apprised of the status of matters relating to the completion of the transactions contemplated by the Merger Agreement, including promptly furnishing the other parties with copies of notices or other communications or correspondence with any third party or any governmental authority (or members of their respective staffs) with respect to such transactions; and

•

permit counsel for the other parties a reasonable opportunity to review and provide comments on any proposed communication or submission to a governmental authority in connection with the transactions contemplated hereby thereon, and consider in good faith the views of the other parties in connection therewith.

Sunoco and NuStar have agreed not to participate in any meeting or discussion with any governmental entity in connection with the transactions contemplated by the Merger Agreement without prior consultation with the other party and, to the extent not prohibited by such governmental authority, the opportunity for such other party to attend and participate. In addition, Sunoco and NuStar have agreed to use their respective reasonable best efforts to satisfy the conditions to each party’s obligations to consummate the Merger, as described below.

Pursuant to the Merger Agreement and subject to the terms and conditions therein, Sunoco has agreed to take, or cause to be taken, any and all steps and to make, or cause to be made, any and all undertakings necessary to eliminate each and every impediment to consummation of the Merger contemplated by the Merger Agreement under antitrust laws that is asserted by any governmental authority that so as to enable the parties to consummate the Closing as promptly as reasonably practicable and, in any event, no later than the End Date, including by (i) selling, divesting, licensing, transferring or otherwise disposing of any businesses, assets, equity interest, product lines, or properties of NuStar and Sunoco, in an amount not to exceed the Threshold, (ii) creating, terminating, modifying or amending any agreements, relationships, rights or obligations of NuStar and Sunoco, or (iii) taking (or agreeing to take) any other action that would limit the freedom of action with respect to the businesses, assets or properties of NuStar and Sunoco, except for any action described in clause (ii) or (iii) that would reasonably be expected to have a material adverse effect on NuStar and Sunoco, taken as a whole following the Closing. To the extent that Sunoco or Sunoco GP or any of their subsidiaries or affiliates acquire, or enter into any agreement to acquire, or enter into any joint venture arrangements with respect to, any other person, assets or business that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger to a date past the End Date (after giving effect to potential extensions thereof), in addition to the remedies that may be available to NuStar under the Merger Agreement, the Threshold will be of no further force or effect.

In the event that any claim, action or proceeding, including by any governmental entity or private third party, is instituted (or threatened) challenging or seeking to restrain, prohibit or place conditions on the consummation of the Merger, Sunoco and NuStar are required to defend or contest, including through litigation or other means, any such action or proceeding and to have vacated, lifted, reversed or overturned any legal restraint that is in effect and that prohibits, prevents or restricts consummation of the Merger.

Indemnification and Insurance

For a period of six years after the Effective Time, Sunoco has agreed to indemnify and hold harmless, and provide advancement of expenses to, the current or former directors and officers and any person who becomes a director or officer of any of NuStar and its subsidiaries prior to the Effective Time. In addition, Sunoco has agreed to maintain (i) the provisions regarding elimination of liability, indemnification of officers, directors and employees and advancement of expenses in NuStar’s organizational documents and (ii) any indemnification agreement of NuStar with any indemnified party in existence as of the entry into the Merger Agreement, except to the extent that such agreement provides for an earlier termination that are in existence as of the entry into the Merger Agreement, and no such provision will be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such indemnified party in respect of acts occurring at or prior to the Effective Time.

Additionally, Sunoco has agreed to maintain in effect the existing D&O Policy covering claims arising from facts or events that occurred at or prior to the Effective Time to the extent that such claims are of the type covered by the D&O Policy, on terms with respect to coverage and amounts that are no less favorable than those terms in effect on the date of the Merger Agreement; provided, that in no event will Sunoco be required to expend in any one year an amount in excess of 300% of the larger of the current annual premium paid by NuStar for such insurance.

Termination of NuStar Credit Agreement and NuStar Receivables Financing Agreement

NuStar has agreed to, prior to the Closing, following a request in writing from Sunoco, deliver (or cause to be delivered) notices of prepayment or termination of the NuStar Credit Agreement and NuStar Receivables Financing Agreement (which notices will be conditioned upon the consummation of the Closing) within the time periods required thereunder and take all other actions reasonably required to facilitate the termination of the commitments thereunder and the release of any liens and termination of all guarantees granted in connection therewith, in each case on the Closing Date.

NuStar has agreed to, at least one (1) business day prior to the Closing Date, following a request in writing from Sunoco, deliver or cause to be delivered to Sunoco customary payoff letters from the administrative agent and collateral agent under the NuStar Credit Agreement and from the administrative agent and collateral agent under the NuStar Receivables Financing Agreement specifying the total payment required to be made as of the Closing Date to repay in full all obligations under each of the NuStar Credit Agreement and the NuStar Receivables Financing Agreement, together with pay-off instructions for making such repayment on the Closing Date. Sunoco will provide (or cause to be provided) all funds to pay the payoff amounts set forth in the payoff letters on the Closing Date.

NuStar Preferred Units; NuStar Subordinated Notes

Upon the request of Sunoco, NuStar has agreed to prepare a notice of redemption of (i) all outstanding NuStar Preferred Units in accordance with the NuStar Partnership Agreement and (ii) all of the outstanding principal amount of the NuStar Subordinated Notes in accordance with the Subordinated Notes Indenture, and use reasonable best efforts to take all other actions reasonable, customary or necessary to prepare for the Redemptions following the Effective Time in accordance with the NuStar Partnership Agreement or Subordinated Notes Indenture, as applicable; provided, that no notice of redemption or similar notice will be required to be issued by NuStar or any of its subsidiaries until following the Effective Time, and NuStar will not be required to cause such redemptions to occur or to commit such redemptions to occur prior to the Effective Time. Sunoco will provide (or cause to be provided) all funds for such redemptions, as required by such redemptions.

Other Covenants and Agreements

The Merger Agreement contains additional agreements between the parties relating to the following matters, among other things:

•	confidentiality and mutual access to certain information about the other party during the period prior to the earlier of the Effective Time and the termination of the Merger Agreement;

•

NuStar giving notice of, convening and holding a meeting of its unitholders as promptly as reasonably practicable after the registration statement on Form S-4, of which this document forms a part, is declared effective under the Securities Act;

•	taking such actions to render state takeover laws to be inapplicable to the Merger and the other transactions contemplated by the Merger Agreement;

•	making certain public announcements regarding the terms of the Merger Agreement or the transactions contemplated thereby;

•

taking steps as may be required to cause any dispositions of NuStar Common Units or acquisitions of Sunoco Common Units resulting from the transactions contemplated by the Merger Agreement to be exempt under Rule 16b-3 under the Exchange Act;

•

using its reasonable best efforts to cause the Merger to be treated in accordance with the Intended Tax Treatment (as defined in the Merger Agreement) and to obtain opinions of counsel with respect to certain tax matters;

•	the listing on the NYSE of the Sunoco Common Units to be issued as consideration in connection with the Merger;

•	coordinating with the other party regarding any unitholder ligation;

•	coordinating with other party regarding the declaration of any distributions, and the payment relating thereto, in respect of Sunoco Common Units and NuStar Common Units;

•	delisting and deregistration of the NuStar Common Units upon Closing;

•	NuStar cooperating with Sunoco in its efforts to obtain the necessary debt financing prior to the Effective Time; and

•	Sunoco obtaining the requisite debt financing.

Description of Committed Debt Financing

In connection with, and concurrently with entry into the Merger Agreement, Sunoco entered into the Revolver Commitment Letter with the Revolver Lenders, pursuant to which the Revolver Lenders have agreed to provide Sunoco with a $1.5 billion senior unsecured Revolving Facility to be entered into at Closing. The Revolving Facility will replace the existing Sunoco Credit Agreement and will have a term of five years (which date may be extended in accordance with the terms of the Revolving Facility). Documentation and terms for the Revolving Facility will be substantially similar to the existing Sunoco Credit Agreement, with such modifications as set forth in the term sheet, including, but not limited to, removing any requirement to grant a security interest in collateral. The obligations of the Revolver Lenders to provide the financing pursuant to the Revolver Commitment Letter are subject to the conditions set forth in the Revolver Commitment Letter.

Opportunistically, to the extent that market conditions warrant, Sunoco expects to fund the Redemptions using the Debt Financing. In the event that this prospective Debt Financing cannot be obtained at all or on terms satisfactory to Sunoco, Sunoco has also entered into the Bridge Commitment Letter with the Bridge Lenders, pursuant to which the Bridge Lenders have agreed to provide Sunoco with the Bridge Facility in an aggregate principal amount of $1.6 billion. The obligations of the Bridge Lenders to provide the financing pursuant to the Bridge Commitment Letter are subject to the conditions set forth in the Bridge Commitment Letter. If applicable, the Bridge Facility may also be used to prepay, repay, discharge or terminate the NuStar Credit Agreement and the NuStar Receivables Financing Agreement.

Termination of the Merger Agreement

The Merger Agreement may be terminated in accordance with its terms at any time prior to the Effective Time:

•	by mutual written consent of Sunoco or NuStar;

•

by either Sunoco or NuStar, if the Merger is consummated on or before the date that is nine (9) months after the date of the Merger Agreement (as it may be extended, the “End Date”); however, if, as of the applicable End Date, all of the conditions to Closing have been satisfied or waived (other than conditions related to regulatory approvals), then either Sunoco or NuStar may cause the End Date to be extended on two (2) separate occasions by a period of three (3) months each, by delivering written notice to the other party;

•	by either Sunoco or NuStar, if a final and non-appealable injunction or other law is issued, entered, enacted, promulgated or becomes effective that makes consummation of the Merger illegal; and

•	by either Sunoco or NuStar, if the NuStar Special Meeting will have concluded and the NuStar Unitholder Approval was not obtained.

Sunoco may also terminate the Merger Agreement:

•

if NuStar, NuStar GP or NuStar Managing GP breach or fail to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, and such breach or failure to perform would result in a failure of a Closing condition that by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, is not cured by NuStar, NuStar GP or NuStar Managing GP within the earlier of (i) 30 days after written notice from Sunoco describing such breach or failure in reasonable detail and (ii) the End Date; or

•

if the NuStar Managing GP Board (i) changes its recommendation to the NuStar Common Unitholders to vote for the Merger Proposal, (ii) adopts, approves, endorses or recommends any acquisition proposal, or causes or permits NuStar to enter into any agreement for an acquisition transaction, (iii) fails to include its recommendation to the NuStar Common Unitholders to vote for the Merger Proposal, (iv) submits to the holders of Sunoco Common Units for approval or adoption any acquisition proposal or contract relating to an acquisition proposal or (v) publicly makes any recommendation in connection with a tender offer or exchange offer by a third party constituting an acquisition proposal (any of the foregoing, a “Change in Recommendation”).

NuStar may also terminate the Merger Agreement:

•

if Sunoco, Sunoco GP, Energy Transfer or Merger Sub breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (i) would result in a failure of a Closing condition and (ii) by its nature, cannot be cured prior to the End Date or, if by its nature such breach or failure is capable of being cured by the End Date, is not cured by Sunoco, Sunoco GP, Energy Transfer or Merger Sub within 30 days after receiving written notice from NuStar describing such breach or failure in reasonable detail; or

•	prior to obtaining NuStar Unitholder Approval, in order to enter into an agreement with respect to a superior offer.

Effect of Termination

In the event a termination of the Merger Agreement, there will be no other liability on the part of NuStar, NuStar GP or NuStar Managing GP on the one hand, and Sunoco or Merger Sub, and Sunoco GP on the other, except for liability arising out of or the result of, a party’s fraud or any willful breach of any covenant or agreement in the Merger Agreement or the Support Agreement occurring prior to termination, or as provided for in the confidentiality agreement, dated as of November 10, 2023, between Sunoco and NuStar (the “Confidentiality Agreement”) or Support Agreement, in which case, the aggrieved party will be entitled to all rights and remedies available at law or in equity.

NuStar Breakup Fee

In addition, NuStar has agreed to pay Sunoco $90,272,205 (referred to as the “Breakup Fee”) if:

A.	NuStar terminates the Merger Agreement in order to accept a superior offer;

B.	Prior to receiving the NuStar Unitholder Approval, Sunoco terminates the Merger Agreement because of a Change in Recommendation;

C.

Subject to the additional conditions described below, Sunoco terminates the Merger Agreement because NuStar breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, and the breach giving rise to the right to terminate was NuStar’s failure to convene and hold the NuStar Special Meeting; or

D.

Subject to the additional conditions described below, Sunoco or NuStar terminates the Merger Agreement if the NuStar Special Meeting will have concluded and the NuStar Unitholder Approval was not obtained;

And in the case of each of (C) and (D) above, (i) at or prior to the time of the termination an acquisition proposal will be publicly disclosed or announced and not have been withdrawn prior to such termination; and (ii) on or prior to the twelve (12)-month anniversary of such termination (1) any acquisition transaction is consummated or (2) NuStar enters into a definitive agreement for an acquisition transaction (it being understood that, for purposes of this clause (2), each reference to “20%” in the definition of “acquisition transaction” will be deemed to be a reference to “50%”), then NuStar will pay to Sunoco the Breakup Fee.

Upon the payment of the Breakup Fee, no party will have any further liability under the Merger Agreement. Notwithstanding the foregoing, the payment of the Breakup Fee will not release any party from liability arising out of or the result of fraud. If NuStar fails to promptly pay the Breakup Fee when due under the Merger Agreement, it will also pay to Sunoco interest (2% per annum), accruing from the due date and the reasonable out-of-pocket expenses, including legal fees, incurred in connection with any action taken to collect payment.

Other Fees and Expenses

Other than as provided in the provisions of the Merger Agreement summarized above, whether or not the Merger is completed, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby, including the Merger, will be paid by the party incurring or required to incur such expenses, except that the fees and expenses incurred in connection with the printing, filing and mailing of this document (including applicable SEC filing fees) will be borne by Sunoco.

Amendment and Waiver

At any time prior to the Effective Time, any provision of the Merger Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by NuStar, NuStar GP, NuStar Managing GP, Sunoco, Sunoco GP and Merger Sub or, in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party thereto in exercising any right thereunder will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise of any other right under the Merger Agreement.

Governing Law

The Merger Agreement is governed by the laws of the State of Delaware (without giving effect to any choice of law or conflict of laws provision or rule).

THE SUPPORT AGREEMENT

The following section summarizes material provisions of the Support Agreement. This summary does not purport to be complete and may not contain all of the information about the Support Agreement that is important to you. This summary is subject to, and qualified in its entirety by reference to, the Support Agreement, which is attached as Annex B to this document and is incorporated by reference herein. The rights and obligations of the parties are governed by the express terms and conditions of the Support Agreement and not by this summary or any other information contained in this document.

The representations, warranties and covenants contained in the Support Agreement and described in this document were made only for purposes of the Support Agreement and as of specific dates and may be subject to more recent developments, were made solely for the benefit of the other parties to the Support Agreement and may be subject to limitations agreed upon by the contracting parties, for the purposes of allocating risk between the parties to the Support Agreement instead of establishing these matters as facts, and may apply standards of materiality in a way that is different from what may be viewed as material by you or other investors. Moreover, information concerning the subject matter of the representations, warranties, covenants and agreements may change after the date of the Support Agreement.

General

Concurrently with the execution of the Merger Agreement, on January 22, 2024, Sunoco, NuStar and Energy Transfer entered into a Support Agreement, pursuant to which, Energy Transfer, as the owner of all outstanding equity interest in Sunoco GP, all of the issued and outstanding IDRs and certain Sunoco Common Units, makes certain representations and warranties and commits to certain covenants and agreements, in each case, in connection with the transactions contemplated by the Merger Agreement.

Representations and Warranties

The Support Agreement contains general representations and warranties made by Energy Transfer, to the other parties thereto. These representations and warranties are in many respects subject to materiality, knowledge and other similar qualifications contained in the Support Agreement and expire at the Support Agreement Termination Date (defined below).

Energy Transfer made a number of representations and warranties related to the following matters:

•	the organization, qualification to do business and good standing of Energy Transfer;

•	the accuracy of the information supplied by Energy Transfer for this document and the registration statement of which it is a part;

•	equity ownership of Sunoco and Sunoco GP;

•	that Energy Transfer does not “beneficially own” (as such term is defined for purposes of Section 13(d) of the Exchange Act) NuStar Common Units;

•	the authority of Energy Transfer to enter into the Support Agreement and consummate the transactions contemplated by the Merger Agreement; and

•	no investment banker, broker or finder fees in connection with the consummation of the Merger.

Covenants

Sunoco GP Board

Prior to the Effective Time, Energy Transfer has agreed to take all necessary action so that upon and after the Effective Time the size of the current Sunoco GP Board is increased by one member and, effective as of the

Effective Time, a member of the NuStar Managing GP Board will be appointed to the Sunoco GP Board to fill the vacancy on the Sunoco GP Board created by such increase. Subject to the New Sunoco Director continuing to satisfy applicable requirements, Energy Transfer will not, and will cause its respective affiliates and subsidiaries to not, take any action to remove the New Sunoco Director from the Sunoco GP Board for a period of 12 months following the Effective Time.

Regulatory Approvals and Efforts

Subject to the terms and conditions of the Support Agreement, Energy Transfer has agreed to use reasonable best efforts to promptly take, or cause to be taken, all actions to assist and cooperate with Sunoco and NuStar as Sunoco or NuStar may reasonably request in their efforts to:

•

obtain all necessary actions or nonactions, waivers, clearances, consents and approvals from governmental authorities and make all necessary registrations, notifications and filings and take other steps as may be necessary to obtain an action or nonaction, waiver, clearance, expiration or termination of waiting period, consent or approval from, or to avoid an action or proceeding by, any governmental authority, in each case as promptly as practicable;

•

obtain all necessary consents, approvals or waivers from third parties other than any governmental authority, in each case as promptly as reasonably practicable, including by executing and delivering any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement; and

•	otherwise satisfy their respective obligations of the Merger Agreement to obtain the requisite regulatory approvals.

Energy Transfer also agreed to take the following actions:

•	make available to Sunoco and NuStar such information as the other parties may reasonably request in order to file any required notification under the HSR Act;

•

keep Sunoco and NuStar apprised of the status of matters relating to the completion of the transactions contemplated by the Merger Agreement, including promptly furnishing the parties with copies of notices or other communications or correspondence with any third party or any governmental authority (or members of their respective staffs) with respect to such transactions; and

•

permit counsel for Sunoco and NuStar a reasonable opportunity to review and provide comments on any proposed communication or submission to a governmental authority in connection with the transactions contemplated hereby thereon, and consider in good faith the views of the other parties in connection therewith.

Energy Transfer has also agreed to not participate in any meeting or discussion with any governmental entity in connection with the transactions contemplated by the Merger Agreement without prior consultation with Sunoco and NuStar and, to the extent not prohibited by such governmental authority, providing the opportunity for the other parties to attend and participate.

Pursuant to the Merger Agreement, Energy Transfer has agreed to assist Sunoco and NuStar in taking any and all steps and to make, or cause to be made, any and all undertakings necessary to eliminate each and every impediment to consummation of the Merger contemplated by the Merger Agreement under antitrust laws that is asserted by any governmental authority so as to enable the parties to consummate the Closing as promptly as reasonably practicable and, in any event, no later than the End Date. However, Energy Transfer is not required to agree to any structural or behavioral remedy with respect to Energy Transfer assets (other than those of Sunoco and Sunoco GP and their subsidiaries) required by any governmental entity to satisfy these obligations.

In the event that any claim, action or proceeding, including by any governmental entity or non-governmental third party, is instituted (or threatened) challenging or seeking to restrain, prohibit or place conditions on the consummation of the Merger, Energy Transfer is required to defend or contest and assist Sunoco and NuStar in their efforts to defend or contest, including through litigation or other means, any objection to or claims, actions or proceedings challenging the consummation of the Merger and use reasonable best efforts to have vacated, lifted, reversed or overturned any legal restraint that is in effect that prohibits, prevents or restricts consummation of the Merger.

Non-Solicitation of Alternative Transactions

Energy Transfer has to comply with the non-solicitation provisions of the Merger Agreement applicable to Sunoco and/or Sunoco GP as if such provisions were applicable to Energy Transfer.

Other Covenants and Agreements

The Support Agreement contains additional agreements between the parties relating to the following matters, among other things:

•	Energy Transfer using commercially reasonable efforts to promptly furnish to Sunoco and NuStar all information reasonably required for inclusion in this filing;

•	restrictions on Energy Transfer’s ability to sell its equity interest in Sunoco or Sunoco GP;

•	restrictions on Energy Transfer’s ability to transfer or modify Sunoco’s IDRs;

•	restrictions on Energy Transfer’s ability to modify their organizational documents and Sunoco’s organizational documents;

•	restrictions regarding the making of certain public announcements regarding the terms of the Support Agreement, the Merger Agreement or the transactions contemplated thereby; and

•

restrictions on Energy Transfer’s ability to withhold approval or consent of Energy Transfer, in its capacity as the sole member of Sunoco GP, that are reasonably requested by Sunoco to comply with any provision of the Merger Agreement or otherwise consummate the Merger and the transactions contemplated by the Merger Agreement.

Termination

The Support Agreement will terminate automatically upon the earliest to occur of (i) the Effective Time, (ii) the date on which the Merger Agreement is validly terminated, (iii) the date on which the parties agree in writing to terminate the Support Agreement and (iv) April 22, 2025 (unless as of such time Sunoco does not have the right to terminate the Merger Agreement as a result of any breach by Sunoco or its affiliates of the Merger Agreement or Energy Transfer or Sunoco of the Support Agreement) (such earliest time being referred to herein as the “Support Agreement Termination Date”).

Termination of the Support Agreement does not prevent any party thereto from seeking any remedies (at law or in equity) against any other party for that party’s breach of any of the terms of the Support Agreement prior to the Support Agreement Termination Date.

Amendment and Waiver

Any provision of the Support Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Sunoco, NuStar and Energy Transfer. No failure or delay by any party thereto in exercising any right thereunder will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise of any other right under the Support Agreement.

Governing Law

The Support Agreement is governed by the laws of the State of Delaware (without giving effect to any choice of law or conflict of laws provision or rule).

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following section contains a discussion of the material U.S. federal income tax consequences of the Merger to U.S. holders (as defined below) of NuStar Common Units. This discussion of U.S. federal income tax consequences is based upon the Code, U.S. Treasury regulations promulgated thereunder (the “Treasury Regulations”) and administrative rulings and court decisions, all as in effect as of the date of this proxy statement/prospectus. These laws may be subject to differing interpretation or change, possibly with retroactive effect, and any such differing interpretation or change could affect the accuracy of the statements and conclusions set forth in this discussion.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of NuStar Common Units that is for U.S. federal income tax purposes (i) an individual citizen or resident of the United States; (ii) a corporation organized under the laws of the United States or any state thereof or the District of Columbia; (iii) a trust if (a) it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) it has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person; or (iv) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes is a beneficial owner of NuStar Common Units or, after completion of the Merger, Sunoco Common Units, the tax treatment of a partner in that partnership generally will depend on the status of the partner and the activities of the partnership. Holders of NuStar Common Units or Sunoco Common Units that are partnerships or partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them of the Merger.

Except as otherwise expressly provided herein, this discussion (i) only addresses holders of NuStar Common Units that hold their NuStar Common Units as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment); (ii) does not address all aspects of U.S. federal income taxation that may be relevant to a holder in light of such holder’s particular circumstances or that may be applicable to holders subject to special treatment under U.S. federal income tax laws (including, for example, banks, mutual funds and other financial institutions; insurance companies; tax-exempt and government organizations; dealers in securities or traders in securities that elect mark-to-market treatment; holders who acquired NuStar Common Units pursuant to the exercise of employee stock options or otherwise as compensation; real estate investment trusts, real estate mortgage investment conduits or regulated investment companies; partnerships, S corporations or other pass-through entities (or investors in such entities); holders liable for the alternative minimum tax; individual retirement or other tax deferred accounts; holders who hold their NuStar Common Units as part of a hedge, straddle, constructive sale or conversion transaction; U.S. holders whose functional currency is not the U.S. dollar; holders that are required to accelerate the recognition of any item of gross income with respect to NuStar Common Units as a result of such income being recognized on an applicable financial statement, and U.S. expatriates); (iii) does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to the federal income tax (such as estate or gift tax); and (iv) does not address any tax consequences arising under the Medicare contribution tax on net investment income or the Foreign Account Tax Compliance Act of 2010 (including the U.S. Treasury Regulations promulgated thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith). This discussion also does not address the tax consequences to any holder of NuStar Common Units that owns, directly or constructively, any interest in Sunoco (other than Sunoco Common Units acquired pursuant to the Merger). This discussion assumes that the Merger and related transactions will be consummated in accordance with the terms of the Merger Agreement and that the parties to the Merger Agreement will comply with all covenants and obligations set forth therein.

ALL HOLDERS OF NUSTAR COMMON UNITS SHOULD CONSULT THEIR TAX ADVISOR REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE MERGER.

Material U.S. Federal Income Tax Consequences of the Merger to U.S. Holders

It is a condition to NuStar’s obligation to effect the Merger that (i) NuStar receive a written opinion from Wachtell, Lipton, Rosen & Katz (or another nationally recognized tax counsel as may be reasonably acceptable to NuStar) to the effect that, for U.S. federal income tax purposes, the exchange of NuStar Common Units for Sunoco Common Units pursuant to the Merger should be treated as an exchange described in Section 721(a) of the Code and (ii) Sunoco receive an opinion from Vinson & Elkins LLP (or another nationally recognized tax counsel as may be reasonably acceptable to Sunoco and NuStar) to the effect that (a) at least 90% of the gross income of Sunoco for all of the calendar year that immediately precedes the calendar year that includes the Closing Date and each calendar quarter of the calendar year that includes the Closing Date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code and (b) Sunoco should not be treated as an investment company for purposes of Section 721(b) of the Code.

It is a condition to NuStar’s and Sunoco’s obligation to effect the Merger that (i) Sunoco receive a written opinion of Vinson & Elkins LLP (or another nationally recognized tax counsel as may be reasonably acceptable to Sunoco and NuStar) to the effect that at least 90% of the gross income of Sunoco and NuStar, calculated on a pro forma combined basis, for all of the calendar year that immediately precedes the calendar year that includes the Closing Date and each calendar quarter of the calendar year that includes the Closing Date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code and (ii) NuStar receive a written opinion of Sidley Austin LLP (or another nationally recognized tax counsel as may be reasonably acceptable to Sunoco and NuStar) to the effect that at least 90% of the gross income of NuStar for all of the calendar year that immediately precedes the calendar year that includes the Closing Date and each calendar quarter of the calendar year that includes the Closing Date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code.

These opinions will be based upon and rely on, among other things, various facts, assumptions, representations and warranties and covenants, including those contained in the Merger Agreement and in representation letters provided by Sunoco and NuStar. If any of these facts, assumptions, representations and warranties or covenants underlying the tax opinions described above is or becomes incorrect, incomplete, inaccurate or is violated, the validity of, and the conclusions reached in, such tax opinions may be affected or jeopardized. In addition, the opinions will be subject to certain qualifications and limitations as set forth therein. Moreover, an opinion of counsel represents such counsel’s judgment and is not binding on the IRS or any court and the IRS or a court may disagree with the conclusion in an opinion of counsel. Sunoco and NuStar have not sought, and will not seek, any ruling from the IRS regarding any matters relating to the Merger. As a result, notwithstanding receipt by NuStar and Sunoco of the opinions of counsel described above, there can be no assurance that the IRS would not assert that the exchange of NuStar Common Units for Sunoco Common Units pursuant to the Merger fails to qualify as an exchange described in Section 721(a) of the Code or that a court would not sustain such a position. If the IRS were to prevail with the assertion, or a court were to conclude, that Section 721(a) of the Code does not apply with respect to a U.S. holder of NuStar Common Units that receives Sunoco Common Units pursuant to the Merger, then such U.S. holder generally would be treated as having sold its NuStar Common Units in a taxable transaction.

The intended U.S. federal income tax treatment of the Merger is dependent upon Sunoco being treated as a partnership for U.S. federal income tax purposes that would not be treated as an investment company (within the meaning of Section 351 of the Code) if Sunoco were incorporated. If, at the time of the Merger, Sunoco were treated as a corporation for U.S. federal income tax purposes or as a partnership that would be treated as an investment company (within the meaning of Section 351 of the Code) if Sunoco were incorporated, the consequences of the Merger would be materially different, and the Merger generally would be a taxable transaction to NuStar Common Unitholders.

On the basis of the opinions described above, the material U.S. federal income tax consequences of the Merger to U.S. holders of NuStar Common Units are as follows:

In General

In general, a U.S. holder of NuStar Common Units who receives Sunoco Common Units in exchange for its NuStar Common Units pursuant to the Merger should be treated as having exchanged its NuStar Common Units for Sunoco Common Units and generally should not recognize gain or loss with respect to such exchange, except as described below in the sections entitled “—Possible Taxable Gain to Certain U.S. Holders” and “—Additional U.S. Federal Income Tax Considerations Relating to the Ownership of Sunoco Common Units Received in the Merger.” The deemed receipt of cash by a U.S. holder of NuStar Common Units (including, as discussed below, as the result of a net reduction in the amount of nonrecourse liabilities allocated to such U.S. holder) will result in the recognition of taxable gain if the amount of such cash deemed received exceeds the adjusted tax basis in the Sunoco Common Units received in the Merger. To the extent a U.S. holder of NuStar Common Units receives cash in lieu of a fractional Sunoco Common Unit in exchange for its NuStar Common Units pursuant to the Merger, such U.S. holder will be treated as having sold a portion of its NuStar Common Units for cash and will generally recognize gain or loss in amount equal to the difference, if any, between the cash received and the U.S. holder’s adjusted tax basis allocable to such portion of NuStar Common Units treated as sold.

Possible Taxable Gain to Certain U.S. Holders

As a partner in NuStar, a U.S. holder of NuStar Common Units generally will include the nonrecourse liabilities of NuStar attributable to its NuStar Common Units in the tax basis of its NuStar Common Units. As a partner in Sunoco after the Merger, a former U.S. holder of NuStar Common Units generally will include the nonrecourse liabilities of Sunoco attributable to the Sunoco Common Units received in the Merger in the tax basis of such Sunoco Common Units received. The nonrecourse liabilities of Sunoco will include Sunoco’s allocable share of the nonrecourse liabilities of NuStar outstanding after the Merger. The amount of nonrecourse liabilities attributable to a NuStar Common Unit or Sunoco Common Unit is determined under complex Treasury Regulations under Section 752 of the Code.

Any reduction in the net amount of nonrecourse liabilities allocated to a U.S. holder of NuStar Common Units as a result of the Merger will be treated as a deemed cash distribution to such U.S. holder, and such deemed cash distribution generally will not be taxable to such U.S. holder, unless such deemed distribution of cash exceeds such U.S. holder’s remaining adjusted tax basis in its Sunoco Common Units. Each NuStar Common Unitholder should consult his or her own tax advisor to determine whether the Merger causes such NuStar Common Unitholder to recognize actual and/or deemed distributions in excess of the tax basis of its Sunoco Common Units received in the Merger.

Further, a U.S. holder of NuStar Common Units whose Sunoco Common Units are deemed to be sold to fulfill withholding obligations generally will recognize gain or loss equal to the difference, if any, between the fair market value of the Sunoco Common Units that are deemed to be sold and the U.S. holder’s adjusted tax basis allocable to such Sunoco Common Units.

The amount and effect of any gain that may be recognized by an affected U.S. holder of Sunoco Common Units will depend on the affected U.S. holder’s particular situation, including the ability of the affected U.S. holder to utilize any suspended passive losses.

Tax Basis and Holding Period of Sunoco Common Units Received

Immediately prior to the Merger, a U.S. holder of NuStar Common Units generally should have a tax basis in his or her NuStar Common Units equal to the amount such U.S. holder paid for such NuStar Common Units (i) decreased, but not below zero, by distributions received by such holder from NuStar and the aggregate amount of deductions, losses, nondeductible expenses (that are not required to be capitalized), and any excess business interest allocated by NuStar to such holder, and (ii) increased by such U.S. holder’s share of NuStar’s nonrecourse liabilities and the aggregate amount of income and gain allocated by NuStar to such U.S. holder, and the portion of such excess business interest allocated by NuStar to, and not previously deducted by, such holder.

A U.S. holder of NuStar Common Units should have an initial aggregate tax basis in the Sunoco Common Units such U.S. holder will receive in the Merger equal to such U.S. holder’s aggregate adjusted tax basis in the NuStar Common Units treated as exchanged therefor, (i) decreased by any basis attributable to such U.S. holder’s share of NuStar’s nonrecourse liabilities, and (ii) increased by such U.S. holder’s share of Sunoco’s nonrecourse liabilities (including Sunoco’s allocable share of the nonrecourse liabilities of NuStar) outstanding immediately after the Merger.

As a result of the Merger, a U.S. holder of NuStar Common Units should have a holding period in the Sunoco Common Units received in the Merger that will be determined by reference to his or her holding period in the NuStar Common Units treated as exchanged therefor.

Material U.S. Federal Income Tax Consequences of the Special Distribution to U.S. Holders

Sunoco and NuStar intend that the Special Distribution be treated, and have agreed to report the Special Distribution, as a payment of a distribution under Section 731 of the Code from NuStar to the NuStar Common Unitholders. Accordingly, the receipt of cash pursuant to the Special Distribution is not anticipated to be taxable to a U.S. holder of NuStar Common Units for U.S. federal income tax purposes, except to the extent that the amount received by such U.S. holder of NuStar Common Units pursuant to the Special Distribution exceeds such U.S. holder’s tax basis in its NuStar Common Units immediately before the Special Distribution. Any amount received by a U.S. holder of NuStar Common Units pursuant to the Special Distribution in excess of such U.S. holder’s tax basis generally would be treated as gain from the sale or exchange of NuStar Common Units, taxable in accordance with the discussion above in the section entitled “—Material U.S. Federal Income Tax Consequences of the Merger to U.S. Holders—In General” regarding the treatment of cash received in lieu of fractional Sunoco Common Units in the Merger. It is possible, however, that the IRS could assert that contributions of cash, if any, by Sunoco to NuStar could cause the Special Distribution to be characterized as proceeds from a “disguised sale” of a portion of the NuStar Common Units held by a NuStar Common Unitholder. If the IRS were to prevail with such an assertion, any gain recognized by a U.S. holder of NuStar Common Units in such a disguised sale would be taxable in accordance with the discussion above in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger to U.S. Holders—In General” regarding the treatment of cash received in lieu of fractional Sunoco Common Units in the Merger.

Additional U.S. Federal Income Tax Considerations Relating to the Ownership of Sunoco Common Units Received in the Merger

For a general discussion of the tax consequences to a U.S. holder of NuStar Common Units of owning Sunoco Common Units received in the Merger see the section entitled “Material U.S. Federal Income Tax Consequences of Sunoco Common Unit Ownership.” In addition to the tax consequences discussed therein, a U.S. holder of NuStar Common Units that receives and holds Sunoco Common Units as a result of the Merger will be subject to special rules that may result in such former U.S. holder of NuStar Common Units recognizing additional taxable gain or income.

Under Section 704(c)(1) of the Code, if appreciated property is contributed to a partnership, the contributing partner must recognize any gain that was realized but was not recognized for U.S. federal income tax purposes with respect to the property at the time of the contribution (referred to as “built-in gain”) if the partnership sells or otherwise disposes of such property at any time thereafter or distributes such property to another partner within seven years of the contribution in a transaction that does not otherwise result in the recognition of “built-in gain” by the partnership. In addition, Section 737 of the Code may require the recognition of at least a contributing partner’s deferred “built-in gain” upon the distribution by the partnership to that contributing partner of other partnership property (other than money) within seven years of the contribution of the appreciated property to the partnership. If Sunoco were subsequently to engage in a transaction described in either Section 704(c)(1) or Section 737 of the Code, a former U.S. holder of NuStar Common Units treated as contributing its NuStar Common Units to Sunoco may be required to recognize such “built-in gain” with respect to such NuStar Common Units.

Section 707(a) of the Code and the Treasury Regulations thereunder create a presumption that any distributions of cash or other property made to a partner that contributed property within two years of the distribution will be treated as a payment in consideration for the property otherwise treated as contributed to the partnership in exchange for a partnership interest, with certain limited exceptions, including an exception for “operating cash flow distributions.” For this purpose, an “operating cash flow distribution” is any distribution, including, but not limited to, a complete or partial redemption distribution, that does not exceed the product of the “net cash flow of the partnership from operations” (as defined in the applicable Treasury Regulations) for the year multiplied by the lesser of the partner’s percentage interest in overall partnership profits for that year or the partner’s percentage interest in overall partnership profits for the life of the partnership. If Sunoco makes a distribution within two years of the Merger that does not qualify for one of the specific exceptions, Sunoco will disclose that distribution to the IRS on behalf of the former NuStar Common Unitholders and will bear the burden of demonstrating that facts and circumstances clearly establish that the distribution was not part of a deemed sale transaction. If such a disclosure is required with respect to a quarterly distribution made to all Sunoco Common Unitholders, Sunoco intends to take the position that the distribution is not a part of a sale for tax purposes. However, the IRS may disagree with this position. If a distribution to a former U.S. holder of NuStar Common Units within two years of the Merger is treated as part of a deemed sale transaction under Section 707(a) of the Code, such person will recognize gain or loss in an amount equal to the difference between (i) the amount of cash and the fair market value of the property received and (ii) such person’s adjusted tax basis in the NuStar Common Units deemed to have been sold. Such gain or loss will be recognized in the year of the Merger, and, if the former U.S. holder of NuStar Common Units has already filed a tax return for the year of the Merger, the former U.S. holder of NuStar Common Units may be required to file an amended return. In such a case, the former U.S. holder of NuStar Common Units may also be required to report some amount of imputed interest income.

Accordingly, even if the Merger is treated as a tax-deferred exchange of NuStar Common Units for Sunoco Common Units under Section 721(a) of the Code, former U.S. holders of NuStar Common Units could be required to recognize part or all of the “built-in gain” on their NuStar Common Units deferred as a result of the Merger if Sunoco (i) sells or otherwise disposes of, or is considered to sell or otherwise to dispose of, NuStar Common Units in a taxable transaction at any time (including by reason of Sunoco’s receipt of a distribution with respect to its NuStar Common Units that exceeds Sunoco’s basis in the NuStar Common Units), (ii) distributes any NuStar Common Units to another Sunoco Common Unitholder within seven years of the Merger, (iii) distributes any Sunoco property other than money or NuStar Common Units to a former U.S. holder of NuStar Common Units within seven years of the Merger, or (iv) makes any distribution (other than an “operating cash flow distribution”) to a former U.S. holder of NuStar Common Units within two years of the Merger. No provision of the Sunoco Partnership Agreement prohibits any of these events from occurring, even if the event would result in a former U.S. holder of NuStar Common Units recognizing part or all of the gain intended to be deferred pursuant to the Merger.

If Sunoco is unable to determine the correct tax basis of NuStar Common Units acquired from any former U.S. holder of NuStar Common Units in exchange for Sunoco Common Units pursuant to the Merger, the amount of gain reported by Sunoco to the IRS with respect to such former U.S. holder of NuStar Common Units upon such a transaction may be substantially greater than the correct amount.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF SUNOCO COMMON UNIT OWNERSHIP

This section summarizes the material U.S. federal income tax consequences that may be relevant to Sunoco Common Unitholders owning Sunoco Common Units received in the Merger and is based upon current provisions of the Code, existing and proposed Treasury Regulations, and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the U.S. federal income tax consequences to a Sunoco Common Unitholder to vary substantially from those described below, possibly on a retroactive basis. Unless the context otherwise requires, references in this section to Sunoco include its operating subsidiaries.

Legal conclusions contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of representations made by Sunoco to them for this purpose. However, this section does not address all U.S. federal income tax matters that may affect Sunoco or Sunoco Common Unitholders, such as the application of the alternative minimum tax. This section also does not address local taxes, state taxes, non-U.S. taxes, or other taxes that may be applicable, except to the limited extent that such tax considerations are addressed below under “—State, Local and Other Tax Considerations.” Furthermore, this section focuses on Sunoco Common Unitholders who are individual citizens or residents of the United States (for U.S. federal income tax purposes), who have the U.S. dollar as their functional currency, who use the calendar year as their taxable year, who receive Sunoco Common Units in the Merger, who do not materially participate in the conduct of Sunoco’s business activities and who hold such Sunoco Common Units as capital assets (typically, property that is held for investment). This section has limited applicability to corporations (including other entities treated as corporations for U.S. federal income tax purposes), partnerships (including other entities treated as partnerships for U.S. federal income tax purposes), estates, trusts, non-resident aliens or other Sunoco Common Unitholders subject to specialized tax treatment, such as tax-exempt entities, non-U.S. persons, individual retirement accounts (“IRAs”), employee benefit plans, real estate investment trusts or mutual funds.

Accordingly, Sunoco encourages each prospective Sunoco Common Unitholder to consult its own tax advisor in analyzing the U.S. federal, state, local and non-U.S. tax consequences that are particular to it resulting from ownership or disposition of Sunoco Common Units and potential changes in applicable tax laws.

Sunoco is relying on the opinions and advice of Vinson & Elkins L.L.P. with respect to the matters described herein. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or a court. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any such contest of the matters described herein may materially and adversely impact the market for Sunoco Common Units and the prices at which Sunoco Common Units trade. In addition, the costs of any contest with the IRS will be borne indirectly by Sunoco Common Unitholders and Energy Transfer because the costs will reduce Sunoco’s cash available for distribution. Furthermore, the tax consequences of an investment in Sunoco may be significantly modified by future legislative or administrative changes or court decisions, which may be retroactively applied.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following U.S. federal income tax issues:

•

the treatment of a Sunoco Common Unitholder whose Sunoco Common Units are the subject of a securities loan (e.g., a loan to a short seller to cover a short sale of Sunoco Common Units) (please read the section entitled “—Tax Consequences of Sunoco Common Unit Ownership—Treatment of Securities Loans”);

•

whether Sunoco’s monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read the section entitled “—Disposition of Sunoco Common Units—Allocations Between Transferors and Transferees”); and

•

whether Sunoco’s method for taking into account Section 743 adjustments is sustainable in certain cases (please read the sections entitled “—Tax Consequences of Sunoco Common Unit Ownership—Section 754 Election” and “—Uniformity of Sunoco Common Units”).

Taxation of the Partnership

Partnership Status

Sunoco expects to be treated as a partnership for U.S. federal income tax purposes and, therefore, subject to the discussion below under “—Administrative Matters—Information Returns and Audit Procedures,” generally will not be liable for entity-level U.S. federal income taxes. Instead, as described below, each Sunoco Common Unitholder will take into account its respective share of Sunoco’s items of income, gain, loss and deduction in computing its U.S. federal income tax liability as if the Sunoco Common Unitholder had earned such income directly, even if Sunoco makes no cash distributions to the Sunoco Common Unitholder. Distributions Sunoco makes to a Sunoco Common Unitholder will not give rise to income or gain taxable to such Sunoco Common Unitholder, unless the amount of cash distributed exceeds the Sunoco Common Unitholder’s adjusted tax basis in its Sunoco Common Units. Please read the sections entitled “—Tax Consequences of Sunoco Common Unit Ownership—Treatment of Distributions” and “—Disposition of Sunoco Common Units.”

Section 7704 of the Code generally provides that publicly-traded partnerships will be treated as corporations for U.S. federal income tax purposes. However, if 90% or more of a partnership’s gross income for every taxable year it is publicly-traded consists of “qualifying income,” the partnership may continue to be treated as a partnership for U.S. federal income tax purposes (the “Qualifying Income Exception”). Qualifying income includes (i) interest, (ii) dividends, (iii) real property rents within the meaning of Section 856(d) of the Code, as modified by Section 7704(d)(3) of the Code, (iv) gains from the sale or other disposition of real property, (v) income and gains derived from the exploration, development, mining or production, processing, refining, transportation (including pipelines transporting gas, oil, or products thereof) or the marketing of any “mineral or natural resource,” and (vi) gains from the sale or other disposition of capital assets (or property described in Section 1231(b) of the Code) held for the production of income that otherwise constitutes qualifying income. Sunoco estimates that less than 5% of its current gross income is not qualifying income; however, this estimate could change from time to time.

No ruling has been or will be sought from the IRS with respect to Sunoco’s classification as a partnership for U.S. federal income tax purposes or as to the classification of Sunoco’s partnership and limited liability company operating subsidiaries. Instead Sunoco has relied on the opinion of Vinson & Elkins L.L.P. that, based upon the Code, existing Treasury Regulations, published revenue rulings and court decisions and representations described below, Sunoco will be treated as a partnership for U.S. federal income tax purposes and each of Sunoco’s partnership and limited liability company operating subsidiaries, other than those that have been identified as corporations to Vinson & Elkins L.L.P., will be classified as a partnership or disregarded as an entity separate from Sunoco for U.S. federal income tax purposes.

In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by Sunoco and Sunoco GP, including, without limitation:

(i) Neither Sunoco nor any of Sunoco’s partnership or limited liability company operating subsidiaries, other than those that have been identified as corporations to Vinson & Elkins L.L.P., has elected or will elect to be treated as a corporation for U.S. federal income tax purposes;

(ii) For each taxable year since and including the year of Sunoco’s initial public offering, more than 90% of Sunoco’s gross income has been and will be income of a character that Vinson & Elkins L.L.P. has opined is “qualifying income” within the meaning of Section 7704(d) of the Code; and

(iii) Each hedging transaction that Sunoco treats as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been and will be associated with oil, natural gas or products thereof that are held or to be held by Sunoco in activities that Vinson & Elkins L.L.P. has opined or will opine result in “qualifying income” within the meaning of Section 7704(d) of the Code.

Sunoco believes that these representations are true and will be true in the future.

If Sunoco fails to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require Sunoco to make adjustments with respect to Sunoco Common Unitholders or pay other amounts), Sunoco will be treated as transferring all of its assets, subject to all of its liabilities, to a newly formed corporation, on the first day of the year in which Sunoco fails to meet the Qualifying Income Exception in return for stock in that corporation and then as distributing that stock to Sunoco Common Unitholders in liquidation of their interests in Sunoco. This deemed contribution and liquidation should not result in the recognition of taxable income (i) to Sunoco (which would be allocated to Sunoco Common Unitholders) so long as the aggregate amount of Sunoco’s liabilities does not exceed the adjusted tax basis of Sunoco’s assets or (ii) by Sunoco Common Unitholders so long as their respective shares of Sunoco’s liabilities do not exceed their adjusted tax basis in their Sunoco Common Units. Thereafter, Sunoco would be treated as an association taxable as a corporation for U.S. federal income tax purposes.

The present U.S. federal income tax treatment of publicly-traded partnerships, including Sunoco, or an investment in Sunoco Common Units may be modified by administrative or legislative action or judicial interpretation at any time. From time to time, members of the U.S. Congress and certain presidential administrations have proposed and considered substantive changes to the existing U.S. federal income tax laws that would affect publicly-traded partnerships. Recent proposals have provided for the expansion of the Qualifying Income Exception in certain circumstances and other proposals have provided for the total elimination of the Qualifying Income Exception upon which Sunoco relies for its treatment as a partnership for U.S. federal income tax purposes.

It is possible that a change in law could affect Sunoco and may be applied retroactively. Any such changes could negatively impact the value of an investment in Sunoco Common Units. If for any reason Sunoco is taxable as a corporation in any taxable year, Sunoco’s items of income, gain, loss and deduction would be taken into account by Sunoco in determining the amount of its liability for U.S. federal income tax, rather than being passed through to Sunoco Common Unitholders.

At the state level, several states have been evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise, or other forms of taxation. Imposition of a similar tax on Sunoco in the jurisdictions in which Sunoco operates or in other jurisdictions to which Sunoco may expand could substantially reduce Sunoco’s cash available for distribution to Sunoco Common Unitholders.

Sunoco’s taxation as a corporation would materially reduce the cash available for distribution to Sunoco Common Unitholders and thus would likely substantially reduce the value of Sunoco Common Units. Any distribution made to a Sunoco Common Unitholder at a time when Sunoco is treated as a corporation would be (i) a taxable dividend to the extent of Sunoco’s current or accumulated earnings and profits, then (ii) a nontaxable return of capital to the extent of the Sunoco Common Unitholder’s adjusted tax basis in its Sunoco Common Units (determined separately for each Sunoco Common Unit), and thereafter (iii) taxable capital gain.

The remainder of this discussion is based on the opinion of Vinson & Elkins L.L.P. that Sunoco will be treated as a partnership for U.S. federal income tax purposes.

Tax Consequences of Sunoco Common Unit Ownership

Limited Partner Status

Sunoco Common Unitholders who are admitted as limited partners of Sunoco will be treated as partners of Sunoco for U.S. federal income tax purposes. In addition, Sunoco Common Unitholders whose Sunoco Common Units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their Sunoco Common Units will be treated as partners of Sunoco for U.S. federal income tax purposes.

For a discussion related to the risks of losing partner status as a result of securities loans, please read the section entitled “—Treatment of Securities Loans.” Sunoco Common Unitholders who are not treated as partners in Sunoco as described above are urged to consult their own tax advisors with respect to the tax consequences applicable to them under their particular circumstances.

Flow-Through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections of Sunoco Common Unitholder Taxes” and “—Administrative Matters—Information Returns and Audit Procedures,” with respect to payments Sunoco may be required to make on behalf of Sunoco Unitholders, Sunoco will not pay any U.S. federal income tax. Rather, each Sunoco Common Unitholder will be required to report on its U.S. federal income tax return each year its share of Sunoco’s income, gains, losses and deductions for the Sunoco taxable year or years ending with or within its taxable year. Consequently, Sunoco may allocate income to a Sunoco Common Unitholder even if that unitholder has not received a cash distribution.

Basis of Sunoco Common Units

Please read the section entitled “Material U.S. Federal Income Tax Consequences of the Merger—Material U.S. Federal Income Tax Consequences of the Merger to U.S. Holders—Tax Basis and Holding Period of Sunoco Common Units Received” for a discussion of how to determine the initial tax basis of Sunoco Common Units received in the Merger.

That basis generally will be (i) increased by the Sunoco Common Unitholder’s share of Sunoco’s income and any increases in such Sunoco Common Unitholder’s share of Sunoco’s liabilities, and (ii) decreased, but not below zero, by the amount of all distributions to the Sunoco Common Unitholder, the Sunoco Common Unitholder’s share of Sunoco’s losses, any decreases in its share of Sunoco’s liabilities, and the amount of any excess business interest allocated to the Sunoco Common Unitholder. The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all of those interests.

Treatment of Distributions

Distributions made by Sunoco to a Sunoco Common Unitholder generally will not be taxable to the Sunoco Common Unitholder, unless such distributions are of cash or marketable securities that are treated as cash and exceed the Sunoco Common Unitholder’s tax basis in its Sunoco Common Units, in which case the Sunoco Common Unitholder generally will recognize gain taxable in the manner described below under “—Disposition of Sunoco Common Units.”

Any reduction in a Sunoco Common Unitholder’s share of Sunoco’s “nonrecourse liabilities” (liabilities for which no partner bears the economic risk of loss) will be treated as a distribution by Sunoco of cash to that Sunoco Common Unitholder. A decrease in a Sunoco Common Unitholder’s percentage interest in Sunoco because of Sunoco’s issuance of additional Sunoco Common Units may decrease such Sunoco Common Unitholder’s share of Sunoco’s nonrecourse liabilities. For purposes of the foregoing, a Sunoco Common

Unitholder’s share of Sunoco’s nonrecourse liabilities generally will be based upon such Sunoco Common Unitholder’s share of the unrealized appreciation (or depreciation) in Sunoco’s assets, to the extent thereof, with any excess nonrecourse liabilities allocated based on the Sunoco Common Unitholder’s share of Sunoco’s profits. Please read the section entitled “—Disposition of Sunoco Common Units.”

A non-pro rata distribution of money or property (including a deemed distribution as a result of the reallocation of Sunoco’s nonrecourse liabilities described above) may cause a Sunoco Common Unitholder to recognize ordinary income if the distribution reduces the Sunoco Common Unitholder’s share of Sunoco’s “unrealized receivables,” including depreciation recapture and substantially appreciated “inventory items,” both as defined in Section 751 of the Code (“Section 751 Assets”). To the extent of such reduction, the Sunoco Common Unitholder would be deemed to receive its proportionate share of the Section 751 Assets and exchange such assets with Sunoco in return for a portion of the non-pro rata distribution. This deemed exchange will generally result in the Sunoco Common Unitholder’s recognition of ordinary income in an amount equal to the excess of (i) the non-pro rata portion of that distribution over (ii) the Sunoco Common Unitholder’s tax basis (typically zero) in the Section 751 Assets deemed to be relinquished in the exchange.

Limitations on Deductibility of Losses

A Sunoco Common Unitholder may not be entitled to deduct the full amount of loss Sunoco allocates to it because its share of Sunoco’s losses will be limited to the lesser of (i) the Sunoco Common Unitholder’s adjusted tax basis in its Sunoco Common Units and (ii) in the case of a Sunoco Common Unitholder that is an individual, estate, trust or certain types of closely-held corporations, the amount for which the Sunoco Common Unitholder is considered to be “at risk” with respect to Sunoco’s activities. A Sunoco Common Unitholder will be at risk to the extent of its adjusted tax basis in its units, reduced by (i) any portion of that basis attributable to the Sunoco Common Unitholder’s share of Sunoco’s nonrecourse liabilities, (ii) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or similar arrangement, and (iii) any amount of money the Sunoco Common Unitholder borrows to acquire or hold its units, if the lender of those borrowed funds owns an interest in Sunoco, is related to another Sunoco Common Unitholder or can look only to the units for repayment. A Sunoco Common Unitholder subject to the at risk limitation must recapture losses deducted in previous years to the extent that distributions (including distributions deemed to result from a reduction in a Sunoco Common Unitholder’s share of nonrecourse liabilities) cause the Sunoco Common Unitholder’s at risk amount to be less than zero at the end of any taxable year.

Losses disallowed to a Sunoco Common Unitholder or recaptured as a result of the basis or at risk limitations will carry forward and will be allowable as a deduction in a later year to the extent that the Sunoco Common Unitholder’s adjusted tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon a taxable disposition of Sunoco Common Units, any gain recognized by a Sunoco Common Unitholder can be offset by losses that were previously suspended by the at risk limitation but not losses suspended by the basis limitation. Any loss previously suspended by the at risk limitation in excess of that gain can no longer be used, and will not be available to offset a Sunoco Common Unitholder’s salary or active business income.

In addition to the basis and at risk limitations, passive activity loss limitations limit the deductibility of losses incurred by individuals, estates, trusts, some closely-held corporations and personal service corporations from “passive activities” (generally, trade or business activities in which the taxpayer does not materially participate). The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses Sunoco generates will be available to offset only passive income generated by Sunoco in the future and will not be available to offset income from other passive activities or investments, including any dividend or interest income Sunoco derives from its other investments (including Sunoco’s investments in other publicly-traded partnerships) or from a Sunoco Common Unitholder’s other investments (including investments in other publicly-traded partnerships), or salary or active business income. Passive losses that exceed a Sunoco Common Unitholder’s share of the passive income Sunoco generates may be deducted in full when such Sunoco Common Unitholder disposes of all of its Sunoco Common Units in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk and basis limitations.

Notwithstanding the forgoing, the IRS could take the position that for purposes of applying the passive loss limitation rules to tiered publicly-traded partnerships, such as Energy Transfer and Sunoco, the related entities are treated as one publicly-traded partnership. In that case, any passive losses Sunoco generates would be available to offset income from a Sunoco Common Unitholder’s investments in Energy Transfer, if any. However, passive losses that are not deductible because they exceed a Sunoco Common Unitholder’s share of income Sunoco generates would not be deductible in full until a Sunoco Common Unitholder disposes of its entire investment in both Sunoco and Energy Transfer in a fully taxable transaction with an unrelated party. Sunoco Common Unitholders that hold interests in both Sunoco and Energy Transfer, should consult their own tax advisors regarding the application of the passive loss rules.

For taxpayers other than corporations in taxable years beginning after December 31, 2020, and before January 1, 2029, an “excess business loss” limitation further limits the deductibility of losses by such taxpayers. An excess business loss is the excess (if any) of a taxpayer’s aggregate deductions for the taxable year that are attributable to the trades or businesses of such taxpayer (determined without regard to the excess business loss limitation) over the aggregate gross income or gain of such taxpayer for the taxable year that is attributable to such trades or businesses plus a threshold amount. The threshold amount for 2024 is equal to $305,000 or $610,000 (increased annually by the applicable inflation adjustment) for taxpayers filing a joint return. Disallowed excess business losses are treated as a net operating loss carryover to the following tax year. Any losses Sunoco generates that are allocated to a Sunoco Common Unitholder and not otherwise limited by the basis, at risk, or passive loss limitations will be included in the determination of such Sunoco Common Unitholder’s aggregate trade or business deductions. Consequently, any losses Sunoco generates that are not otherwise limited will only be available to offset a Sunoco Common Unitholder’s other trade or business income plus an amount of non-trade or business income equal to the applicable threshold amount. Thus, except to the extent of the threshold amount, Sunoco’s losses that are not otherwise limited may not offset a Sunoco Common Unitholder’s non-trade or business income (such as salaries, fees, interest, dividends and capital gains). This excess business loss limitation will be applied after the passive activity loss limitation.

Limitations on Interest Deductions

In general, Sunoco is entitled to a deduction for interest paid or accrued on indebtedness properly allocable to its trade or business during its taxable year. However, Sunoco’s deduction for this “business interest” is limited to the sum of its business interest income and 30% of its “adjusted taxable income.” For the purposes of this limitation, Sunoco’s adjusted taxable income is computed without regard to any business interest or business interest income. This limitation is first applied at the partnership level and any deduction for business interest is taken into account in determining Sunoco’s non-separately stated taxable income or loss. Then, in applying this business interest limitation at the partner level, the adjusted taxable income of each Sunoco Common Unitholder is determined without regard to such Sunoco Common Unitholder’s distributive share of any of Sunoco’s items of income, gain, deduction, or loss and is increased by such Sunoco Common Unitholder’s distributive share of Sunoco’s excess taxable income, which is generally equal to the excess of 30% of Sunoco’s adjusted taxable income over the amount of Sunoco’s deduction for business interest for a taxable year.

To the extent Sunoco’s deduction for business interest is not limited, Sunoco will allocate the full amount of its deduction for business interest among the Sunoco Common Unitholders in accordance with their percentage interests in Sunoco. To the extent Sunoco’s deduction for business interest is limited, the amount of any disallowed deduction for business interest will also be allocated to each Sunoco Common Unitholder in accordance with their percentage interest in Sunoco, but such amount of “excess business interest” will not be currently deductible. Subject to certain limitations and adjustments to a Sunoco Common Unitholder’s basis in its common units, this excess business interest may be carried forward and deducted by a Sunoco Common

Unitholder in a future taxable year. Further, a Sunoco Common Unitholder’s basis in its Sunoco Common Units will generally be increased by the amount of any excess business interest upon a disposition of such Sunoco Common Units.

In addition to this limitation on the deductibility of a partnership’s business interest, the deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness allocable to property held for investment;

•	interest expense allocated against portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent allocable against portfolio income.

The computation of a Sunoco Common Unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a Sunoco Common Unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income. Net investment income does not include qualified dividend income (if applicable) or gains attributable to the disposition of property held for investment. A Sunoco Common Unitholder’s share of a publicly-traded partnership’s portfolio income and, according to the IRS, net passive income will be treated as investment income for purposes of the investment interest expense limitation.

Entity-Level Collections of Sunoco Unitholder Taxes

If Sunoco is required or elects under applicable law to pay any U.S. federal, state, local or non-U.S. tax on behalf of any current or former unitholder, Energy Transfer, or Sunoco GP, the Sunoco Partnership Agreement authorizes Sunoco to treat the payment as a distribution of cash to the relevant unitholder or general partner. Where the tax is payable on behalf of one unitholder or all unitholders, the Sunoco Partnership Agreement authorizes Sunoco to treat the payment as a distribution to such unitholder or all such unitholders, as applicable. Payments by Sunoco as described above could give rise to an overpayment of tax on behalf of a Sunoco Common Unitholder, in which event the Sunoco Common Unitholder may be entitled to claim a refund of the overpayment amount. Please read the section entitled “—Administrative Matters—Information Returns and Audit Procedures.” Each Sunoco Common Unitholder is urged to consult its tax advisor to determine the consequences to it of any tax payment Sunoco makes on its behalf.

Allocation of Income, Gain, Loss and Deduction

Except as described below, Sunoco’s items of income, gain, loss and deduction will be allocated among Sunoco Common Unitholders in accordance with their percentage interests in Sunoco. At any time that incentive distributions are made to Energy Transfer, gross income will be allocated to Energy Transfer to the extent of these distributions.

Specified items of Sunoco’s income, gain, loss and deduction will be allocated under Section 704(c) of the Code (or the principles of Section 704(c) of the Code) to account for any difference between the adjusted tax basis and fair market value of Sunoco’s assets at the time such assets are contributed to Sunoco and at the time of any subsequent offering of Sunoco Common Units (a “Book-Tax Disparity”). As a result, the U.S. federal income tax burden associated with any Book-Tax Disparity immediately prior to an offering will be borne by Sunoco’s partners holding interests in Sunoco prior to such offering. In addition, items of recapture income will be specially allocated to the extent possible (subject to the limitations described above) to the Sunoco Common Unitholder who was allocated the deduction giving rise to that recapture income in order to minimize the recognition of ordinary income by other Sunoco Common Unitholders.

An allocation of items of Sunoco’s income, gain, loss or deduction, other than an allocation required by the Code to eliminate a Book-Tax Disparity, will be given effect for U.S. federal income tax purposes in determining a Sunoco Common Unitholder’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a Sunoco Common Unitholder’s share of an item will be determined on the basis of the Sunoco Common Unitholder’s interest in Sunoco, which will be determined by taking into account all the facts and circumstances, including (i) the Sunoco Common Unitholder’s relative contributions to Sunoco, (ii) the interests of all the partners in profits and losses, (iii) the interest of all the partners in cash flow and (iv) the rights of all the partners to distributions of capital upon liquidation. Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “—Section 754 Election” and “—Disposition of Sunoco Common Units—Allocations Between Transferors and Transferees,” allocations of income, gain, loss or deduction under the Sunoco Partnership Agreement will be given effect for U.S. federal income tax purposes.

Treatment of Securities Loans

A Sunoco Common Unitholder whose Sunoco Common Units are the subject of a securities loan (for example, a loan to a “short seller” to cover a short sale of Sunoco Common Units) may be treated as having disposed of those Sunoco Common Units. If so, such Sunoco Common Unitholder would no longer be treated for tax purposes as a partner with respect to those Sunoco Common Units during the period of the loan and may recognize gain or loss as a result of such deemed disposition. As a result, during this period (i) any of Sunoco’s income, gain, loss or deduction allocated to those Sunoco Common Units would not be reportable by the lending Sunoco Common Unitholder, and (ii) any cash distributions received by the lending Sunoco Common Unitholder as to those Sunoco Common Units may be treated as ordinary taxable income.

Due to a lack of controlling authority, Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a Sunoco Common Unitholder that enters into a securities loan with respect to its Sunoco Common Units. A Sunoco Common Unitholder desiring to assure its status as a partner and avoid the risk of income recognition from a loan of its Sunoco Common Units is urged to modify any applicable brokerage account agreements to prohibit its brokers from borrowing and lending its Sunoco Common Units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read “—Disposition of Sunoco Common Units—Recognition of Gain or Loss.”

Tax Rates

Under current law, the highest marginal U.S. federal income tax rates for individuals applicable to ordinary income and long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) are 37% and 20%, respectively. These rates are subject to change by new legislation at any time.

In addition, a 3.8% net investment income tax applies to certain net investment income earned by individuals, estates, and trusts. For these purposes, net investment income generally includes a Sunoco Common Unitholder’s allocable share of Sunoco’s income and gain realized by a Sunoco Common Unitholder from a sale of Sunoco Common Units (without taking into account the 20% deduction discussed below). In the case of an individual, the tax will be imposed on the lesser of (i) the Sunoco Common Unitholder’s net investment income from all investments, or (ii) the amount by which the Sunoco Common Unitholder’s modified adjusted gross income exceeds $250,000 (if the Sunoco Common Unitholder is married and filing jointly or a surviving spouse), $125,000 (if the Sunoco Common Unitholder is married and filing separately) or $200,000 (if the Sunoco Common Unitholder is unmarried or in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

For taxable years beginning after December 31, 2017 and ending on or before December 31, 2025, subject to certain limitations, an individual Sunoco Common Unitholder is entitled to a deduction equal to 20% of its allocable share of Sunoco’s “qualified business income.” For purposes of this deduction, Sunoco’s “qualified business income” is equal to the sum of:

•

the net amount of Sunoco’s U.S. items of income, gain, deduction, and loss to the extent such items are included or allowed in the determination of taxable income for the year, excluding, however, certain specified types of passive investment income (such as capital gains and dividends) and certain payments made to the unitholder for services rendered to Sunoco; and

•

any gain recognized upon a disposition of Sunoco Common Units to the extent such gain is attributable to Section 751 Assets, such as depreciation recapture and Sunoco’s “inventory items,” and is thus treated as ordinary income under Section 751 of the Code.

Section 754 Election

Sunoco has made the election permitted by Section 754 of the Code that permits Sunoco to adjust the tax basis in each of its assets as to specific purchasers of Sunoco Common Units under Section 743(b) of the Code to reflect the Sunoco Common Unit purchase price upon subsequent purchases of Sunoco Common Units. That election is irrevocable without the consent of the IRS. The Section 743(b) adjustment separately applies to a Sunoco Common Unitholder who purchases Sunoco Common Units from another Sunoco Common Unitholder based upon the values and adjusted tax basis of each of Sunoco’s assets at the time of the relevant Sunoco Common Unit purchase, and the adjustment will reflect the purchase price paid. The Section 743(b) adjustment does not apply to a person who purchases Sunoco Common Units directly from Sunoco. For purposes of this discussion, a Sunoco Common Unitholder’s basis in Sunoco’s assets will be considered to have two components: (i) its share of the tax basis in Sunoco’s assets as to all Sunoco Common Unitholders and (ii) its Section 743(b) adjustment to that tax basis (which may be positive or negative).

Under the Sunoco Partnership Agreement, Sunoco is authorized to take a position to preserve the uniformity of Sunoco Common Units even if that position is not consistent with applicable Treasury Regulations. A literal application of Treasury Regulations governing a Section 743(b) adjustment attributable to properties depreciable under Section 167 of the Code may give rise to differences in the taxation of Sunoco Common Unitholders purchasing Sunoco Common Units from Sunoco and Sunoco Common Unitholders purchasing from other Sunoco Common Unitholders. If Sunoco has any such properties, Sunoco intends to adopt methods employed by other publicly-traded partnerships to preserve the uniformity of Sunoco Common Units, even if inconsistent with existing Treasury Regulations, and Vinson & Elkins L.L.P. has not opined on the validity of this approach. Please read the section entitled “—Uniformity of Sunoco Common Units.”

The IRS may challenge the positions Sunoco adopts with respect to depreciating or amortizing the Section 743(b) adjustment to preserve the uniformity of Sunoco Common Units due to the lack of controlling authority. Because a Sunoco Common Unitholder’s adjusted tax basis for its Sunoco Common Units is reduced by its share of Sunoco’s items of deduction or loss, any position Sunoco takes that understates deductions will overstate a Sunoco Common Unitholder’s tax basis in its Sunoco Common Units, and may cause the Sunoco Common Unitholder to understate gain or overstate loss on any sale of such Sunoco Common Units. Please read the section entitled “—Disposition of Sunoco Common Units—Recognition of Gain or Loss.” If a challenge to such treatment were sustained, the gain from the sale of Sunoco Common Units may be increased without the benefit of additional deductions.

The calculations involved in the Section 754 election are complex and are made on the basis of assumptions as to the value of Sunoco’s assets and other matters. The IRS could seek to reallocate some or all of any Section 743(b) adjustment Sunoco allocated to its assets subject to depreciation to goodwill or nondepreciable assets. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than Sunoco’s tangible assets. Sunoco cannot assure any Sunoco Common Unitholder that the determinations it makes will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different tax basis adjustment to be made, and should, in Sunoco’s opinion, the expense of compliance exceed the benefit of the election, Sunoco may seek permission from the IRS to revoke its Section 754 election. If permission is granted, a subsequent purchaser of Sunoco Common Units may be allocated more income than it would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

Sunoco uses the year ending December 31 as its taxable year and the accrual method of accounting for U.S. federal income tax purposes. Each Sunoco Common Unitholder will be required to include in its tax return its share of Sunoco’s income, gain, loss and deduction for each taxable year ending within or with its taxable year. In addition, a Sunoco Common Unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its Sunoco Common Units following the close of Sunoco’s taxable year but before the close of its taxable year must include its share of Sunoco’s income, gain, loss and deduction in income for its taxable year, with the result that it will be required to include in income for its taxable year its share of more than twelve months of Sunoco’s income, gain, loss and deduction. Please read the section entitled “—Disposition of Sunoco Common Units—Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization

The tax basis of each of Sunoco’s assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. If Sunoco disposes of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation deductions previously taken, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a Sunoco Common Unitholder who has taken cost recovery or depreciation deductions with respect to property Sunoco owns will likely be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in Sunoco. Please read the sections entitled “—Tax Consequences of Sunoco Common Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Sunoco Common Units—Recognition of Gain or Loss.”

The costs Sunoco incurs in offering and selling its Sunoco Common Units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon Sunoco’s termination. While there are uncertainties regarding the classification of certain costs as organization expenses, which may be amortized by Sunoco, and as syndication expenses, which may not be amortized by Sunoco, the underwriting discounts and commissions Sunoco incurs will be treated as syndication expenses. Please read the section entitled “Disposition of Sunoco Common Units—Recognition of Gain or Loss.”

Valuation and Tax Basis of Each of Sunoco’s Properties

The U.S. federal income tax consequences of the ownership and disposition of Sunoco Common Units will depend in part on Sunoco’s estimates of the relative fair market values and the tax basis of each of Sunoco’s assets. Although Sunoco may from time to time consult with professional appraisers regarding valuation matters, Sunoco will make many of the relative fair market value estimates itself. These estimates and determinations of tax basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or tax basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by a Sunoco Common Unitholder could change, and such Sunoco Common Unitholder could be required to adjust its tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Sunoco Common Units

Recognition of Gain or Loss

A Sunoco Common Unitholder will be required to recognize gain or loss on a sale or exchange of a Sunoco Common Unit equal to the difference, if any, between the Sunoco Common Unitholder’s amount realized and the adjusted tax basis in the Sunoco Common Unit sold (taking into account any basis adjustments attributable to previously disallowed interest deductions). A Sunoco Common Unitholder’s amount realized generally will equal the sum of the cash and the fair market value of other property it receives plus its share of Sunoco’s nonrecourse liabilities with respect to the Sunoco Common Unit sold or exchanged. Because the amount realized includes a Sunoco Common Unitholder’s share of Sunoco’s nonrecourse liabilities, the gain recognized on the sale or exchange of a Sunoco Common Unit could result in a tax liability in excess of any cash received from such sale or exchange.

Except as noted below, gain or loss recognized by a Sunoco Common Unitholder on the sale or exchange of a Sunoco Common Unit held for more than one year generally will be taxable as long-term capital gain or loss. However, gain or loss recognized on the disposition of Sunoco Common Units will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to Section 751 Assets, such as depreciation recapture and Sunoco’s “inventory items,” regardless of whether any such inventory item has substantially appreciated in value. Ordinary income attributable to Section 751 Assets may exceed net taxable gain realized on the sale or exchange of a Sunoco Common Unit and may be recognized even if there is a net taxable loss realized on the sale or exchange of a Sunoco Common Unit. Thus, a Sunoco Common Unitholder may recognize both ordinary income and capital gain or loss upon a sale or exchange of a Sunoco Common Unit. Net capital loss may offset capital gains and, in the case of individuals, up to $3,000 of ordinary income per year.

For purposes of calculating gain or loss on the sale or exchange of a Sunoco Common Unit, the Sunoco Common Unitholder’s adjusted tax basis will be adjusted by its allocable share of Sunoco’s income or loss in respect of its Sunoco Common Unit for the year of the sale. Furthermore, as described above, the IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in its entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership.

Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify Sunoco Common Units transferred with an ascertainable holding period to elect to use the actual holding period of the Sunoco Common Units transferred. Thus, according to the ruling discussed in the paragraph above, a Sunoco Common Unitholder will be unable to select high or low basis Sunoco Common Units to sell or exchange as would be the case with corporate stock, but, according to the Treasury Regulations, such Sunoco Common Unitholder may designate specific Sunoco Common Units sold for purposes of determining the holding period of the Sunoco Common Units transferred. A Sunoco Common Unitholder electing to use the actual holding period of any Sunoco Common Unit transferred must consistently use that identification method for all subsequent sales or exchanges of Sunoco Common Units. A Sunoco Common Unitholder considering the purchase of additional Sunoco Common Units or a sale or exchange of Sunoco Common Units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” financial position, including a partnership interest with respect to which gain would be recognized if it were sold, assigned or terminated at its fair market value, in the event the taxpayer or a related person enters into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is authorized to issue Treasury Regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position. Please read the section entitled “—Tax Consequences of Sunoco Common Unit Ownership—Treatment of Securities Loans.”

Allocations Between Transferors and Transferees

In general, Sunoco’s taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the Sunoco Common Unitholders in proportion to the number of Sunoco Common Units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). Nevertheless, Sunoco allocates certain deductions for depreciation of capital additions based upon the date the underlying property is placed in service, and gain or loss realized on a sale or other disposition of Sunoco’s assets or, in the discretion of the general partner, any other extraordinary item of income, gain, loss or deduction will be allocated among the Sunoco Common Unitholders on the Allocation Date in the month in which such income, gain, loss or deduction is recognized. As a result, a Sunoco Common Unitholder transferring Sunoco Common Units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Code and most publicly-traded partnerships use similar simplifying conventions, existing Treasury Regulations do not specifically authorize the use of the proration method Sunoco has adopted. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferee and transferor unitholders. If the IRS determines that this method is not allowed under the Treasury Regulations, Sunoco’s taxable income or losses could be reallocated among the Sunoco Common Unitholders. Under the Sunoco Partnership Agreement, Sunoco is authorized to revise its method of allocation between transferee and transferor unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under the Treasury Regulations.

A Sunoco Common Unitholder who disposes of Sunoco Common Units prior to the record date set for a cash distribution for that quarter will be allocated items of Sunoco’s income, gain, loss and deduction attributable to the month of disposition (and any other month during the quarter to which such cash distribution relates and the holder held Sunoco Common Units on the first day of such month) but will not be entitled to receive a cash distribution for that period.

Notification Requirements

A Sunoco Common Unitholder who sells or exchanges any of its Sunoco Common Units is generally required to notify Sunoco in writing of that transaction within 30 days after the transaction (or, if earlier, January 15 of the year following the transaction in the case of a seller). Upon receiving such notifications, Sunoco is required to notify the IRS of the transaction and to furnish specified information to the transferor and transferee. Failure to notify Sunoco of a transfer of Sunoco Common Units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Uniformity of Sunoco Common Units

Because Sunoco cannot match transferors and transferees of Sunoco Common Units and for other reasons, Sunoco must maintain uniformity of the economic and tax characteristics of the Sunoco Common Units to a purchaser of these Sunoco Common Units. As a result of the need to preserve uniformity, Sunoco may be unable to completely comply with a number of U.S. federal income tax requirements. Any non-uniformity could have a negative impact on the value of Sunoco Common Units. Please read the section entitled “—Tax Consequences of Sunoco Common Unit Ownership—Section 754 Election.”

The Sunoco Partnership Agreement permits Sunoco GP to take positions in filing Sunoco’s tax returns that preserve the uniformity of Sunoco Common Units. These positions may include reducing the depreciation, amortization or loss deductions to which a Sunoco Common Unitholder would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some Sunoco Common Unitholders than that to which they would otherwise be entitled. Vinson & Elkins L.L.P. is unable to opine as to the validity of such filing positions.

A Sunoco Common Unitholder’s adjusted tax basis in Sunoco Common Units is reduced by its share of Sunoco’s deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that Sunoco takes that understates deductions will overstate the Sunoco Common Unitholder’s basis in its Sunoco Common Units, and may cause the Sunoco Common Unitholder to understate gain or overstate loss on any sale of such Sunoco Common Units. Please read the sections entitled “—Disposition of Sunoco Common Units—Recognition of Gain or Loss” and “—Tax Consequences of Sunoco Common Unit Ownership—Section 754 Election” above. The IRS may challenge one or more of any positions Sunoco takes to preserve the uniformity of Sunoco Common Units. If such a challenge were sustained, the uniformity of Sunoco Common Units might be affected, and, under some circumstances, the gain from the sale of Sunoco Common Units might be increased without the benefit of additional deductions.

Tax-Exempt Organizations and Other Investors

Ownership of Sunoco Common Units by employee benefit plans and other tax-exempt organizations, as well as by non-resident alien individuals, non-U.S. corporations and other non-U.S. persons (collectively, “Non-U.S. Unitholders”) raises issues unique to those investors and, as described below, may have substantial adverse tax consequences to them. Employee benefit plans and most other tax-exempt organizations, including IRAs and other retirement plans, are subject to U.S. federal income tax on unrelated business taxable income. Virtually all of Sunoco’s income allocated to tax-exempt organizations will be unrelated business taxable income and will be taxable to a tax-exempt Sunoco Common Unitholder. Additionally, all or part of any gain recognized by a tax-exempt organization upon a sale or other disposition of Sunoco Common Units may be unrelated business taxable income and may be taxable to it. Each prospective common unitholder that is a tax-exempt entity should consult its tax advisors before investing in Sunoco Common Units.

Non-U.S. Unitholders are taxed by the United States on income effectively connected with a U.S. trade or business (“effectively connected income”) and on certain types of U.S.-source non-effectively connected income (such as dividends), unless exempted or further limited by an income tax treaty. Each Non-U.S. Unitholder will be considered to be engaged in a trade or business in the United States because of its ownership of Sunoco Common Units. Furthermore, Non-U.S. Unitholders will be deemed to conduct such activities through a permanent establishment in the United States within the meaning of an applicable tax treaty. Consequently, each Non-U.S. Unitholder will be required to file U.S. federal tax returns to report its share of Sunoco’s income, gain, loss or deduction and pay U.S. federal income tax on its share of Sunoco’s net income or gain. Moreover, under rules applicable to publicly-traded partnerships, distributions to Non-U.S. Unitholders are subject to withholding at the highest applicable effective tax rate. In addition, distributions to Non-U.S. Unitholders will also be subject to a 10% withholding tax on the amount of any distribution in excess of Sunoco’s cumulative net income. As Sunoco does not compute its cumulative net income for such purposes due to the complexity of the calculation and lack of clarity in how it would apply to Sunoco, Sunoco intends to treat all of its distributions as being in excess of its cumulative net income for such purposes and subject to such 10% withholding tax. Accordingly, distributions to Non-U.S. Unitholders will be subject to a combined withholding tax rate equal to the sum of the highest applicable effective tax rate and 10%. Each Non-U.S. Unitholder must obtain a taxpayer identification number from the IRS and submit that number to Sunoco’s transfer agent on a Form W-8BEN or W-8BEN-E (or other applicable or successor form) in order to obtain credit for these withholding taxes.

In addition, if a Non-U.S. Unitholder is classified as a non-U.S. corporation, it will be treated as engaged in a U.S. trade or business and may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular U.S. federal income tax, on its share of Sunoco’s income and gain as adjusted for changes in the foreign corporation’s “U.S. net equity” to the extent reflected in the corporation’s earnings and profits. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the corporate Non-U.S. Unitholder is a “qualified resident.” In addition, a corporate Non-U.S. Unitholder will be subject to special information reporting requirements under Section 6038C of the Code.

A Non-U.S. Unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that common unit to the extent the gain is effectively connected with a U.S. trade or business of the Non-U.S. Unitholder. Gain realized by a Non-U.S. Unitholder from the sale of its interest in a partnership that is engaged in a U.S. trade or business will be considered to be “effectively connected” with a U.S. trade or business to the extent that gain that would be recognized upon a sale by the partnership of all of its assets would be “effectively connected” with a U.S. trade or business. Thus, all of a Non-U.S. Unitholder’s gain from the sale or other disposition of Sunoco Common Units would be treated as effectively connected with such Non-U.S. Unitholder’s indirect U.S. trade or business constituted by its investment in Sunoco and would be subject to U.S. federal income tax. As a result of the effectively connected income rules described above, the exclusion from U.S. taxation under the Foreign Investment in Real Property Tax Act for gain from the sale of partnership units regularly traded on an established securities market will not prevent a Non-U.S. Unitholder from being subject to U.S. federal income tax on gain from the sale or disposition of its units to the extent such gain is effectively connected with a U.S. trade or business. Sunoco expects substantially all of the gain from the sale or disposition of Sunoco Common Units to be treated as effectively connected with a U.S. trade or business.

Moreover, the transferee of an interest in a partnership that is engaged in a U.S. trade or business is generally required to withhold 10% of the amount realized by the transferor unless the transferor certifies that it is not a foreign person. While the determination of a partner’s “amount realized” generally includes any decrease of a partner’s share of the partnership’s liabilities, Treasury Regulations provide that the “amount realized” on a transfer of an interest in a publicly-traded partnership, such as Sunoco Common Units, will generally be the amount of gross proceeds paid to the broker effecting the applicable transfer on behalf of the transferor, and thus will be determined without regard to any decrease in that partner’s share of a publicly-traded partnership’s liabilities. For a transfer of interests in a publicly-traded partnership that is effected through a broker, the obligation to withhold is imposed on the transferor’s broker. Current and prospective Non-U.S. Unitholders should consult their tax advisors regarding the impact of these rules on an investment in Sunoco Common Units.

Administrative Matters

Information Returns and Audit Procedures

Sunoco intends to furnish to each Sunoco Common Unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes its share of Sunoco’s income, gain, loss and deduction for its preceding taxable year. In preparing this information, which will not be reviewed by counsel, Sunoco will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each Sunoco Common Unitholder’s share of income, gain, loss and deduction. Sunoco cannot assure Sunoco Common Unitholders that those positions will yield a result that conforms to all of the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS.

The IRS may audit Sunoco’s U.S. federal income tax information returns. Neither Sunoco nor Vinson & Elkins L.L.P. can assure prospective Sunoco Common Unitholders that the IRS will not successfully challenge the positions Sunoco adopts, and such a challenge could adversely affect the value of Sunoco Common Units. Adjustments resulting from an IRS audit may require each Sunoco Common Unitholder to adjust a prior year’s tax liability, and may result in an audit of the Sunoco Common Unitholder’s own return. Any audit of a Sunoco Common Unitholder’s return could result in adjustments unrelated to Sunoco’s returns.

Publicly-traded partnerships are treated as entities separate from their owners for purposes of U.S. federal income tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings for each of the partners. If the IRS makes audit adjustments to Sunoco’s income tax returns, it may assess and collect any taxes (including any applicable penalties and interest) resulting from such audit adjustment directly from Sunoco, unless Sunoco elects to have Sunoco GP, unitholders and former unitholders take any audit adjustment into account in accordance with their interests in Sunoco during the taxable year under audit. Similarly, for such taxable years, if the IRS makes audit adjustments to income tax returns filed by an entity in which Sunoco is a member or partner, it may assess and collect any taxes (including penalties and interest) resulting from such audit adjustment directly from such entity.

Generally, Sunoco expects to elect to have Sunoco GP, unitholders and former unitholders take any such audit adjustment into account in accordance with their interests in Sunoco during the taxable year under audit, but there can be no assurance that such election will be effective in all circumstances. If Sunoco is unable or if it is not economical to have Sunoco GP, unitholders and former unitholders take such audit adjustment into account in accordance with their interests in Sunoco during the taxable year under audit, then Sunoco’s current unitholders may bear some or all of the tax liability resulting from such audit adjustment, even if such unitholders did not own Sunoco Common Units during the taxable year under audit. If, as a result of any such audit adjustment, Sunoco is required to make payments of taxes, penalties or interest, or, if Sunoco bears such payment directly, Sunoco’s cash available for distribution to its unitholders might be substantially reduced. Congress has proposed changes to these partnership audit procedures, and Sunoco anticipates that amendments may be made. Accordingly, the manner in which these rules may apply to Sunoco in the future is uncertain.

Sunoco is required to designate a partner, or other person, with a substantial presence in the United States as its partnership representative (“Partnership Representative”). The Partnership Representative has the sole authority to act on Sunoco’s behalf for purposes of, among other things, U.S. federal income tax audits and judicial review of administrative adjustments by the IRS. If Sunoco does not make such a designation, the IRS can select any person as the Partnership Representative. Sunoco has designated Sunoco GP as the Partnership Representative. Further, any actions taken by Sunoco or by the Partnership Representative on Sunoco’s behalf with respect to, among other things, U.S. federal income tax audits and judicial review of administrative adjustments by the IRS, will be binding on Sunoco and all of its unitholders.

Additional Withholding Requirements

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined in the Code) and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on withholdable payments, including interest, dividends and other fixed or determinable annual or periodic gains, profits and income from sources within the United States (“FDAP Income”) paid to a foreign financial institution or to a “non-financial foreign entity” (as specially defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting, (ii) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. While withholdable payments would have originally included payments of gross proceeds from the sale or other disposition of any property of a type which could produce interest or dividends from sources within the United States (“Gross Proceeds”) on or after January 1, 2019, proposed Treasury Regulations provide that such payments of Gross Proceeds do not constitute withholdable payments. Taxpayers may rely generally on these proposed Treasury Regulations until they are revoked or final Treasury Regulations are issued.

If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these requirements may be subject to different rules.

To the extent Sunoco has FDAP Income that is not treated as effectively connected with a U.S. trade or business (please read the section entitled “—Tax-Exempt Organizations and Other Investors”), a Sunoco Common Unitholder that is a foreign financial institution or certain other non-U.S. entities, or a person that holds its Sunoco Common Units through such foreign entities, may be subject to withholding on distributions they receive from Sunoco, or its distributive share of Sunoco’s income, pursuant to the rules described above. Each prospective Sunoco Common Unitholder should consult its own tax advisors regarding the potential application of these withholding provisions to its investment in Sunoco Common Units.

Nominee Reporting

Persons who hold an interest in Sunoco as a nominee for another person are required to furnish to Sunoco:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	a statement regarding whether the beneficial owner is:

•	a non-U.S. person;

•	a non-U.S. government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing; or

•	a tax-exempt entity;

•	the amount and description of Sunoco Common Units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Each broker and financial institution is required to furnish additional information, including whether such broker or financial institution is a U.S. person and specific information on any Sunoco Common Units such broker or financial institution acquires, holds or transfers for its own account. A penalty per failure, with a significant maximum penalty per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of Sunoco Common Units with the information furnished to Sunoco.

Accuracy-Related Penalties

Certain penalties may be imposed as a result of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion. Sunoco does not anticipate that any accuracy-related penalties will be assessed against it.

State, Local and Other Tax Considerations

In addition to U.S. federal income taxes, Sunoco Common Unitholders may be subject to other taxes, including state and local income taxes, unincorporated business taxes and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which Sunoco conducts business or owns property now or in the future or in which the Sunoco Common Unitholder is a resident. Sunoco conducts business or owns property in many states in the United States. Some of these states may impose an income tax on individuals, corporations and other entities. As Sunoco makes acquisitions or expands its business, it may own property or conduct business in additional states that impose a personal income tax. Although an analysis of those various taxes is not presented here, each prospective Sunoco Common Unitholder should consider the potential impact of such taxes on its investment in Sunoco.

A Sunoco Common Unitholder may be required to file income tax returns and pay income taxes in some or all of the jurisdictions in which Sunoco does business or owns property, though such Sunoco Common Unitholder may not be required to file a return and pay taxes in certain jurisdictions because its income from such jurisdictions falls below the jurisdiction’s filing and payment requirement. Further, a Sunoco Common Unitholder may be subject to penalties for a failure to comply with any filing or payment requirement applicable to such Sunoco Common Unitholder. Some of the jurisdictions may require Sunoco, or Sunoco may elect, to withhold a percentage of income from amounts to be distributed to a Sunoco Common Unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular Sunoco Common Unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident Sunoco Common Unitholder from the obligation to file an income tax return.

IT IS THE RESPONSIBILITY OF EACH SUNOCO COMMON UNITHOLDER TO INVESTIGATE THE LEGAL AND TAX CONSEQUENCES, UNDER THE LAWS OF PERTINENT JURISDICTIONS, OF ITS INVESTMENT IN SUNOCO. SUNOCO STRONGLY RECOMMENDS THAT EACH PROSPECTIVE SUNOCO COMMON UNITHOLDER CONSULT, AND DEPEND UPON, ITS OWN TAX COUNSEL OR OTHER ADVISOR WITH REGARD TO THOSE MATTERS. FURTHER, IT IS THE RESPONSIBILITY OF EACH SUNOCO COMMON UNITHOLDER TO FILE ALL STATE, LOCAL AND NON-U.S., AS WELL AS U.S. FEDERAL, TAX RETURNS THAT MAY BE REQUIRED OF IT. VINSON & ELKINS L.L.P. HAS NOT RENDERED AN OPINION ON THE STATE, LOCAL, ALTERNATIVE MINIMUM TAX OR NON-U.S. TAX CONSEQUENCES OF AN INVESTMENT IN SUNOCO.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined financial information of Sunoco reflects the pro forma impacts of multiple transactions, each of which is described in the following sections. The Merger and West Texas asset sale (defined below) are expected to be completed in the second and first quarters of 2024, respectively.

Merger. On January 22, 2024, Sunoco and NuStar announced that the parties had entered into the Merger Agreement, whereby Sunoco will acquire NuStar in an all-equity transaction. Under the terms of the Merger Agreement, NuStar Common Unitholders will receive 0.400 of a Sunoco Common Unit for each NuStar Common Unit, implying a 24% premium based on the 30-day volume weighted average prices of both NuStar and Sunoco as of January 19, 2024. Sunoco has secured a $1.6 billion 364-day bridge term loan to refinance the NuStar Preferred Units, NuStar Subordinated Notes, NuStar Credit Agreement, and NuStar Receivables Financing Agreement.

West Texas Asset Sale. On January 11, 2024, Sunoco entered into a definitive agreement to sell 204 convenience stores located in West Texas, New Mexico, and Oklahoma (the “West Texas asset sale”) for approximately $1.0 billion, including customary adjustments for fuel and merchandise inventory. As part of the sale, Sunoco will also amend its existing take-or-pay fuel supply agreement with the purchaser under the West Texas asset sale to incorporate additional fuel gross profit. Proceeds from sale will allow Sunoco to materially reduce leverage to execute on future growth opportunities while maintaining a strong balance sheet and multi-year distribution growth. The transaction is expected to close promptly upon receipt of regulatory approvals and satisfaction of customary closing conditions.

The unaudited pro forma combined financial information does not reflect the pro forma impacts of Sunoco’s recently announced acquisition of liquid fuel terminals in Europe, because such pro forma impacts are not significant to Sunoco’s historical financial statements or to the pro forma combined financial statements included herein.

The unaudited pro forma condensed combined balance sheet as of December 31, 2023 gives effect to the Merger and West Texas asset sale as if they had occurred on December 31, 2023; the unaudited pro forma condensed combined statement of income for the year ended December 31, 2023 assumes that the Merger and West Texas asset sale were consummated on January 1, 2023. The unaudited pro forma condensed combined balance sheet and condensed combined statement of income should be read in conjunction with (i) Sunoco’s Annual Report on Form 10-K for the year ended December 31, 2023 and (ii) NuStar’s Annual Report on Form 10-K for the year ended December 31, 2023.

The unaudited pro forma combined financial statements have been prepared in accordance with Article 11 of Regulation S-X, as amended by Release No. 33-10786. The pro forma adjustments included herein include those adjustments that reflect the accounting for the respective transactions in accordance with U.S. GAAP (“transaction accounting adjustments”). Adjustments to reflect synergies and/or dis-synergies related to the respective transactions (“management adjustments”), which are elective pro forma adjustments under Release No. 33-10786, have not been reflected herein.

The unaudited pro forma combined financial statements are for illustrative purposes only and are not necessarily indicative of the financial results that would have occurred if the Merger and/or West Texas asset sale had been consummated on the dates indicated, nor are they necessarily indicative of the financial position or results of operations in the future. The pro forma adjustments, as described in the accompanying notes, are based upon available information and certain assumptions that are believed to be reasonable as of the date of this proxy statement/prospectus. The unaudited pro forma combined financial information includes certain non-recurring transaction-related adjustments, as discussed in the accompanying notes.

The unaudited pro forma adjustments are based on available preliminary information and certain assumptions that Sunoco’s management believes are reasonable under the circumstances. The unaudited pro forma combined financial information is presented for informational purposes only and is not intended to be a projection of future results. Future results may vary significantly from the results reflected because of various factors, including those discussed in the sections entitled “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements,” and the consolidated audited and unaudited financial statements of Sunoco and NuStar included elsewhere, or incorporated by reference, in this proxy statement/prospectus. All pro forma adjustments and their underlying assumptions are described more fully in the notes to the unaudited pro forma combined financial information.

SUNOCO LP

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

December 31, 2023

(dollars in millions)

	Sunoco Historical	NuStar Historical	NuStar Transaction Accounting Adjustments		Sunoco Pro Forma for the Merger	West Texas Transaction Accounting Adjustments		Sunoco Pro Forma for the Merger and West Texas Sale
ASSETS
Current assets:
Cash and cash equivalents	$29	$3	$—		$32	$928	f	$960
Accounts receivable, net	856	136	—		992	(13)	f	979
Accounts receivable from affiliates	20	—	—		20	—		20
Inventories, net	889	18	—		907	(13)	f	894
Other current assets	133	30	—		163	(3)	f	160

Total current assets	1,927	187	—		2,114	899		3,013
Property and equipment	2,970	5,790	(673)	a	8,087	(377)	f	7,710
Accumulated depreciation	(1,134)	(2,507)	2,507	a	(1,134)	203	f	(931)

Property and equipment, net	1,836	3,283	1,834		6,953	(174)		6,779
Other assets:
Operating lease right-of-use assets, net	506	144	—		650	—		650
Goodwill	1,599	732	1,044	a	3,375	—		3,375
Intangible assets, net	544	476	64	a	1,084	—		1,084
Other non-current assets	290	74	—		364	(33)	f	331
Investments in unconsolidated affiliates	124	—	—		124	—		124

Total assets	$6,826	$4,896	$2,942		$14,664	$692		$15,356

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$828	$77	$—		$905	$(9)	f	$896
Accounts payable to affiliates	170	—	—		170	—		170
Accrued expenses and other current liabilities	353	144	100	a, b	597	—		597
Operating lease current liabilities	22	—	—		22	(1)	f	21

Total current liabilities	1,373	221	100		1,694	(10)		1,684
Operating lease non-current liabilities	511	138	—		649	(10)	f	639
Long-term debt, net	3,580	3,410	67	a	7,057	—		7,057
Advances from affiliates	102	—	—		102	—		102
Deferred tax liabilities	166	4	—		170	—		170
Other non-current liabilities	116	77	—		193	—		193

Total liabilities	5,848	3,850	167		9,865	(20)		9,845
Equity:
Limited partners:
Preferred unitholders	—	756	52	a	808	—		808
Common unitholders	978	313	2,700	a, b	3,991	712	f	4,703
Accumulated other comprehensive income (loss)	—	(23)	23	a	—	—		—

Total equity	978	1,046	2,775		4,799	712		5,511

Total liabilities and equity	$6,826	$4,896	$2,942		$14,664	$692		$15,356

SUNOCO LP

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

For the Year Ended December 31, 2023

(in millions, except units and per unit data)

	Sunoco Historical	NuStar Historical	NuStar Transaction Accounting Adjustments		Sunoco Pro Forma for the Merger	West Texas Transaction Accounting Adjustments		Sunoco Pro Forma for the Merger and West Texas Sale
REVENUES	$23,068	$1,634	$(5)	c	$24,697	$(1,258)	f	$23,439
COST OF SALES AND OPERATING EXPENSES:
Cost of sales	21,703	408	(5)	c	22,106	(1,167)	f	20,939
General and administrative	126	130	58	b	314	—		314
Other operating	424	372	—		796	(29)	f	767
Gain on disposal of assets	(7)	(41)	—		(48)	—		(48)
Depreciation, amortization and accretion	187	255	72	d	514	—		514

Total cost of sales and operating expenses	22,433	1,124	125		23,682	(1,196)		22,486

OPERATING INCOME	635	510	(130)		1,015	(62)		953
OTHER INCOME (EXPENSE):
Interest expense, net	(217)	(241)	25	d	(433)	—		(433)
Other income, net	7	10	—		17	713	g	730
Equity in earnings of unconsolidated affiliates	5	—	—		5	—		5

INCOME BEFORE INCOME TAXES	430	279	(105)		604	651		1,255
Income tax expense	36	5	—		41	—		41

NET INCOME AND COMPREHENSIVE INCOME	394	274	(105)		563	651		1,214

Less: Incentive distribution rights	77	—	48	e	125	—		125
Less: Distributions on unvested unit awards	6	—	—		6	—		6

NET INCOME ATTRIBUTABLE TO COMMON UNITHOLDERS	$311	$274	$(153)		$432	$651		$1,083

NET INCOME PER COMMON UNIT:
Basic	$3.70				$3.18			$7.97

Diluted	$3.65				$3.15			$7.91

WEIGHTED AVERAGE COMMON UNITS OUTSTANDING:
Common units - basic	84,081,083		51,870,859		135,951,942			135,951,942
Dilutive effect of unvested awards	1,012,414		—		1,012,414			1,012,414

Common units - diluted	85,093,497		51,870,859		136,964,356			136,964,356

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

1.	BASIS OF PRESENTATION

The unaudited pro forma combined financial statements give effect to the proposed Merger and the proposed West Texas asset sale. The unaudited pro forma condensed combined balance sheet as of December 31, 2023 gives effect to both transactions as if the transactions had occurred on December 31, 2023. The unaudited pro forma condensed combined statement of income for the year ended December 31, 2023 gives effect to the transactions as if both transactions had occurred on January 1, 2023.

These unaudited pro forma combined financial statements are presented for illustrative purposes only. The pro forma adjustments are based upon available information and assumptions described below. The unaudited pro forma combined financial statements are not necessarily indicative of what the actual results of operations or financial position of Sunoco would have been if the transactions had in fact occurred on the dates or for the periods indicated, nor do they purport to project the results of operations or financial position of Sunoco for any future periods or as of any date. The unaudited pro forma combined financial statements do not give effect to any cost savings, operating synergies, and revenue enhancements expected to result from the transactions or the costs to achieve these cost savings, operating synergies, and revenue enhancements.

The unaudited pro forma combined financial statements include material estimates and assumptions related to the assumed allocation of the purchase price in the Merger. In addition, the unaudited pro forma combined financial statements include a material assumption related to the assumed proceeds from the West Texas asset sale and the resulting gain on sale. These material estimates and assumptions are described further in the following notes.

The unaudited pro forma combined financial statements should be read in conjunction with the historical consolidated financial statements and related notes of Sunoco and NuStar. The pro forma condensed combined statement of income includes transaction adjustments for certain non-recurring items, including (i) the estimated transaction-related expenses included in note 2.d. below and (ii) the estimated gain on the sale of the West Texas assets included in note 3.g. below.

2.	NUSTAR TRANSACTION ACCOUNTING ADJUSTMENTS

a.

Represents the adjustment to fair value of NuStar’s assets and liabilities. The Merger will be accounted for under the acquisition method of accounting in accordance with ASC 805, “Business Combinations.” Sunoco will be treated as the accounting acquirer. Accordingly, NuStar’s tangible and identifiable intangible assets acquired and liabilities assumed will be recorded at their estimated fair values in the post-closing consolidated balance sheet, and any excess of the purchase price over the estimated fair value of net assets acquired will be classified as goodwill, which will not be amortized but will be evaluated for impairment at least annually.

These pro forma combined financial statements are based on an assumed purchase price allocation using estimates and assumptions based on information currently available to Sunoco’s management. The final allocation of the purchase price will not be completed until after the business combination is consummated and could differ materially from the estimates used herein due to several reasons, including, but not limited to, (i) changes in the fair value of the consideration transferred in the business combination, (ii) changes in the fair value of the underlying assets and liabilities, and (iii) changes in the information available to Sunoco’s management.

The following is a preliminary estimate of the purchase price for NuStar (dollars in millions, except per unit amounts):

Merger Consideration:
NuStar Common Units outstanding as of December 31, 2023	126,516,713
NuStar restricted units outstanding as of December 31, 2023	3,160,434

Total NuStar Units subject to exchange	129,677,147
Sunoco Common Unit Exchange Ratio	0.4

Number of Sunoco Common Units assumed to be issued	51,870,859
Sunoco Common Unit closing price as of January 31, 2024	$59.47

Fair value of Sunoco Common Units issued in exchange	$3,085
Fair value of NuStar Preferred Units based on closing price as of January 31, 2024	808

Fair value of Merger Consideration (excluding assumed debt)	$3,893

The following is the estimated allocation of the purchase price used in these pro forma combined financial statements (in millions):

Assets acquired:
Cash and cash equivalents	$3
Accounts receivable, net	136
Inventories, net	18
Other current assets	30
Property and equipment	5,117
Operating lease right-of-use assets, net	144
Intangible assets, net	540
Other non-current assets	74

Total assets acquired	6,062
Liabilities assumed:
Accounts payable	77
Accrued expenses and other current liabilities (1)	172
Operating lease non-current liabilities	138
Long-term debt, net	3,477
Deferred tax liabilities	4
Other non-current liabilities	77

Total liabilities assumed	3,945

Total identifiable net assets	2,117

Goodwill	1,776

Fair value of Merger Consideration	$3,893

(1)	Includes $28 million for the accrual of the Special Distribution to be paid on NuStar Common Units and NuStar Restricted Unit Awards.

b.

Represents the accrual of non-recurring transaction-related expenses, including (i) legal, advisory and other professional fees, (ii) bridge financing fees, and (iii) cash compensation expenses related to the vesting and payment of the NuStar Time-Vesting Cash Awards and NuStar Performance Cash Awards.

c.	Represents the elimination of intercompany activity between Sunoco and NuStar.

d.	To record incremental depreciation and amortization expense related to estimated fair values recorded in purchase accounting, based on the amounts included in note (a) above.

e.

To record additional incentive distributions assumed to be paid to Energy Transfer (as holder of Sunoco’s incentive distribution rights) based on the additional Sunoco Common Units assumed to be issued as Merger Consideration. The adjustment is based on the total of 51.9 million Sunoco Common Units assumed to be issued in note (a) above and the actual distributions declared by Sunoco in 2023.

3.	WEST TEXAS TRANSACTION ACCOUNTING ADJUSTMENTS

f.	To eliminate balances and activity related to Sunoco’s West Texas business and record the cash proceeds from the sale, less estimated transaction-related expenses.

g.

To record Sunoco’s non-recurring gain on the sale of the West Texas assets. This estimated gain is based on assumed proceeds of approximately $950 million from the sale, less estimated transaction-related expenses of approximately $22 million, less the net book value of the West Texas assets of $215 million as of December 31, 2023.

DESCRIPTION OF SUNOCO COMMON UNITS

The following is a description of Sunoco Common Units, which will be issued as consideration in the Merger to NuStar Common Unitholders and, after giving effect to the Merger, will be owned by NuStar Common Unitholders. This description is a summary only and is qualified by reference to the relevant provisions of the Delaware LP Act, the Second Amended and Restated Certificate of Limited Partnership of Sunoco and First Amended and Restated Agreement of Limited Partnership of Sunoco (the “Sunoco Partnership Agreement”), each as may be amended from time to time, which are filed as exhibits 3.1 and 3.2, respectively, to this proxy statement/prospectus.

The Sunoco Common Units represent limited partner interests in Sunoco LP. Sunoco Common Units entitle the holders to participate in Sunoco partnership distributions and to exercise the rights and privileges available to Sunoco limited partners under the Sunoco Partnership Agreement.

Number of Common Units

As of the date of this proxy statement/prospectus, Sunoco had [●] common units representing limited partner interests outstanding.

Where Sunoco Common Units Are Traded

The Sunoco Common Units are listed on the New York Stock Exchange (“NYSE”) under the symbol “SUN.” Sunoco Common Units have been traded on the NYSE since September 20, 2012. The Sunoco Common Units received by NuStar Unitholders in connection with the Merger as part of the Merger Consideration will also be listed on the NYSE.

Quarterly Distributions

The Sunoco Partnership Agreement requires that Sunoco distribute one hundred percent (100%) of its Available Cash (as defined in the Sunoco Partnership Agreement) to Sunoco Unitholders of record on the applicable record date within 60 days after the end of each quarter.

Available Cash

Available Cash for any quarter consists generally of all of Sunoco’s cash (and cash equivalents) on hand at the end of that quarter (i) less the amount of cash reserves that are necessary or appropriate, as determined by Sunoco GP, to (a) provide for the proper conduct of the business, (b) comply with applicable law, any of Sunoco’s debt instruments or other agreements or any other obligation and (c) provide funds for distributions to Sunoco Unitholders in respect of any one or more of the next four quarters and (ii) plus if Sunoco GP so determines on the date of determination, all or any portion of the cash on hand immediately prior to the date of distribution of Available Cash for the quarter, including cash on hand resulting from working capital borrowings made after the end of the quarter.

Operating Surplus

All cash distributed to Sunoco Unitholders are characterized as being paid from either “operating surplus” or “capital surplus.” Sunoco distributes Available Cash from operating surplus differently than Available Cash from capital surplus. Operating surplus distributions will be made to Sunoco Unitholders and, if Sunoco makes quarterly distributions above the first target distribution level described below, to the holder of Sunoco IDRs. Sunoco does not anticipate that they will make any distributions from capital surplus.

Sunoco will make distributions of Available Cash from operating surplus for any quarter in the following manner:

•	first, to the holders of Sunoco Class C Units to the extent of the distribution preference on the Sunoco Class C Units;

•

second, to all of Sunoco Common Unitholders holding common units, pro rata, until Sunoco distributes for each outstanding Sunoco Common Unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner as described in the section entitled “Description of Sunoco Common Units—Incentive Distribution Rights” below.

Incentive Distribution Rights

If for any quarter Sunoco has distributed Available Cash from operating surplus to the holders of Sunoco Class C Units to the extent of their distribution preference and to Sunoco Common Unitholders in an amount equal to the minimum quarterly distribution then Sunoco will make distributions of Available Cash from operating surplus for that quarter in the following manner:

•	first, to all Sunoco Unitholders holding common units, pro rata, until each Sunoco Unitholder receives a total of $0.503125 per Sunoco Common Unit for that quarter;

•

second, eighty-five percent (85.0%) to all Sunoco Unitholders holding Sunoco Common Units, pro rata, and fifteen percent (15.0%) to Energy Transfer in its capacity as the holder of IDRs, until each Sunoco Unitholder receives a total of $0.546875 per common unit for that quarter;

•

third, seventy-five percent (75.0%) to all Sunoco Unitholders holding Sunoco Common Units, pro rata, and twenty-five percent (25.0%) to Energy Transfer (in its capacity as the holder of IDRs), until each unitholder receives a total of $0.65625 per Sunoco Common Units for that quarter; and

•	thereafter, fifty percent (50.0%) to all Sunoco Unitholders holding Sunoco Common Units, pro rata, and fifty percent (50.0%) to Energy Transfer (in its capacity as the holder of IDRs).

Issuance of Additional Partnership Interests; Preemptive Rights

The Sunoco Partnership Agreement authorizes Sunoco to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by Sunoco GP without the approval of Sunoco Unitholders.

It is possible that Sunoco will fund acquisitions through the issuance of additional Sunoco Common Units or other partnership interests. Holders of any additional Sunoco Common Units issued by Sunoco will be entitled to share equally with the then-existing Sunoco Common Unitholders in Sunoco’s distributions of Available Cash. In addition, the issuance of additional Sunoco Common Units or other partnership interests may dilute the value of the interests of the then-existing Sunoco Common Unitholders in Sunoco net assets.

In accordance with the Delaware LP Act and the provisions of the Sunoco Partnership Agreement, Sunoco may also issue additional partnership interests that, as determined by Sunoco GP, may have special voting rights to which the Sunoco Common Units are not entitled or be senior in right of distribution to the Sunoco Common Units. In addition, the Sunoco Partnership Agreement does not prohibit Sunoco subsidiaries from issuing equity interests which effectively rank senior to the Sunoco Common Units.

Sunoco GP has the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase Sunoco Common Units or other partnership interests whenever, and on the same terms that, Sunoco issue partnership interests to persons other than Sunoco GP and its affiliates, to the extent necessary to maintain the percentage interest of itself and its affiliates, including such interest represented by Sunoco Common Units, that existed immediately prior to each issuance. The Sunoco Common Unitholders will not have preemptive rights under the Sunoco Partnership Agreement to acquire additional Sunoco Common Units or other partnership interests.

Limited Call Right

If at any time Sunoco GP and its affiliates hold more than 80% of then-issued and outstanding limited partner interests of any class, Sunoco GP will have the right, which it may assign in whole or in part to any of its affiliates or to Sunoco, to acquire all, but not less than all, of the limited partner interests of such class held by unaffiliated persons as of a record date to be selected by Sunoco GP, on at least ten (10) but not more than sixty (60) days’ notice to Sunoco’s transfer agent. As a consequence, a holder of limited partner interests in Sunoco may have his or her limited partner interests purchased at an undesirable time or price.

Transfer Agent and Registrar

Sunoco’s transfer agent and registrar for the Sunoco Common Units is Computershare Trust Company, N.A.

Transfer of Sunoco Common Units

Until a Sunoco Common Unit has been transferred on Sunoco’s books, Sunoco and its transfer agent may treat the record holder of the Sunoco Common Unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations. Sunoco GP will cause any transfers to be recorded on Sunoco books and records no less frequently than quarterly. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by the Sunoco Partnership Agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, the Sunoco Partnership Agreement; and

•	gives the consents, waivers and approvals contained in the Sunoco Partnership Agreement.

Sunoco is entitled to, at its discretion, treat the nominee holder of a Sunoco Common Unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

By the transfer of Sunoco Common Units in accordance with the Sunoco Partnership Agreement, each transferee of Sunoco Common Units will be admitted as a limited partner with respect to the Sunoco Common Units transferred when such transfer and admission is reflected in Sunoco’s books and records.

Non-Citizen Assignee; Redemption

If Sunoco GP, with the advice of counsel, determines Sunoco is subject to U.S. federal, state or local laws or regulations that, in the reasonable determination of Sunoco GP, create a substantial risk of cancellation or forfeiture of any property that Sunoco has an interest in because of the nationality, citizenship or other related status of any limited partner, then Sunoco GP may adopt such amendments to the Sunoco Partnership Agreement as it determines necessary or advisable to:

•	obtain proof of the nationality, citizenship or other related status of Sunoco limited partners (and their owners, to the extent relevant); and

•

permit Sunoco to redeem the Sunoco Units held by any person whose nationality, citizenship or other related status creates substantial risk of cancellation or forfeiture of any property or who fails to comply with the procedures instituted by Sunoco GP to obtain proof of the nationality, citizenship or other related status. The redemption price in the case of such a redemption will be the average of the daily closing prices per Sunoco Unit for the twenty (20) consecutive trading days immediately prior to the date set for redemption.

Capital Contributions

Except as described below under “—Limited Liability,” the Sunoco Common Units will be fully paid, and Sunoco Common Unitholders will not be required to make additional capital contributions to Sunoco.

Limited Liability

Assuming that a limited partner does not participate in the control of Sunoco’s business within the meaning of the Delaware LP Act and that the limited partner otherwise acts in conformity with the provisions of the Sunoco Partnership Agreement, the limited partner’s liability under the Delaware LP Act will be limited, subject to possible exceptions, to the amount of capital the limited partner is obligated to contribute to us for its Sunoco Common Units plus the limited partner’s share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group to remove or replace Sunoco GP as Sunoco’s general partner, to approve some amendments to the Sunoco Partnership Agreement or to take other action under the Sunoco Partnership Agreement, constituted “participation in the control” of Sunoco’s business for the purposes of the Delaware LP Act, then the limited partners could be held personally liable for Sunoco’s obligations under the laws of Delaware, to the same extent as Sunoco GP. This liability would extend to persons who transact business with Sunoco who reasonably believe that a limited partner is a general partner. Neither the Sunoco Partnership Agreement nor the Delaware LP Act specifically provides for legal recourse against Sunoco GP if a limited partner were to lose limited liability through any fault of Sunoco GP. While this does not mean that a limited partner could not seek legal recourse, Sunoco does not know of any precedent for this type of a claim in Delaware case law.

Under the Delaware LP Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware LP Act provides that the fair value of property subject to liability for which recourse of creditors is limited will be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware LP Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware LP Act will be liable to the limited partnership for the amount of the distribution for three (3) years. Under the Delaware LP Act, a substituted limited partner of a limited partnership is liable for the obligations of its assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to such person at the time such person became a limited partner and that could not be ascertained from the partnership agreement.

Sunoco will operate in a manner that Sunoco GP considers reasonable and necessary or appropriate to preserve the limited liability of Sunoco’s limited partners.

Change of Management Provisions

The Sunoco Partnership Agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Sunoco GP as Sunoco’s general partner or from otherwise changing Sunoco’s management. If any person or group other than Sunoco GP and if any person or group other than Sunoco GP and its affiliates acquires beneficial ownership of 20% or more of any class of Sunoco Units then outstanding, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the Sunoco Units from Sunoco GP or its affiliates and any transferees of that person or group approved by Sunoco GP or to any person or group who acquires the Sunoco Units with the specific approval of Sunoco GP.

Meetings

Except as described above under “—Change of Management Provisions,” and, except for Sunoco Class C Units, record holders of limited partner interests on the record date are entitled to notice of, and to vote at, meetings of Sunoco limited partners and to act upon matters for which approvals may be solicited. Any action that is required or permitted to be taken by the Sunoco Unitholders may be taken either (i) at a meeting of the Sunoco Unitholders or (ii) without a meeting if consents in writing describing the action so taken are signed by holders of the number of Sunoco Units necessary to authorize or take that action at a meeting. Meetings of the Sunoco Unitholders may be called by Sunoco GP or by Sunoco Unitholders owning at least 20% of the outstanding Sunoco Units of the class for which a meeting is proposed. Sunoco Unitholders may vote either in person or by proxy at meetings. The holders of at least a majority of the outstanding Sunoco Units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum, unless any action by the Sunoco Unitholders requires approval by holders of a greater percentage of the Sunoco Units, in which case the quorum will be the greater percentage.

Each record holder of a Sunoco Unit has a vote according to his or her percentage interest in Sunoco, although additional limited partner interests having special voting rights could be issued. However, if at any time any person or group, other than Sunoco GP and its affiliates, a direct transferee of Sunoco GP or its affiliates or a purchaser specifically approved by Sunoco GP, acquires, in the aggregate, beneficial ownership of 20% or more of any class of partnership interests then outstanding, that person or group will lose voting rights on all of its partnership interests and the partnership interests may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of Sunoco Unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Sunoco Common Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his or her nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record Sunoco Common Unitholders under the Sunoco Partnership Agreement will be delivered to the record holder by Sunoco or by the transfer agent.

Voting

Unlike the holders of common stock in a corporation, Sunoco’s limited partners have only limited voting rights on matters affecting Sunoco’s business. Sunoco’s limited partners have no right to elect the Sunoco general partner or the directors of the general partner on an annual or other continuing basis. The Sunoco general partner may not be removed except by the vote of the holders of at least 66 2/3% of the outstanding Sunoco Units, voting as a single class, including Sunoco Units held by Sunoco GP and its affiliates. The holders of the outstanding Sunoco Common Units are entitled to one vote per unit on all matters voted on by Sunoco Unitholders.

Holders of Sunoco Common Units have very limited voting rights and may vote on the following matters:

•

certain amendments to the Sunoco Partnership Agreement, including any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests and amendments to the amendment requirements provision of the Sunoco Partnership Agreement;

•	a merger of the partnership where Sunoco is not the Surviving Entity in the transaction;

•	a sale, exchange or disposal of all or substantially all of Sunoco’s assets;

•	dissolution of the partnership; and

•	continuation of the Sunoco business upon dissolution.

Removal of the Sunoco general partner requires:

•	a 66 2/3% vote of all outstanding Sunoco Units voting as a single class;

•	an opinion of counsel regarding limited liability and tax matters; and

•	the election of a successor general partner by the holders of at least a majority of the outstanding Sunoco Units, voting as separate classes.

For additional information, please see the section entitled “Comparison of Rights of NuStar Common Unitholders and Sunoco Common Unitholders—Voting; Meetings.”

Books and Reports

Sunoco GP is required to keep appropriate books of Sunoco’s business at Sunoco’s principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and financial reporting purposes, Sunoco’s fiscal year is the calendar year.

Sunoco will furnish or make available to record holders of Sunoco Units or other partnership interests, within 105 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by Sunoco’s independent registered public accounting firm. Except for Sunoco’s fourth quarter, Sunoco will also furnish or make available unaudited financial information within 50 days after the close of each quarter. Sunoco will furnish each record holder of a Sunoco Unit with information reasonably required for U.S. federal, state and local tax reporting purposes within 90 days after the close of each calendar year.

Right to Inspect Books and Records

The Sunoco Partnership Agreement provides that a limited partner can, for a purpose reasonably related to his or her interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his or her own expense, have furnished to him or her:

•

true and full information regarding the status of Sunoco’s business and financial condition (provided that obligation will be satisfied to the extent that the limited partner is furnished Sunoco’s most recent annual report and any subsequent quarterly or periodic reports required to be filed (or which would be required to be filed) with the SEC pursuant to Section 13 of the Exchange Act);

•	a current list of the name and last known address of each record holder; and

•

a copy of the Sunoco Partnership Agreement, its certificate of limited partnership and all amendments thereto, together with copies of the executed copies of all powers of attorney under which they have been executed.

Sunoco GP may keep confidential from the limited partners trade secrets or other information the disclosure of which Sunoco GP believes in good faith is not in Sunoco’s best interests, could damage Sunoco and its business or that Sunoco is required by law or by agreements with third parties to keep confidential.

Liquidation Rights

Subject to the preferential rights holder of Sunoco Class C Units, in the event of a liquidation, dissolution or winding up of Sunoco, the holders of Sunoco Common Units are entitled to receive distributions of the assets remaining after satisfaction of all discharge liabilities in accordance with, and to the extent of, the positive balances in their respective capital accounts.

Exemptions from Certain Listing Rules

The NYSE does not require publicly traded partnerships like Sunoco to comply with certain corporate governance standards. Accordingly, Sunoco is not required to have a majority of independent directors on Sunoco GP’s Board or to establish a compensation committee or a nominating and corporate governance committee.

COMPARISON OF RIGHTS OF NUSTAR COMMON UNITHOLDERS AND SUNOCO COMMON UNITHOLDERS

Both Sunoco and NuStar are Delaware limited partnerships. The rights of Sunoco Common Unitholders are currently governed by the Sunoco Partnership Agreement, Sunoco’s certificate of limited partnership, as amended, and the Delaware LP Act. The rights of NuStar Common Unitholders are governed by the NuStar Partnership Agreement, NuStar’s certificate of limited partnership, as amended, and the Delaware LP Act. NuStar Common Unitholders who receive Sunoco Common Units in the Merger will become Sunoco Common Unitholders upon completion of the Merger, and their rights as such will be governed by Sunoco Partnership Agreement, Sunoco’s certificate of limited partnership, as amended, and the Delaware LP Act.

Set forth below is a discussion of the material differences between the rights of a Sunoco Common Unit, on the one hand, and the rights of a holder of NuStar Common Unit, on the other hand. These summaries do not purport to be a complete discussion of, and are qualified in their entirety by reference to the Delaware LP Act and the constituent documents of Sunoco and NuStar, as applicable. NuStar Common Unitholders should also read carefully the relevant provisions of the Sunoco Partnership Agreement and the NuStar Partnership Agreement. Copies of documents referred to in this summary may be obtained as described under the section entitled “Where You Can Find More Information.”

	Sunoco	NuStar
Purpose	Sunoco’s stated purpose is to engage in any business that Sunoco LP or any of its subsidiaries are permitted to engage directly in any business activity that is approved by Sunoco GP and that is legal under the law of Delaware. Sunoco may do anything necessary or appropriate to the foregoing; however, Sunoco GP shall not cause Sunoco to engage in any activity that would be reasonably likely to cause Sunoco to be treated as a corporation for U.S. federal income tax purposes.	NuStar’s stated purpose is to serve as a partner of its subsidiaries, engage in any business activities that its subsidiaries are permitted to engage in or that are approved by NuStar GP and to serve as a member of NuStar GP Holdings.

Outstanding Units; Authorized Capital

Sunoco’s authorized equity interest consist of Sunoco Common Units representing limited partner interests outstanding and the Sunoco Class C Units representing limited partner interests outstanding.

The Sunoco Partnership Agreement authorizes Sunoco to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by Sunoco GP without the approval of Sunoco Unitholders.

In accordance with the Delaware LP Act and the provisions of the Sunoco Partnership Agreement, Sunoco may also issue additional partnership interests

NuStar’s authorized equity interests consist of the NuStar Common Units, the NuStar Preferred Units and a non-economic general partner interest.

The NuStar Partnership Agreement authorizes NuStar to issue an unlimited number of additional limited partner interests, including NuStar Preferred Units, and other equity securities, for any partnership purpose at any time, and from time to time, to such persons for such consideration and on such terms and conditions as shall be established by the NuStar GP in its sole discretion, subject to the approval of holders of 66 2/3% of the affected class of NuStar Preferred Units with respect to the creation or issuance of securities that

	Sunoco	NuStar
	that, as determined by Sunoco GP, may have special voting rights to which the Sunoco Common Units are not entitled or be senior in right of distribution to the Sunoco Common Units. In addition, the Sunoco Partnership Agreement does not prohibit Sunoco subsidiaries from issuing equity interests which effectively rank senior to the Sunoco Common Units.	(i) rank senior to a class of the NuStar Preferred Units with respect to the right to distributions or (ii) rank on parity with the NuStar Preferred Units, if the cumulative distributions payable to NuStar Preferred Units or any securities that rank on parity are in arrears.

Distributions	Within 60 days after the end of each quarter, Sunoco will distribute all of its Available Cash (as defined in the Sunoco Partnership Agreement) to holders of record on the applicable record date.	Subject to applicable law, within 45 days after the end of each quarter, NuStar will distribute all of its available cash (as further defined in the NuStar Partnership Agreement) to limited partners of record on the applicable record date.

Distributions of Cash upon Liquidation	If Sunoco dissolves in accordance with the Sunoco Partnership Agreement, Sunoco will sell or otherwise dispose of its assets in a process called a liquidation. Subject to the preferential rights holders of Sunoco Class C Units, in the event of a liquidation, dissolution or winding up of Sunoco, the holders of Sunoco Common Units are entitled to receive distributions of the assets remaining after satisfaction of all discharge liabilities in accordance with, and to the extent of, the positive balances in their respective capital accounts.	If NuStar dissolves in accordance with the NuStar Partnership Agreement, it will sell or otherwise dispose of its assets in a process called a liquidation. A liquidator selected by NuStar GP will first apply the proceeds of liquidation to the discharge of liability. NuStar will distribute any remaining property and cash to NuStar GP and its limited partners in accordance with, and to the extent of, the positive balances in their respective adjusted capital account; provided, that any stated liquidation preferences and accumulated and unpaid distributions of NuStar Preferred Units shall be paid, or paid pro rata in proportion of the aggregate distribution amounts remaining due, prior to making any distributions.

Merger, Sale or Other Disposition of Assets

A merger or consolidation of Sunoco requires the prior consent of Sunoco GP, which may consent or decline to consent to any merger or consolidation in its sole discretion.

Sunoco GP may consummate any merger without the prior approval of the Sunoco Unitholders if (i) Sunoco is the surviving entity in the transaction, (ii) Sunoco GP has obtained an opinion of counsel regarding limited liability and tax matter, (iii) the transaction would not result in an amendment to the Sunoco Partnership Agreement (other than an amendment

A merger or consolidation of NuStar requires the prior consent of NuStar GP, whose consent is subject to its discretion. Except for certain exceptions provided for in the NuStar Partnership Agreement, a merger or consolidation of NuStar requires the affirmative vote or consent of the holders of a unit majority of NuStar Common Unitholders, unless the merger or consolidation would require for its approval a greater percentage pursuant to the NuStar Partnership Agreement or the Delaware LP Act.

Sunoco	NuStar

that Sunoco GP could adopt without the consent of other partners of Sunoco), (iv) each Sunoco partnership interest will be an identical Sunoco partnership interest following the transaction and (v) the partnership interests to be issued do not exceed 20% of the outstanding Sunoco partnership interests immediately prior to the transaction.

Additionally, Sunoco GP may, without limited partner approval: (i) mortgage, pledge, hypothecate or grant a security interest in all or substantially all of Sunoco’s assets and sell all or substantially all of Sunoco’s assets under a foreclosure or other realization upon the encumbrances; and (ii) subject to the satisfaction of certain conditions, merge Sunoco or any of its subsidiaries into, or convey all of Sunoco’s assets to, or convert into a newly formed limited liability entity with no assets, liabilities or operations at the time of such conveyance if (a) Sunoco GP receives an opinion of counsel that the merger or conveyance would not result in the loss of liability of any limited partner or cause Sunoco or any group member to be treated as a corporation for U.S. federal income tax purposes, (b) the sole purpose of such merger or conveyance is to effect a change in the legal form of Sunoco into another limited liability entity and (c) the governing instruments of the new entity provided the limited partners and Sunoco GP with substantially the same rights and obligations as provided under the Sunoco Partnership Agreement.

The Sunoco Partnership Agreement prohibits Sunoco GP, without obtaining the prior approval of the holders of a majority of outstanding Sunoco Units, from causing Sunoco to sell, exchange or otherwise dispose of all or substantially all of the assets of Sunoco and its subsidiaries in a single transaction or a series of related transactions.

In addition, the NuStar Partnership Agreement generally prohibits NuStar GP, without obtaining the prior approval of the holders of a unit majority of NuStar Common Unitholders, from selling, exchanging or otherwise disposing of all or substantially all of NuStar’s assets in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination) or approving on behalf of NuStar the sale, exchange or other disposition of all or substantially all of the assets of NuStar Logistics, L.P., without the approval of holders of a unit majority of NuStar Common Unitholders.

Further, the affirmative vote of at least 66 2/3% of the NuStar Preferred Units each voting separately as a class, is necessary for any amendment to the NuStar Partnership Agreement that would have a material adverse effect on the powers, preferences, duties or special rights of the respective NuStar Preferred Units (unless in connection with a merger, consolidation or other transaction in which NuStar is the surviving entity and the respective NuStar Preferred Units remain outstanding with the terms thereof materially unchanged in any respect adverse thereto).

NuStar GP may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of the assets of NuStar or NuStar Logistics L.P. assets without such approval of a unit majority of NuStar Common Unitholders, including with respect to a forced sale of any or all of the assets of NuStar or NuStar Logistics, L.P. pursuant to the foreclosure of, or other realization upon, any such encumbrance.

	Sunoco	NuStar

Sunoco Unitholders are not entitled to appraisal rights under the Sunoco Partnership Agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of Sunoco’s assets or any other transaction or event.

Sunoco GP; Management by NuStar Managing GP Board	Sunoco GP conducts, directs, and manages all activities of Sunoco. Except as expressly provided in the Sunoco Partnership Agreement, all management powers over the business and affairs of Sunoco are exclusively vested in Sunoco GP, and no limited partner has any management power over the business and affairs of Sunoco. Sunoco GP has full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct Sunoco’s business.	NuStar GP conducts, directs and manages all of NuStar’s activities. Except as otherwise provided in the NuStar Partnership Agreement, all management powers over the business and affairs of NuStar are exclusively vested in NuStar GP, and no limited partner or assignee has any management power over the business and affairs of NuStar. Subject to certain restrictions contained in the NuStar Partnership Agreement, NuStar GP has full power and authority to do all things and on such terms as it, in its sole discretion, may deem necessary or appropriate to conduct the business of NuStar.

Election of Directors of the NuStar Managing GP	Unitholders are not entitled to elect the directors for the Board of NuStar GP except as described in “—Withdrawal or Removal of the General Partner; Removal of NuStar GP Directors” below.

The NuStar Common Unitholders elect directors by a plurality of the votes cast.

A staggered board is permitted upon the adoption by the NuStar Managing GP Board of a triggering resolution, which has been adopted. The NuStar Managing GP Board is divided into three groups, with each group of directors consisting, as nearly as possible, of one-third of the total number of directors constituting the entire board. Each director serves for a term ending on the date of the third annual meeting of limited partners following the annual meeting at which the director was elected. If the number of directors is changed, any increase or decrease shall be apportioned among the groups so as to maintain the number of directors in each group as nearly equal as possible, and any additional director of any group elected to fill a vacancy resulting from an increase in such group shall hold office for a term that shall coincide with the remaining term of that group.

	Sunoco	NuStar
Withdrawal or Removal of the General Partner; Removal of NuStar GP Directors

Sunoco GP may not be removed as the general partner except by the vote of at least 66 2/3% of the outstanding Sunoco Units, voting as a single class, including Sunoco Units held by Sunoco GP and its affiliates. Any such action by such holders for removal of Sunoco GP must also provide for the election of a successor general partner by the Sunoco Unitholders holding at least a majority of the outstanding Sunoco Common Units, voting as a class.

Withdrawal of Sunoco GP shall not constitute a breach of the Sunoco Partnership Agreement if the withdrawal is pre-approved by Sunoco Unitholders holding at least a majority of the outstanding Sunoco Common Units. Sunoco GP must deliver to Sunoco an opinion of counsel that such withdrawal (following the selection of the successor general partner) would not result in the loss of the limited liability under the Delaware LP Act of any limited partner or cause any group member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes.

Sunoco GP may be removed if such removal is approved by the Sunoco Unitholders holding at least 66 2/3% of the outstanding Sunoco Units (including Sunoco Units held by the general partner and its affiliates) voting as a single class. Any such action by such holders for removal of Sunoco GP must also provide for the election of a successor general partner by the Sunoco Unitholders holding at least a majority of the outstanding Sunoco Common Units, voting as a class (including Sunoco Units held by Sunoco GP and its affiliates). The ownership of more than 33 1/3% of outstanding units by Sunoco GP and its affiliates would give it the practical ability to prevent its removal.

Sunoco will be required to reimburse the departing general partner for all amounts due to the departing general partner,

Any director may be removed only at a meeting of the NuStar Common Unitholders upon the affirmative vote of the holders of at least a majority of the NuStar Common Units and only if, at the same meeting, a unit majority nominates and elects a replacement director. Since the adoption of the triggering resolution, a director may only be removed for cause.

NuStar GP may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of the NuStar Partnership Agreement. In addition, the NuStar Partnership Agreement permits NuStar GP to sell or otherwise transfer all of its general partner interest in NuStar without the approval of the unitholders.

Upon the withdrawal of NuStar GP under any circumstances, other than as a result of a transfer of all or a part of its general partner interest in NuStar, holders of at least a majority of the NuStar Common Units may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, NuStar will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of at least a majority of the outstanding NuStar Common Units agree in writing to continue the business of NuStar and to appoint a successor general partner.

If NuStar GP withdraws under circumstances where such withdrawal does not violate the NuStar Partnership Agreement, and a successor general partner is elected under the terms of the NuStar Partnership Agreement, the departing general partner will have the option to require the successor general partner to purchase its general partner interests for cash. If NuStar GP

Sunoco	NuStar
including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the departing general partner or its affiliates for the benefit of Sunoco or the other group members.

withdraws under circumstances where such withdrawal does violate the NuStar Partnership Agreement, and a successor general partner is elected, the successor general partner will have the option to purchase the general partner interests of the departing general partner. If such general partner interests are not purchased by the successor general partner, they will be converted into NuStar Common Units.

NuStar GP may not be removed as general partner unless that removal is approved by the vote of the holders of not less than a majority of the outstanding NuStar Common Unitholders (excluding NuStar Common Units held by NuStar GP and its affiliates), and NuStar receives an opinion of counsel regarding limited liability and tax matters. Any removal of NuStar GP is also subject to the approval of a successor general partner by the vote of the holders of at least a majority of the outstanding NuStar Common Unitholders.

If NuStar GP is removed under circumstances where cause does not exist, and a successor general partner is elected under the NuStar Partnership Agreement, the departing general partner will have the option to require the successor general partner to purchase its general partner interests for cash. If NuStar GP is removed under circumstances where cause does exist, and a successor general partner is elected, the successor general partner will have the option to purchase the general partner interests of the departing general partner. If the general partner interests are not purchased by the successor general partner, they will be converted into NuStar Common Units. “Cause” is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding NuStar GP liable for actual fraud, gross negligence, or willful or

	Sunoco	NuStar
wanton misconduct in its capacity as the general partner.

Voting; Meetings

Except for Sunoco Class C Units, record holders of limited partner interests on the record date are entitled to notice of, and to vote at, meetings of Sunoco limited partners and to act upon matters for which approvals may be solicited. Any action that is required or permitted to be taken by the Sunoco Unitholders may be taken either at a meeting of the Sunoco Unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of Sunoco Units necessary to authorize or take that action at a meeting. Meetings of the Sunoco Unitholders may be called by Sunoco GP or by Sunoco Unitholders owning at least 20% of the outstanding Sunoco Units of the class for which a meeting is proposed. Sunoco Unitholders may vote either in person or by proxy at meetings. The holders of at least a majority of the outstanding Sunoco Units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum, unless any action by the Sunoco Unitholders requires approval by holders of a greater percentage of the Sunoco Units, in which case the quorum will be the greater percentage.

Each record holder of a Sunoco Unit has a vote according to his or her percentage interest in Sunoco, although additional limited partner interests having special voting rights could be issued. However, if at any time any person or group, other than Sunoco GP and its affiliates, a direct transferee of Sunoco GP or its affiliates or a purchaser specifically approved by Sunoco GP, acquires, in the aggregate, beneficial ownership of 20% or more of any class of partnership interests then outstanding, that person or group will lose voting rights on all of its partnership interests and the partnership interests may not be voted on any matter and will not be considered to be

An annual meeting of the NuStar Common Unitholders for the election of NuStar Managing GP directors, and such other matters that NuStar GP submits to a vote of the NuStar Common Unitholders will be held on such date as determined by NuStar GP. Special meetings of the limited partners may be called by NuStar GP or by limited partners owning 20% or more of the outstanding units of the class or classes for which a meeting is proposed.

For the purpose of determining the limited partners entitled to notice of or to vote at any meeting or to give approvals without a meeting, NuStar GP may set a record date, which date for purposes of notice of a meeting will not be less than 10 days nor more than 60 days before the date of the meeting.

Except as described below, each record holder of outstanding NuStar Common Units has a vote according to its percentage interest in that class. Subject to certain exceptions, if any person or group other than NuStar GP or its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units.

If authorized by NuStar GP, any action that is required or permitted to be taken at a meeting of the limited partners may be taken either at a meeting of the limited partners or without a meeting if consents in writing describing the action so taken are signed by the holders of the minimum percentage of outstanding NuStar Units necessary to authorize or take that action at a meeting.

	Sunoco	NuStar

outstanding when sending notices of a meeting of Sunoco Unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes.

Sunoco Common Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his or her nominee provides otherwise.

Holders of Sunoco Common Units have very limited voting rights and may vote on the following matters: (i) certain amendments to the Sunoco Partnership Agreement, including any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests and amendments to the amendment requirements provision of the Sunoco Partnership Agreement, (ii) a merger of the partnership where Sunoco is not the surviving entity in the transaction, (iii) a sale, exchange or disposal of all or substantially all of Sunoco’s assets, (iv) dissolution of the partnership and (v) continuation of the Sunoco business upon dissolution.

Unitholder Director Nominations	Sunoco is not required to seek Sunoco Unitholder approval for the election of any Sunoco directors. As such, Sunoco Unitholders do not have a right to nominate directors.	Limited partners, or a group of limited partners, owning 5% of the outstanding NuStar Common Units, continuously for at least two years, may nominate and include in the annual proxy materials director nominees, as long as such limited partner or group of limited partners satisfy the requirements in the NuStar Partnership Agreement.

Transfer of General Partner Interests	Sunoco GP may not transfer all or any part of the Sunoco General Partner Interest unless: (i) the transferee agrees to assume the rights and duties of Sunoco GP under the Sunoco Partnership Agreement; (ii) Sunoco receives an opinion of counsel that such transfer would not result in the loss of limited liability of any limited partner, or cause	NuStar GP may transfer all or any part of its general partner interests in NuStar without unitholder approval. No transfer by NuStar GP of all or any part of its general partner interest is permitted unless: (i) the transferee agrees to assume the rights and duties of NuStar GP and be bound by the NuStar Partnership Agreement; (ii) NuStar receives an

	Sunoco	NuStar
Sunoco to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes; and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest of Sunoco GP as the general partner or managing member, if any, of any subsidiary of Sunoco.

opinion of counsel regarding limited liability and tax matters; and (iii) such transferee agrees to purchase all of the partnership interest of NuStar GP as the general partner of NuStar, NuStar Logistics, L.P. or any of their subsidiaries.

Limited Preemptive Right

Sunoco GP has the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase Sunoco Common Units or other partnership interests whenever, and on the same terms that, Sunoco issue partnership interests to persons other than Sunoco GP and its affiliates, to the extent necessary to maintain the percentage interest of itself and its affiliates, including such interest represented by Sunoco Common Units, that existed immediately prior to each issuance.

The Sunoco Common Unitholders do not have preemptive rights under the Sunoco Partnership Agreement to acquire additional Sunoco Common Units or other partnership interests.

No person has any preemptive, preferential or other similar right with respect to the issuance of any NuStar security, whether unissued, held in the treasury or hereafter created.

Limited Call Right	If at any time Sunoco GP and its affiliates hold more than 80% of the total limited partner interests of any class then outstanding, Sunoco GP will have the right, which it may assign to any of its affiliates or to Sunoco, to acquire all, but not less than all, of the limited partner interests of such class, on at least 10 but not more than 60 days’ notice. The purchase price in the event of such a purchase is the greater of (i) the highest cash price paid by either of Sunoco GP or any of its affiliates for any limited partner interests of such class purchased within the 90 days preceding the date on which Sunoco GP first mails notice of its election to purchase those limited partner interests; and (ii) the average of the daily closing prices per limited partner interest of such class for the 20 consecutive	If at any time NuStar GP and its affiliates own 80% or more of the issued and outstanding limited partner interests of any class, NuStar GP will have the right (which it may assign and transfer to NuStar or any affiliate of NuStar GP) to purchase all, but not less than all, of the outstanding limited partner interests of that class that are held by non-affiliated persons. The purchase price would be the greater of (i) the current market price (as defined in the NuStar Partnership Agreement) of the limited partner interests of that class as of the date three days prior to the date NuStar GP mails notice of its election to purchase the interests and (ii) the highest price paid by NuStar GP or any of its affiliates for any limited partner interest of that class purchased within the 90 days preceding

	Sunoco	NuStar
	trading days immediately preceding the date three date before the date the notice is mailed.	the date NuStar GP mails notice of its election to purchase the interests.

Amendment of Governing Documents

Sunoco GP, without the approval of any Sunoco partner, may amend any provision of the Sunoco Partnership Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith. Sunoco GP has no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation to Sunoco or the Sunoco limited partners.

Sunoco GP is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment that would (i) enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected or (ii) enlarge the obligations of, restrict, change or modify in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by Sunoco to Sunoco GP or any of its affiliates without the consent of Sunoco GP, which consent may be given or withheld at its option. The provisions of the Sunoco Partnership Agreement preventing the amendments having these affects can only be amended upon the approval of the holders of at least 90% of the outstanding Sunoco Units, voting as a single class (including Sunoco Units owned by Sunoco GP and its affiliates).

Amendments to the NuStar Partnership Agreement may be proposed only by or with the consent of NuStar GP. For certain purposes set forth in the NuStar Partnership Agreement, NuStar GP may amend any provision of the NuStar Partnership Agreement without the approval of any limited partner. For all other purposes, the amendment shall be effective upon the approval of a unit majority of NuStar Common Units, unless subject to any additional consent or voting requirements as set forth in the NuStar Partnership Agreement.

Indemnification	Under the Sunoco Partnership Agreement, in most circumstances, Sunoco will indemnify the following persons to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities: (i) Sunoco GP; (ii) any departing general partner; (iii) any person who is or was as an	Subject to specified limitations, to the fullest extent permitted by law, NuStar will indemnify (i) NuStar GP, (ii) any departing partner, (iii) any person who is or was an affiliate of NuStar GP or any departing partner, any person who is or was a member, partner, officer, director, employee, agent or trustee of NuStar or

	Sunoco	NuStar

affiliate of Sunoco GP or any departing general partner; (iv) any person who is or was a manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of any group member, a general partner, any departing general partner or any of their respective affiliates; (v) any person who is or was serving at the request of Sunoco GP, any departing general partner or any of their respective affiliates as an officer, director, manager, managing member, general partner, employee, agent, fiduciary or trustee of another person owing a fiduciary duty to Sunoco or its subsidiaries; (vi) any person who controls Sunoco GP or a departing general partner; or (vii) any person designated by Sunoco GP.

Any indemnification under these provisions will only be out of Sunoco’s assets. Unless it otherwise agrees in its sole discretion, Sunoco GP will not be personally liable for, or have any obligation to contribute or loan funds or assets to Sunoco to enable it to effectuate, such indemnification. Sunoco may purchase insurance against liabilities asserted against and expenses incurred by persons for its activities, regardless of whether it would have the power to indemnify the person against liabilities under the Sunoco Partnership Agreement.

its subsidiaries, NuStar GP, any departing general partner or any affiliate of the foregoing entities and (iv) any person who is or was serving at the request of NuStar GP or any departing general partner as an officer, director, employee, member, partner, agent, fiduciary or trustee of another person.

Any indemnification under these provisions will be only out of the assets of NuStar, and NuStar GP will not be personally liable for, or have any obligation to contribute or loan funds or assets to NuStar to enable it to effectuate any indemnification.

NuStar is authorized to purchase (or to reimburse NuStar GP or its affiliates for the cost of) insurance against liabilities asserted against and expenses incurred by such persons in connection with NuStar’s activities, regardless of whether NuStar would have the power to indemnify such person against such liabilities.

Conflicts of Interest	Whenever a conflict of interest arises between Sunoco GP or any of its affiliates and Sunoco, any group member or any partner, and other person who acquires an interest in Sunoco or who is otherwise bound by the Sunoco Partnership Agreement, Sunoco GP may submit any resolution or course of action with respect to such conflict of interest for (i) special approval by the conflicts committee or (ii) approval by the vote of at least a majority of the Sunoco Common Units (excluding Sunoco Common Units owned by Sunoco GP and its affiliates). If such resolution receives special approval by the conflicts	The NuStar Partnership Agreement generally provides that whenever a potential conflict of interest exists or arises between NuStar GP or any of its affiliates and NuStar or NuStar Logistics, L.P., any resolution by NuStar GP or its affiliates shall be permitted if it is deemed fair and reasonable to NuStar. It will be deemed conclusively so if such conflict of interest is approved by the conflicts committee, is on terms no less favorable to NuStar than those being provided to unrelated third parties or fair to NuStar based on the totality of the relationships between the parties involved. Absent bad faith, no such

	Sunoco	NuStar
	committee or is approved by a majority vote of the Sunoco Common Unitholders, then such course of action shall be deemed approved by Sunoco and shall not constitute a breach of the Sunoco Partnership Agreement. Any conflict of interest may be resolved as provided above or as directed by the Board of Directors of Sunoco GP, provided that the Board of Directors of Sunoco GP makes, takes or declines to take any action to resolve the conflict in good faith.	action taken by NuStar GP shall constitute a breach of the NuStar Partnership Agreement.

Dissolution	Sunoco will be dissolved, and its affairs wound up, (i) upon an event of withdrawal Sunoco GP, unless a successor is elected and such successor is admitted to Sunoco pursuant to the Sunoco Partnership Agreement; (ii) upon an election to dissolve Sunoco by Sunoco GP that is approved by a majority of Sunoco Unitholders; (iii) upon the entry of a decree of judicial dissolution of Sunoco pursuant to the provisions of the Delaware LP Act; or (iv) at any time there are no limited partners, unless Sunoco is continued without dissolution in accordance with the Delaware LP Act.

NuStar will be dissolved, and its affairs wound up, upon:

(i) the election of NuStar GP to dissolve NuStar, if approved by a unit majority of NuStar Common Unitholders;

(ii)  the sale, exchange or other disposition of all or substantially all of the assets and properties of NuStar and its subsidiaries;

(iii)  the entry of a decree of judicial dissolution of NuStar; or

(iv) the withdrawal or removal of NuStar GP or any other event that results in its ceasing to be the general partner other than by reason of a transfer of its general partner interest in accordance with the NuStar Partnership Agreement or withdrawal or removal following approval and admission of a successor.

LEGAL MATTERS

The validity of the Sunoco Common Units issuable in the Merger and being offered by this proxy statement/prospectus will be passed upon by Weil, Gotshal & Manges LLP. Certain U.S. federal income tax consequences of the ownership of Sunoco Common Units will be passed upon by Vinson & Elkins LLP.

EXPERTS

Sunoco LP

The audited consolidated financial statements of Sunoco LP and subsidiaries and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this proxy statement/prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

NuStar Energy L.P.

The consolidated financial statements of NuStar Energy L.P. as of December 31, 2023 and 2022, and for each of the years in the three-year period ended December 31, 2023, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2023 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

NUSTAR COMMON UNITHOLDER PROPOSALS

NuStar intends to hold its 2024 annual meeting of NuStar Common Unitholders. NuStar’s proxy statement for the 2023 annual meeting of NuStar Common Unitholders contained information regarding presentation of NuStar Common Unitholders proposals under 14a-8 or other business or nominations at a 2024 annual meeting of NuStar Common Unitholders.

If the Merger Proposal is approved at the NuStar Special Meeting and the Merger is completed, the Surviving Entity will be a wholly owned subsidiary of Sunoco and, consequently, NuStar will not hold an annual meeting of unitholders in 2025. If the Merger Proposal is not approved at the NuStar Special Meeting or if the Merger is not completed for any other reason, NuStar intends to hold an annual meeting of NuStar Common Unitholders in 2025 (the “NuStar 2025 Annual Meeting”).

In the event that the NuStar 2025 Annual Meeting is held and if you plan to submit a proposal (other than a director nomination) to be considered for inclusion in NuStar’s proxy statement for the NuStar 2025 Annual Meeting pursuant to Rule 14a-8 under the Exchange Act, NuStar must receive your written proposal on or before November 15, 2024. Unitholder proposals must comply with the requirements of Rule 14a-8 under the Exchange Act.

The NuStar Partnership Agreement permits NuStar Common Unitholders, under specified conditions, to include their nominees for election as directors in NuStar’s proxy statement. If you wish to nominate a person for election to the NuStar Managing GP Board at the NuStar 2025 Annual Meeting and have such nominee included in NuStar’s proxy statement, you must comply with the requirements contained in the NuStar Partnership Agreement, including the requirement to provide timely notice in writing. Your written notice must be received by NuStar GP at NuStar’s principal executive offices at the address shown on the cover page of this proxy statement/prospectus no later than January 23, 2025 and no earlier than December 24, 2024. The NuStar Partnership Agreement contains other requirements, such as requirements regarding ownership, the content of the written notice and attendance at the meeting.

In addition to satisfying the foregoing requirements, to comply with the SEC’s universal proxy rules, NuStar Common Unitholders who intend to solicit proxies in support of director nominees other than the NuStar Managing GP Board’s nominees must also comply with the additional requirements of Rule 14a-19(b) under the Exchange Act.

NuStar Common Unitholders are urged to review all applicable rules, the NuStar Partnership Agreement and consult legal counsel before submitting a proposal or nomination.

WHERE YOU CAN FIND MORE INFORMATION

Sunoco has filed with the SEC a registration statement under the Securities Act of which this document forms a part, which registers the Sunoco Common Units to be issued to NuStar Common Unitholders in connection with the Merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Sunoco and its common units. The rules and regulations of the SEC allow Sunoco and NuStar to omit certain information that is included in the registration statement from this document.

Sunoco and NuStar file annual, quarterly and special reports and other information with the SEC. The SEC allows Sunoco and NuStar to “incorporate by reference” into this proxy statement/prospectus the information they file with the SEC, which means that they can disclose important information to you by referring you to those documents. This proxy statement/prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. The information incorporated by reference is an important part of this proxy statement/prospectus, and information that Sunoco and NuStar files later with the SEC will automatically update and supersede this information as well as the information included in this proxy statement/prospectus. Some documents or information, such as that called for by Items 2.02 and 7.01 of Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents and none of that information is incorporated by reference into this proxy statement/prospectus. Sunoco and NuStar incorporate by reference the documents listed below and any future filings they make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the filing date of the initial registration statement (of which this proxy statement/prospectus forms a part) and prior to the effectiveness of the registration statement, as well as between the date of this proxy statement/prospectus and the date on which the NuStar Special Meeting is held:

Sunoco’s Filings (SEC File No. 001-35653)

•	Annual Report on Form 10-K for the year ended December 31, 2023, filed on February 16, 2024;

•	Current Report on Form 8-K filed on January 22, 2024; and

•

the description of the Sunoco Common Units contained in Exhibit 4.8 of Sunoco’s annual report on Form 10-K filed on February 16, 2024, and including any other amendments or reports filed for the purpose of updating such description.

Sunoco will provide a copy of any document filed by Sunoco with the SEC and incorporated by reference in this proxy statement/prospectus and any exhibit specifically incorporated by reference in the documents it incorporates by reference, without charge, by written or oral request directed to Sunoco at the following address and telephone number:

Sunoco LP

8111 Westchester Drive, Suite 400

Dallas, Texas 75225

Attn: Investor Relations

Phone: (214) 981-0700

NuStar’s Filings (SEC File No. 001-16417)

•	Annual Report on Form 10-K for the year ended December 31, 2023, filed on February 22, 2024;

•	Current Report on Form 8-K filed on January 22, 2024; and

•

the description of NuStar Common Units contained in Exhibit 4.01 of NuStar’s annual report on Form 10-K filed on February 22, 2024, and including any other amendments or reports filed for the purpose of updating such description.

NuStar will provide a copy of any document filed by NuStar with the SEC and incorporated by reference in this proxy statement/prospectus and any exhibit specifically incorporated by reference in the documents it incorporates by reference, without charge, by written or oral request directed to NuStar at the following address and telephone number:

NuStar Energy L.P.

19003 IH-10 West

San Antonio, Texas 78257

Attention: Investor Relations

Phone: (210) 918-4687

Sunoco and NuStar also make available free of charge on their internet website at www.sunocolp.com and www.nustarenergy.com, respectively, the reports and other information filed by Sunoco and NuStar, as applicable, with the SEC, as soon as reasonably practicable after such material is electronically filed or furnished to the SEC. Neither Sunoco’s and NuStar’s website, nor the information contained on their website, is part of this proxy statement/prospectus or the documents incorporated by reference.

The SEC maintains an internet website that contains reports, proxy and information statements and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) System. This system can be accessed at www.sec.gov. You can find information that Sunoco and NuStar file with the SEC by reference to their names or to their SEC file numbers. Sunoco’s and NuStar’s SEC filings are also available to the public through the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

The information concerning Sunoco contained in this proxy statement/prospectus or incorporated by reference has been provided by Sunoco, and the information concerning NuStar contained in this proxy statement/prospectus or incorporated by reference has been provided by NuStar.

In order to receive timely delivery of requested documents in advance of the NuStar Special Meeting your request should be received no later than [•], 2024. If you request any documents, Sunoco or NuStar will mail them to you by first class mail, or another equally prompt means, within one business day after receipt of your request.

Neither Sunoco nor NuStar has authorized anyone to give any information or make any representation about the Merger, Sunoco or NuStar that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated by reference. Therefore, if anyone distributes this type of information, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or you are a person to whom it is unlawful to direct these types or activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of its date, or in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies.

Annex A

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

SUNOCO LP,

SATURN MERGER SUB, LLC,

NUSTAR ENERGY L.P.,

NUSTAR GP, LLC,

RIVERWALK LOGISTICS, L.P.

and

SUNOCO GP LLC

Dated as of January 22, 2024

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of January 22, 2024, is by and among (a) Sunoco LP, a Delaware limited partnership (“Parent”), (b) Saturn Merger Sub, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub”), (c) NuStar Energy L.P., a Delaware limited partnership (the “Partnership”), (d) Riverwalk Logistics, L.P., a Delaware limited partnership (the “Partnership GP”) and sole general partner of the Partnership, (e) NuStar GP, LLC, a Delaware limited liability company (“Partnership Managing GP”) and the sole general partner of the Partnership GP and (f) Sunoco GP LLC, a Delaware limited liability company (the “Parent GP”) and sole general partner of Parent.

WITNESSETH:

WHEREAS, concurrently with the entry into this Agreement, as a condition and material inducement to the Partnership’s, the Partnership GP’s and the Partnership Managing GP’s willingness to enter into this Agreement, Energy Transfer LP, a Delaware limited partnership (“ET”), has entered into that certain Support Agreement (as it may be amended, supplemented or otherwise modified in accordance with its terms, the “ET Support Agreement”) with Parent and the Partnership;

WHEREAS, the parties intend that Merger Sub be merged with and into the Partnership (the “Merger”), with the Partnership surviving the Merger as a subsidiary of Parent, and that this Agreement comply with Article XIV of the Existing Partnership Agreement;

WHEREAS, the Board of Directors of Partnership Managing GP (the “Partnership Managing GP Board”) by unanimous vote has, on behalf of the Partnership Managing GP, in its own capacity and in its capacity as the general partner of the Partnership GP, and on behalf of the Partnership GP, (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of the Partnership and its unitholders, (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (c) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, (d) recommended approval and adoption of this Agreement by the holders of Partnership Common Units, (e) directed that this Agreement be submitted to the holders of Partnership Common Units for approval and adoption and (f) adopted resolutions approving an amendment to the Existing Partnership Agreement, which amendment is expected to be adopted immediately following the entry into this Agreement;

WHEREAS, the Board of Directors (the “Parent GP Board”) of the Parent GP, has (a) determined that it is in the best interests of Parent and the unitholders of Parent, and declared it advisable, for Parent to enter into this Agreement and (b) authorized and approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and the Unit Issuance;

WHEREAS, Parent, as the sole member of Merger Sub, has determined that it is in the best interests of Merger Sub, and declared it advisable, for Merger Sub to enter into this Agreement, and has approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger; and

WHEREAS, the parties hereto desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger; Parent Subscription Right. At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Delaware Revised Uniform Limited Partnership Act (the “Delaware LP Act”) and the Delaware Limited Liability Company Act (the “Delaware LLC Act”), Merger Sub shall be merged with and into the Partnership, whereupon the separate limited liability company existence of Merger Sub shall cease, and the Partnership shall continue its limited partnership existence under Delaware law as the surviving entity in the Merger (the “Surviving Entity”) and a Subsidiary of Parent. Parent shall have the right, but not the obligation, to cause a wholly owned Subsidiary of Parent that is treated as a corporation or a partnership for U.S. federal income tax purposes, to subscribe, immediately prior to and conditioned on the occurrence of the Effective Time, for a number of Partnership Common Units representing one percent of all Partnership Common Units outstanding immediately following such issuance (the “New Parent Subsidiary Units”) at a price per Partnership Common Unit equal to the closing price of one Partnership Common Unit reported on the NYSE on the full trading day immediately prior to the Effective Time, payable in cash, a Parent note or any other property that Parent and the Company mutually agree to be of equal value; provided, that any such issuance of New Parent Subsidiary Units will be made following the record date for the Special Distribution and any applicable quarterly distribution (to the extent such record date is already set and expected to be prior to the Effective Time) and will be made pursuant to documentation to be mutually agreed between Parent and the Partnership acting in good faith.

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place remotely by exchange of documents and signatures (or their electronic counterparts) at 9:00 a.m., Central time on the second business day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, date and time as the Partnership and Parent may agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.3 Effective Time. At the Closing, the Partnership shall file with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the Delaware LP Act, the Delaware LLC Act and the Existing Partnership Agreement in order to effect the Merger, and make any other filings or recordings as may be required by Delaware law in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger has been filed with the Secretary of State of the State of Delaware or at such other, later date and time as is agreed between the Partnership and Parent and specified in the Certificate of Merger in accordance with the relevant provisions of the Delaware LP Act, the Delaware LLC Act and the Existing Partnership Agreement (such date and time, the “Effective Time”).

Section 1.4 Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the Delaware LP Act, the Delaware LLC Act and Section 14.5 of the Existing Partnership Agreement. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the rights, privileges and powers, and all property, real, personal and mixed, and all debts due to either of the Partnership or Merger Sub, as well as all other things and causes of action belonging to each of the Partnership and Merger Sub, shall vest in the Surviving Entity without further act or deed, all as provided under the Delaware LP Act, the Delaware LLC Act and Section 14.5 of the Existing Partnership Agreement.

Section 1.5 Organizational Documents of the Surviving Entity. At the Effective Time, (a) the Partnership’s Certificate of Limited Partnership as in effect immediately prior to the Effective Time shall remain unchanged and shall be the certificate of formation of the Surviving Entity from and after the Effective Time, until duly amended in accordance with the provisions thereof and applicable Law, and (b) the Partnership’s limited partnership agreement as in effect immediately prior to the Effective Time shall remain unchanged and shall be the limited partnership agreement of the Surviving Entity from and after the Effective Time, until duly amended in accordance with the provisions thereof and applicable Law.

Section 1.6 Partnership Managing GP Directors. At the Effective Time, the persons listed on Section 1.6 of the Parent Disclosure Schedule shall be appointed as the directors of the Partnership Managing GP and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal in accordance with the terms of the limited liability company agreement of Partnership Managing GP.

Section 1.7 Partnership Managing GP Officers. The officers of Merger Sub immediately prior to the Effective Time shall be appointed as the officers of Partnership Managing GP and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal in accordance with the terms of the limited liability company agreement of Partnership Managing GP.

Section 1.8 Parent GP Director. Prior to the Effective Time, Parent and the Parent GP shall take all necessary action so that upon and after the Effective Time the size of the current Parent GP Board is increased by one (1) member and, effective as of the Effective Time, a member of the Partnership Managing GP Board to be mutually agreed between Parent and the Partnership (the “New Parent Director”) is appointed to the Parent GP Board to fill the vacancy on the Parent GP Board created by such increase. So long as the New Parent Director continues to satisfy any requirements of applicable Laws and regulations (including of the NYSE) and corporate governance polices of ET applicable to serving as a member of the Parent GP Board applicable to all members of the Board, in their capacities as such, and complies with the provisions of the Parent Partnership Agreement and the Parent GP LLC Agreement applicable to all members of the Parent GP Board in their capacities as such, the Parent GP and Parent shall not, and shall cause their respective controlled affiliates and use reasonable best efforts to cause their respective other affiliates to not, take any action to remove the New Parent Director from the Parent GP Board (or otherwise take or refrain from taking any action having the effect of the New Parent Director not serving as a member of the Parent GP Board) for a period of one (1) year following the Effective Time.

Section 1.9 Continued San Antonio Operations. For a period of two (2) years following the Effective Time, Parent shall maintain and continue (or cause to be maintained and continued) the Partnership’s current office (which is currently its headquarters) located in San Antonio, Texas.

Section 1.10 Continued Philanthropy. Parent shall make charitable contributions to the organizations to which the Partnership currently makes charitable contributions (as set forth on Section 1.10 of the Partnership Disclosure Schedule), in the amounts and for the applicable periods following the Effective Time as set forth therein.

ARTICLE II

CONVERSION OF UNITS; EXCHANGE OF CERTIFICATES; EQUITY AWARDS

Section 2.1 Conversion of Partnership Interests. Subject to the terms and conditions of this Agreement, at the Effective Time, and by virtue of the Merger and without any action on the part of Parent, the Parent GP, Merger Sub, the Partnership, Partnership GP or Partnership Managing GP or any of their respective affiliates or any holder of securities of Parent, the Parent GP, Merger Sub, the Partnership, Partnership GP or Partnership Managing GP:

(a) Each Partnership Common Unit issued and outstanding immediately prior to the Effective Time (other than any Excluded Units and Parent Subsidiary Held Units) shall be converted into and shall thereafter represent the right to receive 0.400 (the “Exchange Ratio”) common units representing limited partner interests in Parent having the rights and obligations specified with respect to “Common Units” in the Parent Partnership Agreement (the “Parent Common Units” and such consideration, the “Merger Consideration”). Each person that receives Parent Common Units upon the exchange of Partnership Common Units for the Merger Consideration in accordance with this Article II shall be admitted as a limited partner of Parent.

(b) Each Partnership Preferred Unit issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time as limited partnership interests of the Surviving Entity in the Merger having the same terms as are applicable to the Partnership Preferred Units immediately prior to the Effective Time.

(c) The general partner interest in the Partnership issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time as the general partner interest of the Surviving Entity in the Merger.

(d) Notwithstanding anything to the contrary in this Agreement, at the Effective Time, (i) all Partnership Common Units directly owned immediately prior to the Effective Time by the Partnership or by Parent or Merger Sub (collectively, the “Excluded Units”) and (ii) any Partnership Common Units owned, immediately prior to the Effective Time, by a Subsidiary of Parent (including any New Parent Subsidiary Units) (“Parent Subsidiary Held Units”) shall remain issued and outstanding from and after the Effective Time as limited partnership interests of the Surviving Entity in the Merger having the same terms as are applicable to Partnership Common Units immediately prior to the Effective Time.

Section 2.2 Rights as Unitholders; Unit Transfers.

(a) All Partnership Common Units converted into the right to receive the Merger Consideration pursuant to Section 2.1(a) will cease to be outstanding and will automatically be canceled and will cease to exist when converted as a result of and pursuant to the Merger. At the Effective Time, each holder of a certificate representing Partnership Common Units (a “Certificate”) and each holder of non-certificated Partnership Common Units represented in book-entry form (“Book-Entry Units”) will cease to be a limited partner of the Partnership in their capacity as a holder of Partnership Common Units and cease to have any rights with respect thereto, except the right to receive (i) the Merger Consideration, (ii) any cash to be paid in lieu of any fractional Parent Common Units in accordance with Section 2.4(d) and (iii) any distributions in accordance with Section 2.4(c) and this Section 2.2(a); provided, however, that the rights of (x) any holder of the Partnership LTI Awards shall be as set forth in Section 2.6, and (y) Parent, the Partnership and their respective Subsidiaries will be as set forth in Section 2.1(d). In addition, holders as of the relevant record date of Partnership Common Units outstanding immediately prior to the Effective Time will have continued rights to any distribution, without interest, with respect to such Partnership Common Units with a record date occurring prior to the Effective Time that may have been declared or made by the Partnership with respect to such Partnership Common Units, in accordance with the terms of the Existing Partnership Agreement and this Agreement, and which remains unpaid as of the Effective Time (a “Regular Distribution”). Regular Distributions by the Partnership are not part of the Merger Consideration, and will be paid by Parent on the payment date set therefor to such holders as of the relevant record date of Partnership Common Units, whether or not they exchange their Partnership Common Units pursuant to Section 2.4.

(b) At the Effective Time, there will be no further registration of transfers on the unit transfer books of the Partnership with respect to Partnership Common Units and, promptly following the Effective Time, the books and records of the Partnership will be revised to reflect that Parent will be admitted as a limited partner of the Partnership.

Section 2.3 Merger Sub Interests. At the Effective Time, and by virtue of the Merger and without any action on the part of any person, each limited liability company interest of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into a number of validly issued, fully paid (to the extent required by the Existing Partnership Agreement) and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act) Partnership Common Units, equal in number to the number of Partnership Common Units outstanding as of immediately prior to the Effective Time (other than Parent Subsidiary Held Units, if any) and, together with any outstanding Partnership Preferred Units and Parent Subsidiary Held Units, if any, outstanding immediately after the Effective Time in accordance with Section 2.1(b), shall constitute the only outstanding limited partnership interests of the Surviving Entity as of immediately after the Effective Time.

Section 2.4 Exchange of Partnership Common Units.

(a) Exchange Agent. Prior to the Closing Date, Parent shall appoint an exchange agent mutually and reasonably acceptable to Parent and the Partnership (the “Exchange Agent”) in connection with the Merger and in connection therewith, shall enter into an agreement with the Exchange Agent in a form reasonably acceptable to the Partnership (the “Exchange Agent Agreement”). At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, in trust for the benefit of holders of Partnership Common Units (other than the Excluded Units), Parent Common Units (which shall be in non-certificated book-entry form) issuable pursuant to Section 2.1(a) and Section 2.6 and an amount of cash sufficient to effect delivery of cash lieu of any fractional Parent Common Units in accordance with Section 2.4(d). Following the Effective Time, Parent agrees to make available to the Exchange Agent, from time to time as needed, Parent Common Units issuable and cash required to effect delivery of cash lieu of any fractional Parent Common Units in accordance with Section 2.4(d), make any Regular Distribution in accordance with Section 2.2 and make any distributions in accordance with Section 2.4(c) (all Parent Common Units and cash deposited with the Exchange Agent from time to time, the “Exchange Fund”). The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement.

(b) Exchange Procedures.

(i) Promptly after the Effective Time (and after receipt by the Exchange Agent of all information reasonably necessary to enable the Exchange Agent to effect the mailing set forth in this Section 2.4(b); provided, however, that Parent and the Surviving Entity shall use reasonable best efforts to obtain such information to enable such mailing to occur no later than the third business day following the Effective Time), Parent or the Surviving Entity shall cause the Exchange Agent to mail to each record holder of Partnership Common Units as of immediately prior to the Effective Time (other than the holders of Excluded Units), (A) a letter of transmittal in customary form and agreed to by Parent and the Partnership prior to the Effective Time that will specify that, in respect of certificated Partnership Common Units, delivery will be effected, and that risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates to the Exchange Agent (including by delivery of the Partnership Common Units, book-entry notation, or affidavits of loss in lieu of delivery thereof as provided in Section 2.4(g)) (the “Letter of Transmittal”) to the Exchange Agent and (B) instructions (in customary form and agreed to by Parent and the Partnership prior to the Effective Time) for use in effecting the surrender of the Certificates or Book-Entry Units in exchange for the Merger Consideration, cash in lieu of any fractional Parent Common Units in accordance with Section 2.4(d), any Regular Distribution in accordance with Section 2.2 or any distributions in accordance with Section 2.4(c).

(ii) Upon surrender of Certificates or Book-Entry Units, if any, for cancellation to the Exchange Agent, together with Letters of Transmittal, properly completed and duly executed, and such other documents (including in respect of Book-Entry Units) as may be reasonably required pursuant to such instructions, each holder who held Partnership Common Units immediately prior to the Effective Time (other than the holders of Excluded Units) will be entitled to receive in exchange therefor the Merger Consideration (after taking into account all Partnership Common Units surrendered by such holder and subject to any withholding tax specified in Section 2.5) and an aggregate amount of cash that such holder has the right to receive with respect to such Partnership Common Units pursuant to Section 2.2, Section 2.4(c) and Section 2.4(d). No interest will be paid or accrued on any distributions in accordance with Section 2.2 or Section 2.4(c) or any cash payment in lieu of fractional Parent Common Units in accordance with Section 2.4(d). In the event of a transfer of ownership of Partnership Common Units that is not registered in the transfer records of the Partnership, the Merger Consideration, any distributions in accordance with Section 2.2 or Section 2.4(c) and any cash to be paid in lieu of any fractional Parent Common Units in accordance with Section 2.4(d) in respect of such Partnership Common Units may be paid to a transferee, if the Certificate representing such Partnership Common Units or evidence of ownership of the Book-Entry Units is presented to the Exchange Agent, and in the case of both Certificates and Book-Entry Units, accompanied by all documents reasonably required to evidence and effect such transfer, and that the person requesting such exchange will pay to the Exchange Agent any transfer or other similar Taxes required by reason of the delivery of the Merger Consideration in any name other than that of the record holder of such Partnership Common Units, or will establish to the reasonable satisfaction of the Exchange Agent that such Taxes have been paid or are not payable. Until such required documentation has been delivered and Certificates and Book-Entry Units, if any, have been surrendered, as contemplated by this Section 2.4, each Certificate or Book-Entry Unit will be deemed at any time after the Effective Time to represent only the right to receive upon such delivery and surrender, the Merger Consideration in respect of Partnership Common Units, any cash or distributions to which such holder is entitled pursuant to Section 2.4(c) and Section 2.4(d) and (without the necessity of such surrender) any Regular Distribution in accordance with Section 2.2.

(c) Parent Distributions with Respect to Unexchanged Partnership Common Units. No distributions declared or made with respect to Parent Common Units with a record date after the Effective Time will be paid to the holder of any unsurrendered Partnership Common Units and no cash payment in lieu of fractional Parent Common Units will be paid to any such holder, in each case, until such holder has delivered the required documentation and surrendered any such Certificates or Book-Entry Units as contemplated by this Section 2.4. Subject to applicable Law and Section 5.18, following compliance with the requirements of Section 2.4(b), there will be paid to the holder of Parent Common Units, without interest, (i) promptly after the time of such compliance, and with no effect to the Merger Consideration to which such holder is entitled to pursuant to Section 2.1(a) (after taking into account all Partnership Common Units surrendered by such holder and subject to any withholding tax specified in Section 2.5), the amount of any cash payable in lieu of fractional Parent Common Units to which such holder is entitled pursuant to Section 2.4(d) and the amount of distributions with a record date after the Effective Time theretofore paid with respect to such Parent Common Units, and (ii) at the appropriate payment date, the amount of distributions with a record date after the Effective Time but prior to such delivery and surrender of Partnership Common Units and a payment date subsequent to such delivery and surrender payable with respect to such Parent Common Units.

(d) Fractional Units. No fractional Parent Common Units shall be issued in the Merger, but in lieu thereof each holder of Partnership Common Units otherwise entitled to a fractional Parent Common Unit will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 2.4(d), a cash payment (without interest and rounded to the nearest cent) in lieu of such fractional Parent Common Unit in an amount equal to the product of (i) the volume-weighted average closing price of one Parent Common Unit as reported on the NYSE for the ten consecutive full trading days ending at the close of trading on the full trading day immediately preceding the Closing Date (the “Parent Trading Price”) and (ii) the fraction of a Parent Common Unit that such holder would otherwise be entitled to receive pursuant to this Article II. No certificates or scrip representing fractional Parent Common Units shall be issued in the Merger. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Partnership Common Units in lieu of any fractional Parent Common Units, Parent will cause the Exchange Agent to make available such amounts to such holders of Partnership Common Units, without interest, subject to and in accordance with Section 2.4. The parties acknowledge that payment of cash in lieu of issuing fractional Parent Common Units was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of complying with the Parent Partnership Agreement and avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional Parent Common Units.

(e) No Further Ownership Rights in Partnership Common Units. The Merger Consideration issued upon conversion of a Partnership Common Unit in accordance with the terms hereof, together with any cash in lieu of fractional Parent Common Units to be paid in accordance with Section 2.4(d) and any declared distributions to be paid on Parent Units as described in Section 2.4(c), will be deemed to have been issued (or paid) in full satisfaction of all rights pertaining to such Partnership Common Unit (other than the right to receive any Regular Distribution in accordance with Section 2.2). If, after the Effective Time, Certificates are presented to the Surviving Entity or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Section 2.4(e).

(f) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of Partnership Common Units for eighteen (18) months after the Effective Time shall be delivered to Parent upon demand, and any holders of Partnership Common Units who have not theretofore complied with this Section 2.4 shall thereafter look only to Parent for payment of their claim for the Merger Consideration, any cash in lieu of fractional Parent Common Units in accordance with Section 2.4(d) and any distributions pursuant to Section 2.4(c). Any amounts remaining unclaimed by holders of Partnership Common Units immediately prior to such time as such amounts would otherwise escheat to or become the property of any Governmental Authority will, to the extent permitted by applicable Law, become the property of Parent.

(g) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration and distributions to be paid in respect of the Partnership Common Units represented by such Certificate as contemplated by this Section 2.4(g).

(h) No Liability. Notwithstanding anything in this Agreement to the contrary, none of the Partnership, Parent, Merger Sub, the Surviving Entity, the Exchange Agent or any other person shall be liable to any former holder of Partnership Common Units for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 2.5 Withholding. Each of Parent, the Partnership, Merger Sub and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as Parent, the Partnership, Merger Sub or the Exchange Agent, as applicable, is required to deduct and withhold under the Internal Revenue Code of 1986, as amended (the “Code”), or any Tax Law, with respect to the making of such payment; provided that, each of Parent and Merger Sub shall use reasonable best efforts to cooperate with any reasonable request of the Partnership in order to reduce or eliminate any such deduction or withholding. To the extent that amounts are so deducted and withheld and timely paid over to the applicable Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of whom such deduction and withholding was made. If any such deduction or withholding is taken in Parent Units, Parent, Merger Sub or the Exchange Agent (as applicable) shall be treated as having sold such Parent Units on behalf of the applicable recipient for an amount of cash equal to the fair market value of such Parent Units at the time of such deemed sale.

Section 2.6 Long-Term Incentive Awards.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of any party to this Agreement, each Partnership LTI Award shall become fully vested and shall be cancelled and converted into the right to receive:

(i) With respect to each Partnership Restricted Unit Award, (A) a number of Parent Common Units equal to the product of (x) the number of Partnership Common Units subject to such Partnership Restricted

Unit Award immediately prior to the Effective Time, multiplied by (y) the Exchange Ratio and (B) a cash payment equal to the product of (x) the number of Partnership Common Units subject to such Partnership Restricted Unit Award immediately prior to the Effective Time multiplied by the per-unit amount of the Special Distribution.

(ii) With respect to each Partnership Performance Cash Award, an amount in cash equal to two hundred percent (200%) of the target amount of cash pursuant to such Partnership Performance Cash Award, except that for each Partnership Performance Cash Award that constitutes a “carry forward” award as identified in Section 3.2(e) of the Company Disclosure Schedule the cash amount shall equal one hundred percent (100%) of the target amount.

(iii) With respect to each Partnership Time-Vesting Cash Award, an amount in cash equal to one hundred percent (100%) of the amount of cash subject to such Partnership Time-Vesting Cash Award.

(b) Any amounts payable pursuant to Partnership LTI Awards that vest as of the Effective Time pursuant to Section 2.6(a) shall be paid as soon as practicable following the Effective Time, but no later than the Surviving Entity’s next regularly scheduled payroll date, net of applicable Tax withholding.

(c) With respect to the Nustar Services Company LLC Employee Unit Purchase Program (the “Purchase Program”), the Partnership and the Partnership Subsidiaries shall take all actions reasonably necessary to provide that (i) no individual who is not participating in the Purchase Program as of the date of this Agreement may commence participation in the Purchase Program and (ii) the Purchase Program shall terminate no later than fifteen (15) days prior to the Effective Time.

(d) The Partnership Managing GP Board (or an appropriate committee thereof) shall adopt such resolutions as are reasonably necessary to effectuate the transactions contemplated by this Section 2.6.

Section 2.7 No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available to holders of Partnership Units or otherwise with respect to the Merger or the other transactions contemplated by this Agreement.

Section 2.8 Certain Adjustments to Prevent Dilution. If at any time during the period between the entry into this Agreement and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 7.1 (the “Termination Date”), any change in the outstanding Partnership Common Units or outstanding Parent Common Units shall occur as a result of any reclassification, unit split (including a reverse unit split) or combination, exchange or readjustment of units, or any unit distribution with a record date during such period (excluding, for clarity, the issuance of New Subsidiary Units), the Merger Consideration, the Exchange Ratio and any other similarly dependent items shall be equitably adjusted to provide to Parent, Merger Sub and the holders of Partnership Common Units the same economic effect as contemplated by this Agreement prior to such action, and thereafter, all references in this Agreement to the Merger Consideration, the Exchange Ratio and any other similarly dependent items shall be references to the Merger Consideration, the Exchange Ratio and any other similarly dependent items as so adjusted; provided, however, that nothing in this Section 2.8 shall be deemed to permit or authorize any party hereto to effect any such change that it is not otherwise authorized or permitted to undertake pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PARTNERSHIP, PARTNERSHIP

GP AND PARTNERSHIP MANAGING GP

Except as disclosed in (a) the Partnership SEC Documents (excluding any disclosures set forth in any such Partnership SEC Document under the heading “Risk Factors” or in any section relating to forward-looking statements in each case, other than historical facts set forth therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent or (b) subject to Section 8.11, the Partnership Disclosure Schedule, each of the Partnership, Partnership GP and Partnership Managing GP represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Qualification, Organization.

(a) Each of the Partnership, Partnership GP and Partnership Managing GP is a legal entity duly formed, validly existing and in good standing under the Laws of its jurisdiction of formation. Each of the Partnership, Partnership GP and Partnership Managing GP has all requisite limited partnership or limited liability company, as applicable, power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not have, individually or in the aggregate, a Partnership Material Adverse Effect. Each of the Partnership, Partnership GP and Partnership Managing GP is qualified to do business and is in good standing as a foreign entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

(b) Each of the Partnership Organizational Documents is in full force and effect and there has been no material violation thereof by the Partnership.

(c) The Partnership has made available to Parent a true and complete copy of (i) the Certificate of Limited Partnership of the Partnership (the “Partnership Certificate of Limited Partnership”); (ii) the Existing Partnership Agreement, (iii) the Certificate of Limited Partnership of Partnership GP, (iv) the limited partnership agreement of Partnership GP, (v) the Certificate of Formation of Partnership Managing GP and (vi) the limited liability company agreement of Partnership Managing GP, in the case of clauses (i) through (vi), as amended through the entry into this Agreement (collectively, the “Partnership Organizational Documents”).

Section 3.2 Equity Interests.

(a) As of 5:00pm Central Time on January 18, 2024 (the “Capitalization Date”), the issued and outstanding equity interests of the Partnership consisted of (i) 126,528,092 Partnership Common Units, (ii) 9,060,000 Partnership Series A Preferred Units, (iii) 15,400,000 Partnership Series B Preferred Units, (iv) 6,900,000 Partnership Series C Preferred Units, (v) no Partnership Series D Preferred Units and (vi) a non-economic general partner interest, of which Partnership GP is the sole record and beneficial owner. All outstanding equity securities and partnership interests of the Partnership are, and will be once issued, duly authorized, validly issued, fully paid (to the extent required by the Existing Partnership Agreement) and, other than with respect to general partner interests, nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act or otherwise in the Delaware LP Act or under applicable Law) and free of preemptive rights (except as set forth in the Existing Partnership Agreement or under applicable Law).

(b) As of the Capitalization Date, there were (i) 3,123,330 Partnership Common Units underlying Partnership Restricted Unit Awards that were unvested and outstanding, and (ii) 2,651,315 Partnership Common Units reserved for the grant of additional awards under the Partnership LTIPs. Each grant of a Partnership LTI Award was made in accordance with the terms of the applicable Partnership LTIP and applicable Law.

(c) Partnership Managing GP is the sole record and beneficial owner of the general partner interest in Partnership GP and such general partner interest has been duly authorized and validly issued in accordance with applicable Law and the partnership agreement of Partnership GP.

(d) The Partnership owns, directly or indirectly, all of the issued and outstanding limited partnership interests in Partnership GP and limited liability company interests in Partnership Managing GP. Such interests are owned free and clear of any preemptive rights and any liens, claims, charges, mortgages, deeds of trust, encumbrances, covenants, conditions, restrictions, easements, pledges, security interests of any kind or nature, equities, options, hypothecations, rights of way, rights of first refusal, defects in title, encroachments or charges of any kind (each, a “Lien”) other than Partnership Permitted Liens. All of such partnership interests or limited liability company interests are duly authorized and validly issued and fully paid and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act, Sections 18-607 and 18-804 of the Delaware LLC Act or other similar Laws in any jurisdiction in which such person is organized) and free of preemptive rights.

(e) Except as set forth in Section 3.2(a), Section 3.2(b) or Section 3.2(c) or for transactions solely among wholly owned Subsidiaries of the Partnership and/or the Partnership, there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which the Partnership is a party or other equity or equity-based incentive awards or phantom equity (i) obligating the Partnership, Partnership GP or Partnership Managing GP to (A) issue, transfer, exchange, sell or register for sale any partnership interests or other equity interests of the Partnership, Partnership GP or Partnership Managing GP or securities convertible into or exchangeable for such partnership interests or other equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such partnership interests or other equity interests, (D) fund or make any material investment (in the form of a loan, capital contribution or otherwise) in, any of Partnership GP or Partnership Managing GP or (E) make any payment to any person the value of which is derived from or calculated based on the value of the Partnership Common Units or Partnership Preferred Units, or (ii) granting any preemptive or antidilutive or similar rights with respect to any security issued by the Partnership, Partnership GP or Partnership Managing GP. There are no outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the unitholders of the Partnership on any matter. There are no voting trusts or other agreements or understandings to which the Partnership is a party with respect to the voting or registration of limited partnership interests, limited liability company interests or other equity interests of the Partnership, Partnership GP or Partnership Managing GP.

Section 3.3 Subsidiaries.

(a) Section 3.3(a) of the Partnership Disclosure Schedule lists all of the Partnership’s Subsidiaries (the “Partnership Subsidiaries”) as of the entry into this Agreement, including each Partnership Subsidiary’s jurisdiction of incorporation, formation or organization. Each of the Partnership Subsidiaries is a legal entity duly organized or formed, validly existing and in good standing under the Laws of its jurisdiction of organization or formation, except as would not be material to the Partnership and the Partnership Subsidiaries, taken as a whole. Each of the Partnership Subsidiaries (i) has all requisite limited partnership, limited liability company or other applicable corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (ii) is qualified to do business and is in good standing as a foreign entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to have such power or authority, be so qualified or in good standing would not have, individually or in the aggregate, a Partnership Material Adverse Effect. Each of the organizational documents of each Partnership Subsidiary is in full force and effect and there has been no violation thereof by such Subsidiaries, except as would not be material to the Partnership and the Partnership Subsidiaries, taken as a whole.

(b) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, the Partnership or a Partnership Subsidiary owns, directly or indirectly, all of the issued and outstanding partnership interests, limited liability company interests or other equity interests of each wholly-owned Partnership Subsidiary, free and clear of any preemptive rights and any Liens other than Partnership Permitted Liens, and all of such partnership interests, limited liability company interests or other equity interests are duly authorized and validly issued and, other than with respect to general partner interests, fully paid and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act, Sections 18-607 and 18-804 of the Delaware LLC Act or other similar Laws in any jurisdiction in which such Subsidiary is organized) and free of preemptive rights.

(c) Except for transactions solely among wholly owned Partnership Subsidiaries and/or the Partnership and as would be material to the Partnership and the Partnership Subsidiaries, taken as a whole, there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which the Partnership or any Partnership Subsidiary is a party or other equity or equity-based incentive awards or phantom equity (i) obligating any Partnership Subsidiary to (A) issue, transfer, exchange, sell or register for sale any partnership interests, limited liability company interests or other equity interests of such Partnership Subsidiary or securities convertible into or exchangeable for such partnership interests, limited liability company interests or other equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such partnership interests, limited liability company interests or other equity interests, (D) fund or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Partnership Subsidiary or (E) make any payment to any person the value of which is derived from or calculated based on the value of the Partnership Common Units or Partnership Preferred Units, or (ii) granting any preemptive or antidilutive or similar rights with respect to any security issued by the Partnership Subsidiary.

(d) Except as would not be material to the Partnership and the Partnership Subsidiaries, taken as a whole, and for partnership interests, limited liability company interests or other equity interests in the Partnership Subsidiaries, neither the Partnership nor any Partnership Subsidiary owns, directly or indirectly, any partnership interests, limited liability company interests or other equity interest in any person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any partnership interests, limited liability company interests or other equity interest in any person), or has any obligation to acquire any such partnership interests, limited liability company interests or other equity interest, security, right, agreement or commitment or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

Section 3.4 Authority; Noncontravention.

(a) The Partnership has the requisite limited partnership authority to enter into this Agreement and, subject to the approval and adoption of this Agreement by the affirmative vote of a Unit Majority (as such term is defined in the Existing Partnership Agreement) (the “Partnership Unitholder Approval”), to consummate the transactions contemplated hereby. The execution and delivery and performance of this Agreement and the ET Support Agreement and the consummation of the transactions contemplated hereby and thereby, including the Merger, have been duly and validly authorized by the Partnership Managing GP Board and, except for the Partnership Unitholder Approval, no other limited partnership proceedings or entity or equity-holder proceedings on the part of the Partnership, Partnership GP or Partnership Managing GP or their respective equity holders or affiliates are necessary to authorize the consummation of the transactions contemplated hereby or thereby. The Partnership Managing GP Board has unanimously, on behalf of the Partnership Managing GP, in its own capacity and in its capacity as the general partner of the Partnership GP, and on behalf of the Partnership GP, (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of the Partnership and its unitholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, (iv) recommended approval and adoption of this Agreement by the holders of Partnership Common Units and (v) directed that this Agreement be submitted to holders of Partnership Common Units for approval and adoption (the “Partnership Recommendation”), which such Partnership Recommendation has not been withdrawn, rescinded or modified in any way as of the entry into this Agreement. The Partnership Unitholder Approval represents the only vote or consent of the holders of any class or series of the Partnership’s equity securities necessary to approve the transactions contemplated hereby. This Agreement and the ET Support Agreement has been duly and validly executed and delivered by the Partnership, Partnership GP and Partnership Managing GP, as applicable, and, assuming this Agreement and the ET Support Agreement constitutes the legal, valid and binding agreement of ET, the Parent, the Parent GP and Merger Sub, as applicable, this Agreement and the ET Support Agreement constitutes the legal, valid and binding agreement of the Partnership, Partnership GP and Partnership Managing GP and is enforceable against the Partnership in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Equitable Exceptions”).

(b) Other than in connection with or in compliance with (i) the Delaware LP Act, (ii) the Delaware LLC Act, (iii) the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), (iv) the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), (v) applicable state securities, takeover and “blue sky” laws, (vi) the filing of the Certificate of Merger with the Delaware Secretary of State, (vii) the rules and regulations of the New York Stock Exchange (the “NYSE”), (viii) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) and any other applicable Antitrust Laws, (ix) the rules and regulations of the Securities and Exchange Commission (the “SEC”) in connection with the filing with the SEC of a proxy statement/prospectus in preliminary and definitive form in connection with the Partnership Unitholders’ Meeting (including any amendments or supplements, the “Proxy Statement/Prospectus”) and (x) the approvals set forth in Section 3.4(b) of the Partnership Disclosure Schedule (collectively, the “Partnership Approvals”) and, subject to the accuracy of the representations and warranties of Parent, the Parent GP and Merger Sub in Section 4.4, no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Authority is necessary, under applicable Law, for the consummation by the Partnership, Partnership GP or Partnership Managing GP of the transactions contemplated by this Agreement, except for such authorizations, consents, orders, licenses, permits, approvals or filings that are not required to be obtained or made prior to consummation of such transactions or that, if not obtained or made, would not materially impede or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement or have, individually or in the aggregate, a Partnership Material Adverse Effect.

(c) The execution, delivery and performance of this Agreement by the Partnership, Partnership GP and Partnership Managing GP does not, and, assuming the Partnership Approvals are obtained, the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any loss, or suspension, limitation or impairment of any right of the Partnership or any of the Partnership Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under any Partnership Material Contract or result in the creation of any Lien other than Partnership Permitted Liens, in each case, upon any of the properties or assets of the Partnership or any of the Partnership Subsidiaries, (ii) conflict with or result in any violation of any provision of any of the Partnership Organizational Documents (except as would not be material to the Partnership and the Partnership Subsidiaries, taken as a whole) or (iii) conflict with or violate any applicable Laws, except in the case of clauses (i) and (iii) for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellation, accelerations, or Liens as would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

Section 3.5 Reports and Financial Statements.

(a) The Partnership and each of the Partnership Subsidiaries has filed or made available all forms, documents, reports, schedules, certifications, prospectuses, registration and other statements required to be filed or furnished by it with the SEC since January 1, 2021 (collectively with all such documents and reports filed on a voluntary basis on Form 8-K since January 1, 2021, in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Partnership SEC Documents”). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the entry into this Agreement, then on the date of such filing), except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect: (i) each of the Partnership SEC Documents complied as to form with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and (ii) none of the Partnership SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected: (A) in the case of Partnership SEC Documents filed or furnished prior to the entry into this Agreement that were amended or superseded on or prior to the entry into this Agreement, by the filing or furnishing of the applicable amending or superseding Partnership SEC Documents; and (B) in the case of Partnership SEC Documents filed or furnished after the entry into this Agreement that are amended or superseded prior to the Effective Time, by the filing or furnishing of the applicable amending or superseding Partnership SEC Documents. Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, the certifications and statements relating to Partnership SEC Documents required by: (1) Rule 13a-14 or Rule 15d-14 under the Exchange Act; (2) Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”); or (3) any other applicable Law (collectively, the “Partnership Certifications”), are accurate and complete, and comply as to form and content with all applicable Laws. As of the entry into this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Partnership SEC Documents and, to the knowledge of the Partnership, none of the Partnership SEC Documents is the subject of ongoing SEC review or investigation.

(b) Except as would not be material to the Partnership and the Partnership Subsidiaries, taken as a whole, since January 1, 2021, the Partnership has maintained a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) reasonably designed to provide reasonable assurances: (i) that records are maintained that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the Partnership; (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with United States generally accepted accounting principles (“GAAP”), and that receipts and expenditures of the Partnership are being made only in accordance with the authorizations of management and directors of the Partnership and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Partnership properties or assets that could have a material effect on the Partnership’s financial statements.

(c) Except as would not be material to the Partnership and the Partnership Subsidiaries, taken as a whole, since January 1, 2021, the Partnership has maintained a system of “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) reasonably designed to ensure that all material information concerning the Partnership is made known on a timely basis to the individuals responsible for the preparation of the Partnership’s filings with the SEC and other public disclosure documents, and otherwise ensure that information required to be disclosed by the Partnership in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules, to allow timely decisions regarding required disclosure and to make the Partnership Certifications.

(d) The Partnership’s management has completed an assessment of the effectiveness of the Partnership’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2022, and such assessment concluded that such controls were effective and the Partnership’s independent registered accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that the Partnership maintained effective internal control over financial reporting as of December 31, 2022. Based on its most recent evaluation of internal controls over financial reporting prior to the entry into this Agreement, management of the Partnership has disclosed to the Partnership’s auditors and the audit committee of the Partnership Managing GP Board any: (A) “significant deficiency” in the internal controls over financial reporting of the Partnership, (B) “material weakness” in the internal controls over financial reporting of the Partnership or (C) fraud, whether or not material, that involves management or other employees of the Partnership who have a role in the internal controls over financial reporting of the Partnership.

(e) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, the financial statements (including any related notes) contained or incorporated by reference in the Partnership SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments); and (iii) fairly present in all material respects the consolidated financial position of the Partnership as of the respective dates thereof and the consolidated results of operations and cash flows of the Partnership for the periods covered thereby. Except as have been described in the Partnership SEC Documents, as of the entry into this Agreement, there are no unconsolidated Partnership Subsidiaries or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K.

(f) The Partnership is in compliance in all material respects with the applicable listing requirements of the NYSE, and has not since January 1, 2021, received any written (or, to the knowledge of the Partnership, oral) notice asserting any non-compliance with the listing requirements of NYSE.

Section 3.6 No Undisclosed Liabilities. Except (a) as reflected or reserved against in the Partnership’s consolidated balance sheet as of December 31, 2022 (the “Balance Sheet Date”) included in the Partnership SEC Documents, (b) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated by this Agreement or in connection with obligations under existing contracts or applicable Law, and (c) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business, neither the Partnership nor any Subsidiary of the Partnership has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, either matured or unmatured, that would be required by GAAP to be reflected on a consolidated balance sheet of the Partnership and its consolidated Subsidiaries, other than those that would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

Section 3.7 Legal Proceedings; Orders. Except as would not, individually or in the aggregate, have a Partnership Material Adverse Effect, as of the entry into this Agreement, (a) there is no pending legal proceeding and, to the knowledge of the Partnership, no person has threatened to commence any legal proceeding that involves the Partnership or any of the Partnership Subsidiaries or any of the assets owned, leased or used by any of the Partnership or any of the Partnership Subsidiaries, and (b) there are no orders, judgments or decrees of, or before, any person against or affecting the Partnership or any of the Partnership Subsidiaries.

Section 3.8 Compliance with Law; Permits.

(a) Since January 1, 2021, the Partnership and the Partnership Subsidiaries are in compliance with, and are not in default under or in violation of, any applicable federal, state, local or foreign or multinational law, statute, ordinance, rule, regulation, judgment, order, code, injunction, decree, writ or agency requirement of any Governmental Authority, including common law (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation would not have, individually or in the aggregate, a Partnership Material Adverse Effect. Since January 1, 2021, neither the Partnership nor any of the Partnership Subsidiaries has received any written notice or other communication from any Governmental Authority regarding any actual or possible violation of, or failure to comply with, any Law, except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

(b) The Partnership and the Partnership Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Authorities, and have filed all tariffs, reports, notices and other documents with all Governmental Authorities necessary for the Partnership and the Partnership Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Partnership Permits”), except where the failure to have any of the Partnership Permits or to have filed such tariffs, reports, notices or other documents would not have, individually or in the aggregate, a Partnership Material Adverse Effect. All Partnership Permits are valid and in full force and effect and are not subject to any pending administrative or judicial proceeding that would, if determined in a manner adverse to the Partnership or the Partnership Subsidiaries, result in the adverse modification, suspension, termination, cancellation or revocation thereof, except where the failure to be in full force and effect or any modification, suspension, termination or cancellation or revocation thereof would not have, individually or in the aggregate, a Partnership Material Adverse Effect. The Partnership and each of the Partnership Subsidiaries are in compliance with the terms and requirements of all Partnership Permits, except where the failure to be in compliance would not have, individually or in the aggregate, a Partnership Material Adverse Effect. As of the entry into this Agreement, to the knowledge of the Partnership, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of the Partnership or any of the Partnership Subsidiaries under, any Partnership Permit, or has caused (or would cause) an applicable Governmental Authority to fail to or refuse to issue, renew or extend any Partnership Permit (in each case, with or without notice or lapse of time or both), except for such violations, breaches, defaults, losses, accelerations or failures that would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

(c) Without limiting the generality of Section 3.8(a), the Partnership, each of the Partnership Subsidiaries, and, to the knowledge of the Partnership, each joint interest owner, consultant, agent, or representative of any of the foregoing (in their respective capacities as such), (i) has not violated the U.S. Foreign Corrupt Practices Act (the “FCPA”), or any other U.S. or foreign anti-bribery, anti-corruption, or anti-money laundering Laws that are applicable to the Partnership or the Partnership Subsidiaries; (ii) has not been given written notice by any Governmental Authority of any facts which, if true, would constitute a violation of the FCPA or any other U.S. or foreign anti-bribery, anti-corruption, or anti-money laundering Laws by any such person; and (iii) to the knowledge of the Partnership, is not being (and has not been) investigated by any Governmental Authority, except, in the case of each of clauses (i), (ii) and (iii), as would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

Section 3.9 Environmental Laws and Regulations.

(a) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect:

(i) as of the entry into this Agreement, there are no investigations, actions, suits or proceedings (whether administrative or judicial) pending, or to the knowledge of the Partnership, threatened against the Partnership or any of the Partnership Subsidiaries or any person or entity whose liability the Partnership or any of the Partnership Subsidiaries has retained or assumed either contractually or by operation of law, alleging non-compliance with or other liability under any Environmental Law;

(ii) the Partnership and the Partnership Subsidiaries are, and except for matters that have been fully resolved with the applicable Governmental Authority, since January 1, 2021 have been, in compliance with all Environmental Laws, which compliance includes and has included obtaining, maintaining and complying with all Partnership Permits required pursuant to Environmental Laws;

(iii) to the knowledge of the Partnership, there has been no release, treatment, generation, storage, disposal or arrangement for the disposal, transportation, handling of, exposure to, or operation of any facility contaminated by, any Hazardous Materials, including at any real property currently owned, leased or operated by the Partnership or any Partnership Subsidiary or formerly owned, leased or operated by the Partnership or any Partnership Subsidiary that has given rise or would reasonably be expected to give rise to the Partnership or any of the Partnership Subsidiaries incurring any remedial obligation or corrective action requirement or other liabilities under applicable Environmental Law;

(iv) the Partnership is not party to any order, judgment, injunction or decree that imposes any obligations on the Partnership or any of the Partnership Subsidiaries under any Environmental Law, and neither the Partnership nor any of the Partnership Subsidiaries have received any notice, report, order, directive or other information relating to a violation of, or liability under, Environmental Law;

(v) there have been no ruptures, releases or explosions in the Partnership’s Systems resulting in claims for personal injury, loss of life or material property damage, except to the extent such ruptures, releases or explosions have been fully and finally resolved;

(vi) the Partnership has not ceased operations at or otherwise abandoned or decommissioned any pipelines except to the extent there are no outstanding closure requirements under Environmental Law for which adequate reserves have not been established; and

(vii) neither the Partnership nor any of the Partnership Subsidiaries have expressly assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to the liability of any other person under Environmental Law.

(b) To the knowledge of the Partnership, the Partnership and the Partnership Subsidiaries have made available to Parent a list of all ongoing material remediation, in each case in its possession, custody or reasonable control accessible to senior management of the Partnership Managing GP without substantial burden, to the extent such non-compliance or remediation activities expressly relates to material liabilities (excluding any such matters with respect to businesses, assets or properties previously transferred to Parent or any of its affiliates).

Section 3.10 Employee Benefit Plans.

(a) Section 3.10(a) of the Partnership Disclosure Schedule lists all material Partnership Benefit Plans in effect as of the entry into this Agreement. With respect to each material Partnership Benefit Plan, the Partnership has made available to Parent or its Representatives complete and accurate copies of (i) such Partnership Benefit Plan, including any amendments thereto, (ii) a written description of any such Partnership Benefit Plan if such plan is not set forth in a written document, (iii) each trust, insurance, annuity or other funding contract related thereto (if any), (iv) the most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto (if any), (v) the most recent actuarial or other valuation reports prepared with respect to any “defined benefit plan” (as defined in Section 3(35) of ERISA) or other similar pension plans, (vi) the most recent Internal Revenue Service determination, opinion or advisory letter (if any), (vii) the two (2) most recent annual reports on Form 5500 required to be filed with the Internal Revenue Service with respect thereto (if any), (viii) the most recent summary plan description provided to participants, including all summaries of material modifications thereto, and (ix) all material or non-routine correspondence to or from any Governmental Authority received in the last three (3) years with respect to any such Partnership Benefit Plan.

(b) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, (i) each Partnership Benefit Plan (and any related trust or other funding vehicle) has been established, maintained, operated, funded and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto, (ii) all contributions, reimbursements, distributions and premium payments required to be made under the terms of any Partnership Benefit Plan have been timely made or, if not yet due, have been properly accrued and reflected in the Partnership’s financial statements in accordance with GAAP, (iii) each of the Partnership and the Partnership Subsidiaries is in compliance with ERISA, the Code and all other Laws applicable to Partnership Benefit Plans, (iv) there has been no “prohibited transaction” as such term is defined in Section 4975 of the Code or Section 406 of ERISA or breach of fiduciary duty (as determined under ERISA) with respect to any Partnership Benefit Plan and (v) neither the Partnership nor any of the Partnership Subsidiaries has incurred (whether or not assessed) any penalty or Tax under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code and no circumstances exist or events have occurred that could result in the imposition of any such penalties or Taxes. Any Partnership Benefit Plan intended to be qualified under Section 401(a) of the Code has received a current favorable determination letter or equivalent opinion or advisory letter from the Internal Revenue Service, and the Partnership has made available to Parent a copy of the most recent such letter for each such Partnership Benefit Plan and nothing has occurred that would reasonably be expected to adversely affect such qualification or result in the imposition of a material Tax. No event has occurred, and to the Partnership’s knowledge, no condition exists that would, by reason of the Partnership’s affiliation with any of its ERISA Affiliates, subject the Partnership or any of the Partnership Subsidiaries to any material Tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other Laws.

(c) No Partnership Benefit Plan provides and neither the Partnership nor any of the Partnership Subsidiaries maintains, contributes to or is required to contribute to any Benefit Plan which provides for, or otherwise has any current or contingent liability or obligation to provide, retiree, post-employment or post-termination health, medical, life or other welfare benefits to any person, beyond the period required by the continuation coverage requirements of Section 601 et seq. of ERISA or Section 4980B of the Code or similar state Law for which the covered person pays the full premium cost of coverage.

(d) No Partnership Benefit Plan is, and none of the Partnership, any of the Partnership Subsidiaries or any ERISA Affiliate sponsors, maintains, contributes to or is required to contribute to, or has any current or contingent liability or obligation with respect to, a “multiemployer plan” (as defined in Section 3(37) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)).

(e) None of the Partnership Benefit Plans is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), a “multiple employer plan” (as defined in Section 413(c) of the Code) or a voluntary employees’ beneficiary association under Section 501(c)(9) of the Code. No assets of the Partnership or any of the Partnership Subsidiaries are allocated to or held in a “rabbi trust” or similar funding vehicle.

(f) With respect to any Partnership Benefit Plan subject to Title IV of ERISA or Section 412 of the Code (other than any “multiemployer plan” within the meaning of Section 3(37) of ERISA) to which the Partnership, the Partnership Subsidiaries or any of their respective ERISA Affiliates has any liability or contributes to: (i) no liability under Title IV of ERISA has been incurred that is due or pending and that has not been satisfied in full and no condition exists that is likely to cause the Partnership, the Partnership Subsidiaries or any of their respective ERISA Affiliates to incur liability thereunder, other than liability for premiums due to the Pension Benefit Guaranty Corporation (“PBGC”) (which premiums have been paid when due), (ii) no failure to satisfy the “minimum funding standards” within the meaning of Section 302 of ERISA and Section 412 of the Code (whether or not waived) has occurred, (iii) no “reportable event” (as defined in Section 4043(c) of ERISA), whether or not waived, has occurred or is reasonably expected to result, (iv) all contributions required to be made to any such plan have been timely made, (v) there has been no determination that any such plan is, or is expected to be, in “at risk” status (within the meaning of Section 303 of ERISA), and (vi) no notice from the PBGC relating to the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the transaction contemplated herein has been received.

(g) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, each Partnership Benefit Plan and any award thereunder that constitutes non-qualified deferred compensation under Section 409A of the Code has been operated and documented in all material respects in compliance with Section 409A of the Code. No director, officer, employee or service provider of the Partnership or its affiliates is entitled to a gross-up, make-whole, reimbursement or indemnification payment with respect to taxes imposed under Section 409A or Section 4999 of the Code.

(h) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, with respect to each Partnership Benefit Plan that is subject to the Laws of a jurisdiction other than the United States (each, a “Foreign Plan”): (i) each Foreign Plan has been established, maintained and administered in all material respects in accordance with its terms and applicable Laws, and if intended to qualify for special tax treatment, meets all the requirements for such treatment; (ii) all employer and employee contributions to each Foreign Plan required by its terms or by applicable Law have been made or, if applicable, accrued in accordance with generally accepted accounting practices in the applicable jurisdiction and any other payments (including insurance premiums) otherwise due in respect of a Foreign Plan have been paid in full; (iii) no Foreign Plan is a defined benefit plan and the fair market value of the assets of each funded Foreign Plan, the liability of each insurer for any Foreign Plan funded through insurance or the book reserve established for any Foreign Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Plan, and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations; and (iv) each Foreign Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

(i) There are no pending or, to the Partnership’s knowledge, threatened, material claims, actions, suits, audits, proceedings, investigations, litigations, inquiries or other disputes by or on behalf of any Partnership Benefit Plan, by any employee or beneficiary covered under any Partnership Benefit Plan or otherwise involving or relating to any Partnership Benefit Plan (other than routine claims for benefits). To the Partnership’s knowledge, no facts or circumstances exist that could reasonably be expected to give rise to any such material actions, suits, audits, proceedings, investigations, litigations, inquires or other disputes described in the immediately preceding sentence.

(j) Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement would, either alone or in combination with another event, (i) entitle any current or former employee, consultant, officer or other individual service provider of the Partnership or any of the Partnership Subsidiaries to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation or benefits due any such employee, consultant, officer or other individual service provider, (iii) trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits, (iv) trigger any other material obligation, benefit (including loan forgiveness), requirement or restriction pursuant to any Partnership Benefit Plan, or (v) result in any payment or benefit to any current or former employee, director or other individual service provider of the Partnership or any Subsidiary of the Partnership who is a “disqualified individual” within the meaning of Section 280G of the Code would reasonably be expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the transactions contemplated by this Agreement.

Section 3.11 Absence of Certain Changes or Events. From the Balance Sheet Date through the entry into this Agreement, there has not been any event, change, effect, development or occurrence that has had, individually or in the aggregate, a Partnership Material Adverse Effect.

Section 3.12 Information Supplied. None of the information to be supplied by or on behalf of the Partnership specifically for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Units in the Merger (which will include the Proxy Statement/Prospectus, and including any amendments or supplements, the “Form S-4”) will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the Proxy Statement/Prospectus will, on the date it is first mailed to the holders of Partnership Common Units and at the time of the Partnership Unitholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing provisions of this Section 3.12, no representation or warranty is made by the Partnership, the Partnership GP or the Partnership Managing GP with respect to information supplied by or on behalf of Parent or any of its affiliates for inclusion or incorporation by reference therein.

Section 3.13 Regulatory Matters.

(a) Except as would not, individually or in the aggregate, have a Partnership Material Adverse Effect, none of the Partnership or the Partnership Subsidiaries (i) is a natural gas company under the Natural Gas Act, 15 U.S.C. §§ 717-717W, and the regulations promulgated by the Federal Energy Regulatory Commission (“FERC”) thereunder (“NGA”), or a utility, gas service company, gas company, or any similar entity however described under the laws of any state or local jurisdiction and the regulations promulgated thereunder, (ii) is subject to regulation by FERC under the Natural Gas Policy Act of 1978, 15 U.S.C. §§ 3302-3432, and regulations promulgated by the FERC thereunder (“NGPA”) and (iii) is a holding company or a public-utility company as defined in the Public Utility Holding Company Act of 2005, 42 U.S.C. §§ 16451-16453, and the regulations promulgated by the FERC thereunder (“PUHCA”).

(b) Except as would not, individually or in the aggregate, have a Partnership Material Adverse Effect, all filings required to be made by the Partnership or any of the Partnership Subsidiaries during the three (3) years preceding the entry into this Agreement, with the FERC under the NGA, the Interstate Commerce Act implemented by the FERC pursuant to 49 U.S.C. § 60502 and the regulations promulgated by the FERC thereunder (“ICA”), PUHCA, the Department of Energy, the Federal Communications Commission (the “FCC”), or any applicable state public utility commission or department, as the case may be, have been made, including all forms, statements, reports, notices, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs and related documents, and all such filings complied, as of their respective dates, and, as amended or supplemented, with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder.

Section 3.14 Tax Matters. Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect:

(a) all Tax Returns that were required to be filed by the Partnership or any of the Partnership Subsidiaries have been duly and timely filed (taking into account valid extensions), and all such Tax Returns are complete and accurate;

(b) all Taxes required to be paid or withheld and paid over to the applicable Governmental Authority by the Partnership or any of the Partnership Subsidiaries that are or have become due have been timely paid in full or an adequate reserve for the payment of such Taxes has been established;

(c) there are no Liens for Taxes (other than Partnership Permitted Liens) on any of the assets of the Partnership or any of the Partnership Subsidiaries;

(d) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes of the Partnership or any of the Partnership Subsidiaries;

(e) there is no written claim against the Partnership or any of the Partnership Subsidiaries for any Taxes, and no assessment, deficiency or adjustment has been asserted, proposed or threatened in writing with respect to any Tax Return of the Partnership or any of the Partnership Subsidiaries that has not been fully resolved;

(f) in the past three (3) Tax years, no written claim that has not been fully resolved has been made by a Governmental Authority in a jurisdiction where the Partnership or any of the Partnership Subsidiaries does not file a Tax Return that the Partnership or such Partnership Subsidiary is or may be subject to taxation in that jurisdiction in respect of Taxes that would be covered by or the subject of such Tax Return;

(g) there is not in force any extension of time (other than customary extensions) with respect to the due date for the filing of any Tax Return of the Partnership or any of the Partnership Subsidiaries or any waiver or agreement for any extension of time for the assessment or payment of any Tax of the Partnership or any of the Partnership Subsidiaries, in each case, other than automatic or automatically granted extensions or waivers;

(h) none of the Partnership or any of the Partnership Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any accounting method change or adjustments under Section 482 of the Code made prior to the Closing, any closing agreement with respect to Taxes with any Governmental Authority filed or entered into prior to the Closing, any prepaid amount received or deferred revenue amount accrued prior to the Closing, or installment sale or open transaction entered into prior to the Closing;

(i) none of the Partnership or any of the Partnership Subsidiaries is a party to a Tax allocation or sharing agreement (other than (i) ordinary course commercial agreements not primarily related to Taxes or (ii) any agreement solely among or between the Partnership and/or any of the Partnership Subsidiaries);

(j) none of the Partnership or any of the Partnership Subsidiaries has been a member of an affiliated, combined, consolidated, unitary or similar group with respect to Taxes (including any affiliated group within the meaning of Section 1504 of the Code and any similar group under state, local or non-U.S. law), other than any group of which the Partnership or any of the Partnership Subsidiaries is the common parent, or has any liability for the Taxes of any person (other than the Partnership or any of the Partnership Subsidiaries) as a transferee or successor;

(k) none of the Partnership or any of the Partnership Subsidiaries was a “distributing corporation” or “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the past three (3) years;

(l) none of the Partnership or any of the Partnership Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4;

(m) the Partnership is properly classified as a partnership for U.S. federal income tax purposes, and not as an association or a publicly traded partnership taxable as a corporation under Section 7704 of the Code, and has been properly treated as such since its formation;

(n) each Partnership Subsidiary is, and has been since its formation, properly classified as a partnership or disregarded entity for U.S. federal income tax purposes;

(o) the Partnership and each of the Partnership Subsidiaries that is classified as a partnership for U.S. federal income tax purposes has in effect a valid election under Section 754 of the Code; and

(p) none of the Partnership, the Partnership GP or Partnership Managing GP is aware of the existence of any fact, or has taken or agreed to take any action, that could reasonably be expected to prevent or impede the Merger from properly being treated in accordance with the Intended Tax Treatment for U.S. federal income tax purposes.

Section 3.15 Employment and Labor Matters.

(a) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, (i) there are no, and for the past three (3) years, there have not been any, actions, claims, suits, arbitrations, charges, inquiries, audits investigations, proceedings, subpoenas, civil investigative demands or other requests for information relating to potential violations of Law pending (or, to the knowledge of the Partnership, threatened) against or affecting the Partnership or any of the Partnership Subsidiaries relating to employees of the Partnership or the Partnership Subsidiaries (each such employee, a “Partnership Employee”) before any Governmental Authority; and (ii) no judgment, consent decree, conciliation agreement, or arbitration award imposes continuing remedial obligations or otherwise limits or affects the Partnership’s or the Partnership Subsidiaries’ ability to manage the Partnership Employees, service providers, or job applicants.

(b) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, (i) Section 3.15(b)(i) of the Partnership Disclosure Schedule lists all Labor Agreements in effect as of the date of the entry into this Agreement, (ii) no material Labor Agreements aside from those listed on Section 3.15(b)(i) of the Partnership Disclosure Schedule are presently being negotiated by the Partnership or any of the Partnership Subsidiaries, (iii) there are no existing or, to the knowledge of the Partnership, threatened strikes or lockouts with respect to any Partnership Employees, (iv) to the knowledge of the Partnership, there is no union organizing effort pending or threatened against the Partnership or any of the Partnership Subsidiaries, (v) there is no material unfair labor practice charge, labor dispute or labor arbitration proceeding pending or, to the knowledge of the Partnership, threatened with respect to Partnership Employees and (vi) there is no material, concerted slowdown or work stoppage in effect or, to the knowledge of the Partnership, threatened with respect to Partnership Employees.

(c) Except for such matters that would not, individually or in the aggregate, have a Partnership Material Adverse Effect, the Partnership and the Partnership Subsidiaries are, and for the past three (3) years have been, in compliance with all applicable Laws respecting labor, employment and employment practices, including terms and conditions of employment, wages and hours (including all applicable Laws respecting classification of service providers as employees and independent contractors and classification of exempt and non-exempt employees), occupational safety and health, whistleblowing, immigration, disability rights and benefits, equal opportunity, affirmative action, non-discrimination, government contracting and subcontracting regulations, plant closures and layoffs, child labor, COVID-19, collective bargaining and labor relations, employee leave issues, workers’ compensation and unemployment insurance.

(d) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, since January 1, 2021, neither the Partnership nor any Partnership Subsidiaries has implemented any plant closing or layoff of employees implicating the Worker Adjustment and Retraining Notification Act of 1998, as amended, or similar Laws (collectively, the “WARN Act”) for which the applicable requirements of the WARN Act were not satisfied, nor is there presently any outstanding liability under the WARN Act.

(e) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, neither the Partnership nor any Partnership Subsidiaries have any material liability for (i) any unpaid wages, salaries, wage premiums, commissions, bonuses, fees, or other compensation to their current or former employees and independent contractors under applicable Law, contract or company policy; or (ii) any fines, Taxes, interest, or other penalties for any failure to pay or delinquency in paying such compensation.

(f) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, in the three (3)-year period preceding the date of this Agreement, (i) no material allegations of sexual harassment or sexual misconduct have been made against any current or former officer or executive of the Partnership or any of the Partnership Subsidiaries in connection with their services to the Partnership or any Partnership Subsidiaries, and (ii) neither the Partnership nor any of the Partnership Subsidiaries has entered into or executed any settlement agreements related to allegations of sexual harassment or sexual misconduct by an officer or executive.

Section 3.16 Intellectual Property.

(a) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, either the Partnership or a Partnership Subsidiary (i) is the sole and exclusive owner of all right, title and interest in and to all Partnership Intellectual Property and (ii) has valid and enforceable rights, pursuant to a valid written contract, to use all Partnership Licensed Intellectual Property as the same is used for the conduct of the respective business of the Partnership and the Partnership Subsidiaries currently conducted, in each case (i) and (ii), free and clear of all Liens (other than Partnership Permitted Liens). Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, the Partnership Intellectual Property and such Partnership Licensed Intellectual Property collectively constitute all material Intellectual Property necessary and sufficient for the conduct of the respective business of the Partnership and the Partnership Subsidiaries as currently conducted. Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, (A) as of the entry into this Agreement, there are no pending or threatened claims by any person alleging infringement, misappropriation or other violation by the Partnership or any of the Partnership Subsidiaries of any Intellectual Property of any person, or challenging the ownership, use, validity or enforceability of any Partnership Intellectual Property, (B) the conduct of the respective business of the Partnership and the Partnership Subsidiaries has not infringed, misappropriated or otherwise violated, and does not infringe, misappropriate or otherwise violate, any Intellectual Property of any person, (C) as of the entry into this Agreement, neither the Partnership nor any of the Partnership Subsidiaries has made any claim of infringement, misappropriation, or other violation by any person of the Partnership’s or any of the Partnership Subsidiaries’ rights to or in connection with any Partnership Intellectual Property, (D) to the knowledge of the Partnership, no person has infringed, misappropriated, or otherwise violated, or is infringing, misappropriating or otherwise violating, any Partnership Intellectual Property, and (E) the Partnership and each of the Partnership Subsidiaries take and have taken commercially reasonable measures to protect the confidentiality and value of all Trade Secrets included in the Partnership Intellectual Property and Partnership Licensed Intellectual Property.

(b) Neither the Partnership nor any of the Partnership Subsidiaries own any proprietary software that is material to the conduct of the respective business of the Partnership and the Partnership Subsidiaries as currently conducted.

Section 3.17 Data Privacy.

(a) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, the Partnership and the Partnership Subsidiaries and, to the knowledge of the Partnership, any person acting for or on behalf of the Partnership and the Partnership Subsidiaries: (i) are and have been in compliance with all Privacy Requirements, and (ii) as of the entry into this Agreement, neither the Partnership nor any of the Partnership Subsidiaries has received any notice of any claims, charges, investigations or regulatory inquiries related to or alleging the violation of any Privacy Requirements since January 1, 2021. Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, to the knowledge of the Partnership, there have been no security breaches, unauthorized access to, use or disclosure of or other adverse events or incidents related to any Personal Information in the possession or under the control of, or otherwise Processed by, the Partnership or any of the Partnership Subsidiaries.

(b) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, the Partnership and the Partnership Subsidiaries have (i) implemented commercially reasonable measures, at least consistent with industry standards, designed to protect the confidentiality, integrity and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby) and all Personal Information and other confidential data in their possession or under their control, including against loss, theft, misuse or unauthorized access, use, modification, alteration, destruction or disclosure; (ii) taken reasonable steps to ensure that any third party with access to any Personal Information collected by or on behalf of the Partnership or any of the Partnership Subsidiaries has implemented and maintains the same (taking into account the nature of the Partnership’s and the Partnership Subsidiaries’ businesses and industry); (iii) conducted commercially reasonable privacy and data security testing or audits and resolved or remediated any privacy or data security issues or vulnerabilities identified; and (iv) implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures, as well as a commercially reasonable business continuity plan.

Section 3.18 Real Property.

(a) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, (i) either the Partnership or a Partnership Subsidiary has good, valid and marketable fee simple title to each and all real property owned by the Partnership or any Partnership Subsidiary (such owned real property collectively, the “Partnership Owned Real Property”) and, to the knowledge of the Partnership, there are no outstanding options, rights of first refusal, rights of offer, ownership or use, or other contractual rights in favor of any other party to purchase, acquire, sell, assign or dispose of any Partnership Owned Real Property or any portion thereof or interest therein, and (ii) either the Partnership or a Partnership Subsidiary has a good, valid and enforceable leasehold interest in each and all leases, subleases and other agreements under which the Partnership or any of the Partnership Subsidiaries uses or occupies or has the right to use or occupy any real property (any property subject to such leases, subleases or other agreements, the “Partnership Leased Real Property” and, together with the Partnership Owned Real Property, the “Partnership Real Property” and such leases, subleases and other agreements, the “Partnership Real Property Leases”), in each case, free and clear of all Liens other than any Partnership Permitted Liens. Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, (A) each Partnership Real Property Lease is valid, binding and in full force and effect and enforceable in accordance with its terms and conditions, subject to the Equitable Exceptions, (B) the Partnership and each of its Subsidiaries (as applicable) are in compliance with all terms and conditions of each Partnership Real Property Lease, (C) no uncured default, breach or violation of a material nature on the part of the Partnership or, if applicable, its Subsidiary exists under any Partnership Real Property Lease and no event has occurred or circumstance exists that, with the giving of notice, the passage of time, or both, would constitute a material breach, default or violation under a Partnership Real Property Lease, (D) the Partnership has not collaterally assigned or granted any other security interest in any Partnership Real Property Leases or any portion thereof or interest therein, and (E) to the knowledge of the Partnership, there are no disputes with respect to any such Partnership Real Property Lease.

(b) Except as would not, individually or in the aggregate, have a Partnership Material Adverse Effect: (i) each of the Partnership and the Partnership Subsidiaries has such Rights-of-Way that are necessary for the Partnership and the Partnership Subsidiaries to use, occupy and operate their respective assets and properties in the manner that such assets and properties are currently used and operated, and each such Right-of-Way is valid, enforceable and free and clear of all Liens (other than Partnership Permitted Liens); (ii) the Partnership and the Partnership Subsidiaries conduct their businesses in a manner that does not violate any such Rights-of-Way; (iii) the Partnership and the Partnership Subsidiaries have fulfilled and performed all of their obligations with respect to such Rights-of-Way; and (iv) neither the Partnership nor any of the Partnership Subsidiaries has received written notice of the occurrence of any ongoing event or circumstance that allows, or after the giving of notice or the passage of time, or both, would allow the revocation or termination of any Right-of-Way or would result in any impairment of the rights of the Partnership and the Partnership Subsidiaries in and to any such Rights-of-Way. Except as would not, individually or in the aggregate, have a Partnership Material Adverse Effect, all pipelines operated by the Partnership and the Partnership Subsidiaries have or are otherwise entitled to the benefits of all Rights-of-Way that are necessary for the Partnership and the Partnership Subsidiaries to use and operate their respective assets and properties in the manner that such assets and properties are currently used and operated, and there are no gaps (including any gap arising as a result of any breach by the Partnership or any of the Partnership Subsidiaries of the terms of any Rights-of-Way) in such Rights-of-Way that would prevent the Partnership and the Partnership Subsidiaries to use and operate their respective assets and properties in the manner that such assets and properties are currently used, occupied and operated.

Section 3.19 Insurance. As of the entry into this Agreement, except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, each insurance policies and self-insurance programs and arrangements of the Partnership and the Partnership Subsidiaries relating to their respective businesses, assets and operations are in full force and effect. Since January 1, 2021, except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, none of the Partnership or the Partnership Subsidiaries has received any notice or other communication regarding any actual or possible: (a) cancellation or invalidation of any insurance policy; (b) refusal of any coverage or rejection of any claim under any insurance policy; or (c) adjustment in the amount of the premiums payable with respect to any material insurance policy.

Section 3.20 Opinion of Financial Advisor. The Partnership Managing GP Board has received the opinion of the Partnership Financial Advisor to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Exchange Ratio and the Special Distribution to be offered to the holders of Partnership Common Units (other than holders of Excluded Units) in the transactions contemplated by this Agreement is fair to such holders. Promptly following the execution of this Agreement by all parties, the Partnership shall have furnished an accurate and complete copy of said opinion to Parent solely for informational purposes.

Section 3.21 Material Contracts.

(a) Section 3.21 of the Partnership Disclosure Schedule sets forth any contract (excluding any Partnership Benefit Plan) to which the Partnership or any Partnership Subsidiary is party or by which the Partnership or any Partnership Subsidiary is bound within the following categories and existing as of the entry into this Agreement (any of the following, “Partnership Material Contracts”):

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) any contract that (A) expressly imposes any material restriction on the right or ability of the Partnership or any of the Partnership Subsidiaries to compete with any other person or acquire or dispose of the securities of any other person or (B) contains an exclusivity or “most favored nation” clause that restricts the business of the Partnership or any of the Partnership Subsidiaries in a material manner;

(iii) each active contract with the top five (5) customers of the Partnership (taking into account the pipeline and storage businesses) (the “Top Partnership Pipeline/Storage Customers”), in their capacities as such, as measured by total revenues from the period from January 1, 2023 through September 30, 2023;

(iv) any contract under which the Partnership or any of the Partnership Subsidiaries has (A) created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) indebtedness for borrowed money or any guarantee of such indebtedness of the Partnership or any of the Partnership Subsidiaries, (B) granted a material Lien on any material assets, whether tangible or intangible, of the Partnership or any of the Partnership Subsidiaries to secure any indebtedness (excluding Partnership Permitted Liens) or (C) extended credit to any person (other than (x) intercompany loans and advances and (y) customer payments in terms in the ordinary course of business), in each case of clauses (A), (B) and (C), in an amount in excess of $50 million;

(v) any guarantee by the Partnership or any of the Partnership Subsidiaries of any obligation of any person that is not the Partnership or one of the Partnership Subsidiaries under any contract required to be set forth in Section 3.21(a)(iv) of the Partnership Disclosure Schedule;

(vi) any joint venture, partnership or limited liability company agreement or other similar contract relating to the formation, creation, operation, management or control of any joint venture;

(vii) any contract between the Partnership or any of the Partnership Subsidiaries, on the one hand, and any Partnership unitholder holding 5% or more of any class of issued and outstanding Partnership Units (in their capacity as such), on the other hand;

(viii) any contract that is a settlement, conciliation or similar agreement pursuant to which the Partnership or any of the Partnership Subsidiaries will have any material outstanding obligation after the Closing;

(ix) any contract expressly limiting or restricting the ability of the Partnership or any of the Partnership Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, limited liability company interests or other equity interests, as the case may be;

(x) any acquisition contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations, that could reasonably be expected to result in payments after the date hereof by the Partnership or any of the Partnership Subsidiaries in excess of $50 million;

(xi) any lease or sublease with respect to a Partnership Leased Real Property requiring payments by the Partnership or any Partnership Subsidiary in excess of $10 million in 2024 (in each case, excluding any easements);

(xii) except as would not be material to the Partnership and the Partnership Subsidiaries, taken as a whole, any contract providing for an indemnification of any officer, director or employee by the Partnership or any of the Partnership Subsidiaries with respect to service in such capacities, other than contracts entered into on substantially the same form as the Partnership’s standard forms.

(b) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect: (i) each Partnership Material Contract is valid and in full force and effect, and is enforceable in accordance with its terms, subject to the Equitable Exceptions; (ii) none of the Partnership nor any of the Partnership Subsidiaries have violated or breached, or committed any default under, any Partnership Material Contract; (iii) to the knowledge of the Partnership, no other party to any Partnership Material Contract has violated or breached, or committed any default under, any Partnership Material Contract; and (iv) since January 1, 2021, none of the Partnership nor any of the Partnership Subsidiaries have received any notice or other communication, whether or otherwise, regarding any actual or possible violation or breach of, or default under, any Partnership Material Contract.

(c) The Partnership and the Partnership Subsidiaries have made available to Parent an accurate and complete copy of each Partnership Material Contract.

Section 3.22 Related Party Transactions. Neither the Partnership nor any of its Subsidiaries are party to any transaction or arrangement with any (a) present executive officer or director of the Partnership or any Partnership Subsidiary, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of the Partnership Units or (c) affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing persons described in clauses (a) or (b) (but only, with respect to the persons in clause (b)), which, in each case, would be required to be disclosed by the Partnership pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

Section 3.23 Finders or Brokers. Except for Barclays Capital Inc. (the “Partnership Financial Advisor”), neither the Partnership nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Merger. The Partnership has made available to Parent complete and correct copies of all agreements under which any such fees, commissions or other amounts have been paid or may become payable and all indemnification and other agreements related to the engagement of the Partnership Financial Advisor (collectively, the “Partnership Financial Advisor Agreements”).

Section 3.24 State Takeover Statute. The action of the Partnership Managing GP Board in approving this Agreement and the transactions contemplated hereby is sufficient to render inapplicable to this Agreement and the transactions contemplated hereby any state takeover laws. There is no unitholder rights plan in effect, to which the Partnership or any Partnership Subsidiary is a party.

Section 3.25 Export Controls and Economic Sanctions.

(a) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect: (i) none of the Partnership, Partnership GP, Partnership Managing GP, any of their Subsidiaries, or, to the knowledge of the Partnership and solely to the extent relating to the businesses of the Partnership and the Partnership Subsidiaries, any of their respective owners, directors, officers or employees or has, since January 1, 2021, violated any applicable Export Control and Economic Sanctions Laws; (ii) none of the Partnership, Partnership GP, Partnership Managing GP, any of their Subsidiaries, or, to the knowledge of the Partnership and solely to the extent relating to the businesses of the Partnership and the Partnership Subsidiaries, any of their respective owners, directors, officers, or employees, is (A) a Sanctioned Party, (B) controlled by a Sanctioned Party, or (C) located in, organized under the Laws of, or resident in a Sanctioned Jurisdiction; and (iii) no proceeding by or before any Governmental Authority involving the Partnership, the Partnership GP, Partnership Managing GP or any of their Subsidiaries or, to the knowledge of the Partnership and solely to the extent relating to the businesses of the Partnership and the Partnership Subsidiaries, their respective directors, officers, employees, agents or Representatives relating to the Export Control and Economic Sanctions Laws is pending or, to the knowledge of the Partnership, threatened.

(b) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, to the extent that the Partnership’s activities are subject to Export Control and Economic Sanctions Laws, the Partnership has devised and maintained internal control systems and policies reasonably designed to detect and prevent violations of applicable Export Control and Economic Sanctions Laws.

Section 3.26 No Additional Representations; Non-Reliance.

(a) Each of the Partnership, Partnership GP and Partnership Managing GP acknowledges that neither Parent, the Parent GP nor Merger Sub makes any representation or warranty as to any matter whatsoever except as expressly set forth in Article IV or in any certificate delivered by Parent, the Parent GP or Merger Sub to the Partnership in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that neither Parent, the Parent GP nor Merger Sub makes any representation or warranty with respect to (i) any projections, estimates, forecasts, plans, results, prospects or budgets delivered or made available to the Partnership, the Partnership GP or Partnership Managing GP (or any of their respective affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Parent and its Subsidiaries or (ii) the future business and operations of Parent and its Subsidiaries, including as to the accuracy or completeness thereof and the reasonableness of the assumptions underlying such projections, estimates, forecasts, plans, results, prospects or budgets, and none of the Partnership, Partnership GP or Partnership Managing GP have relied on such information or any other representation or warranty not set forth in Article IV.

(b) Each of the Partnership, Partnership GP and Partnership Managing GP has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of Parent and its Subsidiaries and acknowledges that the Partnership, Partnership GP and Partnership Managing GP has been provided access for such purposes. Except for the representations and warranties expressly set forth in Article IV or the ET Support Agreement or in any certificate delivered by Parent, the Parent GP or Merger Sub to the Partnership in accordance with the terms hereof, in entering into this Agreement, each of the Partnership, Partnership GP and Partnership Managing GP has relied solely upon its independent investigation and analysis of Parent and its Subsidiaries, and acknowledges and agrees that they have not been induced by and have not relied upon any representations, warranties or statements, whether express or implied, or information supplied, made by Parent, its Subsidiaries, or any of their respective affiliates, unitholders, controlling persons or representatives (including with respect to the accuracy or completeness thereof) that are not expressly set forth in Article IV or the ET Support Agreement or in any certificate delivered by Parent, the Parent GP or Merger Sub to the Partnership, whether or not such representations, warranties or statements were made in writing or orally. Each of the Partnership, Partnership GP and Partnership Managing GP acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV or the ET Support Agreement or in any certificate delivered by Parent, the Parent GP or Merger Sub to the Partnership, (i) Parent, the Parent GP and Merger Sub do not make, and have not made, any representations or warranties relating to themselves or their businesses or otherwise in connection with the transactions contemplated hereby and the Partnership is not relying on any representation or warranty except for those expressly set forth in this Agreement, (ii) no person has been authorized by Parent, the Parent GP or Merger Sub to make any representation or warranty relating to themselves or their business or otherwise in connection with the transactions contemplated hereby, and if made, such representation or warranty must not be relied upon by the Partnership, Partnership GP or Partnership Managing GP as having been authorized by such party, and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to the Partnership or any of its Representatives are not and shall not be deemed to be or include representations or warranties.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT, THE PARENT GP AND MERGER SUB

Except as disclosed in (a) the Parent SEC Documents (excluding any disclosures set forth in any such Parent SEC Document under the heading “Risk Factors” or in any section relating to forward-looking statements in each case, other than historical facts set forth therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent or (b) subject to Section 8.11, the Parent Disclosure Schedule, Parent, the Parent GP and Merger Sub represent and warrant to the Partnership, Partnership GP and Partnership Managing GP as follows:

Section 4.1 Qualification, Organization.

(a) Each of Parent, the Parent GP and Merger Sub is a legal entity duly organized or formed, validly existing and in good standing under the Laws of its jurisdiction of organization or formation and has all requisite limited partnership, limited liability company or other applicable power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent, the Parent GP and Merger Sub is qualified to do business and is in good standing as a foreign entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Each of the Parent Organizational Documents is in full force and effect and there has been no material violation thereof by Parent.

(c) Since its date of formation, Merger Sub has not carried on any business or conducted any operations except in connection herewith and with the transactions contemplated hereby.

(d) Parent has made available to the Partnership a true and complete copy of (i) the Second Amended and Restated Certificate of Limited Partnership of Parent (the “Parent Certificate of Limited Partnership”), (ii) the First Amended and Restated Partnership Agreement of Limited Partnership of Parent (together with the amendments thereto, the “Parent Partnership Agreement”), (iii) the Certificate of Formation of the Parent GP, dated as of June 11, 2012 (together with the amendments thereto, the “Parent GP Certificate of Formation”) and (iv) the Amended and Restated Limited Liability Company Agreement of the Parent GP, dated as of September 25, 2012 (together with the amendments thereto, the “Parent GP LLC Agreement” and, together with the Parent Certificate of Limited Partnership, Parent Partnership Agreement and Parent GP Certificate of Formation, the “Parent Organizational Documents”) in each case, as amended through the entry into this Agreement.

Section 4.2 Equity Interests.

(a) As of the Capitalization Date, the issued and outstanding equity interests of Parent consisted of (i) 84,428,109 Parent Common Units, (ii) 16,410,780 Class C units representing limited partner interests in Parent (the “Parent Class C Units”), (iii) ET owns 100% of the Parent Incentive Distribution Rights, and (iv) the non-economic general partner interest (the “Parent GP Interest”), which is wholly owned by the Parent GP. As of the Capitalization Date, 7,609,336 Parent Common Units were issuable pursuant to employee and director equity plans of Parent (the “Parent Equity Plans”), of which amount 1,514,396 Parent Common Units were subject to outstanding awards under the Parent Equity Plans. All outstanding equity interests of Parent are, and will be once issued, duly authorized, validly issued, fully paid (to the extent required by the Parent Partnership Agreement) and, other than with respect to general partner interests, nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act or otherwise in the Delaware LP Act or under applicable Law) and free of preemptive rights (except as set forth in the Parent Partnership Agreement or under applicable Law).

(b) The Parent GP is the sole record and beneficial owner of the issued and outstanding Parent GP Interest and such interests have been duly authorized and validly issued in accordance with applicable Law and the Parent Organizational Documents. ET is the sole record and beneficial owner of the issued and outstanding limited liability company interests in the Parent GP and such interests have been duly authorized and validly issued in accordance with applicable Law and the Parent GP LLC Agreement. ET is the record and beneficial owner of all of the issued and outstanding Parent Incentive Distribution Rights.

(c) Except as set forth in Section 4.2(a) or for transactions solely among wholly owned Subsidiaries of Parent and/or Parent, there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which Parent is a party or other equity or equity-based incentive awards or phantom equity (i) obligating Parent to (A) issue, transfer, exchange, sell or register for sale any partnership interests or other equity interests of Parent or securities convertible into or exchangeable for such partnership interests or other equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such partnership interests or other equity interests, (D) fund or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or (E) make any payment to any person the value of which is derived from or calculated based on the value of the Parent Common Units or other equity interests of Parent, or (ii) granting any preemptive or antidilutive or similar rights with respect to the Parent Common Units. There are no outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the unitholders of Parent on any matter. There are no voting trusts or other agreements or understandings to which Parent is a party with respect to the voting or registration of the Parent Common Units or other equity interests of Parent. When issued pursuant to the terms hereof, all outstanding Parent Common Units constituting any part of the Merger Consideration will be duly authorized, validly issued, fully paid (to the extent required under the Parent Partnership Agreement) and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act) and free of preemptive rights (except as set forth in the Parent Partnership Agreement).

(d) As of the entry into this Agreement, all of the issued and outstanding limited liability company interests of Merger Sub are validly issued and outstanding. All of the issued and outstanding limited liability company interests of Merger Sub are, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub has no outstanding option, warrant, right or any other agreement or commitment pursuant to which any person other than Parent may acquire any equity security of Merger Sub.

Section 4.3 Subsidiaries.

(a) Section 4.3(a) of the Parent Disclosure Schedule lists all of Parent’s Subsidiaries (the “Parent Subsidiaries”) as of the entry into this Agreement, including each Parent Subsidiary’s jurisdiction of incorporation, formation or organization. Each of the Parent Subsidiaries is a legal entity duly organized or formed, validly existing and in good standing under the Laws of its jurisdiction of organization or formation, except as would not be material to Parent and the Parent Subsidiaries, taken as a whole. Each of the Parent Subsidiaries (i) has all requisite limited partnership, limited liability company or other applicable corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (ii) is qualified to do business and is in good standing as a foreign entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to have such power or authority, be so qualified or in good standing would not have, individually or in the aggregate, a Parent Material Adverse Effect. Each of the organizational documents of each Parent Subsidiary is in full force and effect and there has been no violation thereof by such Subsidiaries, except as would not be material to Parent and the Parent Subsidiaries, taken as a whole.

(b) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, Parent or a Parent Subsidiary owns, directly or indirectly, all of the issued and outstanding partnership interests, limited liability company interests or other equity interests of each wholly-owned Parent Subsidiary, free and clear of any preemptive rights and any Liens other than Parent Permitted Liens, and all of such partnership interests, limited liability company interests or other equity interests are duly authorized and validly issued and, if applicable, fully paid and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act, Sections 18-607 and 18-804 of the Delaware LLC Act or other similar Laws in any jurisdiction in which such Subsidiary is organized) and free of preemptive rights.

(c) Except for transactions solely among wholly owned Parent Subsidiaries and/or Parent and as would be material to Parent and the Parent Subsidiaries, taken as a whole, there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which Parent or any Parent Subsidiary is a party or other equity or equity-based incentive awards or phantom equity (i) obligating any Parent Subsidiary to (A) issue, transfer, exchange, sell or register for sale any partnership interests, limited liability company interests or other equity interests of such Parent Subsidiary or securities convertible into or exchangeable for such partnership interests, limited liability company interests or other equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such partnership interests, limited liability company interests or other equity interests, (D) fund or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Parent Subsidiary or (E) make any payment to any person the value of which is derived from or calculated based on the value of Parent Common Units or Parent Incentive Distribution Rights, or (ii) granting any preemptive or antidilutive or similar rights with respect to any security issued by the Parent Subsidiary.

(d) Except as would not be material to Parent and the Parent Subsidiaries, taken as a whole, and for partnership interests, limited liability company interests or other equity interests in the Parent Subsidiaries, neither Parent nor any Parent Subsidiary owns, directly or indirectly, any partnership interests, limited liability company interests or other equity interest in any person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any partnership interests, limited liability company interests or other equity interest in any person), or has any obligation to acquire any such partnership interests, limited liability company interests or other equity interest, security, right, agreement or commitment or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

Section 4.4 Authority; Noncontravention.

(a) Each of Parent, the Parent GP and Merger Sub has the requisite limited partnership or limited liability company power and authority, as applicable, to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery and performance of this Agreement and the ET Support Agreement and the consummation of the transactions contemplated hereby and thereby, including the Merger, have been duly and validly authorized by the Parent GP Board, and Parent, as the sole member of Merger Sub, and, no other entity or equity-holder proceedings on the part of Parent, the Parent GP, Merger Sub, ET or their respective equity holders or affiliates are necessary to authorize the consummation of the transactions contemplated hereby. The Parent GP Board has approved the execution and delivery of this Agreement and the transactions contemplated hereby, including the Merger and the issuance of Parent Common Units (the “Unit

Issuance”) in connection with the Merger. This Agreement and the ET Support Agreement has been duly and validly executed and delivered by Parent, the Parent GP, ET and Merger Sub, as applicable, and, assuming this Agreement and the ET Support Agreement constitutes the legal, valid and binding agreement of the Partnership, Partnership GP and Partnership Managing GP, as applicable, this Agreement and the ET Support Agreement constitutes the legal, valid and binding agreement of ET, the Parent GP, Parent and Merger Sub, as applicable, and is enforceable against ET, the Parent GP, Parent and Merger Sub, as applicable, in accordance with its terms, subject to the Equitable Exceptions.

(b) Other than in connection with or in compliance with (i) the Delaware LP Act, (ii) the Delaware LLC Act, (iii) the Exchange Act, (iv) the Securities Act, (v) applicable state securities, takeover and “blue sky” laws, (vi) the filing of the Certificate of Merger with the Delaware Secretary of State, (vii) the rules and regulations of the NYSE, (viii) the HSR Act and any other applicable Antitrust Laws, (ix) the approvals set forth in Section 4.4(b) of the Parent Disclosure Schedule and (x) the rules and regulations of the SEC in connection with the filing with the SEC of the Form S-4 (collectively, the “Parent Approvals”), and, subject to the accuracy of the representations and warranties of the Partnership, Partnership GP and Partnership Managing GP in Section 3.4(b), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Authority is necessary, under applicable Law, for the consummation by Parent, the Parent GP or Merger Sub of the transactions contemplated by this Agreement, except for such authorizations, consents, orders, licenses, permits, approvals or filings that are not required to be obtained or made prior to consummation of such transactions or that, if not obtained or made, would not materially impede or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement or have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) The execution, delivery and performance by Parent, the Parent GP and Merger Sub of this Agreement do not and, assuming the Parent Approvals are obtained, the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any loss, or suspension, limitation or impairment of any right of Parent or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under any Parent Material Contract or result in the creation of any Lien other than Parent Permitted Liens, in each case, upon any of the properties or assets of Parent or any of its Subsidiaries, (ii) conflict with or result in any violation of any of the Parent Organizational Documents or provision of the agreement of limited partnership, limited liability company agreement, certificate of incorporation or bylaws or other equivalent organizational document, in each case as amended or restated, of Parent, the Parent GP or any of the Parent Subsidiaries (except as would not be material to Parent, the Parent GP and the Parent Subsidiaries, taken as a whole) or (iii) conflict with or violate any applicable Laws, except in the case of clauses (i) and (iii) for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellation, accelerations, or Liens as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.5 Reports and Financial Statements.

(a) Parent has filed or made available all forms, documents, reports, schedules, certifications, prospectuses, registration and other statements required to be filed or furnished by it with the SEC since January 1, 2021 (collectively with all such documents and reports filed on a voluntary basis on Form 8-K since January 1, 2021, in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Parent SEC Documents”). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the entry into this Agreement, then on the date of such filing), except as would not have, individually or in the aggregate, a Parent Material Adverse Effect: (i) each of the Parent SEC Documents complied as to form with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected: (A) in the case of Parent SEC Documents filed or furnished prior to the entry into this Agreement that were amended or superseded on or prior to the entry into this Agreement, by the filing or furnishing of the applicable amending or superseding Parent SEC Documents; and (B) in the case of Parent SEC Documents filed or furnished after the entry into this Agreement that are amended or superseded prior to the Effective Time, by the filing or furnishing of the applicable amending or superseding Parent SEC Documents. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, the certifications and statements relating to Parent SEC Documents required by: (1) Rule 13a-14 or Rule 15d-14 under the Exchange Act; (2) Section 302 or 906 of the Sarbanes-Oxley Act; or (3) any other applicable Law (collectively, the “Parent Certifications”), are accurate and complete, and comply as to form and content with all applicable Laws. As of the entry into this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Parent SEC Documents and, to the knowledge of Parent, none of the Parent SEC Documents is the subject of ongoing SEC review or investigation.

(b) Except as would not be material to Parent and the Parent Subsidiaries, taken as a whole, since January 1, 2021, Parent has maintained a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) reasonably designed to provide reasonable assurances: (i) that records are maintained that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the Parent; (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent are being made only in accordance with the authorizations of management and directors of Parent and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent properties or assets that could have a material effect on Parent’s financial statements.

(c) Except as would not be material to Parent and the Parent Subsidiaries, taken as a whole, since January 1, 2021, Parent has maintained a system of “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) reasonably designed to ensure that all material information concerning Parent is made known on a timely basis to the individuals responsible for the preparation of Parent filings with the SEC and other public disclosure documents, and otherwise ensure that information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules, to allow timely decisions regarding required disclosure and to make the Parent Certifications.

(d) Parent’s management has completed an assessment of the effectiveness of Parent’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2022, and such assessment concluded that such controls were effective and Parent’s independent registered accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that Parent maintained effective internal control over financial reporting as of December 31, 2022. Based on its most recent evaluation of internal controls over financial reporting prior to the entry into this Agreement, management of Parent has disclosed to Parent’s auditors and the audit committee of the Parent GP Board any: (A) “significant deficiency” in the internal controls over financial reporting of Parent, (B) “material weakness” in the internal controls over financial reporting of Parent or (C) fraud, whether or not material, that involves management or other employees of Parent who have a role in the internal controls over financial reporting of Parent.

(e) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, the financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments); and (iii) fairly present in all material respects the consolidated financial position of Parent as of the respective dates thereof and the consolidated results of operations and cash flows of Parent for the periods covered thereby. Except as have been described in the Parent SEC Documents, as of the entry into this Agreement, there are no unconsolidated Subsidiaries of Parent or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K.

(f) Parent is in compliance in all material respects with the applicable listing requirements of the NYSE, and has not since January 1, 2021, received any written (or, to the knowledge of Parent, oral) notice asserting any non-compliance with the listing requirements of NYSE.

Section 4.6 No Undisclosed Liabilities. Except (a) as reflected or reserved against in Parent’s consolidated balance sheet as of the Balance Sheet Date included in the Parent SEC Documents, (b) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated by this Agreement or in connection with obligations under existing contracts or applicable Law, and (c) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business, neither Parent nor any Subsidiary of Parent has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, either matured or unmatured, that would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its consolidated Subsidiaries, other than those that would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.7 Compliance with Law; Permits.

(a) Since January 1, 2021, Parent and its Subsidiaries are in compliance with, and are not in default under or in violation of, any applicable Law, except where such non-compliance, default or violation would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Authorities, and have filed all tariffs, reports, notices and other documents with all Governmental Authorities necessary for Parent and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits or to have filed such tariffs, reports, notices or other documents would not have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are valid and in full force and effect and are not subject to any pending administrative or judicial proceeding that would, if determined in a manner adverse to the Parent or the Parent Subsidiaries, result in the adverse modification, suspension, termination, cancellation or revocation thereof, except where the failure to be in full force and effect or any modification, suspension, termination or cancellation or revocation thereof would not have, individually or in the aggregate, a Parent Material Adverse Effect. Parent is, and each of its Subsidiaries is, in compliance with the terms and requirements of such Parent Permits, except where the failure to be in compliance would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Without limiting the generality of Section 4.7(a), Parent, each of the Parent Subsidiaries, and, to the knowledge of Parent, each joint interest owner, consultant, agent, or representative of any of the foregoing (in their respective capacities as such), (i) has not violated the FCPA or any other U.S. or foreign anti-bribery, anti-corruption, or anti-money laundering Laws that are applicable to Parent or the Parent Subsidiaries; (ii) has not been given written notice by any Governmental Authority of any facts which, if true, would constitute a violation of the FCPA or any other U.S. or foreign anti-bribery, anti-corruption, or anti-money laundering Laws by any such person; and (iii) to the knowledge of Parent, is not being (and has not been) investigated by any Governmental Authority, except, in the case of each of clauses (i), (ii) and (iii), as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.8 Environmental Laws and Regulations. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) as of the entry into this Agreement, there are no investigations, actions, suits or proceedings (whether administrative or judicial) pending, or to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or any person or entity whose liability the Parent or any of its Subsidiaries has retained or assumed either contractually or by operation of law, alleging non-compliance with or other liability under any Environmental Law;

(b) Parent and its Subsidiaries are, and except for matters that have been fully resolved with the applicable Governmental Authority, since January 1, 2021 have been, in compliance with all Environmental Laws, which compliance includes and has included obtaining, maintaining and complying with all Parent Permits required pursuant to Environmental Laws;

(c) to the Knowledge of Parent, there has been no release, treatment, generation, storage, disposal or arrangement for the disposal, transportation, handling of, exposure to, or operation of any facility contaminated by, any Hazardous Materials, including at any real property currently owned, leased or operated by Parent or any Subsidiary of Parent or formerly owned, leased or operated by Parent or any Subsidiary of Parent that has given rise or would reasonably be expected to give rise to Parent or any Subsidiaries incurring any remedial obligation or corrective action requirement or other liabilities under applicable Environmental Law;

(d) Parent is not party to any order, judgment, injunction or decree that imposes any obligations on Parent or any of its Subsidiaries under any Environmental Law, and neither Parent nor any of its Subsidiaries have received any notice, report, order, directive or other information relating to a violation of, or liability under, Environmental Law;

(e) there have been no ruptures, releases or explosions in Parent’s Systems resulting in claims for personal injury, loss of life or material property damage, except to the extent such ruptures, releases or explosions have been fully and finally resolved;

(f) Parent has not ceased operations at or otherwise abandoned or decommissioned any pipelines except to the extent there are no outstanding closure requirements under Environmental Law for which adequate reserves have not been established; and

(g) neither Parent nor its Subsidiaries have expressly assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to the liability of any other person under Environmental Law.

Section 4.9 Absence of Certain Changes or Events. From the Balance Sheet Date through the entry into this Agreement, there has not been any event, change, effect, development or occurrence that has had, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.10 Legal Proceedings; Orders. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, as of the entry into this Agreement, (a) there is no pending legal proceeding and, to the knowledge of Parent, no person has threatened to commence any legal proceeding that involves Parent, Parent GP, or any Parent Subsidiary or any of the assets owned, leased or used by any of Parent, Parent GP, or any Parent Subsidiary and (b) there are no orders, judgments or decrees of, or before, any person against or affecting Parent, Parent GP or any Parent Subsidiary.

Section 4.11 Information Supplied. None of the information to be supplied by or on behalf of Parent specifically for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the

Proxy Statement/Prospectus will, on the date it is first mailed to the holders of Partnership Common Units and at the time of the Partnership Unitholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing provisions of this Section 4.11, no representation or warranty is made by Parent or Merger Sub with respect to information supplied by or on behalf of the Partnership, Partnership GP or Partnership Managing GP or any of their respective affiliates for inclusion or incorporation by reference therein.

Section 4.12 Regulatory Matters.

(a) Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, none of Parent or its Subsidiaries is, or has been in the past three years a holding company or a public-utility company as defined in PUHCA.

(b) Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, all filings required to be made by Parent or any of its Subsidiaries during the three (3) years preceding the entry into this Agreement, with the FERC under the NGA, NGPA, the ICA, the PUHCA, the Department of Energy, the FCC, or any applicable state public utility commission or department, as the case may be, have been made, including all forms, statements, reports, notices, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs and related documents, and all such filings complied, as of their respective dates, and, as amended or supplemented, with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder.

Section 4.13 Tax Matters. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) all Tax Returns that were required to be filed by Parent or any of its Subsidiaries have been duly and timely filed (taking into account valid extensions), and all such Tax Returns are complete and accurate;

(b) all Taxes required to be paid or withheld and paid over to the applicable Governmental Authority by Parent or any of its Subsidiaries that are or have become due have been timely paid in full or an adequate reserve for the payment of such Taxes has been established;

(c) there are no Liens for Taxes (other than Parent Permitted Liens) on any of the assets of Parent or any of its Subsidiaries;

(d) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes of Parent or any of its Subsidiaries;

(e) there is no written claim against Parent or any of its Subsidiaries for any Taxes, and no assessment, deficiency or adjustment has been asserted, proposed or threatened in writing with respect to any Tax Return of Parent or any of its Subsidiaries that has not been fully resolved;

(f) in the past three (3) Tax years, no written claim that has not been fully resolved has been made by a Governmental Authority in a jurisdiction where Parent or any of its Subsidiaries does not file a Tax Return that Parent or such Subsidiary is or may be subject to taxation in that jurisdiction in respect of Taxes that would be covered by or the subject of such Tax Return;

(g) there is not in force any extension of time (other than customary extensions) with respect to the due date for the filing of any Tax Return of Parent or any of the Parent Subsidiaries or any waiver or agreement for any extension of time for the assessment or payment of any Tax of Parent or any of the Parent Subsidiaries, in each case, other than automatic or automatically granted extensions or waivers;

(h) none of Parent or any of the Parent Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any accounting method change or adjustments under Section 482 made prior to the Closing, any closing agreement with respect to Taxes with any Governmental Authority filed or entered into prior to the Closing, any prepaid amount received or deferred revenue amount accrued prior to the Closing, or any installment sale or open transaction entered into prior to the Closing;

(i) none of Parent or any of its Subsidiaries is a party to a Tax allocation or sharing agreement (other than (i) ordinary course commercial agreements not primarily related to Taxes or (ii) any agreement solely among or between Parent or any of the Parent Subsidiaries);

(j) none of Parent or any of its Subsidiaries has been a member of an affiliated, combined, consolidated, unitary or similar group with respect to Taxes (including any affiliated group within the meaning of Section 1504 of the Code and any similar group under state, local or non-U.S. law), other than any group of which Parent or any of its Subsidiaries is the common parent, or has any liability for the Taxes of any person (other than Parent or any of its Subsidiaries) as a transferee or successor;

(k) none of Parent or any of its Subsidiaries was a “distributing corporation” or “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the past three (3) years;

(l) none of Parent or any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4;

(m) Parent is properly classified as a partnership for U.S. federal income tax purposes, and not as an association or a publicly traded partnership taxable as a corporation under Section 7704 of the Code, and has been properly treated as such since its formation;

(n) each Subsidiary of Parent is, and has been since its formation, properly classified as a partnership or disregarded entity for U.S. federal income tax purposes;

(o) Parent and each of its Subsidiaries that is classified as a partnership for U.S. federal income tax purposes has in effect a valid election under Section 754 of the Code; and

(p) Parent is not aware of the existence of any fact, and has not taken or agreed to take any action, that could reasonably be expected to prevent or impede the Merger from properly being treated in accordance with the Intended Tax Treatment for U.S. federal income tax purposes.

Section 4.14 Intellectual Property.

(a) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, either Parent or a Parent Subsidiary (i) is the sole and exclusive owner of all right, title and interest in and to all Parent Intellectual Property and (ii) has valid and enforceable rights, pursuant to a valid written contract, to use all Parent Licensed Intellectual Property as the same is used for the conduct of the respective business of Parent and the Parent Subsidiaries currently conducted, in each case (i) and (ii), free and clear of all Liens (other than Parent Permitted Liens). Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, the Parent Intellectual Property and such Parent Licensed Intellectual Property collectively constitute all material Intellectual Property necessary and sufficient for the conduct of the respective business of Parent and the Parent Subsidiaries as currently conducted. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (A) as of the entry into this Agreement, there are no pending or threatened claims by any person alleging infringement, misappropriation or other violation by Parent or any of the Parent Subsidiaries of any Intellectual Property of any person, or challenging the ownership, use, validity or enforceability of any Parent Intellectual Property, (B) the conduct of the respective business of Parent and the Parent Subsidiaries has not infringed, misappropriated or otherwise violated, and does not infringe, misappropriate or otherwise violate, any Intellectual Property of any person, (C) as of the entry into this Agreement, neither Parent nor any of the Parent Subsidiaries has made any claim of infringement, misappropriation, or other violation by any person of Parent’s or any of the Parent Subsidiaries’ rights to or in connection with any Parent Intellectual Property, (D) to the knowledge of Parent, no person has infringed, misappropriated, or otherwise violated, or is infringing, misappropriating or otherwise violating, any Parent Intellectual Property, and (E) Parent and each of the Parent Subsidiaries take and have taken commercially reasonable measures to protect the confidentiality and value of all Trade Secrets included in the Parent Intellectual Property and Parent Licensed Intellectual Property.

(b) Neither Parent nor any of the Parent Subsidiaries own any proprietary software that is material to the conduct of the respective business of Parent and the Parent Subsidiaries as currently conducted.

Section 4.15 Data Privacy.

(a) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and the Parent Subsidiaries and, to the knowledge of Parent, any person acting for or on behalf of Parent and the Parent Subsidiaries: (i) are and have been in compliance with all Privacy Requirements, and (ii) as of the entry into this Agreement, neither Parent nor any of the Parent Subsidiaries has received any notice of any claims, charges, investigations or regulatory inquiries related to or alleging the violation of any Privacy Requirements since January 1, 2021. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, to the knowledge of Parent, there have been no security breaches, unauthorized access to, use or disclosure of or other adverse events or incidents related to any Personal Information in the possession or under the control of, or otherwise Processed by, Parent or any of the Parent Subsidiaries.

(b) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and the Parent Subsidiaries have: (i) implemented commercially reasonable measures, at least consistent with industry standards, designed to protect the confidentiality, integrity and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby) and all Personal Information and other confidential data in their possession or under their control, including against loss, theft, misuse or unauthorized access, use, modification, alteration, destruction or disclosure; (ii) taken reasonable steps to ensure that any third party with access to any Personal Information collected by or on behalf of Parent or any of the Parent Subsidiaries has implemented and maintains the same (taking into account the nature of Parent’s and the Parent Subsidiaries’ businesses and industry); (iii) conducted commercially reasonable privacy and data security testing or audits and resolved or remediated any privacy or data security issues or vulnerabilities identified; and (iv) implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures, as well as a commercially reasonable business continuity plan.

Section 4.16 Real Property.

(a) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (i) either Parent or a Parent Subsidiary has good, valid and marketable fee simple title to each and all real property owned by Parent or any Parent Subsidiary (such owned real property collectively, the “Parent Owned Real Property”), and (ii) either Parent or a Parent Subsidiary has a good, valid and enforceable leasehold interest in each and all leases, subleases and other agreements under which Parent or any of the Parent Subsidiaries uses or occupies or has the right to use or occupy any real property (any property subject to such leases, subleases or other agreements, the “Parent Leased Real Property” and, together with the Parent Owned Real Property, the “Parent Real Property” and such leases, subleases and other agreements, the “Parent Real Property Leases”), in each case, free and clear of all Liens other than any Parent Permitted Liens. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (A) each Parent Real Property Lease is valid, binding and in full force and effect and enforceable in accordance with its terms and conditions, subject to the Equitable Exceptions, (B) Parent and each of its Subsidiaries (as applicable) are in compliance with all terms and conditions of each Parent Real Property Lease, (C) no uncured default, breach or violation of a material nature on the part of Parent or, if applicable, its Subsidiary exists under any Parent Real Property Lease and no event has occurred or circumstance exists that, with the giving of notice, the passage of time, or both, would constitute a material breach, default or violation under a Parent Real Property Lease, (D) Parent has not collaterally assigned or granted any other security interest in any Parent Real Property Leases or any portion thereof or interest therein, and (E) to the knowledge of Parent, there are no disputes with respect to any such Parent Real Property Lease.

(b) Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect: (i) each of Parent and the Parent Subsidiaries has such Rights-of-Way that are necessary for Parent and the Parent Subsidiaries to use, occupy and operate their respective assets and properties in the manner that such assets and properties are currently used and operated, and each such Right-of-Way is valid, enforceable and free and clear of all Liens (other than Parent Permitted Liens); (ii) Parent and the Parent Subsidiaries conduct their businesses in a manner that does not violate any such Rights-of-Way; (iii) Parent and the Parent Subsidiaries have fulfilled and performed all of their obligations with respect to such Rights-of-Way; and (iv) neither Parent nor any of the Parent Subsidiaries has received written notice of the occurrence of any ongoing event or circumstance that allows, or after the giving of notice or the passage of time, or both, would allow the revocation or termination of any Right-of-Way or would result in any impairment of the rights of Parent and the Parent Subsidiaries in and to any such Rights-of-Way. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, all pipelines operated by Parent and the Parent Subsidiaries have or are otherwise entitled to the benefits of all Rights-of-Way that are necessary for Parent and the Parent Subsidiaries to use and operate their respective assets and properties in the manner that such assets and properties are currently used and operated, and there are no gaps (including any gap arising as a result of any breach by Parent or any of the Parent Subsidiaries of the terms of any Rights-of-Way) in such Rights-of-Way that would prevent Parent and the Parent Subsidiaries to use and operate their respective assets and properties in the manner that such assets and properties are currently used, occupied and operated.

Section 4.17 Material Contracts. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect: (i) each contract to which Parent, the Parent GP or any Parent Subsidiary is bound that is material to Parent and the Parent Subsidiaries, taken as a whole (a “Parent Material Contract”) is valid and in full force and effect, and is enforceable in accordance with its terms, subject to the Equitable Exceptions; (ii) none of Parent, the Parent GP nor any of the Parent Subsidiaries have violated or breached, or committed any default under, any Parent Material Contract; (iii) to the knowledge of Parent, no other party to any Parent Material Contract has violated or breached, or committed any default under, any Parent Material Contract; and (iv) since January 1, 2021, none of Parent nor any of the Parent Subsidiaries have received any notice or other communication, whether or otherwise, regarding any actual or possible violation or breach of, or default under, any Parent Material Contract.

Section 4.18 Insurance. As of the entry into this Agreement, except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, each insurance policies and self-insurance programs and arrangements of Parent and the Parent Subsidiaries relating to their respective businesses, assets and operations are in full force and effect. Since January 1, 2021, except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, none of Parent or the Parent Subsidiaries has received any notice or other communication regarding any actual or possible: (a) cancellation or invalidation of any insurance policy; (b) refusal of any coverage or rejection of any claim under any insurance policy; or (c) adjustment in the amount of the premiums payable with respect to any material insurance policy.

Section 4.19 Related Party Transactions. Neither Parent nor any of its Subsidiaries are party to any transaction or arrangement with any (a) present executive officer or director of the Parent or any Parent Subsidiary, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of the Parent Units or (c) affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing persons described in clauses (a) or (b) (but only, with respect to the persons in clause (b)), which, in each case, would be required to be disclosed by the Parent pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act. Section 4.19 of the Parent Disclosure Schedule sets forth a true and correct list of all existing material transactions or arrangements by and between, Parent, the Parent GP and/or any of the Parent Subsidiaries, on the one hand, and ET and its affiliates (other than Parent, the Parent GP and the Parent Subsidiaries), on the other hand.

Section 4.20 Finders or Brokers. Except for Truist Securities, Inc., neither Parent, nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 4.21 Ownership of Partnership Units. Neither Parent nor any controlled affiliate of Parent “beneficially owns” (as such term is defined for purposes of Section 13(d) of the Exchange Act) any Partnership Common Units or Partnership Preferred Units.

Section 4.22 Export Controls and Economic Sanctions.

(a) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect: (i) none of Parent, the Parent GP any of their respective Subsidiaries or, to the knowledge of Parent and solely to the extent relating to the businesses of Parent and the Parent Subsidiaries, any of their respective owners, directors, officers or employees has, since January 1, 2021, violated any applicable Export Control and Economic Sanctions Laws; (ii) none of Parent, the Parent GP, any of their respective Subsidiaries or, to the knowledge of Parent and solely to the extent relating to the businesses of Parent and the Parent Subsidiaries, any of their respective owners, directors, officers, or employees, is (A) a Sanctioned Party, (B) controlled by a Sanctioned Party, or (C) located in, organized under the Laws of, or resident in a Sanctioned Jurisdiction; no proceeding by or before any Governmental Authority involving Parent, the Parent GP or any of the Parent Subsidiaries or, to the knowledge of Parent and solely to the extent relating to the businesses of Parent and the Parent Subsidiaries, their respective directors, officers, employees, agents or Representatives, relating to the Export Control and Economic Sanctions Laws is pending or, to the knowledge of the Parent, threatened.

(b) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, to the extent that Parent’s activities are subject to Export Control and Economic Sanctions Laws, Parent has devised and maintained internal control systems and policies reasonably designed to detect and prevent violations of applicable Export Control and Economic Sanctions Laws.

Section 4.23 Financing. Parent has delivered to the Partnership (a) a correct and complete fully executed copy of each of the bridge term loan credit facility commitment letter and the revolving credit facility commitment letter, dated as of the date hereof, among Parent, Truist Bank, Trust Securities, Inc, Bank of America, N.A. and BofA Securities, Inc. including all exhibits, schedules and annexes to such letter in effect as of the date of this Agreement and (b) correct and complete fully executed copies of the fee letters referenced therein (together, the “Debt Commitment Letter”) (it being understood that each such fee letter has been redacted to remove the fee amounts, the rates and amounts included in the “market flex” and other economic terms that could not adversely affect the conditionality, enforceability, termination or aggregate principal amount of the Committed Financing). Pursuant to, and subject to the terms and conditions of, the Debt Commitment Letter, the commitment parties thereunder have committed to lend the amounts set forth therein (the provision of such funds as set forth therein, the “Committed Financing”) for the purposes set forth in such Debt Commitment Letter. The Debt Commitment Letter has not been amended, restated or otherwise modified or waived prior to the execution and delivery of this Agreement, and the respective commitments contained in the Debt Commitment Letter have not been withdrawn, rescinded, amended, restated or otherwise modified in any respect prior to the execution and delivery of this Agreement and, to the knowledge of Parent, no withdrawal, rescission, amendment, restatement or other modification in any respect is contemplated (except as contemplated or as permitted as of the date hereof in the Debt Commitment Letter). As of the execution and delivery of this Agreement, the Debt Commitment

Letter is in full force and effect and constitutes the legal, valid and binding obligation of each of Parent and, to the knowledge of Parent, the other parties thereto, enforceable in accordance with its terms against Parent and, to the knowledge of Parent, each of the other parties thereto, subject to the Equitable Exceptions. There are no conditions precedent related to the funding of the full amount of the Committed Financing pursuant to the Debt Commitment Letter, other than as expressly set forth in the Debt Commitment Letter. Subject to the terms and conditions of the Debt Commitment Letter, the net proceeds contemplated from the Committed Financing will be in an amount sufficient to pay the Payoff Amounts, all amounts required in connection with the Redemptions and to pay the expenses reasonably expected to be incurred in connection with this Agreement and the other transactions contemplated hereby (such amount, the “Required Amount”). As of the execution and delivery of this Agreement, (i) no event has occurred which would constitute a breach or default (or an event which with notice or lapse of time or both would constitute a default) or result in a failure to satisfy a condition precedent, in each case, on the part of Parent or, to the knowledge of Parent, any other party to the Debt Commitment Letter, under the Debt Commitment Letter and (ii) Parent does not have any reason to believe that any of the conditions to the Committed Financing will not be satisfied or that the Committed Financing will not be available to Parent on the Closing Date. Parent or its Subsidiaries have fully paid all commitment fees or other fees to the extent required to be paid on or prior to the date of this Agreement in connection with the Committed Financing. As of the date hereof, there are no side letters or other agreements, contracts or arrangements to which Parent or any of its Affiliates is a party that would reasonably be expected to adversely affect the availability or amount of the Committed Financing. The obligations of Parent and Merger Sub hereunder are not subject to any condition regarding Parent’s or any other Person’s ability to obtain financing for the Merger and the other transactions contemplated by this Agreement.

Section 4.24 No Additional Representations; Non Reliance.

(a) Each of Parent, the Parent GP and Merger Sub acknowledges that none of the Partnership, Partnership GP or Partnership Managing GP makes any representation or warranty as to any matter whatsoever except as expressly set forth in Article III or in any certificate delivered by the Partnership to Parent, the Parent GP or Merger Sub in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that none of the Partnership, Partnership GP or Partnership Managing GP makes any representation or warranty with respect to (i) any projections, estimates or budgets delivered or made available to Parent, the Parent GP or Merger Sub (or any of their respective affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Partnership and the Partnership Subsidiaries or (ii) the future business and operations of the Partnership and the Partnership Subsidiaries, including as to the accuracy or completeness thereof and the reasonableness of the assumptions underlying such projections, estimates, forecasts, plans, results, prospects or budgets, and neither Parent, the Parent GP nor Merger Sub has relied on such information or any other representation or warranty not set forth in Article III.

(b) Each of Parent, the Parent GP and Merger Sub have conducted their own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Partnership and the Partnership Subsidiaries and acknowledge that Parent, the Parent GP and Merger Sub have been provided access for such purposes. Except for the representations and warranties expressly set forth in Article III or in any certificate delivered by the Partnership to Parent, the Parent GP or Merger Sub in accordance with the terms hereof, in entering into this Agreement, each of Parent, the Parent GP and Merger Sub have relied solely upon its independent investigation and analysis of the Partnership and the Partnership’s Subsidiaries, and Parent, the Parent GP and Merger Sub acknowledge and agree that they have not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, or information supplied, made by the Partnership, its Subsidiaries, or any of their respective affiliates, equityholders, controlling persons or representatives (including with respect to the accuracy or completeness thereof) that are not expressly set forth in Article III or in any certificate delivered by the Partnership to Parent, the Parent GP or Merger Sub, whether or not such representations, warranties or statements were made in writing or orally. Each of Parent, the Parent GP and Merger Sub acknowledge and agree that, except for the representations and warranties expressly set forth in

Article III or in any certificate delivered by the Partnership to the Parent, the Parent GP or Merger Sub, (i) each of the Partnership, Partnership GP and Partnership Managing GP does not make, and has not made, any representations or warranties relating to itself or its business or otherwise in connection with the transactions contemplated hereby and Parent, the Parent GP and Merger Sub are not relying on any representation or warranty except for those expressly set forth in this Agreement, (ii) no person has been authorized by the Partnership, Partnership GP or Partnership Managing GP to make any representation or warranty relating to itself or its business or otherwise in connection with the transactions contemplated hereby, and if made, such representation or warranty must not be relied upon by Parent, the Parent GP or Merger Sub as having been authorized by the Partnership, Partnership GP or Partnership Managing GP, and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Parent, the Parent GP or Merger Sub or any of their Representatives are not and shall not be deemed to be or include representations or warranties of the Partnership, Partnership GP or Partnership Managing GP.

ARTICLE V

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business by the Partnership.

(a) From and after the entry into this Agreement until the earlier of the Effective Time and the Termination Date, and except (i) as may be required by applicable Law, (ii) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (iii) as may be contemplated or required by this Agreement, (iv) to the extent action is reasonably taken (or reasonably omitted) in response to an Emergency, (v) to the extent action is reasonably taken (or reasonably omitted) in response to changes or developments resulting from material changes in commodity prices, (vi) as contemplated by the Partnership 2024 Planned CapEx or (vii) as set forth in Section 5.1(a) of the Partnership Disclosure Schedule, the Partnership shall, and shall cause its Subsidiaries to, use their reasonable best efforts to conduct their businesses in the ordinary course in all material respects and preserve substantially intact their present lines of business, maintain their rights, franchises, and Partnership Permits and preserve their relationships with significant customers and suppliers, in each case, in all material respects; provided, however, that no action with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b) Each of the Partnership, Partnership GP and Partnership Managing GP agrees with Parent, on behalf of itself and the Partnership Subsidiaries, that from the entry into this Agreement and prior to the earlier of the Effective Time and the Termination Date, except (i) as may be required by applicable Law, (ii) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed, other than with respect to clauses (A) (Organizational Documents), (B) (Equity Issuances, etc.) and (N) (Related Party Transactions) below), (iii) as may be contemplated or required by this Agreement, (iv) other than with respect to clauses (A) (Organizational Documents), (B) (Equity Issuances, etc.) and (N) (Related Party Transactions) below, to the extent action is reasonably taken (or reasonably omitted) in response to an Emergency, (v) other than with respect to clauses (A) (Organizational Documents), (B) (Equity Issuances, etc.) and (N) (Related Party Transactions) below, to the extent action is reasonably taken (or reasonably omitted) in response to changes or developments resulting from material changes in commodity prices, (vi) as contemplated by the Partnership 2024 Planned CapEx or (vii) as set forth in Section 5.1(b) of the Partnership Disclosure Schedule, the Partnership, Partnership GP and Partnership Managing GP:

(A) shall not adopt any amendments to the Partnership Organizational Documents, and shall not permit any of the Partnership Subsidiaries to adopt any amendments to its respective certificate of limited partnership, partnership agreement, certificate of formation, limited liability company agreement, certificate of incorporation or bylaws or similar organizational documents, other than amendments by Partnership Subsidiaries that would not reasonably be expected to be materially adverse to (1) Parent or any of its affiliates or (2) following the Closing, the Partnership and the Partnership Subsidiaries, taken as a whole;

(B) shall not, and shall not permit any of the Partnership Subsidiaries to, issue, sell, pledge, dispose of, encumber, split, combine or reclassify or authorize the issuance, sale, pledge, disposition, encumbrance, split, combination or reclassification of any of its partnership interests, limited liability company interests or other equity interests of the Partnership or the Partnership Subsidiaries or any securities convertible into or exchangeable for any such partnership interests, limited liability company interests or other equity interests, or any rights, warrants or options to acquire any such partnership interests, limited liability company interests, equity interests or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing Partnership Benefit Plans, other than (1) issuances of Partnership Common Units in respect of any settlement of any of the Partnership LTI Awards outstanding on the entry into this Agreement in accordance with their current terms or granted on or after the entry into this Agreement and not in violation of this Agreement, in each case, in accordance with the terms of the applicable Partnership LTIP and any related award agreements, (2) for transactions solely among the Partnership and a wholly owned Partnership Subsidiary or among wholly owned Partnership Subsidiaries or (3) for clarity, an issuance of New Subsidiary Units pursuant to Section 1.1;

(C) shall not, and shall not permit any of the Partnership Subsidiaries to, authorize or pay any dividends on or make any distribution with respect to its outstanding partnership interests, limited liability company interests or other equity interests (whether in cash, assets, stock or other securities of the Partnership or the Partnership Subsidiaries), except (1) dividends or distributions by Partnership Subsidiaries only to the Partnership or to any other Partnership Subsidiary, (2) dividends or distributions required under the applicable organizational documents of such entity in effect on the entry into this Agreement, (3) regular quarterly cash distributions with customary record and payment dates on the Partnership Common Units not in excess of $0.40 per unit per quarter, (4) dividends or distributions paid or settled in connection with the exercise or settlement of any Partnership LTI Awards outstanding on the entry into this Agreement in accordance with their terms in effect as of entry into this Agreement (or issued not in violation of this Agreement in accordance with the terms hereof) and in accordance with the terms of the applicable Partnership LTIP and any related award agreements, (5) distributions on the Partnership Preferred Units as required or explicitly contemplated by and in accordance with the terms of the Existing Partnership Agreement, (6) dividend equivalent rights under any Partnership LTI Awards payable in accordance with the terms of the applicable Partnership LTIP Plan and any related award agreements or (7) the Special Distribution;

(D) shall not, and shall not permit any of the Partnership Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or enter into a letter of intent or agreement in principle with respect thereto, other than as would not reasonably be expected to be materially adverse to (1) Parent or any of its affiliates or (2) following the Closing, the Partnership and the Partnership Subsidiaries, taken as a whole;

(E) shall not, and shall not permit any of the Partnership Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any equity interests of any of them or any rights, warrants or options to acquire any such equity interests, except for transactions among the Partnership and the Partnership Subsidiaries or among the Partnership Subsidiaries;

(F) shall not, and shall not permit any of the Partnership Subsidiaries to, make, directly or indirectly, any acquisition of any other person or business or make any loans, advances or capital contributions to, or investments in, any other person with a value in excess of $25 million in the aggregate, except, for the avoidance of doubt, as contemplated by the Partnership’s 2024 capital growth program, as set forth on Section 5.1(b)(F) of the Partnership Disclosure Schedule (the “Partnership 2024 Planned CapEx”);

(G) shall not, and shall not permit any of its Subsidiaries to, authorize any capital expenditures in excess of $25 million in the aggregate, except, for the avoidance of doubt, for (1) expenditures contemplated by the Partnership 2024 Planned CapEx or (2) expenditures made in response to any Emergency;

(H) shall not, and shall not permit any of the Partnership Subsidiaries to, sell, lease, sublease, license, sublicense, transfer, exchange, abandon, waive, relinquish, assign or swap, or otherwise dispose of any properties or non-cash assets, including the Partnership Owned Real Property, with a value in excess of $25 million in the aggregate, to any third party except for (1) sales, transfers and dispositions of obsolete or worthless equipment, (2) sales, transfers and dispositions of inventory, commodities and produced hydrocarbons, crude oil and refined products in the ordinary course of business, (3) sales, leases, transfers or other dispositions made in connection with any transaction among the Partnership and its wholly owned Subsidiaries or among the Partnership’s wholly owned Subsidiaries, (4) immaterial asset swaps or (5) pursuant to the Partnership Receivables Financing Agreement as in effect as of entry into this Agreement (or as amended in accordance with the terms of this Agreement);

(I) except as required by any Partnership Benefit Plan as in effect on the date of this Agreement, shall not, and shall not permit any of its Subsidiaries to, (1) increase the compensation or other benefits payable or provided to any directors, officers, or Partnership Employees or other individual service providers of the Partnership or any of the Partnership Subsidiaries, other than any new entitlement provided to a new employee who is permitted to be hired hereunder (and provided, however, that such newly hired employee’s compensation and other terms and conditions of employment, excluding any equity or equity-based compensation, are substantially comparable to those provided to similarly situated employees of the Partnership and the Partnership Subsidiaries (subject to the same exclusion), and provided further that the Partnership or any of its affiliates may not enter into any employment, severance, change in control, retention or similar agreement or arrangement with such newly hired employee), (2) enter into, adopt, terminate or amend any employment, change of control, severance or retention agreement, non-competition or similar agreement or arrangement with any director, officer, Partnership Employee, independent contractor or other individual service provider of the Partnership or any of the Partnership Subsidiaries, (3) establish, adopt, enter into, terminate or materially amend any Partnership Benefit Plan, except for annual renewals of group welfare plans in the ordinary course of business that would not result in additional or increased benefits, (4) enter into, terminate or amend any Labor Agreement or recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any Partnership Employees, (5) hire or terminate (other than for cause) the employment or engagement of any Partnership Employee who is at the level of vice president or above, (6) grant, announce or authorize the grant of any Partnership LTI Awards or any other equity-based awards under any Partnership LTIP, (7) enter into or make any loans or advances to any of its officers, directors, employees, agents, or consultants (other than loans or advances for travel or reasonable business expenses or such loans or advances otherwise made in the ordinary course of business), (8) implement any employee layoffs, plant closings, or reductions in force, that trigger obligations under the WARN Act, or (9) waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or Partnership Employee or service provider;

(J) shall not, and shall not permit any of the Partnership Subsidiaries to, make any broad-based written or broad-based oral communications to Partnership Employees or individual independent service providers of the Partnership or any of the Partnership Subsidiaries pertaining to compensation or benefits matters related to or contemplated by this Agreement without prior discussion between Partnership and Parent to confirm the information contained in such communications is consistent with, and reflective of, the terms and conditions of this Agreement;

(K) shall not, and shall not permit any of the Partnership Subsidiaries to, change in any material respect financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP or, for the avoidance of doubt, applicable Law;

(L) shall not, and shall not permit any of the Partnership Subsidiaries to, incur, assume, guarantee or otherwise become liable for any indebtedness for borrowed money or any guarantee of such indebtedness, except for (1) any revolving credit borrowings or similar extensions of credit under the Partnership Credit

Agreement incurred in the ordinary course of business, (2) any indebtedness among the Partnership and wholly owned Partnership Subsidiaries or among the Partnership’s wholly owned Subsidiaries, (3) for the avoidance of doubt, any indebtedness incurred in response to any Emergency, or (4) any guarantees of any of the indebtedness described in any of the foregoing clauses (1)-(3); provided, that, in no event shall any such borrowing, extension of credit or other financial accommodation made after the date hereof amend, restate or modify in a manner that is, in the good faith determination of the Partnership in consultation with Parent, materially adverse to the Partnership and the Partnership Subsidiaries any terms of or any contract with respect to any outstanding indebtedness (when taken as a whole);

(M) shall not, and shall not permit any of the Partnership Subsidiaries, to prepay, redeem, repurchase, defease, cancel or otherwise acquire any indebtedness or guarantees thereof of the Partnership or any Partnership Subsidiary, other than (1) for transactions between the Partnership and the Partnership Subsidiaries or among the Partnership’s Subsidiaries, at stated maturity, (2) prepayment and repayment of revolving loans in the ordinary course of business and (3) any required amortization payments and mandatory prepayments, in each case in accordance with the terms of the instrument governing such indebtedness as in effect on the date hereof; and

(N) other than in the ordinary course of business or in connection with any activity expressly permitted by an exception set forth in this Section 5.1(b), shall not, and shall not permit any of the Partnership Subsidiaries to, (1) enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any Partnership Material Contract or any contract that would be a Partnership Material Contract if in effect as of the date hereof; or (2) amend, terminate, or intentionally waive any material right under, any Partnership Material Contract or any contract that would be a Partnership Material Contract if in effect as of the date hereof (provided, that for all purposes of this clause (N), clause (iii) of Partnership Material Contract shall only include the material contracts with the Top Partnership Pipeline/Storage Customers);

(O) shall not, and shall not permit any of the Partnership Subsidiaries to enter into any transaction that would be required to be reported by the Partnership pursuant to Item 404 of Regulation S-K;

(P) shall not, and shall not permit any of the Partnership Subsidiaries to, waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises that do not exceed $10 million in the aggregate (excluding amounts covered by insurance);

(Q) shall not and shall not permit any of the Partnership Subsidiaries to, (1) change its fiscal year or any material method of Tax accounting, (2) make (except in the ordinary course of business), change or revoke any material Tax election, (3) enter into any closing agreement with respect to, or otherwise settle or compromise, any material claim or liability for Taxes, (4) file any material amended Tax Return or (5) surrender a claim for a material refund of Taxes;

(R) shall not and shall not permit any of the Partnership Subsidiaries to, (1) take any action or fail to take any reasonable action if such action or failure to take such action would reasonably be expected to cause the Partnership or any material Partnership Subsidiary to be treated, for U.S. federal income tax purposes, as a corporation and (2) engage in any activity or conduct business in a manner that would cause less than 90% of the gross income of the Partnership for any calendar quarter since its formation and prior to the Effective Time to be treated as “qualifying income” within the meaning of Section 7704(d) of the Code;

(S) amend any of the Partnership Financial Advisor Agreements in a manner that would result in the total fees owed thereunder by the Partnership being increased (other than, for the avoidance of doubt, any consent for the counterparty thereto to incur fees and expenses above the cap on fees and expenses set forth therein); and

(T) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions that are prohibited pursuant to the foregoing clauses of this Section 5.1(b).

Section 5.2 Conduct of Business by Parent.

(a) From and after the entry into this Agreement until the earlier of the Effective Time and the Termination Date, and except (i) as may be required by applicable Law, (ii) as may be consented to in writing by the Partnership (which consent shall not be unreasonably withheld, conditioned or delayed), (iii) as may be contemplated or required by this Agreement, (iv) to the extent action is reasonably taken (or reasonably omitted) in response to an Emergency, (v) to the extent action is reasonably taken (or reasonably omitted) in response to changes or developments resulting from material changes in commodity prices, or (vi) as contemplated by the Parent’s 2024 capital growth program, as set forth on Section 5.2(a) of the Parent Disclosure Schedule (the “Parent 2024 Planned CapEx”) or as set forth in Section 5.2(a) of the Parent Disclosure Schedule, Parent shall, and shall cause its Subsidiaries to, use their reasonable best efforts to conduct their businesses in the ordinary course in all material respects and preserve substantially intact their present lines of business, maintain their rights, franchises and Parent Permits and preserve their relationships with significant customers and suppliers, in each case, in all material respects; provided, however, that no action with respect to matters specifically addressed by any provision of Section 5.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b) Parent agrees with the Partnership, on behalf of itself and its Subsidiaries, that from the entry into this Agreement and prior to the earlier of the Effective Time and the Termination Date, except (i) as may be required by applicable Law, (ii) as may be consented to in writing by the Partnership (which consent, other than with respect to clause (A) (Organizational Documents), (B) (Equity Issuances, etc.) and (L) (Related Party Transactions) below, shall not be unreasonably withheld, conditioned or delayed), (iii) as may be contemplated or required by this Agreement, (iv) other than with respect to clause (A) (Organizational Documents), (B) (Equity Issuances, etc.) and (L) (Related Party Transactions) below, to the extent action is reasonably taken (or reasonably omitted) in response to an Emergency, (v) other than with respect to clause (A) (Organizational Documents), (B) (Equity Issuances, etc.) and (L) (Related Party Transactions) below, to the extent action is reasonably taken (or reasonably omitted) in response to changes or developments resulting from material changes in commodity prices, (vi) as contemplated by the Parent 2024 Planned CapEx or (vii) as set forth in Section 5.2(b) of the Parent Disclosure Schedule, Parent and the Parent GP:

(A) shall not adopt any amendments to the Parent Organizational Documents;

(B) shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of, encumber, split, combine or reclassify any of their equity interests or other ownership interests or any securities convertible into or exchangeable for any such equity interests or ownership interests or any rights, warrants or options to acquire any such equity interests or ownership interests or convertible or exchangeable securities, except for (1) issuances of Parent Common Units in respect of any settlement of any of the Parent Equity awards outstanding on the date hereof in accordance with their current terms or granted on or after the date hereof, in each case, in accordance with the terms of the applicable Parent Equity Plans and any related award agreements and (2) any such transaction with a Subsidiary of Parent which remain a Subsidiary of Parent after consummation of such transaction;

(C) shall not, and shall not permit any of its Subsidiaries that is not wholly owned by Parent or wholly owned Subsidiaries of any such Subsidiaries to, authorize or pay any dividends on or make any distribution with respect to its outstanding partnership interests, limited liability company interests, incentive distribution rights or other equity securities (whether in cash, assets, partnership units, stock or other securities of Parent or its Subsidiaries), except for (1) dividends or distributions by any Subsidiaries only to Parent or any Subsidiary of Parent in the ordinary course of business, (2) dividends or distributions required under the applicable organizational documents, or under any equity-based incentive plan and any related award agreements entered into thereunder, of such entity in effect as of the entry into this Agreement, and (3) regular quarterly cash distributions in the ordinary course in accordance with the requirements set forth in the Parent Organizational Documents in effect as of the date hereof with respect to the Parent Common Units, Parent Class C Units and Parent Incentive Distribution Rights with customary record and payment dates;

(D) shall not, and shall not permit any of its material Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, and other than any restructuring or reorganization solely among Parent and its Subsidiaries or among Parent’s Subsidiaries;

(E) shall not, and shall not permit any of the Parent Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any equity interests of any of them or any rights, warrants or options to acquire any such equity interests, except for transactions among Parent and the Parent Subsidiaries or among the Parent Subsidiaries;

(F) shall not and shall not permit any of its Subsidiaries to, (1) change its fiscal year or any material method of Tax accounting, (2) make (except in the ordinary course of business), change or revoke any material Tax election, (3) enter into any closing agreement with respect to, or otherwise settle or compromise, any material claim or liability for Taxes, (4) file any material amended Tax Return or (5) surrender a claim for a material refund of Taxes;

(G) shall not and shall not permit any of its Subsidiaries to, (1) take any action or fail to take any reasonable action if such action or failure to take such action would reasonably be expected to cause Parent or any of its material Subsidiaries to be treated, for U.S. federal income tax purposes, as a corporation and (2) engage in any activity or conduct its business in a manner that would cause less than 90% of the gross income of Parent for any calendar quarter since its formation and prior to the Effective Time to be treated as “qualifying income” within the meaning of Section 7704(d) of the Code;

(H) shall not, and shall not permit any of its Subsidiaries to acquire, or enter into any agreement to acquire, or enter into any joint venture arrangements with respect to, any other person, assets or business, except for (1) any acquisition that (x) is for solely cash consideration, would not reasonably be expected to result in any downgrade in the credit rating of Parent (or the combined company following the Effective Time) and (y) would not reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger and (2) acquisitions pursuant to contracts in effect as of the date hereof set forth on Section 5.2(b)(H) of the Parent Disclosure Schedule (provided, that any amendment to any such contracts that would reasonably be expected to result in the exception in the preceding clause (1) to not apply shall require the prior written consent of the Partnership (which consent shall not be unreasonably withheld, conditioned or delayed));

(I) shall not, and shall not permit any of the Parent Subsidiaries to, sell, lease, sublease, license, sublicense, transfer, exchange, abandon, waive, relinquish, assign or swap, or otherwise dispose of any properties or non-cash assets, including the Parent Owned Real Property, with a value in excess of $75 million in the aggregate, to any third party except for (1) sales, transfers and dispositions of obsolete or worthless equipment, (2) sales, transfers and dispositions of inventory, commodities and produced hydrocarbons, crude oil and refined products in the ordinary course of business, (3) sales, leases, transfers or other dispositions made in connection with any transaction among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries, (4) immaterial asset swaps and (5) such transactions pursuant to contracts in effect as of the date hereof set forth on Section 5.2(b)(I) of the Parent Disclosure Schedule (provided, that Parent shall use its reasonable best efforts to provide the Partnership with prior notice of any material amendment to any such contracts);

(J) shall not, and shall not permit any of the Parent Subsidiaries to, change in any material respect financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP or, for the avoidance of doubt, applicable Law;

(K) shall not, and shall not permit any of the Parent Subsidiaries to, incur, assume, guarantee or otherwise become liable for any indebtedness for borrowed money or any guarantee of such indebtedness for borrowed money, except for (1) any indebtedness for borrowed money primarily in connection with the transactions contemplated by this Agreement or that would not reasonably be expected to result in a downgrade of the issuer credit rating of Parent (or the combined company following the Effective Time), (2) any revolving credit borrowings or similar extensions of credit under the Parent Credit Agreement incurred in the ordinary course of business, (3) any indebtedness among the Parent and wholly owned Parent Subsidiaries or among Parent’s wholly owned Subsidiaries, (4) for the avoidance of doubt, any indebtedness incurred in response to any Emergency, or (5) any guarantees of any of the indebtedness described in any of the foregoing clauses (1)-(4);

(L) shall not, and shall not permit any of the Parent Subsidiaries to, enter into any transaction (1) that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K or (2) with ET or any of its affiliates (other than the Parent Subsidiaries), in the case of clause (2), to the extent it would reasonably be expected to be materially adverse to the Partnership and the Partnership Subsidiaries, taken as a whole, or its unitholders; and

(M) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions that are prohibited pursuant to the foregoing clauses of this Section 5.2(b).

Section 5.3 Mutual Access.

(a) For purposes of transition and integration planning and the consummation of the transactions contemplated hereby, each of the Partnership and Parent shall afford the other party and (i) the officers and employees and (ii) the accountants, consultants, legal counsel, financial advisors and agents and other representatives acting on their behalf (such persons described in this clause (ii), collectively, “Representatives”) of such other party reasonable access during normal business hours and upon reasonable advance notice, throughout the period from the entry into this Agreement through the earlier of the Effective Time and the Termination Date, to its and its Subsidiaries’ facilities and properties, contracts, commitments, books and records of the Partnership and the Partnership Subsidiaries, as Parent may reasonably request, and of Parent and its respective Subsidiaries, as the Partnership may reasonably request, as the case may be (including information necessary to prepare the Proxy Statement/Prospectus and Form S-4), in each case, so long as such access does not interfere with the business of the party providing access. Notwithstanding the foregoing, no person shall be required to afford such access to the extent it would (x) violate any applicable Laws or the terms of any confidentiality restrictions under any contracts, as the case may be; or (y) jeopardize any attorney-client or other legal privilege; provided, however, that if providing such access would, in the reasonable judgment of the Partnership or Parent, as applicable, cause one or more of the effects described in clauses (x) and (y), such party, shall use, and shall cause its Subsidiaries to use, at the expense of the requesting party, reasonable best efforts to negotiate in good faith agreements or arrangements that permit affording such access without having any of such effects. Notwithstanding anything to the contrary contained in this Section 5.3(a), any document, correspondence or information or other access provided pursuant to this Section 5.3(a) may be redacted or otherwise limited to prevent disclosure of information concerning or relating to (A) the valuation of the Partnership, consideration or valuation of the Merger, (B) any Acquisition Proposal, Acquisition Transaction, Superior Proposal or Change of Recommendation, each subject to their respective obligations under Section 5.4 or (C) any other similarly confidential information, or any competitively sensitive information. All access pursuant to this Section 5.3(a) shall be (1) coordinated through the General Counsel of the party being asked to provide access or a designee thereof and (2) subject to the party providing access’s reasonable security measures. Neither the Partnership nor Parent, nor any of their respective officers, employees, affiliates or Representatives, shall be permitted to perform any onsite procedures (including an onsite study or any environmental site assessment or invasive or subsurface testing, sampling, monitoring or analysis) with respect to any property of the other party or any of the other party’s Subsidiaries without the other party’s prior written consent.

(b) The parties hereto hereby agree that all information provided to them or their respective officers, directors, employees or Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be governed in accordance with the confidentiality agreement, dated as of November 10, 2023, between the Partnership and Parent (the “Confidentiality Agreement”).

Section 5.4 Partnership Non-Solicitation; Acquisition Proposals; Change in Recommendation.

(a) Subject to the terms of this Section 5.4, immediately following the execution and delivery of this Agreement, each of the Partnership, Partnership GP and Partnership Managing GP shall, and shall cause its respective directors, officers and Subsidiaries and their respective directors and officers to, and shall instruct their respective other Representatives to, promptly cease and cause to be terminated any solicitation, discussions or negotiations with any Third Party or its Representatives with respect to any Acquisition Proposal or any other proposal, inquiry or offer that constitutes, or would reasonably be expected to lead to, result in or constitute an Acquisition Proposal and terminate all physical and electronic data room access previously granted to any such Third Party or its Representatives, cease providing any further non-public information of the Partnership and the Partnership Subsidiaries to any such Third Party or its Representatives and request the return or destruction of any copies of, studies based upon or any extracts or summaries from, any non-public information of the Partnership and the Partnership Subsidiaries in such person’s possession or control, in each case, in connection with any Acquisition Proposal or any other proposal, inquiry or offer that constitutes, or would reasonably be expected to lead to, result in or constitute an Acquisition Proposal. Subject to the terms of Section 5.4(b), from the entry into this Agreement and prior to the earlier of the Effective Time and the Termination Date, each of the Partnership, Partnership GP and Partnership Managing GP shall not, and shall cause its respective directors, officers and Subsidiaries and their respective directors and officers not to, and shall instruct their respective other Representatives not to, directly or indirectly:

(i) solicit, initiate, propose, knowingly facilitate or knowingly encourage any Acquisition Proposals or any proposal, inquiry or offer that would reasonably be expected to lead to, result in or constitute an Acquisition Proposal;

(ii) furnish to any Third Party or its Representatives any non-public information relating to the Partnership or the Partnership Subsidiaries or afford to such person access to the business, properties, assets, books, records or other non-public information, or to the personnel, of the Partnership or the Partnership Subsidiaries, in any case, in connection with an Acquisition Proposal or any other proposal, inquiry or offer that constitutes, or would reasonably be expected to lead to, result in or constitute an Acquisition Proposal;

(iii) enter into, participate in or otherwise engage in any discussions or negotiations with any Third Party or its Representatives with respect to any Acquisition Proposal or any other proposal, inquiry or offer that constitutes, or would reasonably be expected to lead to, result in or constitute an Acquisition Proposal (it being understood that notifying any person of the existence of this Section 5.4 shall not be a breach of this Section 5.4);

(iv) adopt, approve, endorse or recommend any Acquisition Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to, result in or constitute an Acquisition Proposal; and

(v) except for an Acceptable Confidentiality Agreement, enter into any agreement in principle, letter of intent or other contract in respect of an Acquisition Proposal or Acquisition Transaction with a Third Party.

(vi) From the entry into this Agreement and prior to the earlier of the Effective Time and the Termination Date, the Partnership, Partnership GP and Partnership Managing GP will be required to enforce, and will not be permitted to waive, terminate or modify, any provision of any standstill, confidentiality or similar agreement that prohibits or purports to prohibit an Acquisition Proposal or any other proposal, inquiry or offer that constitutes, or would reasonably be expected to lead to, result in or constitute an Acquisition Proposal being made to the Partnership Managing GP Board (or any committee thereof), unless (x) the Partnership Managing GP Board has determined in good faith, after consultation with its financial advisor and outside counsel, that such Third Party could reasonably be expected to make a Superior Proposal and (y) if such determination in clause (x) is made, the Partnership provides immediate written notice to Parent of the taking of such action.

(b) Notwithstanding anything set forth in Section 5.4(a) to the contrary, at any time from the entry into this Agreement through the receipt of the Partnership Unitholder Approval, neither this Section 5.4 nor any other provision of this Agreement shall prohibit the Partnership, Partnership GP or Partnership Managing GP from (x) furnishing any information regarding, or affording any person access to the business, properties, assets, books or records of the Partnership or any Partnership Subsidiary to, or (y) engaging in discussions and negotiations with any person in response to an unsolicited, bona fide, written Acquisition Proposal with respect to the Partnership that is submitted to the Partnership by such person after the entry into this Agreement if:

(i) none of the Partnership, Partnership GP or Partnership Managing GP shall have Willfully Breached any of the provisions set forth in this Section 5.4 (it being understood that, for purposes of this clause, any action by the Partnership Subsidiaries or by a Representative of the Partnership or the Partnership Subsidiaries that, if taken by Partnership, Partnership GP or the Partnership Managing GP would constitute a Willful Breach of this Section 5.4 shall constitute a Willful Breach by the Partnership, Partnership GP and Partnership Managing GP) which Willful Breach was a material contributing factor to the making of the applicable Acquisition Proposal;

(ii) the Partnership Managing GP Board concludes in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes, or would reasonably be expected to lead to or result in, a Superior Proposal (provided, that nothing in this Section 5.4 shall prevent the Partnership or its Representatives from clarifying the terms of any Acquisition Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to, result in or constitute an Acquisition Proposal, in the case of the preceding clause (y), in order to determine whether the condition set forth in this clause (ii) is satisfied);

(iii) in the case of the preceding clause (x), the Partnership receives from such Person an executed Acceptable Confidentiality Agreement; and

(iv) at least the later of one (1) business day and forty-eight (48) hours prior to furnishing any nonpublic information or public access to, or entering into discussions or negotiations with, such person, the Partnership gives Parent written notice of the identity of such person and of the Partnership’s intention to furnish nonpublic information or access to, or enter into discussions with, such person; and

(v) in the case of the preceding clause (x), substantially concurrently with the furnishing of any nonpublic information to such person, the Partnership furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously made available by the Partnership to Parent).

(c) The Partnership shall, from the entry into this Agreement and prior to the earlier of the Effective Time and the Termination Date:

(i) promptly (and in any event within one (1) business day after receipt by the Partnership of an Acquisition Proposal) notify Parent of any Acquisition Proposal received by the Partnership, Partnership GP, Partnership Managing GP, any other Partnership Subsidiary or, to the knowledge of the Partnership, their respective Representatives, which notice shall be provided in writing, and which shall identify the material terms and conditions thereof (and, thereafter, any material change to the terms thereof) and the Third Party making such Acquisition Proposal;

(ii) keep Parent reasonably informed on a reasonably current basis of the status and any material developments (including all material amendments or material proposed amendments, whether or not in writing) regarding any Acquisition Proposal or any material change to the terms of any such Acquisition Proposal; and

(iii) promptly (and in any event within one (1) business day after receipt by the Partnership, Partnership GP, Partnership Managing GP, any other Partnership Subsidiary or, to the knowledge of the Partnership, their respective Representatives on their behalf) provide Parent with copies of all proposed contracts or proposed letters or other material written agreements relating to any Acquisition Proposal.

(d) Except as permitted by Section 5.4(e), from the entry into this Agreement and prior to the earlier of the Effective Time and the Termination Date, neither the Partnership Managing GP Board nor any committee thereof shall: (i) withdraw, qualify, amend or modify (or publicly propose to fail to make, withdraw, qualify, amend or modify) in a manner adverse to Parent, the Partnership Recommendation; (ii) adopt, approve, endorse or recommend (or propose publicly to adopt, endorse, approve or recommend) any Acquisition Proposal, or cause or permit the Partnership or any Partnership Subsidiary to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or similar document or contract constituting or relating directly or indirectly to, or that contemplates or is intended or would reasonably be expected to result directly or indirectly in, an Acquisition Transaction (other than an Acceptable Confidentiality Agreement referred to in Section 5.4(b) in accordance with the terms of such Section 5.4(b)); (iii) fail to include the Partnership Recommendation in the Proxy Statement/Prospectus; (iv) submit to the holders of Partnership Common Units for approval or adoption any Acquisition Proposal or contract relating to an Acquisition Proposal or Acquisition Transaction; or (v) publicly make any recommendation in connection with a tender offer or exchange offer by a Third Party constituting an Acquisition Proposal other than a recommendation against such offer (for the avoidance of doubt, other than taking and disclosing to its unitholders a position contemplated by Rule 14d-9 and Rule 14e-2 or Item 1012(a) of Regulation M-A under the Exchange Act or making any “stop-look-and-listen” communication or similar communication of the type contemplated pursuant to Rule 14d-9 under the Exchange Act) (any of the foregoing in clauses (i) through (vi), a “Change of Recommendation”).

(e) Notwithstanding anything contained in this Agreement to the contrary, at any time prior to obtaining the Partnership Unitholder Approval, the Partnership Managing GP Board may effect a Change of Recommendation and/or in the case of clause (i) below, cause this Agreement to be terminated pursuant to Section 7.1(h) and enter into an agreement with a Third Party providing for such Acquisition Proposal:

(i) in response to an Acquisition Proposal, only if: (A) none of the Partnership, Partnership GP or the Partnership Managing GP shall have Willfully Breached any of the provisions set forth in this Section 5.4 (it being understood that, for purposes of this clause, any action by the Partnership Subsidiaries or by a Representative of the Partnership or the Partnership Subsidiaries that, if taken by Partnership, Partnership GP or the Partnership Managing GP would constitute a Willful Breach of this Section 5.4 shall constitute a Willful Breach by the Partnership, Partnership GP and Partnership Managing GP) which Willful Breach was a material contributing factor to the making of the applicable Acquisition Proposal; (B) the Partnership Managing GP Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal; (C) following such determination, the Partnership provides to Parent written notice (“Notice of Change”) to the effect that the Partnership Managing GP Board has determined in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal and advising Parent that the Partnership Managing GP Board proposes to effect a Change of Recommendation absent any change to the terms and conditions of this Agreement; (D) during the period from the time the Notice of Change is provided until 5:00 p.m., Central time, on the third business day immediately following the day on which the Partnership delivered the Notice of Change (such period, the “Notice of Change Period”) (it being understood and agreed that each material revision, amendment, update or supplement to the terms and conditions of such Superior Proposal, including any revision in price of financing, in each case during such three (3) business day period shall require a new written notice by the Partnership to Parent of any such material revision, amendment, update or supplement to the terms and conditions of such Superior Proposal, and such three (3) business day period shall be extended until the second (2nd) business day from the date of receipt of such additional notice by Parent), if requested by Parent, the Partnership and its Representatives use reasonable best efforts to engage in good faith negotiations with Parent and its Representatives, the intent and purpose of which is to amend this Agreement in such a manner that obviates the need for such Change of Recommendation or termination of this Agreement; and (E) at the end of such Notice of Change Period, such Acquisition Proposal has not been withdrawn, and the Partnership Managing GP Board reaffirms in good faith after consultation with its financial advisor and outside legal counsel that such

Acquisition Proposal continues to constitute a Superior Proposal (taking into account any changes to the terms of this Agreement proposed by Parent as a result of the negotiations required by clause (D) or otherwise); or

(ii) in response to an Intervening Event, only if: (A) the Partnership Managing GP Board determines in good faith, after consultation with its financial advisor and outside legal counsel, to effect a Change of Recommendation absent any revision to the terms and conditions of this Agreement; (B) following such meeting, the Partnership provides to Parent written notice (a “Notice of Intervening Event”) to the effect that the Partnership Managing GP Board has determined in good faith, after consultation with its financial advisor and outside legal counsel, that the Partnership Managing GP Board proposes to effect a Change of Recommendation absent any revision to the terms and conditions of this Agreement; (C) during the period from the time the Notice of Intervening Event is provided until 5:00 p.m., Central time, on the third business day immediately following the day on which the Partnership delivered the Notice of Intervening Event (such period, the “Notice of Intervening Event Period”) (it being understood and agreed that each material development with respect to an Intervening Event during such three (3) business day period shall require a new written notice by the Partnership to Parent of any such material development, and such three (3) business day period shall be extended until the second (2nd) business day from the date of receipt of such additional notice by Parent), if requested by Parent, the Partnership and its Representatives have engaged in good faith negotiations with Parent to amend this Agreement in such a manner that obviates the need for such Change of Recommendation; (D) the Partnership Managing GP Board has considered in good faith any revisions to the terms of this this Agreement proposed by Parent as a result of the negotiations contemplated by clause (C) or otherwise and (E) the Partnership Managing GP Board determines in good faith (taking into account any changes to the terms of this Agreement proposed by Parent as a result of the negotiations contemplated by clause (C) or otherwise), after consultation with its financial advisor and outside legal counsel, that the failure to make such a Change of Recommendation in response to such Intervening Event would be inconsistent with the directors’ duties under applicable Law and the Existing Partnership Agreement.

(f) Nothing in this Agreement shall prevent the Partnership Managing GP Board from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2 or Item 1012(a) of Regulation M-A under the Exchange Act or (ii) making any “stop-look-and-listen” communication or similar communication of the type contemplated pursuant to Rule 14d-9 under the Exchange Act; provided, however, that any such disclosure or communication in each of clause (i) or (ii) shall not by themselves constitute or be deemed to be a Change of Recommendation.

(g) As used in this Agreement:

(i) “Acceptable Confidentiality Agreement” means a confidentiality agreement to which the Partnership is a party, the material provisions of which, as they relate to confidentiality, are no less favorable in the aggregate to the Partnership than those contained in the Confidentiality Agreement; provided, however, that such confidentiality agreement shall not restrict compliance by the Partnership with the terms of this Section 5.4. For the avoidance of doubt, a joinder to an Acceptable Confidentiality Agreement pursuant to which a Third Party agrees to be bound by the confidentiality and use provisions of an Acceptable Confidentiality Agreement shall be an Acceptable Confidentiality Agreement;

(ii) “Acquisition Proposal” means any bona fide offer or proposal, whether or not in writing, or any bona fide written indication of interest, received from or made public by a Third Party contemplating any Acquisition Transaction;

(iii) “Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) (A) pursuant to which a Third Party, directly or indirectly, acquires (whether in a single transaction or a series of related transactions, and whether through merger, tender offer, exchange offer, business combination, consolidation or otherwise) assets of the Partnership and the Partnership Subsidiaries equal to 20% or more of the Partnership’s consolidated assets (based on their fair market value thereof) or to which 20% or more of the Partnership’s net revenues or earnings on a consolidated basis are attributable, (B) pursuant to which a Third Party (or its equityholders), directly or indirectly, acquires (whether in a single transaction or a series of related transactions, and whether through merger, tender offer, exchange offer, business combination, consolidation or otherwise) beneficial ownership (within the meaning of Section 13 under the Exchange Act) of 20% or more of any class of equity securities of the Partnership entitled to vote, (C) in which the Partnership or any of the Partnership Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such person, in either case, to a Third Party or (D) in which a Third Party, directly or indirectly, acquires beneficial ownership (within the meaning of Section 13 under the Exchange Act) of any of the equity securities of Partnership GP or Partnership Managing GP or in which the Partnership GP or Partnership Managing GP issues any securities (provided, for clarity, any ownership of securities of the Partnership or any of its equity holders shall not constitute beneficial ownership of any equity securities of Partnership GP or Partnership Managing GP);

(iv) “Intervening Event” means any material event, fact, circumstance, development or occurrence that is not known or reasonably foreseeable (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable), to or by the Partnership Managing GP Board as of the entry into this Agreement, which event, fact, circumstance, development, occurrence or material consequences becomes known to or by the Partnership Managing GP Board prior to obtaining the Partnership Unitholder Approval; provided, however, that such event, fact, circumstance, development or occurrence shall not constitute an Intervening Event if such event, fact, circumstance, development or occurrence results from or arises out of: (A) any changes in the unit price or trading volume of the Partnership Units or Parent Common Units or in the credit rating of Parent or the Partnership or any their respective Subsidiaries (provided, however, that the exception in this clause (A) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such change has resulted in an Intervening Event), (B) any Acquisition Proposal or (C) any Superior Proposal;

(v) “Superior Proposal” means a written Acquisition Proposal (with references in the definition of Acquisition Transaction contained in the definition of Acquisition Proposal to “20%” being deemed to be replaced with references to “50%”) that the Partnership Managing GP Board, or any committee thereof, determines, in good faith, after consultation with its outside legal counsel and its financial advisor, is (A) if accepted, reasonably likely to be consummated (or, alternatively, at least as likely as the Merger to be consummated), and (B) more favorable, from a financial point of view, to the holders of Partnership Common Units than the Merger and the transactions contemplated by this Agreement, after taking into account all factors that the Partnership Managing GP Board determined are relevant acting in a manner consistent with their duties under applicable Law and the Existing Partnership Agreement; and

(vi) “Third Party” means any person, including any “group” as defined in Section 13(d) of the Exchange Act, other than Parent or any of its affiliates or any “group” that includes Parent or any of its affiliates (it being understood and acknowledged, for the avoidance of doubt, ET and its affiliates shall not be a Third Party hereunder).

Section 5.5 Parent Non-Solicitation.

(a) Immediately following the execution and delivery of this Agreement, Parent and the Parent GP shall, and shall cause their respective directors, officers and Subsidiaries and their respective directors and officers to, and shall instruct their respective other Representatives to, promptly cease and cause to be terminated any solicitation, discussions or negotiations with any third party or its Representatives with respect to any Parent Acquisition Proposal or any other proposal, inquiry or offer that constitutes, or would reasonably be expected to lead to, result in or constitute a Parent Acquisition Proposal and terminate all physical and electronic data room access previously granted to any such third party or its Representatives, cease providing any further non-public information of the Parent GP, Parent and the Parent Subsidiaries to any such Third Party or its Representatives and request the return or destruction of any copies of, studies based upon or any extracts or summaries from, any non-public information of Parent and the Parent Subsidiaries in such person’s possession or control, in each case, in connection with any Parent Acquisition Proposal or any other proposal, inquiry or offer that constitutes, or would reasonably be expected to lead to, result in or constitute a Parent Acquisition Proposal. From the entry into this Agreement and prior to the earlier of the Effective Time and the Termination Date, each of the Parent GP and Parent shall not, and shall cause its respective directors, officers and Subsidiaries and their respective directors and officers not to, and shall instruct their respective other Representatives not to, directly or indirectly:

(i) solicit, initiate, propose, knowingly facilitate or knowingly encourage any Parent Acquisition Proposals or any proposal, inquiry or offer that would reasonably be expected to lead to, result in or constitute a Parent Acquisition Proposal;

(ii) furnish to any third party or its Representatives any non-public information relating to Parent, the Parent GP or the Parent Subsidiaries or afford to such person access to the business, properties, assets, books, records or other non-public information, or to the personnel, of Parent or the Parent Subsidiaries, in any case, in connection with a Parent Acquisition Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to, result in or constitute a Parent Acquisition Proposal;

(iii) enter into, participate in or otherwise engage in any discussions or negotiations with any third party or its Representatives with respect to any Parent Acquisition Proposal or any other proposal, inquiry or offer that constitutes, or would reasonably be expected to lead to, result in or constitute a Parent Acquisition Proposal (it being understood that notifying any person of the existence of this Section 5.5 shall not be a breach of this Section 5.5);

(iv) adopt, approve, endorse or recommend any Parent Acquisition Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to, result in or constitute a Parent Acquisition Proposal; and

(v) enter into any agreement in principle, letter of intent or other contract in respect of a Parent Acquisition Proposal or Parent Acquisition Transaction with a third party.

(b) From the entry into this Agreement and prior to the earlier of the Effective Time and the Termination Date, the Parent GP and Parent will be required to enforce, and will not be permitted to waive, terminate or modify, any provision of any standstill, confidentiality or similar agreement that prohibits or purports to prohibit any Parent Acquisition Proposal being made.

(c) The Parent GP and/or Parent shall (i) promptly (and in any event within one (1) business day after receipt thereof) notify the Partnership of any Parent Acquisition Proposal received by the Parent GP or Parent, any Parent Subsidiary or, to the knowledge of Parent, any of their respective Representatives, which notice shall be provided in writing, and which shall identify the material terms and conditions thereof (and, thereafter, any material change to the terms thereof) and the third party making such Parent Acquisition Proposal; and (ii) keep the Partnership reasonably informed on a reasonably current basis of the status and any material developments (including all material amendments or material proposed amendments, whether or not in writing) regarding any Parent Acquisition Proposal or any material change to the terms of any such Parent Acquisition Proposal.

(d) As used in this Agreement:

(i) “Parent Acquisition Proposal” means any bona fide offer or proposal, whether or not in writing, or any bona fide written indication of interest, received from or made public by a third party contemplating any Parent Acquisition Transaction; and

(ii) “Parent Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) (A) pursuant to which a third party, directly or indirectly, acquires (whether in a single transaction or a series of related transactions, and whether through merger, tender offer, exchange offer, business combination, consolidation or otherwise) assets of Parent and the Parent

Subsidiaries equal to 25% or more of Parent’s consolidated assets (based on their fair market value thereof) or to which 25% or more of Parent’s net revenues or earnings on a consolidated basis are attributable, (B) pursuant to which a third party, directly or indirectly, acquires (whether in a single transaction or a series of related transactions, and whether through merger, tender offer, exchange offer, business combination, consolidation or otherwise) beneficial ownership (within the meaning of Section 13 under the Exchange Act) of 25% or more of any class of equity securities of Parent entitled to vote, (C) in which Parent or any of the Parent Subsidiaries issues securities representing more than 25% of the outstanding securities of any class of voting securities of such person, in either case, to a Third Party or (D) in which a third party, directly or indirectly, acquires beneficial ownership (within the meaning of Section 13 under the Exchange Act) of any of the equity securities of the Parent GP or in which the Parent GP issues any securities (provided, for clarity, any ownership of securities of Parent or any of its equity holders shall not constitute beneficial ownership of any equity securities of Parent GP).

Section 5.6 Filings; Partnership Unitholders’ Meeting.

(a) Promptly following the entry into this Agreement (but in no event later than 30 business days following the date hereof) Parent and the Partnership shall jointly prepare and file with the SEC the Form S-4, which will include the Proxy Statement/Prospectus. Subject to Section 5.4, the Partnership shall include the Partnership Recommendation in the Proxy Statement/Prospectus. Each of Parent and the Partnership shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Form S-4 effective for so long as necessary to consummate the Merger and the transactions contemplated hereby. The Partnership will use reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to the holders of Partnership Common Units as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act. Parent shall also take any action required to be taken under any applicable state securities laws in connection with the issuance and reservation of Parent Common Units in the Merger, and the Partnership shall furnish all information concerning the Partnership and the holders of Partnership Common Units and Partnership Preferred Units, or holders of a beneficial interest therein, as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Form S-4 or the Proxy Statement/Prospectus will be made by Parent or the Partnership, as applicable, without providing the other party a reasonable opportunity to review and comment thereon.

(b) Parent or the Partnership, as applicable, will advise the other promptly after the receipt of any comments of the staff of the SEC with respect to the Form S-4 or the Proxy Statement/Prospectus and of any request by the staff of the SEC for any amendment or supplement thereto or for additional information, and shall promptly provide Parent or the Partnership, as applicable, with copies of all correspondence between Parent or the Partnership, as applicable, and the staff of the SEC with respect to the Form S-4 or the Proxy Statement/Prospectus (including a summary of any substantive oral conversations). Each of Parent and the Partnership shall use their reasonable best efforts to promptly provide responses to the SEC with respect to all comments of the SEC received on the Form S-4 or the Proxy Statement/Prospectus. Parent or the Partnership, as applicable, shall use its reasonable best efforts to have the comments of the SEC (if any) on the Form S-4 or the Proxy Statement/Prospect (and any supplement or amendment thereto) addressed to the satisfaction of the staff of the SEC as promptly as practicable.

(c) Parent or the Partnership, as applicable, will advise the other promptly after it receives oral or written notice of the time when the Form S-4 has become effective under the Securities Act (the “SEC Clearance Date”), the issuance of any stop order, the suspension of the qualification of the Parent Common Units issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission.

(d) If at any time prior to the Effective Time any information relating to Parent or the Partnership, or any of their respective affiliates, officers or directors, is discovered by Parent or the Partnership which should be set forth in an amendment or supplement to any of the Form S-4 or the Proxy Statement/Prospectus, so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the holders of Partnership Common Units.

(e) The Partnership, commencing upon the initial submission to the SEC of the Form S-4, shall, until it has established a record date, on a bi-weekly basis, instruct its Representatives to run a broker search for a deemed record date of 20 business days after the date of such search. The Partnership, Partnership GP and Partnership Managing GP shall use reasonable best efforts to (i) duly establish the earliest practicable record date for determining Partnership unitholders entitled to vote at the Partnership Unitholders’ Meeting in accordance with the Partnership Organizational Documents, (ii) promptly following the SEC Clearance Date, duly establish the earliest practicable date for a meeting of holders of Partnership Common Units to obtain the Partnership Unitholder Approval (the “Partnership Unitholders’ Meeting”) in accordance with the Partnership Organizational Documents, and in any event within 40 days after the date the definitive Proxy Statement/Prospectus is first mailed to Partnership unitholders (unless a later date is required by applicable Law or the Existing Partnership Agreement) and (iii) promptly following the SEC Clearance Date, subject to Section 5.4, solicit proxies to obtain the Partnership Unitholder Approval at the Partnership Unitholders’ Meeting; provided, however, that the Partnership may postpone or adjourn the Partnership Unitholders’ Meeting (A) in compliance with applicable Laws if (1) there are holders of an insufficient number of Partnership Common Units present or represented by proxy at the Partnership Unitholders’ Meeting to constitute a quorum at such meeting (in which case the Partnership shall, and shall cause its proxy solicitor to use reasonable best efforts to, solicit as promptly as practicable the presence, in person or by proxy of a quorum), but only until there are a sufficient number of Partnership Common present or represented by proxy at the Partnership Unitholders’ Meeting to obtain such a quorum, (2) on a date for which the Partnership Unitholders’ Meeting is scheduled, the Partnership has not received proxies representing a sufficient number of Partnership Common Units and Partnership Preferred Units to obtain the Partnership Unitholder Approval, in order to solicit additional proxies from holders of Partnership Common Units for the purposes of obtaining the Partnership Unitholder Approval, but only until there are a sufficient number of Partnership Common Units present or represented by proxy at the Partnership Unitholders’ Meeting to obtain the Partnership Unitholder Approval or (3) to the extent it could reasonably be expected to be necessary to ensure that any supplement or amendment to the Proxy Statement/Prospectus that is required by applicable Laws is disclosed to the holders of Partnership Common Units; provided, however, that with respect to postponement in the case of clauses (1) and (2), the Partnership GP shall not change the record date for the Partnership Unitholders’ Meeting without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed); and (B) with Parent’s prior written consent. Notwithstanding the foregoing, in the event the Partnership postpones or adjourns the Partnership Unitholders’ Meeting pursuant to the foregoing sentence, the Partnership shall use its reasonable best efforts to reconvene and hold a Partnership Unitholders’ Meeting as promptly as reasonably practicable. Subject to Section 5.4, the Partnership shall use its reasonable best efforts to obtain the Partnership Unitholder Approval, including soliciting proxies therefor.

Section 5.7 Employee Matters.

(a) Following the Effective Time and until the first anniversary of the Closing Date (or, if earlier, the date of termination of employment of an applicable Current Employee), Parent shall, or shall cause one of its Subsidiaries to, provide the individuals who are employed by the Partnership or any of the Partnership Subsidiaries immediately before the Effective Time (the “Current Employees”) and who continue employment during such time period with (i) annual base salary or hourly wage rate (as applicable) that is no less favorable than the annual base salary or hourly wage rate (as applicable) provided to such Current Employees immediately prior to the Effective Time, (ii) a target annual cash incentive compensation opportunity (expressed as a percentage of base salary) and a target long-term incentive compensation opportunity (expressed as a percentage of base salary) that, together in the aggregate, are no less favorable than the target annual cash incentive compensation opportunity (expressed as a percentage of base salary) and target long-term incentive compensation opportunity (expressed as a percentage of base salary) that, together in the aggregate, were provided to such Current Employees immediately prior to the Effective Time, and (iii) employee benefits (excluding any defined benefit and supplemental pensions, retiree or post-termination health or welfare benefits, and retention or change in control payments or other special or one-time awards (collectively, the “Excluded Benefits”)) that are substantially comparable in the aggregate to the other compensation and employee benefits (subject to the same exclusions) provided to similarly situated employees of Parent and its Subsidiaries. In the event that, following the Effective Time and until the second anniversary of the Closing Date, a Current Employee experiences a severance-qualifying termination of employment as described on Section 5.7(a) of the Partnership Disclosure Schedule, such Current Employee shall be entitled to severance benefits pursuant to the formula set forth on Section 5.7(a) of the Partnership Disclosure Schedule, subject to such Current Employee’s execution of a customary release and waiver of claims (which shall not include any restrictive covenants); provided, however, that such Current Employee is not otherwise entitled to receive severance benefits under any employment, severance, change in control, retention or similar agreement or arrangement between such Current Employee and the Partnership or any of its affiliates. Parent shall honor and comply with, or cause its applicable Subsidiary to honor and comply with, the severance agreements set forth on Section 5.7(a) of the Partnership Disclosure Schedule.

(b) For purposes of vesting, eligibility to participate and determining levels of benefits (but not for any purposes under any plan or program providing for Excluded Benefits and, with respect to benefit accrual, solely to the extent that past service with Parent and its Subsidiaries is credited for similarly situated employees of Parent and its Subsidiaries) under the Benefit Plans of Parent and its Subsidiaries providing benefits (other than those providing Excluded Benefits) to Current Employees after the Effective Time (the “New Plans”), each Current Employee shall be credited with his or her years of service with the Partnership and the Partnership Subsidiaries and their respective predecessors before the Effective Time, to the same extent and for the same purpose as such Current Employee was entitled, before the Effective Time, to credit for such service under any similar Partnership Benefit Plan in which such Current Employee participated or was eligible to participate immediately prior to the Effective Time; provided, however, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits, compensation or coverage with respect to the same period of service; provided, further, that such service shall only be taken into account to the extent service with Parent and its Subsidiaries is credited for similarly situated employees under any New Plan. In addition, and without limiting the generality of the foregoing, for the plan year that includes the Closing Date, Parent shall, and shall cause its Subsidiaries (as applicable) to provide that (i) each Current Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Partnership Benefit Plan in which such Current Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), (ii) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Current Employee cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Current Employee and his or her covered dependents, unless and to the extent the individual, immediately prior to entry in the New Plans, was subject to the same such conditions under the comparable Old Plans, (iii) credit amounts paid under any Old Plan providing medical, dental, pharmaceutical or vision benefits under any corresponding New Plan for purposes of applying the corresponding deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the New Plan with respect to the plan year in which the Effective Time occurs and (iv) assume and honor all accrued, unused vacation and paid time off accrued by the Current Employees prior to the Effective Time.

(c) If requested by Parent not later than five (5) business days prior to the Effective Time, subject to the terms of any such Partnership Benefit Plan and applicable Law, the Partnership shall (i) terminate any Partnership Benefit Plan qualified under Section 401(a) of the Code and containing a Code Section 401(k) cash or deferred arrangement (a “Partnership 401(k) Plan”), (ii) fully vest each Current Employee in his or her account balance in such Partnership 401(k) Plan, and (iii) make or cause to be made to the Partnership 401(k) Plan all employer contributions that would have been made on behalf of the Current Employees had the transaction contemplated by this Agreement not occurred, regardless of any service or end-of-year employment requirements, but prorated for the portion of the plan year that ends on the Closing Date, in each case, effective at least one day prior to the Closing Date (the “ERISA Effective Date”). Prior to the ERISA Effective Date, the Partnership shall provide Parent with draft resolutions of the Partnership Managing GP Board or, as applicable, the Board of Directors of the applicable Partnership Subsidiaries authorizing such termination and amending any such Partnership 401(k) Plan commensurate with its termination to the extent necessary to comply with all applicable Laws for Parent’s review and comment (which comments shall be considered in good faith by the Partnership), and shall provide Parent with duly executed versions of such documentation no later than the ERISA Effective Date. If the Partnership 401(k) Plan is terminated pursuant to this Section 5.7(c), then as of immediately after the Effective Time, Parent shall permit all Current Employees who were eligible to participate in the Partnership 401(k) Plan as of immediately prior to the Effective Time to participate in a 401(k) plan maintained by Parent or an affiliate thereof, and Parent shall, or shall cause the applicable affiliate thereof to permit each such Current Employee to elect to transfer his or her account balance (including notes in respect of outstanding loans) when distributed from the terminated Partnership 401(k) Plan to Parent’s 401(k) plan.

(d) Nothing in this Section 5.7 shall be construed as the establishment of an amendment of, or undertaking to amend, any Benefit Plan or to prevent the amendment, modification or termination of any Benefit Plan or any other compensation or benefit plan, program, policy, agreement or arrangement. Nothing in this Section 5.7 shall limit the right of Parent, the Surviving Entity or any of their Subsidiaries to terminate the employment of any Partnership Employee at any time. Without limiting the generality of Section 8.13, the provisions of this Section 5.7 are solely for the benefit of the parties to this Agreement, and no current or former director, officer, employee, other service provider or independent contractor or any other person shall be a third-party beneficiary of this Agreement, and nothing herein shall be construed as an amendment, modification or termination to any Partnership Benefit Plan, each Benefit Plan sponsored, maintained, contributed to or required to be contributed to by Parent or any of its Subsidiaries, or under which Parent or any of its Subsidiaries has any material liability (contingent or current), or other compensation or benefit plan, program, policy, agreement or arrangement (including any New Plan) for any purpose.

Section 5.8 Regulatory Approvals; Efforts.

(a) Subject to the terms and conditions set forth in this Agreement, each of the parties shall use (and shall cause its controlled affiliates and use reasonable best efforts to cause its other affiliates to use) its reasonable best efforts to promptly take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Regulatory Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to: (i) obtain all necessary actions or nonactions, waivers, clearances, consents and approvals, including the Partnership Approvals and the Parent Approvals, from Governmental Authorities and make all necessary registrations, notifications and filings and take other steps as may be necessary to obtain an action or nonaction, waiver, clearance, expiration or termination of waiting period, consent or approval from, or to avoid an action or proceeding by, any Governmental Authority, in each case as promptly as practicable, (ii) obtain all necessary consents, approvals or waivers from third parties other than any Governmental Authority, in each case as promptly as reasonably practicable, and (iii) execute and deliver any additional instruments necessary to consummate the transactions contemplated by this Agreement.

(b) Subject to the terms and conditions herein provided and without limiting the foregoing, each of the parties, as applicable, shall (and, if applicable, shall cause its controlled affiliates and use reasonable best efforts to cause its other affiliates to) (i) as promptly as practicable (and in any event not more than ten business days) after the date hereof, make an appropriate filing under the HSR Act, (ii) make available to the other parties such information as the other parties may reasonably request in order to file any required notification under the HSR Act, (iii) keep the other parties apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other parties with copies of notices or other communications or correspondence with any third party or any Governmental Authority (or members of their respective staffs) with respect to such transactions; and (iv) permit counsel for the other parties a reasonable opportunity to review and provide comments on any proposed communication or submission to a Governmental Authority in connection with the transactions contemplated hereby thereon, and consider in good faith the views of the other parties in connection therewith; provided, however, that materials required to be provided pursuant to this Section 5.8(b) may be redacted (A) to remove references concerning valuation or consideration of the Merger or, in the case of the Partnership, any Acquisition Proposal, Acquisition Transaction, Superior Proposal or Change of Recommendation, (B) as necessary to comply with contractual arrangements, (C) as necessary to comply with applicable Law, and (D) as necessary to address reasonable privilege or confidentiality concerns; provided further, that a party may reasonably designate any competitively sensitive material provided to another party under this Section 5.8 as “Outside Counsel Only.”

(c) In furtherance and not in limitation of the foregoing, each of the parties shall (and shall cause its controlled affiliates and use reasonable best efforts to cause its other affiliates to) use their reasonable best efforts to satisfy the conditions to Closing identified in Section 6.1 of this Agreement, including (i) making an appropriate response to any request for information or documentary material (including any “second request” under the HSR Act) regarding the transactions contemplated by this Agreement from any relevant Governmental Authority and (ii) using reasonable best efforts to assist and cooperate in doing all things necessary, proper or advisable to consummate and make effective the transactions as soon as reasonably practicable, and in any event, prior to the End Date.

(d) If any claim, action or proceeding, including by any Governmental Authority or a private party, is instituted (or threatened) challenging or seeking to restrain, prohibit or place conditions on the consummation of the transactions contemplated by this Agreement, including the Merger, or the ownership or operation by Parent, the Partnership or any of their respective controlled affiliates of all or any portion of their respective businesses as presently conducted and as currently proposed to be conducted, each of the parties (and their Subsidiaries and controlled affiliates) shall defend or contest, including through litigation or other means, any objection to, or claims, actions or proceeding challenging, the consummation of the transactions contemplated by this Agreement, and to have vacated, lifted, reversed or overturned any Legal Restraint that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement, including the Merger.

(e) Without limiting Parent’s other obligations under this Section 5.8, Parent and Parent GP shall be entitled to direct the defense of this Agreement and the transactions contemplated hereby before any Governmental Authority and take the lead in the scheduling of, and strategic planning for, any meetings with, and the conducting of negotiations with, Governmental Authorities regarding (i) the expiration or termination of any applicable waiting period relating to the Merger under the HSR Act or (ii) obtaining any consent, approval, waiver, clearance, authorization or permission from a Governmental Authority; provided that Parent and Parent GP shall consider the input of the Partnership in good faith with respect to such defense, scheduling, strategic planning and conducting of negotiations; provided, further, that Parent or any of its affiliates shall not extend any waiting period under the HSR Act or under any other Regulatory Law or enter into any agreement with any Governmental Authority not to consummate or to delay consummation of the transactions contemplated by this Agreement without the prior written consent of the Partnership, which, in the case of the extending any such waiting period, shall not be unreasonably withheld. Each party hereto shall (and shall cause its controlled affiliates and use reasonable best efforts to cause its other affiliates to) (i) notify the other parties of any communication with respect to this Agreement and the transactions contemplated hereby received from any Governmental Authority, and, subject to applicable Law, permit the other parties to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed communication with respect to this Agreement and the transactions contemplated hereby to any Governmental Authority, (ii) promptly furnish the other parties with copies of all correspondence, filings, and written communications between it and its Representatives, on the one hand, and such Governmental Authority, on the other hand, with respect to this Agreement and the transactions contemplated hereby, (iii) not participate in any meeting, teleconference, videoconference, or discussion with any Governmental Authority in connection with the transactions contemplated by this Agreement unless it consults with the other parties in advance and, to the extent not prohibited by such Governmental Authority, gives the other parties the opportunity to attend and participate, and (iv) furnish the other parties with copies of all correspondence, filings, and communications (and memoranda setting forth the substance thereof) between them and their affiliates and their respective Representatives, on the one hand, and any Governmental Authority or members or their respective staffs, on the other hand, with respect to any competition or antitrust matters in connection with this Agreement.

(f) Notwithstanding anything to the contrary in this Agreement but subject to the remainder of this Section 5.8(f), each of Parent and Parent GP agrees, and shall cause their respective Subsidiaries and controlled affiliates, to take any and all steps necessary to (and each of the Partnership, Partnership GP and Partnership Managing GP agrees, and shall cause the other Partnership Subsidiaries and their respective affiliates, as necessary, to cooperate with Parent to) eliminate each and every impediment under any Antitrust Law that is asserted by any Governmental Authority so as to enable the parties to consummate the Closing as promptly as reasonably practicable and, in any event, no later than the End Date, including by (i) selling, divesting, licensing, transferring or otherwise disposing of any businesses, assets, equity interest, product lines, or properties of the Partnership and the Partnership Subsidiaries and Parent and the Parent Subsidiaries, in an amount not to exceed a book value of $750 million (the “Threshold”) (it being understood that, so long as the Threshold is in effect, Parent and Parent GP shall have no obligation under this Section 5.8 or otherwise under this Agreement to sell divest, license, transfer or dispose of any businesses, assets, equity interest, product lines, or properties of the Partnership and the Partnership Subsidiaries and Parent and the Parent Subsidiaries, with an aggregate book value in excess of the Threshold), (ii) creating, terminating, modifying or amending any agreements, relationships, rights or obligations of the Partnership and the Partnership Subsidiaries and Parent and the Parent Subsidiaries, or (iii) taking (or agreeing to take) any other action that would limit the freedom of action with respect to the businesses, assets or properties of the Partnership and the Partnership Subsidiaries and Parent and the Parent Subsidiaries, except for any action described in clause (ii) or (iii) that would reasonably be expected to have a material adverse effect on Parent, the Partnership and their respective Subsidiaries, taken as a whole following the Closing; provided, however, that, without in any way limiting Parent or the Partnership (or their respective Subsidiaries’ and affiliates’) obligations under this Section 5.8, (x) none of the Partnership, Partnership GP or Partnership Managing GP shall cause the Partnership and other Partnership Subsidiaries to take or agree to take any of the actions described in the foregoing clauses (i), (ii) and (iii) without the prior written approval of Parent, (y) no party is required to take any of the actions described in the foregoing clauses (i), (ii) and (iii) with respect to the Partnership and the Partnership Subsidiaries or Parent and the Parent Subsidiaries that is not conditioned upon the Closing, and (z) to the extent that Parent or Parent GP or any of their subsidiaries or affiliates acquire, or enter into any agreement to acquire, or enter into any joint venture arrangements with respect to, any other person, assets or business (whether by merger, consolidation with or purchase of a substantial portion of the assets of or the equity in, or by any other manner) that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger to a date past the End Date (after giving effect to potential extensions thereof in accordance with this Agreement), the Threshold set forth in clause (i) above shall be of no further force or effect (provided, that this clause (z) shall not limit any remedy the Partnership may have for a breach of Section 5.26 with respect to any such transaction by the Parent GP, Parent or any of their respective Subsidiaries); and, further provided, however, that notwithstanding anything to the contrary in this Section 5.8(f) or elsewhere in this Agreement, Parent and Parent GP shall have no obligation to agree to or accept any requirement for any affiliate of Parent (other than Parent, Parent GP or any of their respective Subsidiaries) to provide prior notice to, or obtain approval from, any governmental agency, body, authority or entity with respect to a future acquisition transaction.

Section 5.9 Takeover Statutes. If any takeover law may become, or may purport to be, applicable to the Merger or any other transactions contemplated hereby, each of the Partnership Parent and Parent GP shall and shall cause their respective Subsidiaries and use reasonable best efforts to cause their respective other affiliates to grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 5.10 Public Announcements. Parent and the Partnership shall use reasonable best efforts to develop a joint communications plan and each party shall use reasonable best efforts to ensure that all press releases and other public statements with respect to the transactions contemplated hereby following the entry into this Agreement, which shall be consistent with such joint communications plan. Unless otherwise required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, each party shall consult with each other before issuing any press release or public statement with respect to the Merger and, subject to the requirements of applicable Law or the rules of any securities exchange, shall not issue any such press release or public statement without the prior written consent of Parent or the Partnership, as applicable. In the event any public disclosure is required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, the disclosing party will endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to Parent and/or the Partnership, as applicable, to review and comment upon such press release or other announcement or disclosure in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto. Notwithstanding anything in this Section 5.10 to the contrary, each party shall be permitted to issue press releases or make public announcements or disclosure (a) with respect to any Acquisition Proposal or Acquisition Transaction or a Change of Recommendation not in breach of Section 5.4(e) or any litigation between the parties relating to this Agreement, and (b) that is consistent with previous press releases, public disclosures or public statements made by any party in compliance with this Section 5.10.

Section 5.11 Indemnification and Insurance.

(a) For a period of six (6) years after the Effective Time, Parent shall cause the Surviving Entity and its Subsidiaries to indemnify and hold harmless, and provide advancement of expenses to, their respective current or former directors and officers and any person who becomes a director or officer of any of the Partnership or the Partnership Subsidiaries prior to the Effective Time (the “Indemnified Parties”) to the fullest extent that applicable Laws permit such Surviving Entity to indemnify its own directors and officers. In addition, for a period of six (6) years after the Effective Time, Parent shall cause to be maintained in effect (i) the provisions regarding elimination of liability, indemnification of officers, directors and employees and advancement of expenses in the Partnership Organizational Documents and the organizational documents of the Partnership Subsidiaries and (ii) any indemnification agreement of the Partnership, the Partnership GP or a Partnership Subsidiary with any Indemnified Party in existence as of the entry into this Agreement, except to the extent that such agreement provides for an earlier termination, in each case, that are in existence as of the entry into this Agreement, and no such provision shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the other transactions contemplated by this Agreement).

(b) For a period of six (6) years following the Effective Time, the Surviving Entity shall cause to be maintained in effect the existing policy of the Partnership’s and/or the Partnership Managing GP’s directors’ and officers’ liability insurance (or a comparable replacement policy) (the “D&O Policy”) covering claims arising from facts or events that occurred at or prior to the Effective Time to the extent that such claims are of the type covered by the D&O Policy (including for acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby to the extent that such acts or omissions are covered by the D&O Policy) and covering each Indemnified Party who is covered as of the Effective Time by the D&O Policy, in any case on terms with respect to coverage and amounts that are no less favorable in the aggregate than those terms in effect on the date hereof; provided, that in no event shall Parent or the Surviving Entity be required to expend in any one year an amount in excess of 300% of the larger of the current annual premium paid by the Partnership for such insurance (the larger such 300% amount, the “Maximum Annual Premium”); and

provided further, that if the annual premium of such insurance coverage exceeds the Maximum Annual Premium, Parent and the Surviving Entity shall be obligated to obtain a policy with the greatest comparable coverage available for a cost not exceeding the Maximum Annual Premium. Notwithstanding anything to the contrary in this Agreement, in lieu of its obligations under the first sentence of this Section 5.11(b), Parent or the Partnership may purchase a six (6)-year “tail” prepaid policy on the D&O Policy on terms with respect to coverage and amounts no less favorable in the aggregate than the D&O Policy, and in the event that Parent or the Partnership purchases such a “tail” policy, Parent or the Surviving Entity, as applicable, shall maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other applicable obligations of the Surviving Entity under the first sentence of this Section 5.11(b) for so long as such “tail” policy shall be maintained in full force and effect (provided, that such obligations shall not be deemed satisfied if such “tail” policy is not in effect at least six (6) years from the Effective Time).

(c) The obligations under this Section 5.11 shall not be terminated, amended or otherwise modified in such a manner as to adversely affect any Indemnified Party (or any other person who is a beneficiary under the D&O Policy or the “tail” policy referred to in Section 5.11(b) and any of such person’s heirs and Representatives) without the prior written consent of such affected Indemnified Party or other person who is a beneficiary under the D&O Policy or the “tail” policy referred to in Section 5.11(b) (and, after the death of any of the foregoing persons, such person’s heirs and Representatives). Each of the Indemnified Parties or other persons who are beneficiaries under the D&O Policy or the “tail” policy referred to in Section 5.11(b) (and, after the death of any of the foregoing persons, such person’s heirs and Representatives) are intended to be third party beneficiaries of this Section 5.11, with full rights of enforcement as if a party thereto. The rights of the Indemnified Parties (and other persons who are beneficiaries under the D&O Policy or the “tail” policy referred to in Section 5.11(b) (and their heirs and Representatives)) under this Section 5.11 shall be in addition to, and not in substitution for, any other rights that such persons may have under the certificate of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Partnership or any Partnership Subsidiaries, or applicable Laws (whether at law or in equity).

(d) In the event that the Surviving Entity or any of its Subsidiaries (or any of their respective successors or assigns) shall consolidate or merge with any other person and shall not be the continuing or surviving entity in such consolidation or merger, then in each case, to the extent necessary to protect the rights of the Indemnified Parties and other persons who are beneficiaries under the D&O Policy or the “tail” policy referred to in Section 5.11(b) (and their respective heirs and Representatives), proper provision shall be made so that the continuing or surviving corporation or Entity (or its successors or assigns, if applicable) shall assume the obligations set forth in this Section 5.11.

Section 5.12 Control of Operations. Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (a) nothing contained in this Agreement shall give Parent or the Partnership, directly or indirectly, the right to control or direct the other party’s operations prior to the Effective Time and (b) prior to the Effective Time, each of the Partnership and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.13 Section 16 Matters. Prior to the Effective Time, Parent, the Partnership, Partnership GP and Partnership Managing GP shall take all such steps as may be required to cause any dispositions of Partnership Units (including derivative securities with respect to Partnership Units) or acquisitions of Parent Units (including derivative securities with respect to Parent Units) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Partnership or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.14 Intended Tax Treatment.

(a) Parent and the Partnership each acknowledge and agree that, for U.S. federal and applicable state and local income tax purposes, (i) the Merger is intended to be treated as an exchange described in

Section 721(a) of the Code pursuant to which the holders of Partnership Common Units contribute such Partnership Common Units to Parent in exchange for Parent Common Units pursuant to the Merger, (ii) neither the Partnership nor any partner of the Partnership is intended to recognize gain for U.S. federal income tax purposes in connection with the Merger (other than (x) gain resulting from (A) any decrease in a partner’s share of partnership liabilities (as determined pursuant to Section 752 of the Code and the Treasury Regulations promulgated thereunder), (B) the receipt of cash in lieu of fractional Parent Common Units, (C) any distribution of cash or property by Parent (other than to the extent such distribution qualifies as an “operating cash flow distribution” within the meaning of Treasury Regulations Section 1.707-4(b)(2)), (D) any sale of Parent Units pursuant to Section 2.5 or (E) the Special Distribution, or (y) in the case of any non-U.S. holder of Partnership Common Units, gain subject to tax as a result of the application of Section 897, Section 1445 or 1446 of the Code and the Treasury Regulations thereunder), and (iii) the Special Distribution is intended to be treated as a payment of a distribution under Section 731 of the Code from the Partnership to holders of Partnership Common Units (clauses (i) through (iii), the “Intended Tax Treatment”). Except to the extent required to do so as a result of a “determination” as defined in Section 1313(a) of the Code, each of Parent and the Partnership will not (and will cause its respective controlled affiliates not to) make any tax filings or otherwise take any position inconsistent with the Intended Tax Treatment or Section 5.14(e) and will (and will cause its respective controlled affiliates to) cooperate with the other party to make any filings, statements or reports required to effect, disclose or report the Intended Tax Treatment.

(b) Each of Parent and the Partnership will (and will cause its respective controlled affiliates to) use its reasonable best efforts to cause the Merger to qualify for the Intended Tax Treatment, and will not take or knowingly fail to take (and will cause its respective controlled affiliates not to take or knowingly fail to take) any actions if such actions or the failure to take such actions would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment. Each of Parent and the Partnership shall notify the other party promptly after becoming aware of any fact or circumstance that could reasonably be expected to (i) cause the Merger to fail to qualify for the Intended Tax Treatment or (ii) prevent or impede the receipt of any of the Required Tax Opinions.

(c) Each of Parent and the Partnership will use its reasonable best efforts and will reasonably cooperate with one another to obtain the opinions of counsel referred to in Section 6.1(d), Section 6.1(e), Section 6.2(e) and Section 6.2(f) (the “Required Tax Opinions”). In connection therewith, (i) Parent shall deliver to requisite counsels (A) in connection with the opinions of counsel referred to in Section 6.1(d), Section 6.1(e) and Section 6.2(f), one or more duly executed certificates in form and substance reasonably satisfactory to such counsels containing such customary representations as shall be reasonably necessary or appropriate to enable such counsels to render such Required Tax Opinions and (B) in connection with the opinion of counsel referred to in Section 6.2(e), a duly executed certificate in form and substance consistent with the certificate set forth in Section 5.14(c) of the Parent Disclosure Schedule (the certificates referenced in clause (A) and (B) together, the “Parent Tax Certificates”) and (ii) the Partnership shall deliver to requisite counsels (A) in connection with the opinions of counsel referred to in Section 6.1(d), Section 6.1(e) and Section 6.2(f), one or more duly executed certificates in form and substance reasonably satisfactory to such counsels containing such customary representations as shall be reasonably necessary or appropriate to enable such counsels to render such Required Tax Opinions and (B) in connection with the opinion of counsel referred to in Section 6.2(e), a duly executed certificate in form and substance consistent with the certificate forth in Section 5.14(c) of the Partnership Disclosure Schedule (the certificates referenced in clause (A) and (B) together, the “Partnership Tax Certificates”), in each case dated as of the Closing Date (and, if requested, Parent and the Partnership shall deliver such certificates to requisite counsels in connection with any opinions to be filed in connection with the Form S-4, dated as of the date of such opinions), and Parent and the Partnership shall provide such other information as shall be reasonably requested by counsels for purposes of rendering the Required Tax Opinions (or any opinions to be filed in connection with the Form S-4).

(d) Subject to the following sentence, Parent shall prepare and file any U.S. federal (and applicable state and local) income Tax Returns for the Partnership and its Subsidiaries for the tax year including the Closing

Date (and any prior years for which such Tax Returns are required to be filed after the Effective Time) in accordance with the past practices of the Partnership or such Subsidiaries. The Partnership and Parent agree that all items of income, gain, loss, deduction and credit of the Partnership (and any Subsidiary of the Partnership that is treated as a partnership for U.S. federal income tax purposes) for the taxable year during which the Closing Date occurs will be allocated between (i) the portion of such taxable year that ends on the Closing Date and (ii) the portion of such taxable year that begins on the date immediately after the Closing Date using an interim closing of the books pursuant to Section 706 of the Code.

(e) Parent shall cause the Partnership to remain treated as a partnership, for U.S. federal income tax purposes, that is regarded as separate from Parent, making the assumptions set forth in Section 5.14(e) of the Partnership Disclosure Schedule, from immediately prior to the Effective Time until a date that is at least one (1) year following the Closing.

Section 5.15 Partnership Credit Agreement; Partnership Receivables Financing Agreement.

(a) The Partnership shall, prior to the Closing, following a request in writing by Parent, (i) deliver (or cause to be delivered) notices of prepayment or termination of the Partnership Credit Agreement and Partnership Receivables Financing Agreement (which notices shall be conditioned upon the consummation of the Closing) within the time periods required thereunder and (ii) take all other actions reasonably required to facilitate the termination of the commitments thereunder and the release of any Liens and termination of all guarantees granted in connection therewith, in each case on the Closing Date, subject to the payment by the Partnership of the Payoff Amount pursuant to Section 5.15(b); and

(b) The Partnership shall, at least one (1) business day prior to the Closing Date, following a request in writing by Parent, deliver or cause to be delivered to Parent in escrow (subject to release on the Closing Date) customary payoff letters, in form reasonably acceptable to Parent, from the administrative agent and collateral agent under the Partnership Credit Agreement and from the administrative agent and collateral agent under the Partnership Receivables Financing Agreement (each, a “Payoff Letter”), specifying the total payment required to be made as of the Closing Date to repay in full all obligations under each of the Partnership Credit Agreement and the Partnership Receivables Financing Agreement (including interest, premiums, penalties, make-whole payments, breakage costs and other fees and expenses (if any) that are required to be paid by the Partnership or any Partnership Subsidiary as a result of such repayment on the Closing Date), together with pay-off instructions for making such repayment on the Closing Date (such amounts under the Partnership Credit Agreement and the Partnership Receivables Financing Agreement collectively, the “Payoff Amount”). Parent shall provide (or cause to be provided) all funds to pay the Payoff Amount set forth in the Payoff Letters on the Closing Date.

Section 5.16 Stock Exchange Listing. Parent shall cause the Parent Units to be issued in the Merger and such other Parent Units to be reserved for issuance in connection with the Merger to be approved for listing on the NYSE, subject to official notice of issuance, as promptly as reasonably practicable, and in any event prior to the Closing Date. Prior to filing the listing application or notification form or responding to any comments of the NYSE with respect thereto, Parent shall provide the Partnership with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response). The Partnership shall use reasonable best efforts to furnish all information concerning itself and its affiliates and provide such other assistance as may be reasonably requested by Parent in connection with the preparation and filing of the listing application or notification form (or any amendment or supplement thereto) or in connection with responding to any comments of the NYSE with respect thereto.

Section 5.17 Unitholder Litigation. Without limiting in any way the respective applicable obligations of Parent and the Partnership under Section 5.1 and Section 5.8, each of Parent, the Parent GP and the Partnership and their controlled affiliates shall, and shall use reasonable best efforts to cause their respective other affiliates to, give the other the opportunity to participate in the defense or settlement of any unitholder claim or unitholder legal proceeding (including any class action or derivative litigation) against such party or its affiliates or its or their officers, general partners or directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to, without the prior written consent of Parent and the Partnership, which consent with respect to any such settlement shall not be unreasonably withheld, conditioned or delayed. Each of Parent and the Partnership and their respective controlled affiliates shall, and shall use reasonable best efforts to cause their respective other affiliates to cooperate and shall use its reasonable best efforts to cause its Representatives to cooperate, in the defense against such claim or legal proceeding.

Section 5.18 Distributions. Subject to Section 5.27, after the entry into this Agreement until the Closing Date, each of the Partnership and Parent shall coordinate with the other regarding the declaration of any distributions in respect of Parent Common Units and any distributions in respect of Partnership Units and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Parent Common Units and Partnership Common Units shall not receive two (2) distributions (it being understood that the Special Distribution shall not be counted for this purpose) or fail to receive one distribution, as applicable, in any quarter with respect to their Parent Common Units or Partnership Units and any Parent Common Units any holder of Partnership Units receives in exchange therefor in the Merger. For the avoidance of doubt, this Section 5.18 shall not limit the right of the Partnership to declare and pay (and set a record date for) the Special Distribution in accordance with Section 5.27.

Section 5.19 Stock Exchange Delisting; Deregistration. Prior to the earlier of the Effective Time and the Termination Date, the Partnership will cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law and the rules and regulations of NYSE to cause (a) the delisting of the Partnership Common Units from NYSE as promptly as practicable after the Effective Time; and (b) the deregistration of the Partnership Common Units pursuant to the Exchange Act as promptly as practicable after such delisting.

Section 5.20 Redemption of Partnership Preferred Units and Subordinated Notes. Upon the request of Parent, the Partnership shall prepare a notice of redemption in respect of the redemption of (i) all outstanding Partnership Preferred Units (the “Preferred Redemption”) in accordance with the Existing Partnership Agreement and (ii) all of the outstanding principal amount of the Subordinated Notes in accordance with the Subordinated Notes Indenture (the “Subordinated Notes Redemption” and, together with the Preferred Redemptions, the “Redemptions”), and in form and substance (including with respect to the redemption date specified therein, which redemption date shall in no event be prior to the Effective Time) reasonably acceptable to Parent and use reasonable best efforts to take all other actions reasonable, customary or necessary to prepare for the Redemptions following the Effective Time in accordance with the Existing Partnership Agreement or Subordinated Notes Indenture, as applicable; provided, that no notice of redemption or similar notice shall be required to be issued by the Partnership or any of its affiliates or Subsidiaries until following the Effective Time, and in no event shall the Partnership or any of its affiliates be required to cause the Redemptions to occur prior to the Effective Time or to commit the Redemptions to occur (or take any action which requires any Redemption to occur) prior to the Effective Time. All documentation regarding the foregoing shall be subject to the review and approval (not to be unreasonably withheld, conditioned or delayed) of Parent. Parent shall provide (or cause to be provided) all funds for the Redemptions as required by the Redemptions.

Section 5.21 Financing.

(a) The Partnership shall, and shall cause the Partnership Subsidiaries and their respective Representatives to, in each case, use its and their reasonable best efforts to, provide Parent all customary cooperation reasonably requested by Parent in connection with debt provided pursuant to the Debt Commitment Letter or other debt financing to fund the Required Amount (the “Debt Financing”), including using reasonable best efforts to:

(i) participate in a reasonable number of meetings, presentations, road shows, drafting sessions, sessions with rating agencies and due diligence sessions;

(ii) provide reasonable and customary assistance with the preparation of materials for offering documents, private placement memoranda, prospectuses, agency presentations, bank information memoranda and other similar documents;

(iii) provide reasonable cooperation with the due diligence efforts of any arrangers, underwriters or placement agents in connection with the Debt Financing, or of any Financing Sources, to the extent reasonable and customary (including executing customary authorization letters authorizing the distribution of information about the Partnership and the Partnership Subsidiaries to prospective Financing Sources, which letters shall include, to the extent accurate and applicable, in the case of the public-side version of any such materials and documents, a representation that such public-side version does not include information about the Partnership or Partnership Subsidiaries that would constitute material non-public information within the meaning of United States federal securities laws);

(iv) to the extent timely requested, provide, at least five (5) business days prior to the Closing Date, all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, relating to any of the Partnership or any Partnership Subsidiary, in each case as reasonably requested by Parent or any of its affiliates or Representatives or any Financing Sources at least five (5) business days prior to the aforementioned date of delivery;

(v) furnish (and consent to the disclosure of) the Partnership historical financial statements as required by paragraph (e)(iii) and (iv) of Annex II of the Debt Commitment Letter and/or as reasonably requested (including after taking into account any applicable “staleness” or similar dates for any Debt Financing) by the Parent or its representatives in connection with any Debt Financing, and including, without limitation, the most recent financial statements filed (or required to be filed) by the Partnership with the SEC;

(vi) provide all information and cooperation reasonably requested by Parent that is necessary or customary to support the delivery of any certificate, opinion or other document required to be delivered to the trustees of the indentures relating to the Assumed Debt or otherwise pursuant to the indentures relating to the Assumed Debt in connection with Closing;

(vii) with respect to financial information and data derived from the Partnership’s historical books and records, assist Parent with the Parent’s preparation of pro forma financial information and pro forma financial statements to the extent required by SEC rules and regulations or necessary or reasonably requested by Parent or the Financing Sources, it being agreed that the Company will not be required to actually prepare any such pro forma financial information or pro forma financial statements or provide any information or assistance relating to (A) the proposed debt and equity capitalization or any assumed interest rates, dividends (if any) and fees and expenses relating to such debt or equity capitalization, (B) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing or (C) any financial information related to Parent or any of its Subsidiaries or any adjustments that are not directly related to the Merger; and

(viii) obtain from the Partnership’s registered public accounting firm that has audited the Partnership’s most recent audited financial statements customary comfort letters and consents required in connection with any Debt Financing with respect to the financial statements and information provided pursuant to Section 5.21(a)(v) that is included in any offering document for which such comfort is customarily required, including customary confirmations (in customary form and scope and delivered at such customary times) of such accountants that they are prepared to issue any such comfort letter or consent subject to the completion of its customary procedures relating thereto

(b) Notwithstanding anything to the contrary in this Section 5.21, the Partnership and the Partnership Subsidiaries shall not be required to provide cooperation or take action under this Section 5.21:

(i) to the extent it would, in the Partnership’s reasonable judgment, unreasonably interfere with the normal ongoing business or operations of the Partnership and the Partnership Subsidiaries (it being understood and agreed that the actions specified in clauses (i) through (vi) of Section 5.21(b) do not unreasonably interfere with the business or operations of the Partnership and the Partnership Subsidiaries);

(ii) that would reasonably be expected to cause any condition to Closing set forth in Article VI to fail to be satisfied;

(iii) that involves any actions that would reasonably be expected to conflict with, result in a violation or breach of, or default (with or without notice, lapse of time or both) under any applicable Law, this Agreement, their organizational documents or any Partnership Material Contract;

(iv) that would reasonably be expected to cause any director, officer or employee of the Partnership or the Partnership Subsidiaries or any of their respective affiliates to incur any personal liability;

(v) that would reasonably be expected to cause any representation or warranty in this Agreement to be breached by the Partnership;

(vi) which would require such entities to pay any commitment or other similar fee or incur any liability or expense in connection with any financing to be obtained by Parent or its Subsidiaries in connection with the transactions contemplated by this Agreement, except such expenses for which Parent or one of its Subsidiaries is obligated to reimburse the Partnership or, if reasonably requested by the Partnership, for which funds that are actually necessary to pay such expenses are provided in advance by Parent or one of its Subsidiaries to the Partnership;

(vii) to the extent that the Partnership and the Partnership Subsidiaries and any persons who are officers or directors of such entities would be required to pass resolutions or consents to approve or authorize the execution of such financing to be obtained by Parent or its Subsidiaries in connection with the transactions contemplated by this Agreement;

(viii) that would require any director or officer of the Partnership or the Partnership Subsidiaries to execute any agreement, certificate, document or instrument with respect to such financing to be obtained by Parent or its Subsidiaries in connection with the transactions contemplated by this Agreement, in each case, that would be effective prior to the Closing (other than customary authorization letters and as expressly provided for in Section 5.21);

(ix) to the extent it would conflict with obligations of confidentiality from a third party (not created in contemplation hereof) binding on the Partnership or the Partnership Subsidiaries (provided that, in the event that the Partnership or the Partnership Subsidiaries do not provide information in reliance on the exclusion in this clause (ix), the Partnership and the Partnership Subsidiaries shall provide notice to Parent promptly that such information is being withheld (but solely if providing such notice would not violate such obligation of confidentiality));

(x) that would require providing access to or disclosing information that would jeopardize any attorney-client privilege of the Partnership or the Partnership Subsidiaries (provided that, the Partnership shall use reasonable best efforts to allow for such access to the maximum extent that does not jeopardize attorney-client privilege);

(xi) that would require its legal counsel to provide any legal opinions or 10b-5 letters;

(xii) other than as contemplated by Section 5.21(a)(v) and (vii) above, that would require the Partnership or the Partnership Subsidiaries to prepare any pro formas, projections or forecasts or provide financial statements that are not prepared in the ordinary course of its financial reporting practice;

(xiii) that would require the Partnership or the Partnership Subsidiaries to disclose (if not previously publicly disclosed by the Partnership) any preliminary financial results or “flash numbers”; and

(xiv) that would require the Partnership to file or furnish any reports or information with the SEC in connection with such financing.

(c) Parent shall indemnify and hold harmless the Partnership and Partnership Subsidiaries and their respective directors, officers, employees, equityholders, Representatives, advisors and affiliates from and against any out-of-pocket costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, or damages suffered or incurred by any of them in connection with the Debt Financing to the fullest extent permitted by law and any information utilized in connection therewith except to the extent any such cost or expense, judgment, fine, loss, claim, or damage results from the bad faith, gross negligence, fraud, intentional misrepresentation or willful misconduct by the Partnership, the Partnership Subsidiaries or any of their respective affiliates or Representatives. Parent shall promptly, following the Partnership’s written request therefor, reimburse the Partnership and the Partnership Subsidiaries for all reasonable and documented expenses incurred by any of them or their Representatives in connection with fulfilling their respective obligations pursuant to this Section 5.21 (including reasonable and documented out-of-pocket attorneys’ fees).

(d) The Partnership hereby consents, on its own behalf and on behalf of the Partnership Subsidiaries, to (i) the inclusion of Evaluation Material (as defined in the Confidentiality Agreement) in any customary disclosure document for the Debt Financing provided to potential debt providers required to facilitate the Debt Financing to the extent the recipients of such disclosure document are subject to customary confidentiality requirement or the disclosure documents are filed with the SEC and (ii) the use of its logos in connection with the Debt Financing so long as such logos are used in a manner that is not intended to or reasonably likely to harm or disparage the Partnership and the Partnership Subsidiaries or the reputation or goodwill of the Partnership and the Partnership Subsidiaries and their respective products, services, offerings or Intellectual Property rights.

Section 5.22 Committed Financing

(a) Parent shall, and shall cause its Subsidiaries to, use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate the Committed Financing or any Substitute Financing in an amount equal to the Required Amount, including, using reasonable best efforts to (i) (A) maintain in effect the Debt Commitment Letter and (B) negotiate, enter into and deliver definitive agreements with respect to the Committed Financing reflecting the terms contained in the Debt Commitment Letter (or with other terms agreed by Parent and the Financing Sources, subject to the restrictions on amendments of the Debt Commitment Letter set forth below), so that such any such agreements (other than customary post-closing agreements/deliverables) are in effect no later than the Closing and (ii) satisfy on a timely basis all the conditions to the Committed Financing and the definitive agreements related thereto that are in Parent’s (or its Subsidiaries’) control. Parent shall pay, or cause to be paid, as the same shall become due and payable, all fees and other amounts under the Debt Commitment Letter.

(b) Following the reasonable request therefor, Parent shall keep the Partnership reasonably informed on a timely basis of the status of Parent’s and its Subsidiaries’ efforts to obtain the Committed Financing, including providing copies of any amendment, modification or replacement of the Debt Commitment Letter (provided, that any fee letter may be redacted to remove the fee amounts, the rates and amounts included in the “market flex” and other economic terms that could not adversely affect the conditionality, enforceability, termination or aggregate principal amount of the Committed Financing) and shall give the Partnership prompt notice of (x) any material breach or default by any party to the Debt Commitment Letter or the definitive documentation related thereto of which Parent has become aware and (y) any condition precedent of the Committed Financing that Parent has any reason to believe will not be satisfied at the Closing Date; provided that neither Parent nor any of its affiliates shall be under any obligation to disclose any information that is subject to attorney-client or similar privilege to the extent such privilege is asserted in good faith or otherwise would violate or contravene any law or any obligation of confidentiality. Parent may amend, modify, replace, terminate, assign or agree to any waiver under the Debt Commitment Letter without the prior written approval of the Partnership; provided that Parent shall not, without the Partnership’s prior written consent, permit any such amendment, replacement, modification, assignment, termination or waiver to be made to, or consent to any waiver of, any provision of or remedy under the Debt Commitment Letter which would (i) reduce the aggregate cash amounts of the Committed Financing (including by increasing the amount of fees to be paid or original issue discount) unless the aggregate amount of the Committed Financing following such reduction, together with cash on hand and other sources of funds of Parent on the Closing Date, would be equal to, or in excess of, the Required Amount, (ii) (x)impose new or additional conditions to the Committed Financing or (y) otherwise expand, amend, modify or waive any of the conditions to the Committed Financing or (iii) otherwise expand, amend, modify or waive any provision of the Debt Commitment Letter in a manner that, in the case of subclauses (ii)(y) or (iii), would reasonably be expected to (A) prevent, materially impair or materially delay the funding of the Committed Financing (or satisfaction of the conditions to the Committed Financing) on the Closing Date or (B) materially adversely affect the ability of Parent or any of its Subsidiaries to pay the Required Amounts at Closing; provided that notwithstanding the foregoing, Parent may modify, supplement or amend the Debt Commitment Letter to (1) add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement and (2) implement or exercise any “market flex” provisions contained in the Debt Commitment Letter. In the event that new commitment letters or fee letters are entered into in accordance with any amendment, replacement, supplement or other modification of the Debt Commitment Letter permitted pursuant to this Section 5.22 such new commitment letters or fee letters shall be deemed to be the “Debt Commitment Letter” for all purposes of this Agreement and references to “Committed Financing” herein shall include and mean the financing contemplated by the Debt Commitment Letter as so amended, replaced, supplemented or otherwise modified, as applicable. Parent shall promptly deliver to the Partnership copies of any termination, amendment, modification, waiver or replacement of the Debt Commitment Letter.

(c) If funds in the amounts set forth in the Debt Commitment Letter, or any portion thereof, become unavailable (other than in accordance with the terms of the Debt Commitment Letter), Parent shall, and shall cause its Subsidiaries to, as promptly as practicable following the occurrence of such event (i) notify the Partnership in writing thereof and (ii) use reasonable best efforts to obtain substitute financing, including, as applicable, a commitment to provide such substitute financing (on terms that are not materially less favorable to Parent, taken as a whole, than the terms as set forth in the Debt Commitment Letter, taking into account any “market flex” provisions thereof, and which does not include any conditions to the consummation of such substitute financing that are more onerous than the conditions set forth in the Committed Financing) sufficient, together with cash on hand and other sources of funds of Parent on the Closing Date, to enable Parent and its Subsidiaries to pay the Required Amount at Closing (the “Substitute Financing”) and, promptly after execution thereof, deliver to the Partnership true, complete and correct copies of the new commitment letter and the related fee letters (in redacted form removing the fee amounts, the rates and amounts included in the “market flex” and other economic terms that could not adversely affect the conditionality, enforceability, termination or aggregate principal amount of the Committed Financing) or related definitive financing documents with respect to such Substitute Financing. Upon obtaining any commitment for any such Substitute Financing, such financing shall be deemed to be a part of the “Committed Financing” and any commitment letter for such Substitute Financing shall be deemed to be the “Debt Commitment Letter” for all purposes of this Agreement.

(d) Notwithstanding the foregoing, compliance by Parent and its Subsidiaries with this Section 5.22 shall not limit or modify the Partnership’s right to seek specific performance to cause Parent to consummate the Merger, whether or not the Debt Financing is available.

Section 5.23 General Partner Obligations. Each of the Parent GP and the Partnership Managing GP shall take all action necessary to cause Parent and the Partnership, as applicable, to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth in this Agreement. For the avoidance of doubt, any violation of the obligations of Parent or the Partnership under this Agreement shall also be deemed to be a breach of this Agreement by the Parent GP or the Partnership Managing GP, as applicable.

Section 5.24 Obligations of Merger Sub and Parent. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth in this Agreement. For the avoidance of doubt, any violation of the obligations of Merger Sub under this Agreement shall also be deemed to be a breach of this Agreement by Parent. Immediately after the execution of this Agreement, Parent shall deliver to the Partnership evidence of the adoption of this Agreement by Parent, in its capacity as the sole member of Merger Sub, and the consent effecting such adoption shall not be modified or withdrawn after the entry into this Agreement.

Section 5.25 Third-Party Consents. From the entry into this Agreement and prior to the earlier of the Effective Time and the Termination Date, the Partnership shall use commercially reasonable efforts to (a) seek the consents of, and deliver the notices and certificates to, as applicable, each of the parties (other than the Partnership and the Partnership Subsidiaries) to the contracts listed on Section 5.25 of the Partnership Disclosure Schedule to the extent required in connection with the transactions contemplated by this Agreement and (b) take all reasonable action to satisfy any legal or contractual requirements to provide notice to or enter into any consultation procedure with any labor union, labor organization, or works council which is representing any Partnership Employee in connection with the transactions contemplated by this Agreement. Notwithstanding the foregoing, in connection with the foregoing, neither the Partnership nor any of the Partnership Subsidiaries nor any of their respective affiliates shall be required to (i) make any payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments) or concede anything of value, (ii) amend, supplement or otherwise modify any contract or (iii) agree or commit to do any of the foregoing, and any failure to do so shall not be considered, by itself, a breach of this Section 5.25. The parties hereby acknowledge and agree that none of the consents, requirements, notices or other actions contemplated by this Section 5.25 shall serve as a condition to the Closing.

Section 5.26 Additional Specified Negative Covenants. Notwithstanding anything to the contrary set forth in this Agreement and not in limitation of any other obligations set forth herein, Parent GP and Parent shall, and shall cause each of their respective Subsidiaries to, from and after the entry into this Agreement until the Effective Time, not acquire (or enter into any agreement to acquire), directly or indirectly by merger, consolidation, acquisition of stock or assets or otherwise, any business, person or assets from any other person if such transaction would reasonably be expected to (a) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any approval, consent, clearance, non-action or other similar action or inaction from any Governmental Authority required in connection with the transactions contemplated by this Agreement, including the Merger, (b) materially increase the risk of any Governmental Authority enacting, issuing, promulgating, enforcing or entering any Legal Restraint, or (c) materially increase the risk of the parties not being able to remove any such Legal Restraint described in the preceding clause (b).

Section 5.27 Special Distribution. The parties shall coordinate regarding the declaration by the Partnership of a distribution in respect of Partnership Common Units and the record date and payment date relating thereto, such that the holders of Partnership Common Units shall receive, prior to the Effective Time, a special cash distribution (the “Special Distribution”) in the amount of $0.212 per Partnership Common Unit. The Special Distribution shall be declared and paid on, and to holders of record of, Partnership Common Units as of such dates as are mutually agreed upon by Parent and the Partnership (to be no later than the Effective Time) and shall be subject to applicable Law and compliance with the terms of the Existing Partnership Agreement.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or waiver by all parties, to the extent permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) The Partnership Unitholder Approval shall have been obtained in accordance with applicable Law and the Partnership Organizational Documents;

(b) No temporary restraining order, preliminary or permanent injunction or other writ, injunction, judgment or decree preventing the consummation of the transactions contemplated by this Agreement shall have been issued by any court of competent jurisdiction or other Governmental Authority and remain in effect, and no statute, rule, regulation or order shall have been enacted, entered, enforced or deemed applicable to the Merger that makes consummation of the Merger illegal (any such order, injunction, writ, judgment, decree, statute, rule or regulation, a “Legal Restraint”);

(c) All waiting periods (and any extension thereof) applicable to the Merger or the other transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated and any commitment to, or agreement with, any Governmental Authority not to consummate the Closing before a certain date, shall have been terminated or shall have expired;

(d) Parent shall have received a written opinion of Vinson & Elkins LLP (or, if Vinson Elkins LLP is unable or unwilling to render (or timely render) such an opinion, another nationally recognized tax counsel as may be reasonably acceptable to Parent and the Partnership) dated as of the Closing Date and in form and substance reasonably satisfactory to the Partnership to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, at least 90% of the gross income of Parent and the Partnership, calculated on a pro forma combined basis, for all of the calendar year that immediately precedes the calendar year that includes the Closing Date and each calendar quarter of the calendar year that includes the Closing Date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code; provided that, the condition set forth in this Section 6.1(d) shall be deemed waived by Parent in the event the opinion described in this Section 6.1(d) cannot be delivered because at least 90% of the gross income of Parent for such calendar year or calendar quarters is not from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code. In rendering such opinion, Vinson & Elkins LLP or such other counsel shall be entitled to receive and rely upon the Parent Tax Certificates, the Partnership Tax Certificates and any other representations, warranties and covenants of officers of Parent and the Partnership and any of their respective affiliates as to such matters as such counsel may reasonably request;

(e) The Partnership shall have received a written opinion of Sidley Austin LLP (or, if Sidley Austin LLP is unable or unwilling to render (or timely render) such an opinion, another nationally recognized tax counsel as may be reasonably acceptable to the Partnership and Parent) dated as of the Closing Date and in form and substance reasonably satisfactory to the Partnership and Parent to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, at least 90% of the gross income of the Partnership for all of the calendar year that immediately precedes the calendar year that includes the Closing Date and each calendar quarter of the calendar year that includes the Closing Date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code. In rendering such opinion, Sidley Austin LLP or such other counsel shall be entitled to receive and rely upon the Partnership Tax Certificates, the Parent Tax Certificates and any other representations, warranties and covenants of officers of the Partnership and any of its respective affiliates as to such matters as such counsel may reasonably request; and

(f) The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

Section 6.2 Conditions to Obligation of the Partnership to Effect the Merger. The obligation of the Partnership to effect the Merger is further subject to the fulfillment (or waiver by the Partnership) at or prior to the Effective Time of the following conditions:

(a) The representations and warranties set forth in:

(i) Section 4.1(b) (Qualification, Organization), Section 4.2(a) (Equity Interests), Section 4.2(b) (Equity Interests), Section 4.2(c) (Equity Interests) (first sentence only (excluding clauses (D) and (E) thereof)), Section 4.2(d) (Equity Interests), Section 4.4(a) (Authority; NonContravention) and Section 4.20 (Finders or Brokers) shall have been accurate in all material respects as of the entry into this Agreement and shall be accurate in all material respects as of the Closing Date, as if made on and as of the Closing Date (except for any such representations and warranties made as of a specific date, which shall have been accurate in all material respects as of such date);

(ii) Section 4.9 (Absence of Certain Changes or Events) shall be accurate in all respects as of the entry into this Agreement;

(iii) Article IV and the ET Support Agreement (other than those addressed in the foregoing clauses (i) and (ii)) without giving effect to any materiality qualifications set forth therein, shall have been accurate in all respects as of the entry into this Agreement and shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date (except for any such representations and warranties made as of a specific date, which shall have been accurate in all respects as of such date), except where such inaccuracies, individually or in the aggregate, would not have a Parent Material Adverse Effect;

(b) Each of ET, Parent, the Parent GP and Merger Sub shall have in all material respects performed all obligations and complied with all covenants required by this Agreement and the ET Support Agreement to be performed or complied with by it prior to the Effective Time;

(c) Parent shall have delivered to the Partnership a certificate, dated the Closing Date and signed by the Chief Executive Officer or another senior officer of Parent GP, certifying to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied;

(d) The Parent Units to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance;

(e) The Partnership shall have received a written opinion of Wachtell, Lipton, Rosen & Katz (or, if Wachtell, Lipton, Rosen & Katz is unable or unwilling to render such an opinion, another nationally recognized tax counsel as may be reasonably acceptable to the Partnership) dated as of the Closing Date and in form and substance reasonably satisfactory to the Partnership to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for U.S. federal income tax purposes, the exchange of Partnership Common Units for Parent Common Units pursuant to the Merger should be treated as an exchange described in Section 721(a) of the Code. In rendering such opinion, Wachtell, Lipton, Rosen & Katz or such other counsel shall be entitled to receive and rely on the representations, warranties, and covenants contained in the Partnership Tax Certificates and the Parent Tax Certificates;

(f) Parent shall have received a written opinion of Vinson & Elkins LLP (or, if Vinson & Elkins LLP is unable or unwilling to render (or timely render) such an opinion, another nationally recognized tax counsel as may be reasonably acceptable to Parent and the Partnership) dated as of the Closing Date and in form and substance reasonably satisfactory to the Partnership to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, (i) at least 90% of the gross income of Parent for all of the calendar year that immediately precedes the calendar year that includes the Closing Date and each calendar quarter of the calendar year that includes the Closing Date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code and (ii) Parent should not be treated as an investment company for purposes of Section 721(b) of the Code. In rendering such opinion, Vinson & Elkins LLP or such other counsel shall be entitled to receive and rely upon the Parent Tax Certificates, the Partnership Tax Certificates and any other representations, warranties and covenants of officers of Parent and the Partnership and any of their respective affiliates as to such matters as such counsel may reasonably request; and

(g) There shall not have occurred since the entry into this Agreement a Parent Material Adverse Effect.

Section 6.3 Conditions to Obligation of Parent to Effect the Merger. The obligation of Parent to effect the Merger is further subject to the fulfillment (or the waiver by Parent) at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of the Partnership, Partnership GP and Partnership Managing GP set forth in:

(i) Section 3.1(a) (Qualification, Organization), Section 3.2(a) (Equity Interests), Section 3.2(b) (Equity Interests) (first sentence only), Section 3.2(c) (Equity Interests), Section 3.2(d) (Equity Interests) (first and third sentence only) and Section 3.2(e) (Equity Interests) (first sentence only (excluding clauses (D) and (E) thereof)), Section 3.4(a) (Authority; NonContravention) and Section 3.23 (Finders or Brokers) shall have been accurate in all material respects as of the entry into this Agreement and shall be accurate in all material respects as of the Closing Date, as if made on and as of the Closing Date (except for any such representations and warranties made as of a specific date, which shall have been accurate in all material respects as of such date);

(ii) Section 3.11 (Absence of Certain Changes or Events) shall be accurate in all respects as of the entry into this Agreement;

(iii) Article III (other than those addressed in the foregoing clauses (i) and (ii)) without giving effect to any materiality qualifications set forth therein, shall have been accurate in all respects as of the entry into this Agreement and shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date (except for any such representations and warranties made as of a specific date, which shall have been accurate in all respects as of such date), except where such inaccuracies, individually or in the aggregate, would not have a Partnership Material Adverse Effect;

(b) Each of the Partnership, Partnership GP and Partnership Managing GP shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time;

(c) The Partnership shall have delivered to Parent a certificate, dated the Closing Date and signed by the Chief Executive Officer or another senior officer of Partnership Managing GP, certifying to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied; and

(d) There shall not have occurred since the entry into this Agreement a Partnership Material Adverse Effect.

Section 6.4 Frustration of Closing Conditions. Neither the Partnership nor Parent may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such party’s (and, in the case of Parent, also ET’s) Fraud or Willful Breach of any representation, warranty, covenant or agreement in this Agreement or the ET Support Agreement.

ARTICLE VII

TERMINATION

Section 7.1 Termination or Abandonment. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time:

(a) by the mutual written consent of the Partnership and Parent;

(b) by either the Partnership or Parent, if the Merger shall not have been consummated on or before the date that is nine (9) months after the date of this Agreement (the “End Date”); provided, however, that if, as of the applicable End Date, all of the conditions to Closing set forth in Article VI have been satisfied or waived (or by their nature are to be satisfied at the Closing) except, to the extent applicable, for the conditions set forth Section 6.1(b), or Section 6.1(c), then either Parent or the Partnership may cause the End Date to be extended on two (2) separate occasions by a period of three (3) months each, by delivering written notice to the other party, and if so extended, such date shall be the “End Date”; provided further, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to any party whose breach or affiliates’ breach of its obligations in this Agreement (and, in the case of Parent, also ET’s breach of its obligations in the ET Support Agreement) has contributed, in any material respect, to the failure of the Closing to occur on or prior to the End Date;

(c) by either the Partnership or Parent, if the consummation of the Closing would violate any final and nonappealable Legal Restraint; provided, however, that no party shall be permitted to terminate this Agreement pursuant to this Section 7.1(c) whose breach or affiliates’ breach of any provision of this Agreement (and, in the case of Parent, also ET’s breach of its obligations in the ET Support Agreement) contributed, in any material respect, to the issuance or continued existence of such Legal Restraint;

(d) by either the Partnership or Parent, if the Partnership Unitholders’ Meeting (including any adjournments or postponements thereof) shall have concluded, at which a vote upon the approval and adoption of this Agreement was taken, and the Partnership Unitholder Approval shall not have been obtained;

(e) by the Partnership, if ET, Parent, the Parent GP or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement or the ET Support Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, is not cured by ET, Parent, the Parent GP or Merger Sub within the earlier of 30 days after written notice from the Partnership to Parent describing such breach or failure in reasonable detail and the End Date; provided, however, that, for purposes of clauses (i) and (ii) above, if an inaccuracy in any of Parent, Parent GP, ET or Merger Sub’s representations and warranties (as of the date of this Agreement or as of a date subsequent to the date of this Agreement) or a breach of a covenant or obligation by Parent, Parent GP, ET or Merger Sub is curable by the End Date and Parent or Merger Sub, as applicable, is continuing to exercise its reasonable best efforts to cure such inaccuracy or breach, then the Partnership may not terminate this Agreement under this Section 7.1(e) on account of such inaccuracy or breach, unless such inaccuracy or breach shall remain uncured for a period of 30 days commencing on the date that Partnership gives Parent notice of such inaccuracy or breach;

(f) by Parent, if the Partnership, Partnership GP or Partnership Managing GP shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, is not cured by the Partnership, Partnership GP or Partnership Managing GP within the earlier of 30 days after written notice from Parent to the Partnership describing such breach or failure in reasonable detail and the End Date; provided, however, that, for purposes of clauses (i) and (ii) above, if an inaccuracy in any of the Partnership, Partnership GP or Partnership Managing GP’s representations and warranties (as of the date of this Agreement or as of a date subsequent to the date of this Agreement) or a breach of a covenant or obligation by the Partnership, Partnership GP or Partnership Managing GP is curable by the End Date and the Partnership, Partnership GP or Partnership Managing GP, as applicable, is continuing to exercise its reasonable best efforts to cure such inaccuracy or breach, then Parent may not terminate this Agreement under this Section 7.1(f) on account of such inaccuracy or breach, unless such inaccuracy or breach shall remain uncured for a period of 30 days commencing on the date that Parent gives the Partnership notice of such inaccuracy or breach;

(g) by Parent, prior to the Partnership Unitholder Approval in the event of a Change of Recommendation; and

(h) by the Partnership, prior to the Partnership Unitholder Approval in accordance with Section 5.4(e) in order to accept a Superior Proposal and enter into an agreement providing for a Superior Proposal.

Section 7.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 7.1, this Agreement shall terminate (except for the provisions of this Section 7.2, Section 7.3, Article VIII and Article IX), and there shall be no other liability on the part of the Partnership, Partnership GP or Partnership Managing GP on the one hand, and Parent or Merger Sub, and Parent GP to the other except as provided in Section 7.3 and, subject to Section 7.3(c), liability (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and, in the case of liabilities or damages payable by Parent, Parent GP or Merger Sub, would include the benefits of the transactions contemplated by this Agreement lost by the Partnership’s unitholders (taking into consideration all relevant matters, including lost stockholder premium, other combination opportunities and the time value of money)) arising out of or the result of, a party’s (and, in the case of Parent, also ET’s) Fraud or any Willful Breach of any covenant or agreement in this Agreement or the ET Support Agreement occurring prior to termination or as provided for in the Confidentiality Agreement (which shall continue pursuant to the terms thereof) or ET Support Agreement, in which case, subject to Section 7.3(c), the aggrieved party shall be entitled to all rights and remedies available at law or in equity.

Section 7.3 Partnership Breakup Fee.

(a) If this Agreement is validly terminated by Parent pursuant to Section 7.1(g) (Change of Recommendation) or the Partnership pursuant to Section 7.1(h) (Superior Proposal), then the Partnership shall pay to Parent within two (2) business days after the date of termination, the Partnership Breakup Fee, by wire transfer of same day federal funds to the account specified by Parent.

(b) If this Agreement is validly terminated (i) Parent pursuant to Section 7.1(f) (Breach of Representation or Covenant), and the breach giving rise to the right to terminate this Agreement pursuant to Section 7.1(f) was the Partnership’s failure to convene and hold a Partnership Unitholders’ Meeting in violation of Section 5.6, or (ii) by Parent or the Partnership pursuant to Section 7.1(d) (No Partnership Unitholder Approval) and, in the case of each of clause (i) and (ii), (A) at or prior to the time of the termination of this Agreement an Acquisition Proposal shall have been publicly disclosed or publicly announced and not have been withdrawn prior to such termination; and (B) on or prior to the twelve (12)-month anniversary of such termination of this Agreement (1) any Acquisition Transaction is consummated or (2) the Partnership or any Partnership Subsidiary enters into a definitive contract providing for any Acquisition Transaction (it being understood that, for purposes of this clause (2), each reference to “20%” in the definition of “Acquisition Transaction” shall be deemed to be a reference to “50%”) which is thereafter consummated, then the Partnership shall pay to Parent an amount equal to the Partnership Breakup Fee, by wire transfer of same day federal funds to the account specified by Parent on the earlier of the public announcement of the Partnership’s entry into such contract or the consummation of any such Acquisition Transaction.

(c) Notwithstanding anything to the contrary in this Agreement, the payment of the Partnership Breakup Fee to Parent pursuant to Section 7.3(a) or Section 7.3(b) shall be the sole and exclusive monetary remedy available to Parent or any of its affiliates in connection with this Agreement and the transactions contemplated by this Agreement in any circumstance in which the Partnership Breakup Fee is payable hereunder, and upon payment by the Partnership of the Partnership Breakup Fee to the account designated by Parent none of the Partnership, the Partnership GP, any Partnership Subsidiary or any of their respective former, current or future officers, directors, partners, unitholders, limited partners, general partners, shareholders, stockholders, managers, members, affiliates, Representatives or other agents shall have any further liability with respect to this Agreement or the transactions contemplated hereby to Parent or any of its affiliates or any of its or their former, current or future officers, directors, partners, unitholders, limited partners, general partners, shareholders, stockholders, managers, members, affiliates, Representatives or other agents; provided, however, that nothing herein shall release the Partnership from liability arising out of or the result of Fraud. The parties acknowledge and agree that in no event shall the Partnership be required to pay the Partnership Breakup Fee on more than one occasion, and in no event shall Parent, Parent GP or Merger Sub be entitled to specific performance to cause the Partnership to consummate the transactions contemplated by this Agreement if Parent has received the Partnership Breakup Fee and vice versa. In addition, the parties acknowledge that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement and are not a penalty, and that, without these agreements, neither party would enter into this Agreement. If the Partnership fails to pay promptly the amounts due pursuant to this Section 7.3 other than due to a failure of Parent to provide the Partnership with wire instructions, the Partnership will also pay to Parent interest on the unpaid amount under this Section 7.3, accruing from its due date, at an interest rate per annum equal to two (2) percentage points in the excess of the prime commercial lending rate quoted by The Wall Street Journal and the reasonable and documented out-of-pocket expenses (including reasonable and documented out-of-pocket legal fees) in connection with any action taken to collect payment. Any change in the interest rate hereunder resulting from a change in such prime rate will be effective at the beginning of the date of such change in such prime rate.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 No Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger, except for covenants and agreements which contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

Section 8.2 Expenses. Except as set forth in Section 7.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses, except that fees and expenses incurred in connection with the printing, filing and mailing of the Proxy Statement/Prospectus and Form S-4 (including applicable SEC filing fees) shall be borne by Parent.

Section 8.3 Counterparts; Effectiveness. This Agreement may be executed in two (2) or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 8.4 Governing Law. This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of

Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Section 8.5 Jurisdiction; Specific Enforcement.

(a) The parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that may be available to it at law or in equity, each of the parties shall be entitled to an injunction or injunctions or equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), and all such rights and remedies at law or in equity shall be cumulative, except as may be limited by Section 7.3. The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. A party’s pursuit of an injunction, specific performance or other equitable remedies at any time shall not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled.

(b) Each of the parties hereto irrevocably agrees that any legal action or proceeding relating to or arising out of this Agreement and the rights and obligations hereunder, or for recognition and enforcement of any judgment relating to or arising out of this Agreement and the rights and obligations hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to or arising out of this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts in accordance with the first sentence of this Section 8.5(b). Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 8.7; provided, however, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Law.

Section 8.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) personal delivery to the party to be notified; (b) when sent by email (in which case effectiveness shall be the time the email is sent (excluding undeliverable or other similar automated replies)) or (c) upon receipt after dispatch by registered or certified mail, postage prepaid or when delivered by a courier (with confirmation of delivery) to the party to be notified, in each case, at the following address:

To Parent, Parent GP or Merger Sub:

Sunoco LP

8111 Westchester Drive, Suite 400

Dallas, TX 75225

Attention: Arnold Dodderer

Email: Arnold.Dodderer@sunoco.com

with copies to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Attention: Michael J. Aiello

       Sachin Kohli

Email: michael.aiello@weil.com

    sachin.kohli@weil.com

To the Partnership, Partnership GP or Partnership Managing GP:

NuStar Energy L.P.

19003 IH-10 West

San Antonio, TX 78257

Attention: Amy L. Perry

Email: Amy.Perry@nustarenergy.com

with copies to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention: Igor Kirman

      Zachary S. Podolsky

Email: IKirman@wlrk.com

     ZSPodolsky@wlrk.com

and

Sidley Austin LLP

1000 Louisiana St.

Suite 6000

Houston, TX 77002

Attention: George J. Vlahakos

Email: gvlahakos@sidley.com

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five (5) business days after the notice is given, whichever is later.

Section 8.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties hereto without the prior written consent of the other parties, except that Parent may assign any of its rights (but not delegate any of its obligations) under this Agreement to one or more wholly owned direct or indirect subsidiaries of Parent without the prior written consent of the Partnership, so long as such assignment does not delay the Closing and does not adversely affect holders of Partnership Units. Subject to the first sentence of this Section 8.8, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Any purported assignment not permitted under this Section 8.8 shall be null and void.

Section 8.9 Severability. Any term or provision of this Agreement which is held to be invalid or unenforceable in a court of competent jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement. Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.10 Entire Agreement. This Agreement together with the exhibits hereto, schedules hereto, the ET Support Agreement and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof, and this Agreement is not intended to grant standing to any person other than the parties hereto.

Section 8.11 Disclosure Schedules. Each of the Partnership Disclosure Schedule and the Parent Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections set forth in this Agreement. For purposes of this Agreement any disclosure set forth in any particular Section or subsection of the Partnership Disclosure Schedule or the Parent Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations, warranties, covenants, agreements or other provisions hereof of the respective Party that are contained in the corresponding Section or subsection of this Agreement, and (b) any other representations, warranties, covenants, agreements or other provisions hereof of the respective party that are contained in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such representations, warranties, covenants, agreements and other provisions hereof, is reasonably apparent. The mere inclusion of an item in the Partnership Disclosure Schedule or Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material fact, event or circumstance or that such item has had, or would reasonably be expected to have a Partnership Material Adverse Effect or Parent Material Adverse Effect, as applicable. The Partnership Disclosure Schedule and Parent Disclosure Schedule shall each be delivered as of the entry into this Agreement, and no amendments or modifications thereto shall be made without the written consent of Parent (in the case of an amendment or modification to the Partnership Disclosure Schedule) or the Partnership (in the case of an amendment or modification to the Parent Disclosure Schedule). Any purported update or modification to the Partnership Disclosure Schedule or the Parent Disclosure Schedule after the entry into this Agreement that is not so consented to shall be disregarded.

Section 8.12 Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Partnership, Partnership GP, Partnership Managing GP, Parent, Parent GP and Merger Sub or, in the case of a waiver, by the party against whom the waiver is to be effective. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.13 No Third-Party Beneficiaries. Each of the parties agrees that (a) their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the applicable parties hereto, in accordance with and subject to the terms of this Agreement, and (b) except for (i) the provisions of Article II and Section 7.2 (of which the holders of Partnership Common Units are express third party beneficiaries as described in the last sentence of this Section 8.13) and Section 5.11 (of which the Indemnified Parties are an express third party beneficiary), and (ii) the right of the holders of Partnership Common Units to receive the Merger Consideration on the terms and conditions of this Agreement (subject to the last sentence of this Section 8.13) this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The parties further agree that the holders of Partnership Common Units are express third party beneficiaries of Article II and Section 7.2 and shall have the right to enforce this Agreement and to pursue and recover any remedies, damages or other amounts, whether in law or in equity, to which the holders of Partnership Common Units may be entitled arising out of this Agreement; provided, that, for purposes of efficiency and administrability, in order to enforce such third party beneficiary rights prior to the Closing, the holders of Partnership Common Units shall appoint an agent to act on behalf of the holders of Partnership Common Units (which appointment may be made by amendment to the Partnership Organizational Documents), and such agent shall be entitled to enforce such rights and pursue and recover such remedies, damages or other amounts on behalf of the holders of Partnership Common Units.

Section 8.14 Financing Provisions. Notwithstanding anything in this Agreement to the contrary, the Partnership, on behalf of itself and the Partnership Subsidiaries and each of its controlled affiliates, hereby: (a) agrees that any legal action or proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Sources, arising out of or relating to, this Agreement, the Debt Financing, any transactions contemplated hereby or thereby, or the performance of any services thereunder, shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such legal action to the exclusive jurisdiction of such court, (b) agrees that any such legal action shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any agreement relating to the Debt Financing and except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in the Debt Commitment Letter or in any definitive documentation related to the Debt Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the law of the State of Delaware), (c) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any such legal action or proceeding brought against the Financing Sources in any way arising out of or relating to, this Agreement, the Debt Financing, any transactions contemplated hereby or thereby, or the performance of any services thereunder, (d) agrees that service of process upon the Partnership, the Partnership Subsidiaries or the Partnership’s controlled affiliates in any such legal proceeding or proceeding shall be effective if notice is given in accordance with Section 8.7, (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such legal proceeding in any such court, (f) agrees that none of the Financing Sources shall have any liability to the Partnership or any of the Partnership Subsidiaries or any of their respective controlled affiliates or representatives relating to or arising out of this Agreement, the Debt Commitment Letter or the Debt Financing or any transactions contemplated hereby or thereby or the performance of any services thereunder, and (g) agrees that notwithstanding Section 8.13, the Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions of this Section 8.14 and that this Section 8.14 and the definition of “Financing Sources” and any of the defined terms therein may not be amended in a manner adverse to the Financing Sources without the written consent of the Financing Entities (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, nothing in this Section 8.14 shall in any way limit or modify the rights and obligations of Parent under this Agreement, or any Financing Source’s obligations under the Debt Commitment Letter, or the rights of the Partnership and the Partnership Subsidiaries against the Financing Sources with respect to the Debt Financing or any of the transactions contemplated thereby or any services thereunder following the Closing Date.

Section 8.15 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.16 Construction.

(a) Each of the parties has participated in the drafting and negotiation of this Agreement. The parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

(b) Whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(c) The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.

(d) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(e) The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires.

(f) The term “or” is not exclusive.

(g) The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.”

(h) All accounting terms not expressly defined in this Agreement shall have the meanings given to them under GAAP.

(i) When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated.

(j) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits or Schedules to this Agreement.

(k) References to any statute, law or regulation shall be deemed to refer to such statute, law or regulation as amended from time to time and to any rules, regulations or requirements promulgated thereunder.

(l) Unless otherwise specified in this Agreement, all references in this Agreement to “dollars” or “$” shall mean U.S. Dollars and all amounts in this Agreement shall be paid in U.S. Dollars, and if any amounts, costs, fees or expenses incurred by any party pursuant to this Agreement are denominated in a currency other than U.S. Dollars, to the extent applicable, the U.S. Dollar equivalent for such costs, fees and expenses shall be determined by converting such other currency to U.S. Dollars at the foreign exchange rates published in The Wall Street Journal or, if not reported thereby, another authoritative source in effect at the time such amount, cost, fee or expense is incurred, and if the resulting conversion yields a number that extends beyond two (2) decimal points, rounded to the nearest penny.

(m) When calculating the period of time within which, or following which, any action is to be taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded. References to days shall refer to calendar days unless business days are specified.

ARTICLE IX

DEFINITIONS

Section 9.1 Definitions. As used in this Agreement:

(a) “affiliate” means, with respect to a specified person, as of the relevant time of determination, any other person, whether now in existence or hereafter created, directly or indirectly controlling, controlled by or under direct or indirect common control with such specified person.

(b) “Antitrust Law” means the Sherman Act of 1890, the Clayton Act of 1914, the HSR Act, the Federal Trade Commission Act, and all other federal, state, local and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(c) “Assumed Debt” means any bonds, debentures, notes or other similar instruments of the Partnership or any Partnership Subsidiary not redeemed or otherwise repaid in full in connection with Closing.

(d) “Benefit Plans” means any (i) “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA), (ii) bonus, incentive or deferred compensation, equity or equity-based compensation or phantom equity plan, program, policy, agreement or arrangement, including employer stock and incentive plans, (iii) severance, change in control, employment, individual consulting, post-employment or retirement, retention or termination plan, program, agreement, policy or arrangement or (iv) other compensation or benefit plan, program, agreement, policy, practice, contract, arrangement or other obligation, in each case, whether or not in writing, whether or not funded and whether or not subject to ERISA, including all bonus, cash or equity-based incentive, deferred compensation, equity purchase, health, medical, dental, disability, accident, life insurance, or vacation, paid time off, perquisite, fringe benefit, severance, change of control, retention, employment, separation, retirement, pension, or savings, plans, programs, policies, agreements or arrangements, excluding, in each case, any plan, program, policy or arrangement maintained by any Governmental Authority.

(e) “business day” means any day other than a Saturday, a Sunday or a legal holiday for commercial banks in Dallas, Texas, New York, New York or San Antonio, Texas.

(f) “contract” means any agreement, contract, obligation, understanding or undertaking (whether written or oral), in each case, that is legally binding.

(g) “control” (including, with correlative meanings, “controlling,” “controlled by” and “under common control with”) means, with respect to a person, the power to direct or cause the direction of the management and policies of such person, directly or indirectly, whether through the ownership of equity interests, including but not limited to voting securities, by contract or agency or otherwise.

(h) “COVID-19” means SARS CoV-2 or COVID-19 (and all related strains, sequences, and variants), including any intensification, resurgence or any evolutions or mutations thereof, or related or associated epidemics, pandemics, disease outbreaks or public health emergencies.

(i) “Emergency” means any sudden, unexpected, force majeure or abnormal event which causes, or risks causing, imminent and substantial physical damage to or the endangerment of the safety of any property, imminent and substantial endangerment of health or safety of any person, or death or injury to any person, or imminent and substantial damage to the environment, in each case, whether real or reasonably perceived, and whether caused by war (whether declared or undeclared), acts of terrorism (including cyber-terrorism), weather events, epidemics, pandemics, diseases, strikes, work-stoppages, outages, explosions, blockades, insurrections, riots, landslides, earthquakes, storms, hurricanes, lightning, floods, extreme cold or freezing, extreme heat, washouts, acts of Governmental Authorities, including, but not limited to, confiscation or seizure, or otherwise.

(j) “Environmental Law” means any Law relating to the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource or environmental media), public or worker health or safety (to the extent related to exposure to Hazardous Materials), pollution, or any exposure to or release of, or the management of (including the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production or disposal of) any Hazardous Materials, in each case as in effect as of or prior to the Closing Date.

(k) “ERISA Affiliate” means, with respect to any person, trade or business (whether or not incorporated), any other person, trade or business (whether or not incorporated), that together with such first person, trade or business (whether or not incorporated), is, or was at a relevant time, treated as a single employer or under common control, in either case, under or within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

(l) “ET GP” means LE GP, LLC, a Delaware limited liability company and the sole general partner of ET.

(m) “Existing Partnership Agreement” means that certain Eighth Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of July 20, 2018, as amended immediately following the entry into this Agreement, on the date hereof in the form provided to Parent, or as permitted by this Agreement.

(n) “Export Control and Economic Sanctions Laws” means the Export Control Reform Act of 2018 (50 U.S.C. Chapter 58), the Export Administration Act of 1979 (50 U.S.C. Chapter 56), the Export Administration Regulations (15 C.F.R. Parts 730-774), Section 3 of the NGA (15 U.S.C. § 717b), the Administrative Procedures With Respect to the Import And Export of Natural Gas (10 C.F.R. Part 590), regulations promulgated by the Office of Foreign Assets Control (31 C.F.R. Parts 500-599) and corresponding enabling statutes, and any similar export control or economic sanctions Laws of any country in which a person is performing activities, to the extent that such person is subject to such Laws.

(o) “Financing Sources” means any debt provider (including each agent and arranger) that commits to provide Parent or any of its Subsidiaries Debt Financing (including any Persons providing Substitute Financing) pursuant to the Debt Commitment Letter (the “Financing Entities”), and their respective Representatives and other affiliates; provided that neither Parent nor Merger Sub shall be a Financing Source

(p) “Fraud” means actual fraud under Delaware law in the making of the representations and warranties expressly set forth in Article III, Article IV or the ET Support Agreement, but not constructive fraud, equitable fraud or negligent misrepresentation or omission.

(q) “Governmental Authority” means any: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government; (iii) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or entity and any court or other tribunal); (iv) public or private arbitral body or (v) self-regulatory organization (including NYSE).

(r) “Hazardous Materials” means (i) any substance, material or waste that is listed, defined, designated, classified, or regulated as hazardous, toxic, radioactive, or dangerous, or as a “pollutant” or “contaminant,” or words of similar meaning under, or for which liability or standards of conduct may be imposed pursuant to, any Environmental Law, or (ii) any radon, radioactive material, asbestos or asbestos containing material, noise, urea formaldehyde, foam insulation, polychlorinated biphenyls, or per- and polyfluoroalkyl substances.

(s) “Intellectual Property” means all right, title and interest in or relating to intellectual property, whether protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention, including all: (i) patents and patent applications; (ii) trademarks, service marks, logos, trade names, brand names, corporate names, trade dress, trade styles and other indications of the commercial source or origin of a product or service, in each case, whether or not registered, and all registrations and applications to register, and renewals and extensions of, any of the foregoing, together with all goodwill associated therewith; (iii) copyrights and copyrightable works, whether or not registered or published; (iv) trade secret rights and corresponding rights in confidential information and other non-public or proprietary information (whether or not patentable or copyrightable), including ideas, know-how, inventions, technology, software, discoveries, improvements, methods, procedures, processes, techniques, formulae, drawings, designs, models, and plans (collectively, “Trade Secrets”); (v) Internet domain names; and (vi) intellectual property rights arising from software and technology.

(t) “IT Assets” means the computers, hardware, software, servers, routers, hubs, switches, circuits, networks, data communications lines and all other information technology infrastructure and equipment owned or controlled by the Partnership and the Partnership Subsidiaries or Parent and the Parent Subsidiaries, as applicable, that are required in connection with the operation of the respective business of the Partnership or any of the Partnership Subsidiaries or Parent or any of the Parent Subsidiaries, as applicable.

(u) “knowledge” means (i) with respect to Parent and its Subsidiaries, the actual knowledge of the individuals listed in Section 9.1(u) of the Parent Disclosure Schedule and (ii) with respect to the Partnership and the Partnership Subsidiaries, the actual knowledge of the individuals listed in Section 9.1(u) of the Partnership Disclosure Schedule.

(v) “Labor Agreement” means each collective bargaining agreement, union contract or similar agreement with any labor union, labor organization or employee association to which the Partnership or any of the Partnership Subsidiaries is a party or bound by or applicable to any Partnership Employee.

(w) “made available” means, with respect to any information, document or other material, that such information, document or other material was made available at least one (1) hour prior to entry into this Agreement: (i) on the SEC website, (ii) with respect to information relating to the Partnership or the Partnership Subsidiaries, in the virtual data room maintained on behalf of the Partnership with Donnelley Financial Solutions in connection with the transactions contemplated by this Agreement or via email between outside counsel of the parties or (iii) with respect to information relating to Parent or its Subsidiaries, in the virtual data room maintained by Parent with Datasite in connection with the transactions contemplated by this Agreement.

(x) “Parent Credit Agreement” means that certain Second Amended and Restated Credit Agreement, dated as of April 7, 2022, by and among, inter alios, the Parent, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent.

(y) “Parent Disclosure Schedule” means the Parent Disclosure Schedule that has been delivered by Parent and Merger Sub to the Partnership upon the entry into this Agreement.

(z) “Parent Incentive Distribution Rights” means Incentive Distribution Rights, as such term is defined in the Parent Partnership Agreement.

(aa) “Parent Intellectual Property” means all Intellectual Property owned or purported to be owned by Parent or any of the Parent Subsidiaries.

(bb) “Parent Licensed Intellectual Property” means all Intellectual Property that is used, practiced or held for use or practice by Parent or any of the Parent Subsidiaries, other than any Parent Intellectual Property.

(cc) “Parent Material Adverse Effect” means an event, change, effect, development or occurrence that has had, or is reasonably likely to have, a material adverse effect on the business, financial condition or continuing results of operations of Parent and its Subsidiaries, taken as a whole, other than any event, change, effect, development or occurrence resulting from, relating to or arising out of (i) any event, change, effect, development or occurrence in or generally affecting the economy, the financial or securities markets, or political, legislative or regulatory conditions, in each case in the United States or elsewhere in the world, including any changes in supply, demand, currency exchange rate, interest rates, tariff policy, monetary policy or inflation, (ii) any changes or developments in the industries in which Parent or any of its Subsidiaries conducts its business, (iii) any changes or developments in prices for oil, natural gas, ammonium or other commodities or for Parent’s or any of its Subsidiaries’ raw material inputs and end products, including general market prices and regulatory changes generally affecting the industries in which Parent and the Parent Subsidiaries operate, (iv) the negotiation, execution, announcement, pendency or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby (including the impact thereof on the relationships, contractual or otherwise, of the Partnership or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to the Merger or any of the other transactions contemplated by this Agreement), (v) any taking of any action or failure to take any action, in either case, as required by this Agreement or at the request of the Partnership or consented to in writing by the Partnership or any taking of any action or failure to take any action, in either case, which requires the consent of the Partnership pursuant to Section 5.2 and the Partnership declines to grant consent, (vi) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Authority, or market administrator, (vii) any changes in GAAP or accounting standards or interpretations thereof, (viii) (A) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires, epidemics, pandemics (including COVID-19), or any weather-related or meteorological events or other force majeure event or natural disasters or (B) outbreak or escalation of hostilities or acts of war or terrorism, sabotage, civil disobedience, cyber-terrorism or any escalation or general worsening of the foregoing (including the conflict between the Russian Federation and Ukraine and the conflict in Israel and the surrounding region) and any sanctions or similar actions relating thereto, (ix) any failure by Parent to meet any internal or external (including analyst) projections or forecasts or estimates, milestones or budgets or financial or operating predictions of revenues, earnings or other financial or operating metrics for any period (provided, however, that the exception in this clause (ix) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in, or contributed to, a Parent Material Adverse Effect so long as it is not otherwise excluded by this definition) (provided, that this clause shall not be construed as implying that Parent is making any representation warranty hereunder with respect to any internal or external (including analyst) projections or forecasts or estimates, milestones or budgets or financial or operating predictions of revenues, earnings or other financial or operating metrics for any period), (x) any changes in the unit price or trading volume of the Parent Common Units or in the credit rating of Parent (provided, however, that the exception in this clause (x) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such change has resulted in, or contributed to, a Parent Material Adverse Effect so long as it is not otherwise excluded by this definition) or (xi) any breach by the Partnership or any of its affiliates of this Agreement; except, in each case with respect to subclauses (i) through (iii) and (vi) through (viii), solely to the extent disproportionately affecting Parent and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent and its Subsidiaries operate in which case only the incremental disproportionate, adverse effect relative to other similarly situated companies in the industries in which Parent and its Subsidiaries operate may be taken into account in determining whether there has been, or would be reasonably likely to be, a “Parent Material Adverse Effect.”

(dd) “Parent Permitted Lien” means (i) any Lien (A) for Taxes or governmental assessments, charges or claims of payment not yet delinquent or being contested in good faith and for which adequate accruals or reserves have been established in accordance with GAAP; (B) that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business; (C) arising under conditional sales contracts, tenders, statutory obligations, surety and appeals bonds, government contracts, performance and return of money bonds, equipment leases and similar obligations, in each case so long as each of the aforementioned documents are with third parties entered into in the ordinary course of business; (D) not created by Parent or its Subsidiaries that affect the underlying fee interest of real property leased by Parent or any Subsidiary; (E) that is disclosed on the most recent consolidated balance sheet of Parent included in the Parent SEC Documents or notes thereto or securing liabilities reflected on such balance sheet; (F) arising under or pursuant to the Parent Organizational Documents or the organizational documents of any Subsidiary of Parent; or (G) created pursuant to any contracts set forth on the Parent Disclosure Schedule; (H) which an accurate up-to-date survey would show; or (I) that would not be material to Parent and the Parent Subsidiaries, taken as a whole; (ii) grants to others of Rights-of-Way, surface leases, crossing rights and amendments, modifications, and releases of Rights-of-Way, easements and surface leases in the ordinary course of business; (iii) with respect to Rights-of-Way, restrictions on the exercise of any of the rights under a granting instrument that are set forth therein or in another executed contract, that is of public record or to which Parent or any of its Subsidiaries otherwise has access, between the parties thereto; (iv) with respect to any Parent Leased Real Property, Liens and other rights reserved by or in favor of any landlord under a Parent Real Property Lease; or (v) zoning, entitlement, building and other land use regulations imposed by any Governmental Authority having jurisdiction over the Parent Real Property and real property to which Parent or any of its Subsidiaries has good, valid and marketable fee simple title, and not violated by the current use and operation of the such real property.

(ee) “Parent Units” means the Parent Common Units and the Parent Class C Units.

(ff) “Partnership Benefit Plans” means all Benefit Plans sponsored, maintained, contributed to or required to be contributed to by the Partnership or any of the Partnership Subsidiaries, or under which the Partnership or any of the Partnership Subsidiaries has any liability or obligation (contingent or otherwise).

(gg) “Partnership Breakup Fee” means $90,272,205.

(hh) “Partnership Common Units” means the common units representing limited partner interests in the Partnership and having the rights and obligations specified with respect to “Common Units” in the Existing Partnership Agreement.

(ii) “Partnership Credit Agreement” means that certain Second Amended and Restated 5-Year Revolving Credit Agreement, dated as of January 28, 2022, by and among, inter alios, the Partnership, the lenders from time to time party thereto and Wells Fargo Bank, National Association, as administrative agent.

(jj) “Partnership Disclosure Schedule” means the Partnership Disclosure Schedule that has been delivered by the Partnership to Parent upon the entry into this Agreement.

(kk) “Partnership Intellectual Property” means all Intellectual Property owned or purported to be owned by the Partnership or any of the Partnership Subsidiaries.

(ll) “Partnership Licensed Intellectual Property” means all Intellectual Property that is used, practiced or held for use or practice by the Partnership or any of the Partnership Subsidiaries, other than any Partnership Intellectual Property.

(mm) “Partnership LTI Award” means any Partnership Restricted Unit Award or Partnership Performance Cash Award.

(nn) “Partnership LTIPs” means, collectively, the Partnership’s Amended and Restated NuStar Energy L.P. 2019 Long-Term Incentive Plan, the NuStar GP, LLC Fifth Amended and Restated 2000 Long-Term Incentive Plan, amended and restated as of January 28, 2016, as amended as of February 7, 2018 and the NuStar GP Holdings, LLC Long-Term Incentive Plan, as amended.

(oo) “Partnership Material Adverse Effect” means an event, change, effect, development or occurrence that has had, or is reasonably likely to have, a material adverse effect on the business, financial condition or continuing results of operations of the Partnership and Partnership Subsidiaries, taken as a whole, other than any event, change, effect, development or occurrence resulting from, relating to or arising out of (i) any event, change, effect, development or occurrence in or generally affecting the economy, the financial or securities markets, or political, legislative or regulatory conditions, in each case in the United States or elsewhere in the world, including any changes in supply, demand, currency exchange rate, interest rates, tariff policy, monetary policy or inflation, (ii) any changes or developments in the industries in which the Partnership or any of its Subsidiaries conducts its business, (iii) any changes or developments in prices for oil, natural gas, ammonium or other commodities or for the Partnership’s or any of the Partnership Subsidiaries’ raw material inputs and end products, including general market prices and regulatory changes generally affecting the industries in which the Partnership and the Partnership Subsidiaries operate, (iv) the negotiation, execution, announcement, pendency or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby (including the identity of Parent or any of its affiliates as the acquiror of the Partnership) (including the impact thereof on the relationships, contractual or otherwise, of the Partnership or any of the Partnership Subsidiaries with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to the Merger or any of the other transactions contemplated by this Agreement), (v) any taking of any action or failure to take any action, in either case, as required by this Agreement or at the request of Parent, the Parent GP or Merger Sub or consented to in writing by Parent or the Parent GP or any taking of any action or failure to take any action, in either case, which requires the consent of Parent pursuant to Section 5.1 and Parent declines to grant consent, (vi) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Authority, or market administrator, (vii) any changes in GAAP or accounting standards or interpretations thereof, (viii) (A) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires, epidemics, pandemics (including COVID-19), or any weather-related or meteorological events or other force majeure event or natural disasters or (B) outbreak or escalation of hostilities or acts of war or terrorism, sabotage, civil disobedience, cyber-terrorism or any escalation or general worsening of the foregoing (including the conflict between the Russian Federation and Ukraine and the conflict in Israel and the surrounding region) and any sanctions or similar actions relating thereto, (ix) any failure by the Partnership to meet any internal or external (including analyst) projections or forecasts or estimates, milestones or budgets or financial or operating predictions of revenues, earnings or other financial or operating metrics for any period (provided, however, that the exception in this clause (ix) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in, or contributed to, a Partnership Material Adverse Effect so long as it is not otherwise excluded by this definition) (provided, that this clause shall not be construed as implying that the Partnership is making any representation warranty hereunder with respect to any internal or external (including analyst) projections or forecasts or estimates, milestones or budgets or financial or operating predictions of revenues, earnings or other financial or operating metrics for any period), (x) any changes in the unit price or trading volume of the Partnership Units or in the Partnership’s credit rating (provided, however, that the exception in this clause (x) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such change has resulted in, or contributed to, a Partnership Material Adverse Effect so long as it is not otherwise excluded by this definition) or (xi) any breach by Parent or any of its affiliates of this Agreement; except, in each case with respect to subclauses (i) through (iii) and (vi) through (viii), solely to the extent disproportionately affecting the Partnership and the Partnership Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Partnership and the Partnership Subsidiaries operate in which case only the incremental disproportionate, adverse effect relative to other similarly situated companies in the industries in which the Partnership and the Partnership Subsidiaries operate may be taken into account in determining whether there has been, or would be reasonably likely to be, a “Partnership Material Adverse Effect.”

(pp) “Partnership Performance Cash Award” means a notional right that represents the right to receive an amount of cash (or, in the discretion of the Partnership, a number of Partnership Common Units) upon settlement, which is subject to performance-based vesting or delivery requirements, whether granted pursuant to a Partnership LTIP or otherwise.

(qq) “Partnership Permitted Lien” means (i) any Lien (A) for Taxes or governmental assessments, charges or claims of payment not yet delinquent or being contested in good faith and for which adequate accruals or reserves have been established in accordance with GAAP; (B) that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business; (C) arising under conditional sales contracts, tenders, statutory obligations, surety and appeals bonds, government contracts, performance and return of money bonds, equipment leases and similar obligations, in each case so long as each of the aforementioned documents are with third parties entered into in the ordinary course of business; (D) not created by the Partnership or its Subsidiaries that affect the underlying fee interest of real property leased by the Partnership or any Subsidiary; (E) that is disclosed on the most recent consolidated balance sheet of the Partnership included in the Partnership SEC Documents or notes thereto or securing liabilities reflected on such balance sheet; (F) arising under or pursuant to the Partnership Organizational Documents or the organizational documents of any Partnership Subsidiary; (G) created pursuant to any contracts set forth on the Partnership Disclosure Schedule; (H) which an accurate up-to-date survey would show; (I) resulting from any facts or circumstances relating to Parent or its affiliates; (J) with respect to any indebtedness that will be discharged and released in accordance with the Payoff Letter as contemplated by Section 5.15; or (K) that would not be material to the Partnership and the Partnership Subsidiaries, taken as a whole (ii) grants to others of Rights-of-Way, restrictions on the exercise of any of the rights under a granting instrument that are set forth therein or in another executed contract, that is of public record or to which the Partnership or any of its Subsidiaries otherwise has access, between the parties thereto; (iii) with respect to any Partnership Leased Real Property, Liens and other rights reserved by or in favor of any landlord under a Partnership Real Property Lease; or (iv) zoning, entitlement, building and other land use regulations imposed by any Governmental Authority having jurisdiction over the Partnership Real Property.

(rr) “Partnership Preferred Units” means, collectively, the Partnership Series A Preferred Units, the Partnership Series B Preferred Units, and the Partnership Series C Preferred Units.

(ss) “Partnership Receivables Financing Agreement” means that certain Receivables Financing Agreement, dated as of June 15, 2015, by and among, NuStar Finance LLC, as borrower, the Partnership and PNC Bank, National Association, as lender and administrative agent, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

(tt) “Partnership Restricted Unit Award” means a notional right that represents the right to receive a specified number of Partnership Common Units upon settlement, that is subject to time-based vesting conditions, whether granted pursuant to a Partnership LTIP or otherwise.

(uu) “Partnership Series A Preferred Unit” means each preferred unit designated as a “8.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Unit” representing a limited partner interest in the Partnership having the rights and obligations specified with respect to “Series A Preferred Units” in the Existing Partnership Agreement.

(vv) “Partnership Series B Preferred Unit” means each preferred unit designated as a “7.625% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Unit” representing a limited partner interest in the Partnership having the rights and obligations specified with respect to “Series B Preferred Units” in the Existing Partnership Agreement.

(ww) “Partnership Series C Preferred Unit” means each preferred unit designated as a “9.00% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Unit” representing a limited partner interest in the Partnership having the rights and obligations specified with respect to “Series C Preferred Units” in the Existing Partnership Agreement.

(xx) “Partnership Series D Preferred Unit” means each preferred unit having the rights and obligations specified with respect to a “Series D Preferred Unit” in the Existing Partnership Agreement.

(yy) “Partnership Time-Vesting Cash Award” means a notional right that represents the right to receive an amount of cash upon settlement, which is subject to time-based vesting requirements, granted pursuant to a Partnership LTIP.

(zz) “Partnership Units” means, collectively, the Partnership Common Units and the Partnership Preferred Units.

(aaa) “person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Authority, and any permitted successors and assigns of such person.

(bbb) “Personal Information” means all information in any form or media that identifies, could be used to identify or is otherwise related to an individual person or household, in addition to any definition for “personal information” or any similar term provided by applicable Law or by the Partnership or any of the Partnership Subsidiaries or by Parent or any of the Parent Subsidiaries, as applicable, in any of their privacy policies, notices or contracts (e.g., “personal data,” “personally identifiable information” or “PII”).

(ccc) “Privacy Laws” means, regardless of jurisdiction, any and all applicable Laws, legal requirements and self-regulatory guidelines relating to the Processing of any Personal Information.

(ddd) “Privacy Requirements” means all applicable Privacy Laws and all of the Partnership’s or Parent’s, as applicable, and its Subsidiaries’ policies, notices and contractual obligations relating to the Processing of any Personal Information.

(eee) “Processing” means the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure or transfer (including cross-border) of any data, including Personal Information.

(fff) “Regulatory Law” means any Antitrust Law and the Norman Y. Mineta Research and Special Programs Improvement Act of 2004, as amended.

(ggg) “Rights-of-Way” means easements, licenses, rights-of-way, permits, servitudes, leasehold estates, instruments creating an interest in real property, and other similar real estate interests.

(hhh) “Sanctioned Jurisdiction” means a country, state, territory, or region which is subject to broad economic or trade restrictions under applicable Export Control and Economic Sanctions Laws, which may change from time to time (currently Cuba, Iran, North Korea, Russia, Syria, Venezuela, and the Crimea region of Ukraine and non-government controlled areas of the Zaporizhzhia and Kherson regions of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic).

(iii) “Sanctioned Party” means (i) any individual, entity, or government that is designated under or the subject of any sanctions, export restrictions, restricted party list, or blocking measures administered by a Governmental Authority with jurisdiction over a person, including but not limited to the SDN List, Foreign Sanctions Evaders List, or SSI List; the Denied Persons, Entity, or Unverified Lists of the U.S. Department of

Commerce’s Bureau of Industry and Security; the Debarred List of the U.S. Department of State’s Directorate of Defense Trade Controls; any list of sanctioned persons administered and maintained by the U.S. Department of State relating to nonproliferation, terrorism, Cuba, Iran, or Russia; and any similar lists of other jurisdictions to the extent applicable to a person; or (ii) any individual or entity that is 50% or more owned, directly or indirectly, by one or more individuals or entities that is designated on the SDN List or SSI List.

(jjj) “SDN List” means the Specially Designated Nationals and Blocked Persons List of the U.S. Department of the Treasury’s Office of Foreign Assets Control.

(kkk) “SSI List” means the Sectoral Sanctions Identifications List of the U.S. Department of the Treasury’s Office of Foreign Assets Control.

(lll) “Subordinated Notes” means the 7.625% Fixed-to-Floating Rate Subordinated Notes due 2043 issued by NuStar Logistics, L.P. pursuant to the Subordinated Notes Indenture.

(mmm) “Subordinated Notes Indenture” means the Indenture, dated as of January 22, 2013, by and between NuStar Logistics, L.P., the Company as guarantor and Wells Fargo Bank, National Association, as trustee, as supplemented by the First Supplemental Indenture, dated as of January 22, 2013, by and between NuStar Logistics, L.P., the Company as parent guarantor, NuStar Pipeline Operating Partnership L.P. as affiliate guarantor and Wells Fargo Bank, National Association, as trustee.

(nnn) “Subsidiary” means, with respect to any person, any corporation, limited liability company, partnership, association, or business entity, whether incorporated or unincorporated, of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that person or one or more Subsidiaries of that person or a combination thereof, (ii) if a partnership (whether general or limited), a general partner interest is at the time owned or controlled, directly or indirectly, by that person or one or more Subsidiaries of that person or a combination thereof or (iii) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that person or one or more Subsidiaries of that person or a combination thereof. For purposes hereof, a person or persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association, or other business entity (other than a corporation) if such person or persons shall be allocated a majority of limited liability company, partnership, association, or other business entity gains or losses.

(ooo) “Systems” means the refined petroleum product, crude oil, natural gas, liquefied natural gas, natural gas liquid, ammonium and other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants and other related operations, assets, machinery and equipment that are owned by the Partnership or Parent or any of their Subsidiaries, as applicable and used for the conduct of their respective businesses as presently conducted.

(ppp) “Tax” or “Taxes” means any and all U.S. federal, state or local or non-U.S. or provincial taxes (and customs duties, fees, assessments and similar charges in the nature of a tax), including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, and including any and all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority in connection or with respect thereto.

(qqq) “Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes (and including any amendments with respect thereto).

(rrr) “Treasury Regulations” means the regulations (including temporary regulations) promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references in this Agreement to sections of the Treasury Regulations shall include any corresponding provisions or provisions of succeeding, similar or substitute, temporary or final Treasury Regulations.

(sss) “Willful Breach” means a material breach, or failure to perform, that is the consequence of a deliberate act or omission of the breaching party.

Section 9.2 Index of Definitions. Each of the following terms is defined in the section of this Agreement set forth opposite such term:

Defined Term	Section

Acceptable Confidentiality Agreement	Section 5.4(g)(i)
Acquisition Proposal	Section 5.4(g)(ii)
Acquisition Transaction	Section 5.4(g)(iii)
affiliate	Section 9.1(a)
Agreement	Preamble
Antitrust Law	Section 9.1(b)
Balance Sheet Date	Section 3.6
Benefit Plans	Section 9.1(c)
Book-Entry Units	Section 2.2(a)
business day	Section 9.1(e)
Capitalization Date	Section 3.2(a)
Certificate	Section 2.2(a)
Certificate of Merger	Section 1.3
Change of Recommendation	Section 5.4(d)
Closing	Section 1.2
Closing Date	Section 1.2
Code	Section 2.5
Committed Financing	Section 4.23
Common Units	Section 2.1(a)
Confidentiality Agreement	Section 5.3(b)
contract	Section 9.1(f)
control	Section 9.1(g)
controlled by	Section 9.1(g)
controlling	Section 9.1(g)
COVID-19	Section 9.1(h)
Current Employees	Section 5.7(a)
D&O Policy	Section 5.11(b)
Debt Commitment Letter	Section 4.23
Debt Financing	Section 5.21(a)
Delaware LLC Act	Section 1.1
Delaware LP Act	Section 1.1
Effective Time	Section 1.3
Emergency	Section 9.1(i)
End Date	Section 7.1(b)
Environmental Law	Section 9.1(j)
Equitable Exceptions	Section 3.4(a)
ERISA	Section 3.10(d)
ERISA Affiliate	Section 9.1(k)
ERISA Effective Date	Section 5.7(c)

Defined Term	Section

ET	Recitals
ET GP	Section 9.1(l)
ET Support Agreement	Recitals
Exchange Act	Section 3.4(b)
Exchange Agent	Section 2.4(a)
Exchange Agent Agreement	Section 2.4(a)
Exchange Fund	Section 2.4(a)
Exchange Ratio	Section 2.1(a)
Excluded Benefits	Section 5.7(a)
Excluded Units	Section 2.1(d)
Existing Partnership Agreement	Section 9.1(m)
Export Control and Economic Sanctions Laws	Section 9.1(n)
FCC	Section 3.13(b)
FCPA	Section 3.8(c)
FERC	Section 3.13(a)
Financing Entities	Section 9.1(o)
Financing Sources	Section 9.1(o)
Foreign Plan	Section 3.10(h)
Form S-4	Section 3.12
Fraud	Section 9.1(p)
GAAP	Section 3.5(b)
Governmental Authority	Section 9.1(q)
Hazardous Materials	Section 9.1(r)
HSR Act	Section 3.4(b)
ICA	Section 3.13(b)
Indemnified Parties	Section 5.11(a)
Intellectual Property	Section 9.1(s)
Intended Tax Treatment	Section 5.14(a)
Intervening Event	Section 5.4(g)(iv)
IT Assets	Section 9.1(t)
knowledge	Section 9.1(u)
Labor Agreement	Section 9.1(v)
Law or Laws	Section 3.8(a)
Legal Restraint	Section 6.1(b)
Letter of Transmittal	Section 2.4(b)(i)
Lien	Section 3.2(d)
made available	Section 9.1(w)
Maximum Annual Premium	Section 5.11(b)
Merger	Recitals
Merger Consideration	Section 2.1(a)
Merger Sub	Preamble
New Parent Director	Section 1.8
New Parent Subsidiary Units	Section 1.1
New Plans	Section 5.7(b)
NGA	Section 3.13(a)
NGPA	Section 3.13(a)
Notice of Change	Section 5.4(e)(i)
Notice of Change Period	Section 5.4(e)(i)
Notice of Intervening Event	Section 5.4(e)(ii)
Notice of Intervening Event Period	Section 5.4(e)(ii)

Defined Term	Section

NYSE	Section 3.4(b)
Old Plans	Section 5.7(b)
Parent	Preamble
Parent 2024 Planned CapEx	Section 5.2(a)
Parent Acquisition Proposal	Section 5.5(d)(i)
Parent Acquisition Transaction	Section 5.5(d)(ii)
Parent Approvals	Section 4.4(a)
Parent Certificate of Limited Partnership	Section 4.1(d)
Parent Certifications	Section 4.5(a)
Parent Class C Units	Section 4.2(a)
Parent Common Units	Section 2.1(a)
Parent Credit Agreement	Section 9.1(x)
Parent Disclosure Schedule	Section 9.1(y)
Parent Equity Plans	Section 4.2(a)
Parent GP	Preamble
Parent GP Board	Recitals
Parent GP Certificate of Formation	Section 4.1(d)
Parent GP Interest	Section 4.2(a)
Parent GP LLC Agreement	Section 4.1(d)
Parent Incentive Distribution Rights	Section 9.1(z)
Parent Intellectual Property	Section 9.1(aa)
Parent Leased Real Property	Section 4.16(a)
Parent Licensed Intellectual Property	Section 9.1(bb)
Parent Material Adverse Effect	Section 9.1(cc)
Parent Material Contract	Section 4.17
Parent Organizational Documents	Section 4.1(d)
Parent Owned Real Property	Section 4.16(a)
Parent Partnership Agreement	Section 4.1(d)
Parent Permits	Section 4.7(b)
Parent Permitted Lien	Section 9.1(dd)
Parent Real Property	Section 4.16(a)
Parent Real Property Leases	Section 4.16(a)
Parent SEC Documents	Section 4.5(a)
Parent Subsidiaries	Section 4.3(a)
Parent Subsidiary Held Units	Section 2.1(d)
Parent Tax Certificates	Section 5.14(c)
Parent Trading Price	Section 2.4(d)
Parent Units	Section 9.1(ee)
Partnership	Preamble
Partnership 2024 Planned CapEx	Section 5.1(b)(F)
Partnership 401(k) Plan	Section 5.7(c)
Partnership Approvals	Section 3.4(b)
Partnership Benefit Plans	Section 9.1(ff)
Partnership Breakup Fee	Section 9.1(gg)
Partnership Certificate of Limited Partnership	Section 3.1(c)
Partnership Certifications	Section 3.5(a)
Partnership Common Units	Section 9.1(hh)
Partnership Credit Agreement	Section 9.1(ii)
Partnership Disclosure Schedule	Section 9.1(jj)
Partnership Employee	Section 3.15(a)

Defined Term	Section

Partnership Financial Advisor	Section 3.23
Partnership Financial Advisor Agreements	Section 3.23
Partnership GP	Preamble
Partnership Intellectual Property	Section 9.1(kk)
Partnership Leased Real Property	Section 3.18(a)
Partnership Licensed Intellectual Property	Section 9.1(ll)
Partnership LTI Award	Section 9.1(mm)
Partnership LTIPs	Section 9.1(nn)
Partnership Managing GP	Preamble
Partnership Managing GP Board	Recitals
Partnership Material Adverse Effect	Section 9.1(oo)
Partnership Material Contracts	Section 3.21(a)
Partnership Organizational Documents	Section 3.1(c)
Partnership Owned Real Property	Section 3.18(a)
Partnership Performance Cash Award	Section 9.1(pp)
Partnership Permits	Section 3.8(b)
Partnership Permitted Lien	Section 9.1(qq)
Partnership Preferred Units	Section 9.1(rr)
Partnership Real Property	Section 3.18(a)
Partnership Real Property Leases	Section 3.18(a)
Partnership Receivables Financing Agreement	Section 9.1(ss)
Partnership Recommendation	Section 3.4(a)
Partnership Restricted Unit Award	Section 9.1(tt)
Partnership SEC Documents	Section 3.5(a)
Partnership Series A Preferred Unit	Section 9.1(uu)
Partnership Series B Preferred Unit	Section 9.1(vv)
Partnership Series C Preferred Unit	Section 9.1(ww)
Partnership Series D Preferred Unit	Section 9.1(xx)
Partnership Subsidiaries	Section 3.3(a)
Partnership Tax Certificates	Section 5.14(c)
Partnership Unitholder Approval	Section 3.4(a)
Partnership Unitholders’ Meeting	Section 5.6(e)
Partnership Units	Section 9.1(yy)
Payoff Amount	Section 5.15(b)
Payoff Letter	Section 5.15(b)
PBGC	Section 3.10(f)
person	Section 9.1(aaa)
Personal Information	Section 9.1(bbb)
Preferred Redemption	Section 5.20
Privacy Laws	Section 9.1(ccc)
Privacy Requirements	Section 9.1(ddd)
Processing	Section 9.1(eee)
Proxy Statement/Prospectus	Section 3.4(b)
PUHCA	Section 3.13(a)
Redemptions	Section 5.20
Regular Distribution	Section 2.2(a)
Regulatory Law	Section 9.1(fff)
Representatives	Section 5.3(a)
Required Amount	Section 4.23
Required Tax Opinions	Section 5.14(c)

Defined Term	Section

Rights-of-Way	Section 9.1(ggg)
Sanctioned Jurisdiction	Section 9.1(hhh)
Sanctioned Party	Section 9.1(iii)
Sarbanes-Oxley Act	Section 3.5(a)
SDN List	Section 9.1(jjj)
SEC	Section 3.4(b)
SEC Clearance Date	Section 5.6(c)
Securities Act	Section 3.4(b)
Special Distribution	Section 5.27
SSI List	Section 9.1(kkk)
Subordinated Notes	Section 9.1(lll)
Subordinated Notes Indenture	Section 9.1(mmm)
Subordinated Notes Redemption	Section 5.20
Subsidiary	Section 9.1(nnn)
Substitute Financing	Section 5.22(c)
Superior Proposal	Section 5.4(g)(v)
Surviving Entity	Section 1.1
Systems	Section 9.1(ooo)
Tax or Taxes	Section 9.1(ppp)
Tax Return	Section 9.1(qqq)
Termination Date	Section 2.8
Third Party	Section 5.4(g)(vi)
Threshold	Section 5.8(f)
Top Partnership Pipeline/Storage Customers	Section 3.21(a)(iii)
Trade Secrets	Section 9.1(s)
Treasury Regulations	Section 9.1(rrr)
under common control with	Section 9.1(g)
Unit Issuance	Section 4.3(a)
WARN Act	Section 3.15(d)
Willful Breach	Section 9.1(sss)

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

SUNOCO LP

By:	SUNOCO GP LLC, its general partner

By:	/s/ Joesph Kim
Name: Joesph Kim
Title: President and Chief Executive Officer

SATURN MERGER SUB, LLC

By:	Arnold Dodderer
Name: Arnold Dodderer
Title: Authorized Signatory

SUNOCO GP LLC

By:	/s/ Joesph Kim
Name: Joseph Kim
Title: President and Chief Executive Officer

NUSTAR ENERGY L.P.

By:	RIVERWALK LOGISTICS, L.P., its general partner

	By:	NUSTAR GP, LLC, its general partner

By:	/s/ Bradley C. Barron
Name: Bradley C. Barron
Title: President and Chief Executive Officer

RIVERWALK LOGISTICS, L.P.

By:	NUSTAR GP LLC, its general partner

By:	/s/ Bradley C. Barron
Name: Bradley C. Barron
Title: President and Chief Executive Officer

NUSTAR GP, LLC

By:	/s/ Bradley C. Barron
Name: Bradley C. Barron
Title: President and Chief Executive Officer

Annex B

Execution Version

SUPPORT AGREEMENT

This SUPPORT AGREEMENT, dated as of January 22, 2024 (this “Agreement”), is entered into by and among (a) Sunoco LP, a Delaware limited partnership (“Parent”), (b) NuStar Energy L.P., a Delaware limited partnership (the “Partnership”), and (c) Energy Transfer LP, a Delaware limited partnership (“ET”). Unless the context otherwise requires, terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently with the entry into this Agreement, the Partnership, Riverwalk Logistics, L.P., a Delaware limited partnership (the “Partnership GP”) and sole general partner of the Partnership, NuStar GP, LLC, a Delaware limited liability company (“Partnership Managing GP”) and the sole general partner of the Partnership GP, Parent, Sunoco Merger Sub, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub”), and Sunoco GP LLC, a Delaware limited liability company (the “Parent GP”) and sole general partner of Parent, are entering into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified in accordance with its terms, the “Merger Agreement”), pursuant to which, upon the terms and subject to the conditions thereof, among other things, Parent will acquire the Partnership by means of a merger of Merger Sub with and into the Partnership (the “Merger”), upon consummation of which the separate limited liability company existence of Merger Sub shall cease and the Partnership shall continue its limited partnership existence under Delaware law as the surviving entity in the Merger and a subsidiary of Parent;

WHEREAS, ET wholly owns the Parent GP, beneficially owns all of the issued and outstanding Parent Incentive Distribution Rights and beneficially owns 28,463,967 Parent Common Units;

WHEREAS, as a condition and material inducement to the Partnership’s, Partnership GP’s and Partnership Managing GP’s willingness to enter into the Merger Agreement, the Partnership, Parent and ET are entering into this Agreement setting forth certain representations and warranties of ET and covenants and agreements of ET and its affiliates and other matters, in each case, in connection with the transactions contemplated by the Merger Agreement; and

WHEREAS, ET and Parent acknowledge that the Partnership, the Partnership GP and the Partnership Managing GP are entering into the Merger Agreement in reliance in part on the representations, warranties, covenants and other agreements of ET set forth in this Agreement and would not enter into the Merger Agreement if ET and Parent did not enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Partnership, Parent and ET hereby agree as follows:

AGREEMENT

1. Term. This Agreement shall automatically terminate without further action by any of the parties hereto and shall have no further force or effect as of the earliest of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms, (c) the written agreement of the Partnership, Parent and ET to terminate this Agreement, and (d) April 22, 2025 (unless as of such time Parent does not have the right to terminate the Merger Agreement pursuant to Section 7.1(b) as a result of any breach by Parent or its affiliates of the Merger Agreement or ET or Parent of this Agreement) (such earliest time being referred to herein as the “Support Agreement Termination Date”); provided, that, subject to Section 3(h) and 3(i), termination of this Agreement shall not prevent any party hereto from seeking any remedies (at law or in equity) against any other party for that party’s breach of any of the terms of this Agreement prior to the Support Agreement Termination Date.

2. Representations and Warranties of ET. ET hereby represents and warrants to the Partnership, as follows:

(a) ET is a duly organized, validly existing limited partnership in good standing under the laws of the jurisdiction of its organization. ET has the requisite limited partnership power and authority to enter into this Agreement. This Agreement has been duly and validly executed and delivered by ET and, assuming this Agreement constitutes the legal, valid and binding agreement of the Partnership, this Agreement constitutes the legal, valid and binding agreement of ET and is enforceable against ET in accordance with its terms, subject to the Equitable Exceptions.

(b) None of the information to be supplied by or on behalf of ET or any of its affiliates (other than Parent and the Parent Subsidiaries, which information is addressed in the Merger Agreement) specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Proxy Statement/Prospectus will, on the date it is first mailed to the Partnership Common Unit holders and at the time of the Partnership Unitholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) ET is the record and beneficial owner of (i) all of the issued and outstanding interests in Parent GP, and such interests have been duly authorized and validly issued in accordance with applicable Law and the Parent GP LLC Agreement, (ii) as of the entry into this Agreement, 28,463,967 Parent Common Units and (iii) all of the issued and outstanding Parent Incentive Distribution Rights.

(d) Neither ET nor any Subsidiary of ET (other than Parent GP, Parent, Merger Sub and their respective Subsidiaries) “beneficially owns” (as such term is defined for purposes of Section 13(d) of the Exchange Act) any Partnership Common Units or Partnership Preferred Units.

(e) The execution, delivery and performance by Parent, Parent GP and Merger Sub of the Merger Agreement do not and, assuming the Parent Approvals are obtained, the consummation of the transactions contemplated thereby and compliance with the provisions thereof, will not, conflict with or result in any violation of any provision of the agreement of limited partnership or certificate or other equivalent organizational document, in each case as amended or restated, of ET or the ET GP except for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellation, accelerations, or Liens as would not be material to ET or the ET GP.

(f) Neither ET nor any of its controlled affiliates (other than Parent GP, Parent, Merger Sub and their respective Subsidiaries) has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement or the Merger Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

3. Certain Covenants and Agreements of ET, Parent and the Partnership. The applicable parties hereby covenant and agree as follows:

(a) New Parent Director. Prior to the Effective Time, ET shall take all necessary action so that upon and after the Effective Time the size of the current Parent GP Board is increased by one (1) member and, effective as of the Effective Time, the New Parent Director is appointed to the Parent GP Board to fill the vacancy on the Parent GP Board created by such increase. So long as the New Parent Director continues to satisfy any requirements of applicable Laws and regulations (including of the NYSE) and corporate governance polices of ET applicable to serving as a member of the Parent GP Board (applicable to all members of the Parent GP Board in their capacities as such) and complies with the provisions of the Parent Partnership Agreement and the Parent GP LLC Agreement applicable to all members of the Parent GP Board in their capacities as such, ET shall not, and shall cause its respective affiliates and Subsidiaries to not, take any action to remove the New Parent Director from the Parent GP Board (or otherwise take or refrain from taking any action having the effect of the New Parent Director not serving as a member of the Parent GP Board) for a period of 12 months following the Effective Time.

(b) Regulatory Matters; Takeover Statutes; Litigation. ET shall and shall cause its Subsidiaries and affiliates (other than Parent, Parent GP, Merger Sub and their respective controlled affiliates, which entities’ obligations are set forth in the Merger Agreement), to:

(i) use reasonable best efforts to promptly take, or cause to be taken, all actions to assist and cooperate with Parent and the Partnership as Parent or the Partnership may reasonably request in their efforts to: (A) obtain all necessary actions or nonactions, waivers, clearances, consents and approvals, including the Partnership Approvals and the Parent Approvals, from Governmental Authorities and make all necessary registrations, notifications and filings and take other steps as may be necessary to obtain an action or nonaction, waiver, clearance, expiration or termination of waiting period, consent or approval from, or to avoid an action or proceeding by, any Governmental Authority, in each case as promptly as practicable, (B) obtain all necessary consents, approvals or waivers from third parties other than any Governmental Authority, in each case as promptly as reasonably practicable, including by executing and delivering any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement and (C) otherwise satisfy their respective obligations under Section 5.8 (Regulatory Approvals; Efforts) of the Merger Agreement;

(ii) as promptly as practicable, (A) make available to Parent and the Partnership such information as they may reasonably request in connection with the making or obtaining of any filings, notices, consents, approvals or other similar actions with respect to any Governmental Authority, including all information necessary for Parent to file as promptly as practicable (and in any event not more than ten (10) business days after the date hereof) an appropriate filing under the HSR Act, (B) keep Parent and the Partnership apprised of the status of matters relating to the completion of the transactions contemplated by the Merger Agreement, including promptly furnishing Parent and the Partnership with copies of notices or other communications or correspondence with any third party or any Governmental Authority (or members of their respective staffs) with respect to such transactions, and (C) permit counsel for Parent and the Partnership a reasonable opportunity to review and provide comments on any proposed communication or submission to a Governmental Authority in connection with the transactions contemplated hereby thereon, and consider in good faith the views of the other parties in connection therewith; provided, that ET may reasonably designate any competitively sensitive material provided to another party under this Section 3(b)(ii) as “Outside Counsel Only.”

(iii) assist Parent and the Partnership in their efforts to satisfy the conditions to Closing identified in Section 6.1 of the Merger Agreement, including making an appropriate response to any request for information or documentary material (including any “second request” under the HSR Act) regarding the transactions contemplated by the Merger Agreement from any Governmental Authority;

(iv) defend or contest and assist Parent and the Partnership in their efforts to defend or contest, including through litigation or other means, any objection to, or claims, actions or proceedings challenging, the consummation of the transactions contemplated by the Merger Agreement, and using reasonable best efforts to have vacated, lifted, reversed or overturned any Legal Restraint that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by the Merger Agreement, including the Merger;

(v) (A) notify Parent and the Partnership of any substantive communication with respect to the Merger Agreement and the transactions contemplated thereby received from any Governmental Authority, and, subject to applicable Law, permitting Parent and the Partnership to review and discuss in advance, and consider in good faith the views of Parent and the Partnership in connection with, any proposed substantive communication with respect to the Merger Agreement and the transactions contemplated thereby to any Governmental Authority, (B) promptly furnish Parent and the Partnership with copies of all substantive correspondence, filings, and written communications between it and its Representatives, on the one hand, and such Governmental Authority, on the other hand, with respect to the Merger Agreement and the transactions contemplated thereby, (C) not participate in any substantive meeting, teleconference, videoconference, or discussion with any Governmental Authority in connection with the transactions contemplated by the Merger Agreement unless it consults with Parent and the Partnership in advance and, to the extent not prohibited by such Governmental Authority, gives Parent and the Partnership the opportunity to attend and participate, and (D) furnish to Parent and the Partnership copies of all correspondence, filings, and communications (and memoranda setting forth the substance thereof) between ET and its affiliates and its Representatives (other than Parent, Parent GP, Merger Sub and their respective controlled affiliates, which shall be the obligation of Parent under the Merger Agreement), on the one hand, and any Governmental Authority or members or their respective staffs, on the other hand, with respect to any competition or antitrust matters in connection with the Merger Agreement;

(vi) Subject to the limitations set forth in the Merger Agreement and in this Agreement, including the proviso at the end of this Section 3(b), cause Parent and its Subsidiaries to take and assist Parent and the Partnership in taking, as applicable, any and all steps necessary to eliminate each and every impediment under any Antitrust Law that is asserted by any Governmental Authority or any other party so as to enable the parties to the Merger Agreement to consummate the Closing as promptly as reasonably practicable and, in any event, no later than the End Date; and

(vii) if any takeover law may become, or may purport to be, applicable to the Merger or any other transactions contemplated by the Merger Agreement, ET and its affiliates shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated thereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated thereby; provided, however, that notwithstanding anything else in this Section 3(b) or any other provision of this Agreement, the Merger Agreement or any other transaction document, in no event shall ET or any of its Subsidiaries or affiliates (other than Parent, Parent GP and Merger Sub and their respective controlled affiliates) have any obligation to (A) sell, divest, license, transfer or otherwise dispose of any businesses, assets, equity interest, product lines, or properties of ET or any Subsidiary or affiliate of ET (other than Parent, Parent GP and Merger Sub or any of their respective controlled affiliates) or, without limiting Section 5.8(f) of the Merger Agreement, refrain from acquiring or investing in or entering into any joint venture in respect of any businesses, assets, equity interest, product lines, or properties of any Person (whether by merger, consolidation with or purchase of a substantial portion of the assets of or the equity in, or by any other manner), (B) create, terminate, modify or amend any agreements, relationships, rights or obligations of ET or any Subsidiary or affiliate of ET (other than Parent, Parent GP and Merger Sub or any of their respective controlled affiliates), (C) take (or agree to take) any other action that would limit the freedom of action with respect to the businesses, assets or properties of ET or any Subsidiary or affiliate of ET (other than Parent, Parent GP and Merger Sub or any of their respective controlled affiliates), (D) incur or pay any consent fee, filing fee, profit sharing fee, or settlement fee (other than any such amount that is advanced or promptly reimbursed by Parent or the Partnership (it being understood and agreed that Parent hereby undertakes to advance or promptly reimburse all such amounts)), or (E) agree to or accept any requirement for ET or any Subsidiary or affiliate of ET (other than Parent, Parent GP, Merger Sub or any of their respective controlled affiliates) to provide prior notice to, or obtain prior approval from, any governmental agency, body, authority or entity with respect to a future acquisition transaction.

(c) Non-Solicitation. ET shall comply with the provisions of Section 5.5 (Parent Non-Solicitation) of the Merger Agreement applicable to Parent and/or Parent GP as if such provisions were directly applicable to ET (for clarity, without modifying the definitions of Parent Acquisition Proposal and Parent Acquisition Transaction set forth therein).

(d) SEC Matters. ET shall, and shall cause its controlled affiliates (other than Parent, Parent GP, Merger Sub and their respective controlled affiliates) to, use commercially reasonable efforts to promptly furnish to Parent and the Partnership all information reasonably required for inclusion in the Form S-4 and/or Proxy Statement/Prospectus contemplated by the Merger Agreement upon request, and shall cooperate to help resolve any comments to the extent related to ET or its affiliates.

(e) Transfer of Parent Interests. From the entry into this Agreement until the earlier of the Effective Time and the Termination Date, (i) ET shall not, directly or indirectly, transfer, pledge, sell or otherwise dispose of any interest in the Parent GP, any Parent Incentive Distribution Right or any material portion of the Parent Common Units beneficially owned by it, in either case, without the prior written consent of the Partnership (it being understood that nothing in this clause (i) shall restrict any purported transfer where, following such transfer, ET continues to beneficially own 100% of the transferred interests of Parent GP, the Parent Incentive Distribution Rights or Parent Common Units, as applicable) and (ii) ET shall not cause the Parent GP to, directly or indirectly, transfer, pledge, sell or otherwise dispose of the Parent GP Interest without the prior written consent of the Partnership.

(f) Parent Incentive Distribution Rights. From the entry into this Agreement until the earlier of the Effective Time and the Termination Date, neither ET nor any of its controlled affiliates or Subsidiaries shall modify, or authorize or permit or cause to be modified, the terms of the Parent Incentive Distribution Rights in any respect, including through the making of any “IDR Reset Election” (as defined in the Parent Organizational Documents as in effect as of the entry into this Agreement), in any case, without the prior written consent of the Partnership.

(g) Parent Organizational Documents. From the entry into this Agreement until the earlier of the Effective Time and the Termination Date, neither ET nor any of its affiliates or Subsidiaries shall modify, or authorize or permit or cause to be modified, the Parent Organizational Documents, except to the extent permitted by the Merger Agreement.

(h) Post-Termination Liability. ET hereby acknowledges, accepts and agrees to the provisions of Section 7.2 (Effect of Termination) and Section 7.3(c) (Partnership Breakup Fee) of the Merger Agreement, in each case subject to Section 3(i). ET, Parent and the Partnership hereby acknowledge that in the event of termination of this Agreement pursuant to Section 1, this Agreement shall terminate (except for the provisions in this Section 3(h), Section 3(i) and Sections 5 through 11, which shall survive termination) and there shall be no further liability on the part of ET, Parent or the Partnership, except for liability for any Fraud with respect to the representations set forth in Section 2 or any Willful Breach of any covenant of this Agreement prior to termination hereof.

(i) No Recourse Against ET Non-Recourse Parties Under Merger Agreement. Each of Parent and the Partnership acknowledge and agree that except for any remedies against ET with respect to its agreements and obligations set forth in this Agreement, none of ET or any of its Representatives, affiliates or Subsidiaries or any of its or their respective former, current or future officers, directors, partners, unitholders, limited partners, general partners, shareholders, stockholders, managers, members, affiliates, Representatives or other agents (other than Parent GP, Parent and their respective controlled affiliates) (such Persons, collectively, the “ET Non-Recourse Parties”) shall have any Liability or obligation to Parent, Parent GP, the Partnership, Partnership GP or any of their respective controlled affiliates of any nature whatsoever in connection with or under the Merger Agreement (in respect of which each of Parent, Parent GP, the Partnership and Partnership GP each acknowledge and agree that no ET Non-Recourse Party is a party to or is bound by the terms thereof) unless any of the ET Non-Recourse Parties directed or caused such action or non-action in breach of this Agreement, or the transactions contemplated thereby, including any alleged breach of the Merger Agreement or failure to consummate the Merger when required by any of Parent, Parent GP or Merger Sub, and Parent, in each case, that is not directed or caused by any ET Non-Recourse Parties in breach of this Agreement; provided that, notwithstanding anything to the contrary in this paragraph or otherwise in this Agreement, the parties hereby acknowledge and agree that this Agreement shall not limit the remedies of any party or third party beneficiary under the Merger Agreement against a party to the Merger Agreement or any such party’s controlled affiliates. Parent and the Partnership, on behalf of themselves and each of their respective Representatives, controlled affiliates and Subsidiaries, hereby waive and release all claims of any such Liability and obligation.

(j) Publicity. Unless otherwise required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, ET shall consult with Parent and the Partnership before issuing any press release or public statement with respect to the Merger and obtain the prior consent of Parent and the Partnership prior to making any such disclosure (such consent not to be unreasonably, withheld, conditioned or delayed) and Parent and the Partnership shall each consult with ET before issuing any press release or public statement with respect to the Merger that specifically references ET (other than a reference to ET’s ownership of Parent and/or Parent GP or any reference to the existence of this Agreement) and, subject to the requirements of applicable Law or the rules of any securities exchange, none of ET, the Partnership or Parent shall issue any such press release or public statement without the prior written consent of the other Parties. In the event any public disclosure is required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange on the matters that are the subject of the foregoing sentence, ET, the Partnership or Parent will endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other parties to review and comment upon such press release or other announcement or disclosure in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto. Notwithstanding the foregoing, each of ET, the Partnership or Parent shall be permitted to issue press releases or make public announcements or disclosure that is consistent with previous press releases, public disclosures or public statements made by a party in compliance with this Agreement and the Merger Agreement.

(k) Non-Interference with Merger Agreement. From and following entry into this Agreement, ET shall not, in its capacity as the sole member of Parent GP, and shall not authorize or permit any of its Representatives (in their capacity as such) to, fail to provide any approval or consent of ET, in its capacity as the sole member of Parent GP, that is reasonably requested by Parent or Parent GP in order to permit Parent, Parent GP or Merger Sub or any of their affiliates to comply with any provision of the Merger Agreement or otherwise consummate the Merger and the transactions contemplated by the Merger Agreement. In addition, but without limiting the proviso at the end of Section 3(b), ET shall not take any actions primarily intended to interfere with the consummation of the Merger and the transactions contemplated by the Merger Agreement or otherwise primarily intended to result in Parent, Parent GP or Merger Sub breaching its obligations under the Merger Agreement or this Agreement.

(l) Amendment of Merger Agreement; Material Waivers. Parent covenants and agrees, without the prior written consent of ET, not to enter into any amendment to the Merger Agreement or grant any waiver under the Merger Agreement that, in either case, (i) would have a material and adverse effect on the benefits expected to be received by ET, in its capacity as an equityholder of Parent and Parent GP, in the Merger, (ii) would have the effect of increasing the obligations of or limiting any benefits or protections received by ET under this Agreement or (iii) would extend the End Date past April 22, 2025.

4. Disclosure. Without limiting the terms of Section 2(b) or Section 3(d) hereof, ET hereby authorizes the Partnership and Parent to publish and disclose in any public filing made in connection with this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby, including the Merger (including the Form S-4 and/or Proxy Statement/Prospectus), and in any other announcement or disclosure required by the SEC or other applicable Law, ET’s identity and ownership of its interests in Parent, Parent GP and Merger Sub and the nature of ET’s obligations under this Agreement.

5. Amendment and Modification. Neither this Agreement nor any term hereof may be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed by the Partnership, Parent and ET.

6. Waiver. No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy. No single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. No provision of this Agreement may be waived, discharged or terminated other than by an instrument in writing signed by the party against whom the enforcement of such waiver, discharge or termination is sought.

7. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) personal delivery to the party to be notified; (b) when sent by email (in which case effectiveness shall be the time the email is sent (excluding undeliverable or other similar automated replies)) or (c) upon receipt after dispatch by registered or certified mail, postage prepaid or when delivered by a courier (with confirmation of delivery) to the party to be notified, in each case, at the following address:

To Parent:

Sunoco LP

8111 Westchester Drive, Suite 400

Dallas, TX 75225

Attention: Arnold Dodderer

Email: Arnold.Dodderer@sunoco.com

with copies to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Attention: Michael J. Aiello

   Sachin Kohli

Email: michael.aiello@weil.com

 sachin.kohli@weil.com

To the Partnership:

NuStar Energy L.P.

19003 IH-10 West

San Antonio, TX 78257

Attention: Amy L. Perry

Email: Amy.Perry@nustarenergy.com

with copies to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention: Igor Kirman

   Zachary S. Podolsky

Email: IKirman@wlrk.com

 ZSPodolsky@wlrk.com

and

Sidley Austin LLP

1000 Louisiana St.

Suite 6000

Houston, TX 77002

Attention: George J. Vlahakos

Email: gvlahakos@sidley.com

To ET:

Energy Transfer LP

8111 Westchester Drive, Suite 600

Dallas, TX 75225

Attention: James M. Wright

Email: jim.wright@energytransfer.com

8. Entire Agreement. This Agreement constitutes the entire agreement between the three parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral (excluding, for clarity, the Confidentiality Agreement and the Merger Agreement), between the parties with respect to the subject matter hereof.

9. Section Headings. Headings of the Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever.

10. Construction. (a) Each of the parties has participated in the drafting and negotiation of this Agreement. The parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. (b) Whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. (c) The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. (d) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” (e) The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. (f) The term “or” is not exclusive. (g) The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” (h) All accounting terms not expressly defined in this Agreement shall have the meanings given to them under GAAP. (i) When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. (j) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits or Schedules to this Agreement. (k) References to any statute, law or regulation shall be deemed to refer to such statute, law or regulation as amended from time to time and to any rules, regulations or requirements promulgated thereunder. (l) Unless otherwise specified in this Agreement, all references in this Agreement to “dollars” or “$” shall mean U.S. Dollars and all amounts in this Agreement shall be paid in U.S. Dollars, and if any amounts, costs, fees or expenses incurred by any Party pursuant to this Agreement are denominated in a currency other than U.S. Dollars, to the extent applicable, the U.S. Dollar equivalent for such costs, fees and expenses shall be determined by converting such other currency to U.S. Dollars at the foreign exchange rates published in The Wall Street Journal or, if not reported thereby, another authoritative source in effect at the time such amount, cost, fee or expense is incurred, and if the resulting conversion yields a number that extends beyond two (2) decimal points, rounded to the nearest penny. (m) When calculating the period of time within which, or following which, any action is to be taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded. References to days shall refer to calendar days unless business days are specified.

11. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties hereto without the prior written consent of the other parties. Subject to the first sentence of this Section, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Any purported assignment not permitted under this Section shall be null and void.

12. Governing Law. This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

13. Jurisdiction; Specific Enforcement.

(a) The parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that may be available to it at law or in equity, each of the parties shall be entitled to an injunction or injunctions or equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), and all such rights and remedies at law or in equity shall be cumulative, except as may be limited by Section 3(h) of this Agreement. The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 13 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. A party’s pursuit of an injunction, specific performance or other equitable remedies at any time shall not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled.

(b) Each of the parties hereto irrevocably agrees that any legal action or proceeding relating to or arising out of this Agreement and the rights and obligations hereunder, or for recognition and enforcement of any judgment relating to or arising out of this Agreement and the rights and obligations hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to or arising out of this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts in accordance with the first sentence of this Section 13(b). Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 7; provided, however, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Law.

14. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

15. Severability. Any term or provision of this Agreement which is held to be invalid or unenforceable in a court of competent jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement. Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

16. Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

The remainder of this page is intentionally left blank.

IN WITNESS WHEREOF, the Partnership, Parent and ET have executed this Agreement as of the date first written above.

NUSTAR ENERGY L.P.

By: RIVERWALK LOGISTICS, L.P., its general partner

By:	NUSTAR GP, LLC, its general partner

By:	/s/ Bradley C. Barron
Name: Bradley C. Barron
Title: President and Chief Executive Officer

SUNOCO LP

By:	SUNOCO GP LLC, its general partner

By:	/s/ Joseph Kim
Name: Joseph Kim
Title: President and Chief Executive Officer

ENERGY TRANSFER LP

By:	LE GP, LLC, its general partner

By:	/s/ Dylan A. Bramhall
Name: Dylan A. Bramhall
Title: EVP & Group CFO

[Signature Page to Support Agreement]

Annex C

745 Seventh Avenue New York, NY 10019 United States

January 22, 2024

Board of Directors

NuStar GP, LLC

19003 IH-10 West

San Antonio, TX 78257

Members of the Board of Directors:

We understand that NuStar Energy L.P. (the “Company”) intends to enter into a transaction (the “Proposed Transaction”) with Sunoco LP (“Sunoco”), pursuant to which, among other things, (i) Saturn Merger Sub, LLC (“Saturn Merger Sub”) will merge with and into the Company, with the Company continuing as a subsidiary of Sunoco as the surviving entity in such merger (the “Merger”); (ii) the Company will declare a distribution in respect of each common unit representing limited partner interests in the Company (“Company Common Units”) and the record date and payment date relating thereto, such that the holders of Company Common Units will receive, prior to the effective time of the Merger, a special cash distribution (the “Special Distribution”) in the amount of $0.212 per Company Common Unit; (iii) immediately prior to the effective time of the Merger, Sunoco shall have a right, but not the obligation to cause a wholly owned subsidiary of Sunoco that is treated as a corporation or a partnership for U.S. federal income tax purposes to subscribe for a number of Company Common Units representing one percent of all Company Common Units outstanding immediately following such issuance (the “New Parent Subsidiary Units”) at a price per Company Common Unit equal to the closing price of one Company Common Unit reported on the NYSE on the full trading day immediately prior to the effective time of the Merger, payable in cash, a Sunoco note or any other property that Sunoco and the Company mutually agree to be of equal value (the “Subsidiary Transaction”) and (iv) at the effective time of the Merger, (a) all Company Common Units directly owned immediately prior to the effective time of the Merger by the Company or by Sunoco or Saturn Merger Sub (collectively, the “Excluded Units”) and any Company Common Units owned immediately prior to the effective time of the Merger by a subsidiary of Sunoco (including any New Parent Subsidiary Units) (the “Parent Subsidiary Held Units”) will remain outstanding; (b) each Company Common Unit issued and outstanding immediately prior to the effective time of the Merger (other than any Excluded Units and Parent Subsidiary Held Units) will be converted into the right to receive 0.400 common units representing limited partner interests (the “Exchange Ratio”, and together with the Special Distribution, the “Merger Consideration”) of Sunoco (the “Sunoco Common Units”); (c) each preferred unit of the Company representing limited partner interests in the Company (the “Company Preferred Units”) issued and outstanding immediately prior to the effective time of the Merger will be unchanged and remain outstanding; and (d) the general partner interest of the Company issued and outstanding immediately prior to the effective time of the Merger will be unchanged and remain outstanding. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger, dated as of January 22, 2024, by and among Sunoco, Saturn Merger Sub, the Company, Riverwalk Logistics, L.P. (the “Company GP”), NuStar GP, LLC (the “Company Managing GP”) and Sunoco GP LLC (the “Agreement”). The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreement.

We have been requested by the Board of Directors of the Company Managing GP, which is the sole general partner of the Company GP, which is the sole general partner of the Company, to render our opinion with respect to the fairness, from a financial point of view, to the Company’s holders (other than holders of Excluded Units and Parent Subsidiary Held Units) of Company Common Units of the Merger Consideration to be offered to such holders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, (i) the fairness of the amount or the nature of (x) any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the consideration to be offered to the holders (other than holders of Excluded Units and Parent Subsidiary Held Units) of Company Common Units in the Proposed Transaction or (y) any portion or aspect of the Proposed Transaction to any one class or group of the Company’s or any other person’s equity security holders vis-à-vis any other class or group of the Company’s or any other person’s security holders (including holders of the Preferred Units, holders of the general partner interest of the Company, holders of Excluded Units and holders of Parent Subsidiary Held Units and including the allocation of any consideration amongst or within such classes or groups of security holders), (ii) the fairness of any portion or aspect of the Proposed Transaction to the holders of any class of securities, creditors or other constituencies of the Company or any other person, or to any other person, other than the fairness, from a financial point of view, of the Merger Consideration to be offered to the Company’s holders (other than holders of Excluded Units and Parent Subsidiary Held Units) of Company Common Units, (iii) the Subsidiary Transaction or (iv) the Redemptions (as defined in the Agreement). Our opinion does not address the relative merits of the Proposed Transaction as compared to any other transaction or business strategy in which the Company might engage.

In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction; (2) publicly available information concerning the Company and Sunoco that we believe to be relevant to our analysis, including, without limitation, the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and the Company’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2023, June 30, 2023 and September 30, 2023, as well as Sunoco’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and Sunoco’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2023, June 30, 2023 and September 30, 2023; (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company (the “Company Projections”); (4) financial and operating information with respect to the business, operations and prospects of Sunoco furnished to us by the Company, including financial projections of Sunoco prepared by management of Sunoco, as adjusted by management of the Company (the “Sunoco Projections”); (5) a trading history of the Company Common Units and Sunoco Common Units from January 1, 2022 to January 19, 2024 and a comparison of those trading histories with those of other companies that we deemed relevant; (6) a comparison of the ratio of the trading price of Sunoco Common Units to the trading price of Company Common Units from January 1, 2022 to January 19, 2024; (7) a comparison of the historical financial results and present financial condition of the Company and Sunoco with each other and with those of other companies that we deemed relevant; (8) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other recent transactions that we deemed relevant; (9) the projected pro forma impact of the Proposed Transaction on the future financial performance of the combined company, including certain estimates of cost savings and operating and financing synergies (the “Synergies Estimates”) and other strategic benefits expected by the management of the Company to result from a combination of the businesses, furnished to us by the Company (the “Combined Projections”); (10) the relative contributions of the Company and Sunoco to the future financial and operating performance of the combined company on a pro forma basis; and (11) published estimates of independent research analysts with respect to the future financial performance and price targets of the Company and Sunoco. In addition, we have had discussions with the management of the Company concerning the business, operations, assets, liabilities, financial condition and prospects of the Company and Sunoco and with the management of Sunoco concerning the business, operations, assets, liabilities, financial condition and prospects of Sunoco and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the management of the Company and Sunoco that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Company Projections, the Sunoco Projections and the Combined Projections, upon the advice of the Company, we have assumed that (i) such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company, Sunoco and the combined company, respectively, and (ii) the Company, Sunoco and the combined Company, respectively, will or would (as applicable) perform substantially in accordance with such projections. Furthermore, upon the advice of the Company, we have assumed that the amounts and timing of the Synergies Estimates are reasonable and that the Synergies Estimates will be realized in accordance with such estimates. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or Sunoco and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or Sunoco. In addition, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company’s business. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter. We express no opinion as to the prices at which either the Company Common Units or Sunoco Common Units would trade following the announcement or consummation of the Proposed Transaction. Our opinion should not be viewed as providing any assurance that the market value of the Sunoco Common Units to be held by unitholders of the Company after the consummation of the Proposed Transaction will be in excess of the market value of Company Common Units owned by such unitholders at any time prior to the announcement or consummation of the Proposed Transaction.

We have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto in all respects material to our analysis. We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, the Merger Consideration to be offered to the Company’s holders (other than holders of Excluded Units and Parent Subsidiary Held Units) of Company Common Units in the Proposed Transaction is fair to such holders.

We are acting as financial advisor to the Company in connection with the Proposed Transaction and will receive fees for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse a portion of our expenses and indemnify us for certain liabilities that may arise out of our engagement and the rendering of this opinion. We have performed various investment banking services for the Company, Sunoco and/or their respective affiliates in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the past two years, we have performed the following investment banking and financial services: (a) for the Company, (i) having acted as lead book-running manager on the Company’s registered offering of common units in August 2023 and (ii) having participated as a lender under the Company’s existing credit facilities; and (b) for Sunoco, (i) having acted as initial purchaser on Sunoco’s offering of senior notes in September 2023 and (ii) having participated as joint lead arranger and joint bookrunner on Sunoco’s amendment to its credit facility in April 2022.

In addition, we and our affiliates in the past have provided, currently are providing, or in the future may provide, investment banking services to Energy Transfer LP, an affiliate of Sunoco (“ET”), and certain of its affiliates and have received or in the future may receive customary fees for rendering such services, including having acted or acting as arranger, bookrunner and/or lender for ET and certain of its affiliates in connection with certain financing transactions.

Barclays Capital Inc., its subsidiaries and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company, Sunoco, ET and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company Managing GP and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any unitholder of the Company as to how such unitholder should vote with respect to the Proposed Transaction.

Very truly yours,

/s/ BARCLAYS CAPITAL INC.
BARCLAYS CAPITAL INC.

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Sunoco LP

Under the Sunoco Partnership Agreement, in most circumstances, Sunoco will indemnify the following persons, to the fullest ex tent permitted by law, from and against all losses, claims, damages or similar events:

•	Sunoco’ general partner;

•	any departing general partner;

•	any person who is or was an affiliate of a general partner or any departing general partner;

•

any person who is or was a manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of Sunoco, a subsidiary of Sunoco, the general partner of Sunoco, any departing general partner or any of their affiliates;

•

any person who is or was serving at the request of Sunoco’ general partner, any departing general partner or any of their affiliates as an officer, director, manager, managing member, general partner, employee, agent, fiduciary or trustee of another person owing a fiduciary duty to Sunoco or its subsidiaries;

•	any person who controls Sunoco’ general partner or any departing general partner; and

•	any person designated by Sunoco’ general partner.

Any indemnification under these provisions will only be out of Sunoco’s assets. Sunoco also has indemnification agreements with certain directors, pursuant to which Sunoco has agreed to indemnify them against certain liabilities. Unless it otherwise agrees, Sunoco’s general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to Sunoco to enable Sunoco to effectuate, indemnification. Sunoco may purchase insurance against liabilities asserted against and expenses incurred by persons for Sunoco activities, regardless of whether Sunoco would have the power to indemnify the person against liabilities under the Sunoco Partnership Agreement. Subject to any terms, conditions or restrictions set forth in the Sunoco Partnership Agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever.

Item 21.	Exhibits and Financial Statement Schedules

(a) Exhibits.

Exhibit Number	Exhibit Description

2.1†	Agreement and Plan of Merger, dated as of January 22, 2024, by and among Sunoco LP, Saturn Merger Sub, LLC, NuStar Energy L.P., Riverwalk Logistics, L.P., NuStar GP, LLC and Sunoco GP, LLC.

3.1	Second Amended and Restated Certificate of Limited Partnership Sunoco LP dated as of May 8, 2018 (Incorporated by reference to Exhibit 3.1 of the quarterly report on Form 10-Q (File Number 001-35653) filed by the registrant on May 10, 2018)

3.2	First Amended and Restated Agreement of Limited Partnership of Susser Petroleum Partners LP, dated September 25, 2012 (Incorporated by reference to Exhibit 3.1 of the current report on Form 8-K (File Number 001-35653) filed by the registrant on September 25, 2012)

Exhibit Number	Exhibit Description

3.3	Amendment No. 1 to the First Amended and Restated Agreement of Limited Partnership of Susser Petroleum Partners LP (Incorporated by reference to Exhibit 3.2 of the current report on Form 8-K (File Number 001-35653) filed by the registrant on October 28, 2014)

3.4	Amendment No. 2 to the First Amended and Restated Agreement of Limited Partnership of Sunoco LP (Incorporated by reference to Exhibit 3.1 of the current report on Form 8-K (File Number 001-35653) filed by the registrant on August 6, 2015)

3.5	Amendment No. 3 to the First Amended and Restated Agreement of Limited Partnership of Sunoco LP (Incorporated by reference to Exhibit 3.1 of the current report on Form 8-K (File Number 001-35653) filed by the registrant on January 5, 2016)

3.6	Amendment No. 4 to the First Amended and Restated Agreement of Limited Partnership of Sunoco LP (Incorporated by reference to Exhibit 3.2 of the current report on Form 8-K (File Number 001-35653) filed by the registrant on June 8, 2016)

3.7	Amendment No. 5 to the First Amended and Restated Agreement of Limited Partnership of Sunoco LP (Incorporated by reference to Exhibit 3.1 of the current report on Form 8-K (File Number 001-35653) filed by the registrant on March 31, 2017)

3.8	Amendment No. 6 to the First Amended and Restated Agreement of Limited Partnership of Sunoco LP dated as of May 8, 2018 (Incorporated by reference to Exhibit 3.2 of the quarterly report on Form 10-Q (File Number 001-35653) filed by the registrant on May 10, 2018)

3.9	Amendment No. 7 to the First Amended and Restated Agreement of Limited Partnership of Sunoco LP (Incorporated by reference to Exhibit 3.1 of the quarterly report on Form 10-Q ( File Number 001-35653) filed by the registrant on August 8, 2019)

5.1	Opinion of Weil, Gotshal & Manges LLP as to the validity of securities being registered

8.1	Form of Opinion of Vinson & Elkins L.L.P. as to certain tax matters

10.1	Support Agreement, dated as of January 22, 2024, by and among Sunoco LP, NuStar Energy L.P. and Energy Transfer LP.

21.1	List of subsidiaries of Sunoco LP (incorporated by reference to Exhibit 21.1 of Form 10-K, File No. 1-35653, for the year ended December 31, 2023)

23.1	Consent of Grant Thornton LLP, independent registered public accounting firm of Sunoco LP

23.2	Consent of KPMG LLP, independent registered public accounting firm of NuStar Energy L.P.

23.3	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1)

23.4	Consent of Vinson & Elkins L.L.P. (included in Exhibit 8.1)

24.1	Power of Attorney (included on signature page contained in Part II of this Registration Statement on Form S-4)

99.1	Consent of Barclays Capital Inc.

99.2	Form of NuStar Energy L.P. Proxy Card

107	Filing Fee Table

†

Schedules (or similar attachments) have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplemental copies of any of the omitted schedules (or similar attachments) upon request by the U.S. Securities and Exchange Commission; provided, that the registrant may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules (or similar attachments) so furnished.

Item 22.	Undertakings

(a) The undersigned registrant hereby undertakes:

1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	to include any prospectus required by Section 10(a)(3) of the Securities Act;

ii.

to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

iii.

to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use.

5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i. any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii. any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii. the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv. any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)

The undersigned registrant hereby undertakes that, for the purpose of determining liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(d)

The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (c) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment is effective, and that, for the purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(f)

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(g)

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on February 26, 2024.

SUNOCO LP

By:	SUNOCO GP LLC, its general partner

By:	/s/ Dylan A. Bramhall
Dylan A. Bramhall
Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints Scott D. Grischow and Arnold D. Dodderer, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him in any and all capacities, to sign any or all amendments or post-effective amendments to this Registration Statement, or any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with exhibits hereto and other documents in connection therewith or in connection with the registration of the securities under the Securities Act of 1933, as amended, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that such attorneys-in-fact and agents or his substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement, or amendment thereto, has been signed by the following persons in the capacities indicated, which are with Sunoco GP LLC, the general partner of Sunoco LP, on the dates indicated:

Signature	Title	Date

/s/ Joseph Kim Joseph Kim	President, Chief Executive Officer and Director (Principal Executive Officer)	February 26, 2024

/s/ Dylan A. Bramhall Dylan A. Bramhall	Chief Financial Officer (Principal Financial Officer)	February 26, 2024

/s/ Rick J. Raymer Rick J. Raymer	Vice President, Controller and Principal Accounting Officer (Principal Accounting Officer)	February 26, 2024

/s/ Ray W. Washburne Ray W. Washburne	Chairman of the Board	February 26, 2024

/s/ David Skidmore David Skidmore	Director	February 26, 2024

/s/ Christopher R. Curia Christopher R. Curia	Director	February 26, 2024

/s/ Oscar A. Alvarez Oscar A. Alvarez	Director	February 26, 2024